SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  May ,  2004.
                 -----   ----

Commission File Number  0-30464
                       ---------

                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:  Form 20-F  [ X ]     Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------
                                           (Registrant)

Date   June 18, 2004                       By  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           (Signature)
                                           Joseph Grosso,
                                           President & CEO

                            PROXY (FOR SHAREHOLDERS)

THIS PROXY IS SOLICITED BY MANAGEMENT OF IMA EXPLORATION INC. (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 24, 2004 AND ANY ADJOURNMENT THEREOF.

The undersigned registered shareholder of the Company hereby appoints JOSEPH GROSSO, the President, Chief Executive Officer and a director of the Company, or failing this person, SEAN HURD, a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all [or _______________ ] of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and at any adjournment thereof. UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS FOLLOWS:

                                                      For    Against                                                    For  Against
1.  To determine the number of directors at nine.     |_|      |_|      4. To  consider,  and if thought fit, to        |_|    |_|
                                                                           pass an ordinary resolution to ratify,
                                                                           confirm  and  approve  the   Company's
                                                                           stock  option  plan  approved  by  the
                                                                           Shareholders  on June 26, 2003.

2.  To elect as a director:                           For    Withhold   5. To consider, and if  thought  fit,  to       |_|    |_|
                                                                           pass a special  resolution,   with  or
     (a) Gerald Carlson...............................|_|        |_|       without amendment, that the  Company's
     (b) Joseph Grosso................................|_|        |_|       Notice  of  Articles  be  amended   by
     (c) Arthur Lang..................................|_|        |_|       deleting  the   Pre-Existing   Company
     (d) Nikolaos Cacos...............................|_|        |_|       Provisions set forth in  Part 16 of the
     (e) Sean Hurd....................................|_|        |_|       Regulations of the BUSINESS CORPORATIONS
     (f) Robert Stuart (Tookie) Angus.................|_|        |_|       ACT (British Columbia) in their entirety.
     (g) Chet Idziszek................................|_|        |_|
     (h) David Terry..................................|_|        |_|    6. To consider, and if thought fit, to pass     |_|    |_|
     (i) David Horton.................................|_|        |_|       a special resolution,  with  or  without
                                                                           amendment,  that  the  Articles  of  the
                                                                           Company be  deleted  in  their  entirety
                                                                           and  be  replaced   with   the  form  of
                                                                           Articles  presented  to the Meeting.

 3. To  appoint PricewaterhouseCoopers LLP as         |_|        |_|    7. To consider, pursuant to an interim order    |_|    |_|
    auditors for the Company and to authorize                              of  the  Supreme Court of the Province of
    the directors to fix their remuneration.                               British  Columbia, and if thought fit, to
                                                                           pass  a  special  resolution,   with   or
                                                                           without amendment, to authorize,  approve
                                                                           and adopt a statutory plan of arrangement
                                                                           pursuant  to  sections  288-299  of   the
                                                                           BUSINESS    CORPORATIONS   ACT   (British
                                                                           Columbia).

THIS PROXY MUST BE SIGNED AND DATED.  SEE IMPORTANT INSTRUCTIONS ON REVERSE.

================================================================================

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT THE MEETING.


SIGNATURE: _____________________________     NAME:______________________________  DATE: _____________________________
           (PROXY MUST BE SIGNED AND DATED)       (PLEASE PRINT)


If someone other than the named registered shareholder signs this Proxy on behalf of such shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy. TO BE USED AT THE MEETING, THIS PROXY MUST BE RECEIVED AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA BY MAIL OR BY FAX NO LATER THAN 48 HOURS BEFORE THE MEETING. THE MAILING ADDRESS OF COMPUTERSHARE TRUST COMPANY IS 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AND ITS FAX NUMBER IS 1-866-249-7775. For shares held in a Canadian brokerage account, TELEPHONE VOTING CAN BE COMPLETED AT 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH) AND INTERNET VOTING AT WWW.PROXYVOTECANADA.COM. For shares held in a United States brokerage account, TELEPHONE VOTING CAN BE COMPLETED AT 1-800-454-8683 AND INTERNET VOTING AT WWW.PROXYVOTE.COM.

1. IF THE REGISTERED SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, please register your attendance with the Company's scrutineers at the Meeting.

2. IF A BENEFICIAL SHAREHOLDER'S SECURITIES ARE HELD BY AN INTERMEDIARY (EG. A BROKER) AND THE SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS, such shareholder may only do so if he, she or it has instructed the intermediary to transfer the registration of such securities under the name of such beneficial shareholder before the record date, being May 12, 2004. Only registered shareholders as at the record date are entitled to vote in person at the meeting, subject to the provisions of the BUSINESS CORPORATIONS ACT (British Columbia).

3. IF THE REGISTERED SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions, the shareholder can APPOINT ANOTHER PERSON, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against that resolution.

4. IF A REGISTERED SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions and to APPOINT ONE OF THE INDIVIDUALS NAMED BY MANAGEMENT as proxyholder, please leave the wording appointing such individual as shown, sign and date and return the Proxy. Where no choice is specified by the shareholder on a resolution shown on the Proxy, an individual appointed by management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted in accordance with the instructions of the registered shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities may be voted by the individual appointed as the proxyholder, in its sole discretion, sees fit.

6. If a registered shareholder votes by completing and returning the Proxy, such shareholder may still attend the Meeting and vote in person should such shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Management Proxy Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by such shareholder's attorney duly authorized by such shareholder in writing, or, in the case of a company, by its duly authorized officer or attorney for the company. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. A Proxy to be effective, must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Fax (within North America): 1-866-249-7775 Fax
         (outside       North       America):        416-263-9524,        Email:
         caregistryinfo@computershare.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.




                             ___                             ___
                             |                                 |
                             |                                 |
                             |                                 |
                             |                                 |
                             |                                 |
                             |                                 |
                             |___                           ___|

                      SUPPLEMENTAL MAILING LIST RETURN CARD
                          (National Instrument 54-102)


                 NOTICE TO SHAREHOLDERS OF IMA EXPLORATION INC.


On June 3, 2002, the Minister of Finance gave approval to National Instrument 54-102 - Interim Financial Statement and Report Exemption (the "Instrument") which essentially established a framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Instrument now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.



================================================================================


TO:      IMA EXPLORATION INC. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.


---------------------------------------
NAME (PLEASE PRINT)


---------------------------------------
ADDRESS


---------------------------------------
CITY/PROVINCE (OR STATE)/POSTAL CODE


---------------------------------------             ----------------------------
SIGNATURE OF SHAREHOLDER, OR IF SHAREHOLDER IS A    DATED
COMPANY, SIGNATURE OF AUTHORIZED SIGNATORY.


PLEASE COMPLETE AND RETURN THIS DOCUMENT ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE OR AS INDICATED BELOW. AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

                            Computershare Trust Company of Canada
                            100 University Avenue, 9th Floor
                            Toronto, Ontario M5J 2Y1


                            Tel: 1-800-564-6253
                            Fax: 1-866-249-7775

                              IMA EXPLORATION INC.



                                    NOTICE OF

                           ANNUAL AND SPECIAL MEETING

                                       OF

                                 SECURITYHOLDERS

                           TO BE HELD ON JUNE 24, 2004


                                       AND



                            MANAGEMENT PROXY CIRCULAR



                                  MAY 14, 2004

                              IMA EXPLORATION INC.
                            Terminal City Club Tower
                       Suite 709, 837 West Hastings Street
                              Vancouver, BC V6C 3N6
                       Tel: 604-687-1818 Fax: 604-687-1858

May 14, 2004

Dear Securityholder:

On May 3, 2004, IMA announced its intention to proceed with a reorganization of IMA which will have the result of dividing its present mineral resource assets between two separate public companies. Upon implementation of the corporate restructuring, IMA will continue to hold the Navidad silver-lead-copper project and certain other mineral properties in central Chubut Province, Argentina, while the newly created public company will hold the other resource assets of IMA. Since the announcement, IMA has completed reviews of legal, tax, regulatory and other matters and is now able to provide you with complete details of the proposed reorganization in the accompanying Management Proxy Circular.

You are invited to attend a Special Meeting of shareholders and optionholders, to be held in the Walker Room of the Terminal City Club in Vancouver, British Columbia on Thursday, June 24, 2004 starting at 2:00 p.m., at which time you will be asked to consider and vote upon the proposed reorganization. IMA will also hold its Annual Meeting of Shareholders at the same time, thereby avoiding any inconvenience to Shareholders of attending separate meetings which otherwise would have fallen within a short period of time.

Under the reorganization, IMA's most advanced project, the Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina will remain in IMA, while IMA's other properties and related assets and $750,000 cash will be transferred to a new public company to be named "Golden Arrow Resources Corporation" ("Golden Arrow"). These two separate public companies will be owned by the existing shareholders of IMA and each will have a separate focus. Golden Arrow will be committed to grass roots exploration while IMA will retain the Navidad project and focus on:

1. A significantly expanded drill program on the numerous targets within Navidad;

2.       More detailed regional exploration for Navidad style targets;

3.       Pursuing a listing on a major US and Canadian stock exchange;

4. Completing a bankable feasibility study on the Navidad project in a timely fashion; and

5. Exploring the Navidad related properties directly or through joint ventures.

The remaining projects outside of Navidad will be held by Golden Arrow which will have the same Board of Directors as IMA, and it is intended that Golden Arrow be managed by the same management team as IMA. Golden Arrow will then be free to focus on grass root exploration for economic mineral discoveries. The market will then be required to fairly value these exploration assets.

The common shares of Golden Arrow will be distributed to shareholders of IMA in proportion to their present shareholdings in IMA and on the basis of one Golden Arrow share for every 10 IMA shares held. The reorganization is intended to enhance shareholder value by enabling each company to focus on the development of its own properties, and by allowing shareholders to hold an interest in Golden Arrow which reflects the value of IMA's portfolio of exploration projects.

The reorganization will be implemented by a Plan of Arrangement. Once IMA's shareholders and optionholders have approved the Plan of Arrangement, the Supreme Court of the Province of British Columbia will be requested to grant its final approval. Details of the Plan of Arrangement are set out in the accompanying Management Proxy Circular.

Also at the Meeting, IMA will be asking its shareholders to approve certain changes to the constating documents of IMA as a result of changes to corporate legislation in the Province of British Columbia. In March 2004, COMPANY ACT (British Columbia) was replaced with the new BUSINESS CORPORATIONS ACT. The
BUSINESS CORPORATIONS ACT modernizes and streamlines company law in British Columbia and removes the shortcomings and ambiguities of the old Company Act. The new BUSINESS CORPORATIONS ACT recognizes the increased need for companies in today's business environment to react and adapt to changing business conditions quickly. All companies incorporated in British Columbia are now governed by the new legislation. As IMA is a British Columbia company, IMA wishes to provide its Shareholders with the benefits of the new law as soon as possible. Accordingly, IMA is including in the business for the Special Meeting new Articles for IMA for consideration by the IMA shareholders, designed to allow IMA to enjoy the improvements offered by the new law.

We believe that the approval of the special resolutions being submitted to our Shareholders at the Special Meeting, with respect to the amendment of IMA's constating documents, will greatly improve IMA's ability to make corporate decisions in a more timely and cost-effective manner.

IMA'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT AND ALL OTHER MATTERS TO BE CONSIDERED AT THE MEETING. Your attention is directed to the section entitled "The Arrangement - Reasons for the Arrangement" in the accompanying Management Proxy Circular where the Board of Directors' reasons for recommending the Plan of Arrangement are summarized.

If you are unable to attend the Meeting in person, please complete and return the enclosed forms of Proxy so that your shares and securities can be voted at the Meeting in accordance with your instructions.

Yours truly,

/s/ JOSEPH GROSSO

Joseph Grosso
President and Chief Executive Officer

                              IMA EXPLORATION INC.

             NOTICE OF ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of IMA Exploration Inc. ("IMA") and holders of options to acquire common shares of IMA (the "Rightsholders") will held in the Walker Room at the Terminal City Club at 837 West Hastings Street, Vancouver, British Columbia, Canada on Thursday, June 24, 2004 at 2:00 p.m. (Vancouver time), for the following purposes:

1.       For the Shareholders to consider the following:

         (a) To receive the audited consolidated financial statements of IMA for the fiscal year ended December 31, 2003, together with the report of the auditors thereon;

         (b)      To determine the number of Directors at nine;

         (c)      To elect Directors;

         (d) To appoint Auditors and to authorize the Directors to fix their remuneration;

         (e) To consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve IMA's stock option plan which was approved by the shareholders of IMA on June 26, 2003, and which makes a total of 10% of the issued and outstanding shares of IMA available for issuance thereunder. The full text of the ordinary resolution approving the stock option plan is set out in paragraph 1 of Schedule "A" to the accompanying Management Proxy Circular;

         (f) To consider, and if thought fit, to pass a special resolution, with or without amendment, that IMA's Notice of Articles be amended by deleting the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the BUSINESS CORPORATIONS ACT (British Columbia) in their entirety. The full text of the special resolution amending the Notice of Articles is set out in paragraph 2 of Schedule "A" to the accompanying Management Proxy Circular; and

         (g) To consider and, if thought fit, pass a special resolution, with or without amendment, that the Articles of IMA be deleted in their entirety and be replaced with the form of Articles presented to the Meeting. The full text of the special resolution deleting and replacing the Articles in their entirety is set out in paragraph 3 of Schedule "A" to the accompanying Management Proxy Circular; and

2. For the Shareholders and Rightsholders (collectively the "Securityholders"), voting as two separate classes at the Meeting, to consider, pursuant to an interim order (the "Interim Order") of the Supreme Court of the Province of British Columbia, and if thought fit, to pass a special resolution (the "Arrangement Resolution"), with or without variation, to authorize, approve and adopt a statutory plan of arrangement (the "Arrangement") pursuant to sections 288-299 of the BUSINESS CORPORATIONS ACT (British Columbia). The full text of the special resolution approving the Arrangement is set out in paragraph 4 of Schedule "A" to the accompanying Management Proxy Circular.

TAKE NOTICE that pursuant to the Interim Order, holders of common shares of IMA may until 2:00 p.m. (Vancouver time) on Tuesday, June 22, 2004 give IMA a notice of dissent by registered mail addressed to IMA at its head office, Suite 709, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6, Attention: The President, with respect to the Arrangement Resolution. As a result of giving a notice of dissent, a shareholder may, on receiving a notice of intention to proceed under the Interim Order, require IMA to purchase all of its shares. This right is described in the accompanying Management Proxy Circular.

Accompanying this Notice of Meeting are a Management Proxy Circular which contains IMA's audited consolidated financial statements for the fiscal year ended December 31, 2003, forms of Proxy and an Annual Return Card Form. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Securityholders of record on May 12, 2004 are entitled to receive notice of and vote at the Meeting.

In order for the Arrangement to become effective, it must be approved by a final order of the Court. A copy of the Interim Order and the Notice of Hearing of Petition for the final order of the Court are attached as Schedules "C" and "D", respectively, to the accompanying Management Proxy Circular.

Securityholders are entitled to vote at the Meeting either in person or by proxy. Those Securityholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed forms of Proxy in accordance with the instructions set out in the Proxy and the Management Proxy Circular accompanying this Notice. Please advise IMA of any change in your mailing address. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

The Proxy for Shareholders is printed on WHITE paper and the Proxy for Rightsholders is printed on BLUE paper.

DATED at Vancouver, British Columbia, this 14th day of May, 2004.

                              BY ORDER OF THE BOARD

                                /s/ JOSEPH GROSSO

                                  Joseph Grosso
                      President and Chief Executive Officer

                                TABLE OF CONTENTS

MANAGEMENT PROXY CIRCULAR...................................1       Mineral Properties of IMA..............................65
SUMMARY.....................................................I       Description of Share Capital...........................65
GLOSSARY OF TERMS...........................................i       Principal Indebtedness.................................65
GLOSSARY OF MINING TERMS...................................iv       Principal Shareholders.................................65
CURRENCY AND EXCHANGE RATES...............................vii       Rights to Purchase Securities..........................65
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES...........vii       Directors and Officers.................................66
TECHNICAL INFORMATION.....................................vii       Material Contracts.....................................66
GENERAL PROXY INFORMATION...................................1       Selected Pro Forma Financial Information...............66
    Solicitation of Proxies.................................1    INFORMATION CONCERNING GOLDEN ARROW.......................66
    Appointment and Revocation of Proxies...................1       Incorporation..........................................66
    Advice to Beneficial Securityholders....................1       Corporate Structure....................................66
    Voting of Proxies.......................................2       Business and Mineral Properties of Golden Arrow........66
    Voting Securities and Principal Holders Thereof.........2       Description of Share Capital...........................67
THE ARRANGEMENT.............................................3       Principal Indebtedness.................................67
    General.................................................3       Principal Shareholders.................................67
    Reasons for the Arrangement.............................3       Rights to Purchase Securities..........................67
    Details of the Arrangement..............................4       Escrowed Shares........................................69
    Arrangement Agreement...................................7       Prior Sales............................................69
    Approvals Necessary for the Arrangement.................7       Dividend Record........................................69
    Conditions to the Arrangement Becoming Effective........8       Directors and Officers.................................70
    Effective Date..........................................9       Management Fees........................................70
    Distribution of Share Certificates......................9       Legal Proceedings......................................70
    Treatment of Fractional Interests.......................9       Auditors, Transfer Agent and Registrar.................70
    Intentions of Management................................9       Material Contracts.....................................70
    Recommendations of Board of Directors...................9       Selected Pro Forma Financial Information...............71
    Stock Exchange Listings................................10    RISK FACTORS..............................................71
    Effect of the Arrangement on Certain Outstanding             ANNUAL MEETING BUSINESS...................................79
        Securities of IMA..................................10       Election of Directors..................................79
    Fees and Expenses......................................10       Appointment of Auditors................................80
    Securities Laws Considerations.........................11       Executive Compensation.................................80
    Income Tax Considerations..............................13       Management Contracts...................................83
RIGHTS OF DISSENT..........................................19       Corporate Cease Trade Orders or Bankruptcies...........83
    Dissenters' Rights.....................................19       Penalties or Sanctions.................................84
INFORMATION CONCERNING IMA -                                        Individual Bankruptcies................................84
    BEFORE THE ARRANGEMENT.................................22       Conflicts of Interest..................................84
    Incorporation..........................................22    PARTICULARS OF OTHER MATTERS
    Corporate Structure....................................22       TO BE ACTED UPON.......................................84
    Business Overview......................................23       Ratification of Approved Stock Option Plan.............84
    General Development of the Business of IMA.............23       Transition Under Business Corportions Act
    Principal Properties of IMA............................24       (British Columbis).....................................85
    Description of Share Capital...........................54    INDEBTEDNESS OF DIRECTORS AND OFFICERS....................88
    Principal Indebtedness.................................54    INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS............88
    Principal Shareholders.................................54    INTEREST OF CERTAIN PERSONS IN
    Rights to Purchase Securities..........................55       MATTERS TO BE ACTED UPON...............................89
    Escrowed Shares........................................56    PARTICULARS OF OTHR MATTERS...............................89
    Prior Sales............................................56    CONSENTS..................................................89
    Price Range and Trading Volume.........................58    AUDITORS' CONSENT.........................................90
    Dividend Record........................................58
    Directors and Officers.................................58    INDEX OF SCHEDULES
    Executive Compensation.................................58
    Summary Financial Information..........................59    TEXT OF RESOLUTIONS......................................A-1
    Management's Discussion and Analysis of Financial            ARRANGEMENT AGREEMENT AND
        Condition and Results of Operations................60       PLAN OF ARRANGEMENT...................................B-1
    Legal Proceedings......................................64    INTERIM ORDER............................................C-1
    Auditors, Transfer Agent and Registrar.................64    NOTICE OF HEARING OF PETITION
    Material Contracts.....................................64       FOR FINAL ORDER.......................................D-1
INFORMATION CONCERNING IMA -                                     FINANCIAL STATEMENTS.....................................E-1
    AFTER THE ARRANGEMENT..................................65
    Corporate Structure....................................65


                      NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ACCURACY OR ADEQUACY OF THIS MANAGEMENT PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The solicitation and transactions contemplated herein are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Securityholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

The financial statements and pro-forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ from United States generally accepted accounting principles ("US GAAP") in certain material respects, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable in all respects to financial statements and pro-forma and historical financial information of United States companies. However, IMA's audited financial statements contain a note which summarizes the impact on the financial statements of all material differences between Canadian GAAP and US GAAP.

See "The Arrangement - Income Tax Considerations - United States Federal Income Tax Considerations" in this Management Proxy Circular for certain information concerning tax consequences of the Arrangement for Shareholders who are United States taxpayers.

The definitions of mineral reserves or of mineral resources used herein are those used by Canadian securities regulatory authorities and United States Securityholders should be aware that the definition standards differ in certain respects from those set forth in the SEC Industry Guide 7, which contains the definitions and parameters of disclosure for United States issuers engaged in significant mining operations.

Enforcement by Securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that IMA is organized under the laws of a jurisdiction other than the United States, that all of its officers and directors are residents of countries other than the United States, that some or all of the experts named in this Management Proxy Circular may be residents of countries other than the United States and that all or a substantial portion of the assets of IMA and such persons may be located outside the United States.

                              IMA EXPLORATION INC.


                            MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is being furnished in connection with the solicitation of proxies by management of IMA for use at the annual and special meeting of Shareholders and Rightsholders (collectively, the Securityholders") to be held at 2:00 p.m. (Vancouver time) on Thursday, June 24, 2004 in the Walker Room at the Terminal City Club at 837 West Hastings Street, Vancouver, British Columbia, Canada, and at any adjournment thereof.

It is anticipated that this Management Proxy Circular and the accompanying forms of Proxy will be distributed to Securityholders on or about May 19, 2004. Unless otherwise indicated, information in this Management Proxy Circular is given as at May 14, 2004.

SEE "RISK FACTORS" FOR CERTAIN CONSIDERATIONS RELEVANT TO SECURITYHOLDERS REGARDING THE ARRANGEMENT AND THEIR INVESTMENT IN THE SECURITIES REFERRED TO IN THIS MANAGEMENT PROXY CIRCULAR.

The date of this Management Proxy Circular is May 14, 2004.

No person is authorized to give any information or to make any representation not contained in this Management Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Management Proxy Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

                                     SUMMARY

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS MANAGEMENT PROXY CIRCULAR AND THE SCHEDULES ATTACHED HERETO. CAPITALIZED WORDS USED IN THIS SUMMARY ARE DEFINED IN THE GLOSSARY OF TERMS. THIS SUMMARY IS PROVIDED FOR CONVENIENCE OF REFERENCE ONLY. THIS SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED IN THE NOTICE OF MEETING AND THE BODY OF THIS MANAGEMENT PROXY CIRCULAR AND THE SCHEDULES ATTACHED HERETO. SECURITYHOLDERS ARE URGED TO REVIEW THIS MANAGEMENT PROXY CIRCULAR IN ITS ENTIRETY.

THE DISCLOSURE IN THIS MANAGEMENT PROXY CIRCULAR OF A SCIENTIFIC AND TECHNICAL NATURE UNDER THE HEADING "INFORMATION CONCERNING IMA - BEFORE THE ARRANGEMENT - MINERAL PROPERTIES OF IMA - NAVIDAD PROJECT" AND "INFORMATION CONCERNING IMA - BEFORE THE ARRANGEMENT - MINERAL PROPERTIES OF IMA - LAGUNA DE LOS TOROS PROPERTY" IS BASED ON THE TECHNICAL REPORTS (AS DEFINED HEREIN).

                                   THE MEETING

TIME, DATE AND PLACE OF MEETING

The annual and special meeting (the "Meeting") of the Securityholders of IMA Exploration Inc. will held on Thursday, June 24, 2004 in the Walker Room at the Terminal City Club at 837 West Hastings Street, Vancouver, British Columbia commencing at 2:00 p.m. (Vancouver time).

PURPOSE OF THE MEETING

At the Meeting, Shareholders will receive the audited financial statements of IMA for the fiscal year ended December 31, 2003 and will be asked to consider, and if thought fit, to pass resolutions approving or confirming the following matters:

o    Determining  the number of Directors at nine
o    Electing  Directors
o    Appointing Auditors and  authorizing  Directors  to fix their  remuneration
o    Ratifying  IMA's Stock Option Plan
o Amending IMA's Notice of Articles to delete the "Pre-Existing Company Provisions"
o    Adopting new Articles

At the Meeting, Securityholders will be asked to consider, and if thought fit, to pass a Special Resolution approving the Arrangement. The Securityholders will vote as two separate classes at the Meeting.

MEETING RECORD DATE

IMA  has  fixed  May  12,   2004  as  the  record  date  for   determining   the
Securityholders entitled to receive notice of and vote at the Meeting.

                                      -II-


                                 THE ARRANGEMENT

GENERAL

Upon the Arrangement becoming effective, Shareholders of record on the Effective Date will become shareholders of two separate publicly-traded companies: IMA and Golden Arrow. Every Shareholder will receive one Golden Arrow Common Share for every ten IMA Common Shares held on the Effective Date. See "The Arrangement - Details of the Arrangement".

REASONS FOR THE ARRANGEMENT

The purpose of the Arrangement is to retain in IMA the Navidad silver-lead-copper project and certain other Navidad area mineral properties in central Chubut Province and to transfer into a separate public company, Golden Arrow, all other projects. This reorganization is intended to enhance shareholder value by allowing IMA to progress the Navidad silver-lead-copper project through a bankable feasibility study and by allowing Golden Arrow to focus on grass roots exploration for economic mineral discoveries. See "The Arrangement - Reasons for the Arrangement".

APPROVALS NECESSARY FOR THE ARRANGEMENT

The Arrangement is subject to a number of approvals which must be obtained prior to implementation, including the following:

SECURITYHOLDER APPROVAL

Pursuant to the Interim Order, the Arrangement requires the approval of the Securityholders of IMA. In addition, Section 289 of the BCBCA requires that the Arrangement be approved by the Shareholders. At the Meeting, the Securityholders will be asked to consider, and if thought fit, to pass the Arrangement Resolution, the full text of which is set out in paragraph 4 of Schedule "A" to this Management Proxy Circular. Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be passed by Special Resolutions of the Shareholders and Rightsholders voting at the Meeting as two separate classes on that resolution.

COURT APPROVAL

The implementation of the Arrangement is subject to approval by the Court. Prior to the mailing of this Management Proxy Circular, IMA obtained the Interim Order, a copy of which is attached as Schedule "C" to this Management Proxy Circular. IMA intends to apply for the Final Order once the Arrangement has been approved by the Securityholders. As set out in the Notice of Hearing of Petition for the Final Order, the hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on June 29, 2004, or so soon thereafter as counsel may be heard, or at such other date and time as the Court may direct, at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. A copy of the Notice of Hearing of Petition for the Final Order is attached as Schedule "D" to this Management Proxy Circular. Any Securityholder of IMA has the right to appear at such hearing and present evidence. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Plan of Arrangement and the Securityholders' approval.

REGULATORY APPROVAL

The Arrangement is subject to the prior approval of the TSX-V. See "The Arrangement - Approvals Necessary for the Arrangement".

                                     -III-

CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE

The implementation of the Arrangement is subject to a number of specified conditions, including Securityholder, Court and regulatory approval. There can be no assurance that such conditions will be fulfilled. The Arrangement Agreement also provides that it may be terminated in certain circumstances prior to the Effective Date, notwithstanding the approval of the Arrangement by the Securityholders and the Court. See "The Arrangement - Conditions to the Arrangement Becoming Effective".

EFFECTIVE DATE

The Arrangement will become effective once all of the conditions to proceeding with the Arrangement have been satisfied or waived and IMA's board of directors determines to make the Arrangement effective. If the requisite approvals of the Securityholders are obtained and the Court grants the Final Order, then IMA currently anticipates that the Effective Date will be on or about July 7, 2004. See "The Arrangement - Effective Date'".

DISTRIBUTION OF SHARE CERTIFICATES

Upon the Arrangement becoming effective, certificates representing IMA Common Shares will be deemed to represent New IMA Common Shares and no new certificates will be issued for the New IMA Common Shares issued pursuant to the Arrangement. Accordingly, it will not be necessary for holders of IMA Common Shares to surrender their certificates representing IMA Common Shares. Holders of certificates representing IMA Common Shares must retain their certificates as evidence of their ownership of New IMA Common Shares.

Certificates representing Golden Arrow Common Shares will be mailed as soon as practicable following the Effective Date to those persons whose names appear in the register of holders of IMA Common Shares at the close of business on the Effective Date. See "The Arrangement - Distribution of Share Certificates".

RECOMMENDATION OF BOARD OF DIRECTORS

The Board of Directors of IMA has reviewed the terms and conditions of the Arrangement and has unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, IMA and the Securityholders.

The Board of Directors unanimously recommends that the Securityholders vote in favour of the Arrangement and all other matters to be considered at the Meeting. See "The Arrangement - Recommendation of Board of Directors".

STOCK EXCHANGE LISTINGS

IMA

The IMA Common Shares are currently listed and traded on the TSX-V and the New IMA Common Shares will continue to be listed and traded on the TSX-V, subject to IMA complying with the listing requirements of the TSX-V. IMA is currently classified as a Tier 1 issuer on the TSX-V and expects to continue to be classified as a Tier 1 issuer after the Effective Date of the Arrangement. The IMA Common Shares are also quoted on the Over-The-Counter Bulletin Board in the United States and will continue to be quoted on the Over-The-Counter Bulletin Board following the completion of the Arrangement.

GOLDEN ARROW

Golden Arrow has applied to have the Golden Arrow Common Shares issued pursuant to the Arrangement listed and traded on the TSX-V under the Tier 2 classification. Management anticipates that Golden Arrow will seek to have its common shares quoted on the Over-The-Counter Bulletin Board following completion of the Arrangement. There are no assurances as to if, or when, the Golden Arrow Common Shares will be listed or traded on the TSX-V or quoted on the Over-The-Counter Bulletin Board, if ever.

                                      -IV-

INCOME TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In general, a Canadian resident holder of IMA Common Shares who holds such shares as capital property will not realize a capital gain or capital loss as a result of the Arrangement. The adjusted cost base of the IMA Common Shares will generally be allocated between the New IMA Common Shares and the Golden Arrow Common Shares based upon the relative fair market values of such shares at the time of the Arrangement. Following the Effective Date, IMA will advise holders of an appropriate proportionate allocation.

In general, a non-resident holder of IMA Common Shares will not be subject to tax in Canada as a result of the Arrangement, provided the IMA Common Shares are not taxable Canadian property. See "Canadian Federal Income Tax Considerations".

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Subject  to  the   discussion   under   "United   States   Federal   Income  Tax
Considerations", the receipt of the Golden Arrow Common Shares by a U.S. Shareholder (as defined below under "United States Federal Income Tax Considerations") should result in taxable income for United States federal income tax purposes. See "The Arrangement - Income Tax Considerations - United States Federal Income Tax Considerations".

Management has determined the taxable income to U.S. Shareholders to be US$0.05 per IMA Common Share.

                    SELECTED PRO FORMA FINANCIAL INFORMATION

The following table sets forth selected financial information for IMA and Golden Arrow after giving effect to the Arrangement and should be read in conjunction with the Pro-Forma Consolidated Financial Statements of IMA and Golden Arrow attached hereto. See "Information Concerning IMA - After the Arrangement - Selected Pro-Forma Financial Information" and "Information Concerning Golden Arrow - Selected Pro-Forma Financial Information".

                                                                                 PRO FORMA AS AT DECEMBER 31, 2003
                                                                             -----------------------------------------

                                                                                    IMA               GOLDEN ARROW
                                                                             ------------------     ------------------
Current Assets...........................................................       $10,262,787             $1,326,459

Mineral Properties and deferred exploration and development costs........        $1,291,226             $5,592,415

Capital Assets...........................................................           $36,186                 $4,286

Liabilities..............................................................          $418,234                 $8,260

Shareholders' Equity.....................................................       $11,171,965             $6,914,900


                                GLOSSARY OF TERMS

IN THIS MANAGEMENT PROXY CIRCULAR, UNLESS THERE IS SOMETHING IN THE SUBJECT MATTER OR CONTEXT INCONSISTENT THEREWITH, THE FOLLOWING CAPITALIZED WORDS AND TERMS SHALL HAVE THE FOLLOWING MEANINGS:

ARRANGEMENT               The   statutory   arrangement   involving   IMA,   its
                          Securityholders, IMA Holdco and Golden Arrow proposed under the provisions of sections 288 to 299 of the BCBCA, on the terms and conditions set out in the Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement
                          Agreement.

ARRANGEMENT AGREEMENT     The  arrangement  agreement made as of the 14th day of
                          May, 2004 among IMA, IMA Holdco and Golden Arrow, as the same may be supplemented or amended from time to time.

ARRANGEMENT RESOLUTION    The Special Resolution approving the Arrangement,  the
                          full  text  of  which  is set  out in  paragraph  4 of
                          Schedule "A" to this Management Proxy Circular,  to be
                          considered,   and  if  thought  fit,   passed  by  the
                          Securityholders, with Shareholders and Rightsholders voting as two separate classes.

AUDITORS PricewaterhouseCoopers LLP, or such other auditors as may be appointed, the auditors of IMA and Golden Arrow.

BCBCA                     BUSINESS  CORPORATIONS  ACT  (British  Columbia),   as
                          amended.

BOARD                     OF DIRECTORS The board of directors of IMA.

BUSINESS DAY A day which is not a Saturday, Sunday or statutory holiday in British Columbia.

CASH $750,000 which will be transferred from IMA to Golden Arrow pursuant to the Plan of Arrangement.

CONTRACTS                 All agreements to which IMA is a party,  which pertain
                          to the Golden Arrow Properties which will be assigned from IMA to Golden Arrow pursuant to the Plan of Arrangement.

COURT                     The Supreme Court of the Province of British Columbia.

EFFECTIVE                 DATE  July  7,  2004  or  such  other  date  a may  be
                          determined by the Board of Directors in accordance with the provisions of the BCBCA.

FINAL ORDER               The final order of the Court approving the Arrangement
                          pursuant to the BCBCA.

GOLDEN ARROW              Golden  Arrow  Resources  Corporation,  a  corporation
                          incorporated   pursuant  to  the  BCBCA  in  order  to
                          facilitate the Arrangement.

GOLDEN ARROW              The common shares  without par value in the capital of
COMMON SHARES             Golden   Arrow  which  are  to  be  issued  under  the
                          Arrangement   to  holders  of  IMA  Common  Shares  in
                          exchange for such IMA Common Shares, and having the terms and conditions set out in Schedule D to the Plan of Arrangement.

GOLDEN ARROW NOTE         The demand, non-interest bearing promissory note to be
                          issued by Golden Arrow to IMA having a principal amount and aggregate fair market value equal to the aggregate fair market value of the Golden Arrow
                          Preferred Shares.

GOLDEN ARROW              The  Preferred  Shares of Golden Arrow which are to be
PREFERRED SHARES          issued  under the  Arrangement  to IMA in exchange for
                          the Transferred Assets, which will have a value equal to the Net Fair Market Value of the Transferred
                          Assets, and having the terms and conditions set out in Schedule D to the Plan of Arrangement.

GOLDEN ARROW PROPERTIES   All of IMA's  mineral  property  interest in Argentina
                          and Peru, other than the Navidad Area Properties.

IMA IMA Exploration Inc., a company incorporated under the laws of the Province of British Columbia.

IMA COMMON SHARES         The common shares  without par value in the capital of
                          IMA.

IMA HOLDCO                IMA Holdings  Corp., a wholly owned  subsidiary of IMA
                          incorporated under the laws of the Province of British
                          Columbia.

IMA HOLDINGS (BVI)        Inversiones  Mineras Argentinas Holdings (BVI) Inc., a
                          wholly-owned subsidiary of IMA Holdco which indirectly owns or will own the Golden Arrow Properties located in Argentina.

IMA NAVIDAD (BVI)         IMA Navidad (BVI) Inc., a  wholly-owned  subsidiary of
                          IMA which indirectly owns and will, upon completion of the Arrangement, continue to own the Navidad Area
                          Properties.

IMA NOTE The demand, non-interest bearing promissory note to be issued by IMA to Golden Arrow in the principal amount and fair market value equal to the aggregate fair market value of the IMA Special Shares.

IMA OPTIONS The outstanding incentive stock options of IMA entitling the holders to purchase IMA Common Shares in accordance with the terms and conditions thereof.

IMA PREFERRED SHARES      The preferred shares,  issuable in series, without par
                          value in the capital of IMA.

IMA SPECIAL SHARES        The special shares of IMA which IMA will be authorized
                          to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of IMA Common Shares in exchange for such IMA
                          Common Shares, and having the terms and conditions set out in Schedule B to the Plan of Arrangement.

IMA WARRANTS              The outstanding  common share purchase warrants of IMA
                          entitling the holders to purchase IMA Common Shares in accordance with the terms and conditions thereof.

IMA USA Inversiones Mineras Australes S.A., an Argentina company which will be a wholly owned subsidiary of Golden Arrow upon the Effective Date of the Arrangement.

IMPSA                     IMPSA Resources  Corporation,  an 80.69% subsidiary of
                          IMA Holdco.

IMPSA BVI                 IMPSA BVI Inc., a  wholly-owned  subsidiary of IMA and
                          IMA Holdco which indirectly owns mineral property interests in Peru.

ITA                       The INCOME TAX ACT (Canada), as amended.

INTERIM ORDER The interim order of the Court dated May 14, 2004, a copy of which is attached as Schedule "C" to this Management Proxy Circular.

MARKETABLE SECURITIES     The  common  shares  of Amera  Resources  Corporation,
                          Ballad Gold & Silver  Ltd.  and  Cloudbreak  Resources
                          Ltd.  held by IMA which  pertain to the  Golden  Arrow
                          Properties and which will be transferred from IMA to Golden Arrow pursuant to the Plan of Arrangement.

MEETING The annual and special meeting of the Securityholders of IMA to be held on June 24, 2004 and any adjournment or postponement thereof.

MEETING RECORD DATE       The date fixed by IMA for determining the Shareholders
                          and Rightsholders entitled to receive notice of and vote at the Meeting, being May 12, 2004.

NAVIDAD AREA PROPERTIES   The  Navidad   Project  and  certain   other   mineral
                          properties  held  indirectly by IMA in central  Chubut
                          Province, Argentina.

NAVIDAD PROJECT           IMA's  silver-lead-copper  project  located  in Chubut
                          Province, Argentina.

NET FAIR MARKET VALUE     An amount  determined by the Board of Directors of IMA
                          as of the Effective Date, as being an amount equal to the fair market value of the Transferred Assets.

NEW IMA                   Common  Shares of IMA which IMA will be  authorized to
COMMON SHARES             issue  upon the  Arrangement  becoming  effective  and
                          which are to be issued under the Arrangement to holders of IMA Common Shares in exchange for such IMA
                          Common Shares.

OTC-BB                    Over-The-Counter Bulletin Board.

PLAN OF ARRANGEMENT       The Plan of Arrangement  involving IMA,  Golden Arrow,
                          IMA Holdco and the Securityholders, a copy of which is attached as Appendix I to the Arrangement Agreement, and any amendment or variation thereto.

PROXY                     The forms of Proxy included with this Management Proxy
                          Circular.

RECEIVABLES               Certain  amounts owing to IMA by its  subsidiaries  in
                          respect of the Golden Arrow Properties.

REGISTRAR                 The Registrar of Companies for the Province of British
                          Columbia.

RIGHTSHOLDERS             The holders of the IMA Options.

SECURITIES                The  IMA   Common   Shares   and   the  IMA   Options,
                          collectively.

SECURITYHOLDERS           The Shareholders and Rightsholders collectively.

SHAREHOLDERS              The holders of IMA Common Shares.

SPECIAL RESOLUTION        A  resolution  passed by a  majority  of not less than
                          three-quarters    of   the    votes    cast   by   the
                          Securityholders   who   voted  in   respect   of  such
                          resolution at the Meeting with respect to a particular matter.

TECHNICAL REPORTS         The Technical Reports for the Navidad Project prepared
                          by Dr. Paul Lhotka,  P. Geo.  PH.D.  and the Laguna de
                          los Toros property dated May 12, 2004, prepared by Dr.
                          Paul  Lhotka,   P.  Geo.  Ph.D.,  as  the  responsible
                          independent qualified person, and Keith Patterson,  P.
                          Geo  (B.C.),   M.Sc.,   in  accordance  with  National
                          Instrument   43-101  -  Standards  of  Disclosure  for
                          Mineral Projects.

TRANSFER AGENT            Computershare Trust Company of Canada.

TRANSFERRED ASSETS        The Cash,  the Marketable  Securities,  the Contracts,
                          the common  shares of IMA Holdings  (BVI),  the common
                          shares of IMPSA BVI,  the  common  shares of IMPSA and
                          the  Receivables,  all of which will be transferred by
                          IMA  to  Golden   Arrow   pursuant   to  the  Plan  of
                          Arrangement.

TSX-V                     TSX Venture Exchange.

1933 ACT                  The UNITED STATES SECURITIES ACT OF 1933, as amended.

                            GLOSSARY OF MINING TERMS

THE FOLLOWING IS A GLOSSARY OF CERTAIN MINING TERMS USED IN THIS MANAGEMENT PROXY CIRCULAR:

Argillic Alteration:      Development  of secondary  clay minerals by weathering
                          or hydrothermal activity.

Breccia: A rock containing generally angular fragments of itself or some other rock.

Cateo: In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos. Through the process of exploration, the owner of the cateo may make and file "manifestations" of discovery (see below) and petition the mining authority for the granting of mines (see below). A cateo may be up to 10,000 hectares in size. A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US $0.35 ( Pesos $0.80 ) per hectare is required.

Clastic: Rock components consisting of fragments derived by mechanical erosion of pre-existing rocks.

Color Anomaly:            An atypical or unusual  color  pattern  visible on air
                          photos or satellite images of rock outcrop areas, often caused by hydrothermal alteration.

G/T:                      grams per tonne

Hydrothermal              Those chemical and mineral changes  resulting from the
Alteration:               interaction of hot water  solutions with  pre-existing
                          solid mineral phases.

Intrusive Rocks:          A body of rock,  that while fluid,  penetrated into or
                          between other rocks, but solidified before reaching the surface.

Km:                       Kilometre

M:                        Meter

Mafic: Dark colored, generally iron or magnesium rich, rock or mineral.

Manifestations:           In Argentina,  manifestations or  "manifestaciones" of
                          discovery are official notices filed with the mining authority indicating that the person filing (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance by the mining authority of such a notice, constitutes the first step in converting a discovery to a mine
                          (see below). A manifestation of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestations and the annual payments required of the owner is the same as those for a mine.

Mine: In Argentina, a mine or "mina" is a real property interest. It is a right of exploration granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of US$17.50 (Pesos $40) per claim are made. A mine may consist of one or several claims or "pertinencias". In the case of vein deposits, each claim is a maximum of 200 by 300 meters or six hectares; for disseminated deposits, each claim is up to one square kilometer or 100 hectares.

Porphyry:                 An igneous rock containing  mineral  crystals that are
                          visibly larger than other crystals of the same or different composition.

Ppb:                      parts per billion

Ppm:                      parts per million

Satellite Imagery:        Maps  or  images   produced  from  data  collected  by
                          satellite   displaying    wavelength   and   intensity
                          variations of visible and infrared radiation reflected from the Earth's surface.

Scree: A slope of loose rock debris at the base of a steep incline or cliff.

Sedimentary Rocks:        Descriptive term for a rock formed of sediment, namely
                          solid material both mineral and organic, deposited from suspension in a liquid.

Stream Sediment           A sample of fine sediment  derived from the mechanical
Sample:                   action of the stream.

Skarn A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

Sulfide: A compound of sulfur combined with one or more metallic or semi-metallic elements.

Veins: An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.

Ag:                       Silver

As:                       Arsenic

Au:                       Gold

Ba:                       Barium

Co:                       Cobalt

Cu:                       Copper

Mo:                       Molybdenum

Pb:                       Lead

Sb:                       Antimony

Zn:                       Zinc

MINERALS:

Biotite:                  An iron and magnesium bearing mica mineral.

Carbonate:                A mineral containing the radical CO3.

Chalcopyrite:             A sulfide mineral containing copper and iron.

Feldspar:                 An aluminosilicate with variable amounts of potassium,
                          sodium and calcium.

Hornblende:               A complex hydrated aluminosilicate of magnesium,  iron
                          and sodium.

Magnetite:                A magnetic iron oxide mineral.

Pyroxene:                 An aluminosilicate of magnesium and iron.

Pyrrhotite:               A magnetic sulfide of iron.

ROCK TYPES:

Andesite:                 A  volcanic  rock with the  principal  minerals  being
                          plagioclase.

Conglomerate:             A  clastic   sedimentary   rock   containing   rounded
                          fragments of gravel or pebble size.

Dacite:                   A  volcanic  or  shallow   intrusive   rock  with  the
                          principal minerals being plagioclase, quartz and one or more mafic constituents.

Diorite:                  An  intrusive  rock  composed   essentially  of  sodic
                          plagioclase, hornblende, biotite, or pyroxene.

Limestone:                A  sedimentary  rock  consisting  chiefly  of  calcium
                          carbonate.

Sandstone:                A  clastic   sedimentary   rock  composed  largely  of
                          sand-sized grains, principally quartz.

Shale:                    A  clastic   sedimentary   rock   derived   from  very
                          fine-grained sediment (mud).

Siltstone:                A clastic  sedimentary  rock  similar to shale  except
                          comprised of slightly coarser material (silt).

Tuff:                     A  rock  formed  of  compacted   volcanic   fragments,
                          generally smaller than 4mm in diameter.

                           CURRENCY AND EXCHANGE RATES

Unless otherwise specified, in the Management Proxy Circular, all references to "dollars" or to "$" are to Canadian dollars and all references to "U.S. dollars" or to "US$" are to U.S. dollars.

The following table sets forth: (i) the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

                                               YEAR ENDED DECEMBER 31

                                          2003            2002            2001

U.S. Dollar per Canadian dollar:

Rate at end of period:                  US$.7617        US$.6413        US$.6278

Average rate for period:                US$.7136        US$.6368        US$.6458

High for period:                        US$.7710        US$.6598        US$.6688

Low for period:                         US$.6338        US$.6179        US$.6230

The noon rate of exchange on May 13, 2004, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.7159.


                 FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this Management Proxy Circular are reported in Canadian dollars. All such financial statements have been prepared in accordance with Canadian generally accepted accounting principles.


                              TECHNICAL INFORMATION

The disclosure in this Management Proxy Circular of a scientific or technical nature with respect to the Navidad Project and the Laguna de los Toros property under the headings "Information Concerning IMA - Before The Arrangement - Mineral Properties of IMA - Navidad Project" and "Information Concerning IMA - Before The Arrangement - Mineral Properties of IMA - Laguna de los Toros Property" is based upon Technical Reports for the Navidad Project and the Laguna de los Toros property dated May 12 2004, (the "Technical Reports"). The Technical Report for the Navidad Project was prepared by Dr. Paul Lhotka, P. Geo. PH.D. The Technical Report for the Laguna de los Toros property was prepared by Dr. Lhotka, as the responsible independent qualified person, and Keith Patterson, P. Geo (B.C.), M.Sc. Dr. Lhotka is a "qualified person" for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The Technical Reports have been filed on the System for Electronic Document Analysis and Referral at www.sedar.com.

                            GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF IMA FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS OF IMA (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 24, 2004 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of IMA at nominal cost. All costs of solicitation by management will be borne by IMA. In addition, IMA has retained Allen Nelson & Co., a proxy solicitation firm based in Seattle, Washington as the soliciting agent to assist in the dissemination of materials and the solicitation of proxies on behalf of management for use at the Meeting. IMA will pay Allen Nelson & Co. a fee estimated at US$7,500 for such services and will reimburse it for its mailing costs and reasonable out-of-pocket expenses.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF IMA.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of IMA. A form of Proxy will be sent with this Management Proxy Circular to the Shareholders and a separate form of Proxy will be sent with this Management Proxy Circular to the Rightsholders. The form of Proxy for Shareholders is printed on WHITE paper. The form of Proxy for Rightsholders is printed on BLUE paper. IF YOU ARE A HOLDER OF IMA COMMON SHARES AND ALSO HOLD IMA OPTIONS, THEN YOU MUST COMPLETE BOTH FORMS OF PROXY IN ORDER TO HAVE ALL OF YOUR SECURITIES REPRESENTED AT THE MEETING AND VOTED BY THE PERSONS NAMED IN
SUCH PROXIES AS PROXYHOLDER. A SECURITYHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SECURITYHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A Securityholder who has given a proxy may revoke it by an instrument in writing executed by the Securityholder or by his attorney authorized in writing or, where the Securityholder is a corporation, by a duly authorized officer or attorney of the corporation. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SECURITYHOLDERS

ONLY REGISTERED SECURITYHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SECURITYHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "NON-REGISTERED SECURITYHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SECURITYHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Non-Registered Securityholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Securityholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Securityholders is identical to that provided to registered Securityholders. However, its purpose is limited to instructing the registered Securityholder how to vote on behalf of the beneficial Securityholder.

If Securities are listed in an account statement provided to a Securityholder by a broker, then in almost all cases those Securities will not be registered in such Securityholder's name on the records of IMA. Such shares will more likely be registered under the name of the Securityholder's broker or an agent of that broker. In Canada, the vast majority of such Securities are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Securities held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial Securityholder. Without specific instructions, brokers/nominees are prohibited from voting Securities for their clients. The directors and officers of IMA do not know for whose benefit the Securities registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER, IMA has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Securityholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Securityholders in advance of Securityholders' meetings unless the Non-Registered Securityholder has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Securityholders in order to ensure that their Securities are voted at the Meeting. Often the form of proxy supplied to a beneficial Securityholder by its broker is identical to the form of proxy provided by IMA to the registered Securityholders. However, its purpose is limited to instructing the registered Securityholder how to vote on behalf of the beneficial Securityholder should a non-registered Securityholder receiving such a form wish to vote at the Meeting, the Non-Registered Securityholder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Securityholder's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Securityholders and asks Non-Registered Securityholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Securities to be represented at the Meeting. A BENEFICIAL SECURITYHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE SECURITIES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE SHARES VOTED. All references to Securityholders in this Management Proxy Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Securityholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Securities represented by properly executed proxies in the accompanying forms will be voted or withheld from voting in accordance with the instructions of the Securityholder on any ballot that may be called for and, if the Securityholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Securities represented by such proxies will be voted accordingly. IF NO CHOICE IS SPECIFIED, THE PERSON DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE IN FAVOUR OF ALL MATTERS PROPOSED BY MANAGEMENT AT THE MEETING.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:           40,805,653 Common shares without par value
                                  3,821,000 IMA Options

Authorized Capital:               100,000,000 Common shares without par value
                                  100,000,000 Preferred shares without par value

Only Shareholders and Rightsholders of record at the close of business on May 12, 2004 which is a day that is no fewer than thirty days prior to the date of the Meeting (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Securities voted at the Meeting.

Pursuant to the Interim Order, in order for the Arrangement to be effective, it must be approved by both the Shareholders and Rightsholders voting at the Meeting as two separate classes. For purposes of obtaining the approval required by the Interim Order, each Rightsholder will have the same number of votes with respect to the Arrangement Resolution as if the Rightsholder had acquired ownership of the IMA Common Shares he or she has the right to acquire as a Rightsholder. This voting right is conferred on the Rightsholders only with respect to the Arrangement Resolution. See "The Arrangement - Approvals Necessary for the Arrangement".

To the knowledge of the directors and senior officers of IMA, no person or company beneficially own, directly or indirectly or exercise control or direction over, IMA Common Shares carrying more than 10% of the voting rights attached to all outstanding IMA Common Shares.


                                 THE ARRANGEMENT

GENERAL

The purpose of the Arrangement is to reorganize IMA and its present operations into two separate public companies: IMA, which will continue to hold and advance the Navidad Area Properties including the Navidad Project; and Golden Arrow, which will hold IMA's other numerous exploration projects and, will focus on grass roots exploration for economic mineral discoveries. On the Effective Date, each of IMA and Golden Arrow will have the same shareholders and each shareholder will have the same percentage interest in both IMA and Golden Arrow as they had in IMA prior to the Effective Date.

Each Shareholder on the Effective Date will, as of the Effective Date, hold 10 New IMA Common Share and one Golden Arrow Common Share for each 10 IMA Common Shares held by such Shareholder on the Effective Date.

REASONS FOR THE ARRANGEMENT

The Board of Directors has concluded that the proposed corporate reorganization pursuant to the Arrangement is in the best interests of IMA and its Securityholders, and is designed to enhance Securityholder value, for the following reasons:

         (a) Outside of IMA's 100% owned Navidad Project and certain other mineral properties, held indirectly by IMA in central Chubut Province, Argentina, IMA controls numerous exploration projects. Considerable funds have been spent to advance these projects that are now at various stages of development and located in some of the most prolific mining districts in South America (several in very close proximity to major discoveries). Despite the advancement of many of these projects, they are currently receiving little or no market valuation due to the high profile of the Navidad Project;

         (b) The Navidad Project is at a significantly more advanced stage of development than any of IMA's other projects;

         (c) Segregating the exploration projects into a separate public company is expected to enhance the ability of Golden Arrow to raise equity financing for such projects, without corresponding dilution to the Shareholders;

         (d) Absent segregating the exploration projects into a separate public company, such projects may be underfunded, or not funded at all, given the current financial demands of the Navidad Project;

         (e) Funding the exploration projects in a separate public company will allow those projects to be advanced in a more timely fashion and will allow the Canadian equity markets to focus more specifically on such projects and ascribe an appropriate value to them; and

         (f) A development-stage company requires personnel with different skills, technical training and expertise than those required by an exploration company. IMA is presently in the process of hiring such additional personnel, however, such costs are not required to be incurred by an exploration stage company.

DETAILS OF THE ARRANGEMENT

The following is a summary of the steps necessary to effect the Arrangement, in the sequence they will occur, and which will occur on the Effective Date without any action on the part of the Securityholders:

         (a)      IMA's authorized share structure shall be amended by:

                  (i) altering the name of the 100,000,000 common shares without par value to be 100,000,000 Class A Common shares without par value; and

                  (ii)     creating the following two new classes of shares:

                           (A) an unlimited number of common shares without par value; and

                           (B) an unlimited number of special shares without par value.

         (b) Golden Arrow's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of preferred shares without par value having the rights and restrictions set out in Golden Arrow's Articles.

         (c) Each IMA Common Share issued and outstanding on the Effective Date (other than shares held by dissenting shareholders) will be exchanged for one New IMA Common Share and one-tenth of one IMA Special Share.

         (d) The IMA Common Shares exchanged for the New IMA Common Shares and the IMA Special Shares shall be cancelled;

         (e) IMA Holdco will transfer to IMA, with good and marketable title free and clear of all encumbrances, all of the shares of IMA Holdings (BVI), IMPSA BVI and IMPSA held by it. As consideration for such shares transferred to IMA, IMA will reduce the debt owed to it by IMA Holdco by an amount equal to the fair market value of such shares;

         (f) Each holder of IMA Special Shares will transfer, with good and marketable title free and clear of all encumbrances, all such shares to Golden Arrow. As consideration for the IMA Special Shares transferred to it, Golden Arrow will issue to such holders, Golden Arrow Common Shares on the basis of one Golden Arrow Common Share for every one whole IMA Special Share held by a respective holder.

         (g) IMA will sell and transfer the Transferred Assets to Golden Arrow in consideration for the issuance by Golden Arrow of 1,000,000 Golden Arrow Preferred Shares having a collective fair market value equal to the Net Fair Market Value.

         (h) IMA will purchase for cancellation the IMA Special Shares held by Golden Arrow in consideration for the issuance by IMA to Golden Arrow of the IMA Note having a principal amount and fair market value equal to the aggregate fair market value of the IMA Special Shares purchased for cancellation.

         (i) The authorized share structure of IMA shall be amended by eliminating the 100,000,000 Class A Common Shares without par value and the unlimited Special Shares without par value, none of which are issued.

         (j) Golden Arrow will purchase for cancellation the Golden Arrow Preferred Shares held by IMA in consideration for the issuance by Golden Arrow to IMA of the Golden Arrow Note having a principal amount and fair market value equal to the aggregate fair market value of the Golden Arrow Preferred Shares purchased for cancellation.

         (k) The authorized share structure of Golden Arrow shall be amended by eliminating the unlimited preferred shares without par value, none of which are issued.

         (l) IMA will pay the principal amount of the IMA Note by transferring to Golden Arrow the Golden Arrow Note which will be accepted by Golden Arrow as full payment, satisfaction and discharge of IMA's obligations under the IMA Note and simultaneously, Golden Arrow will pay the principal amount of the Golden Arrow Note by transferring to IMA, the IMA Note which will be accepted by IMA as full payment, satisfaction and discharge of Golden Arrow's obligation under the Golden Arrow Note. The IMA Note and the Golden Arrow Note will both thereupon be cancelled.

The effect of the Arrangement is illustrated by the following simplified diagrams:

IMMEDIATELY PRIOR TO THE ARRANGEMENT



                        IMA Exploration Inc.                Golden Arrow
                        /       |
                       /        |
                      /        100%
                     /          |
                    /    IMA Holdings Corp
                   /      /     |      \    \
                  /      /      |       \    80.69%
                 /      /       |        \         IMPSA Resources
                /      /        |         \          Corporation
               /      /         |          \
              /       /         |          100%
             /       /          |           \
           80%      /           |            \
            /    20%            |             \
CANADA     /      /             |              \
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
         /      /               |               \
        /      /               100%              \
       /      /                 |                 \
      /      /          IMA Navidad (BVI) Inc.     \
     /      /                   |                   \ Inversiones Mineras
IMPSA BVI Inc.                 100%                   Argentinas Holdings
     |                          |                           (BVI) Inc.
     |                          |                               |
     |                   Inversiones Mineras                    |
    100%                   Argentinas Inc.                     100%
     |                          |                               |
BVI/BARBADOS                    |                               |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
ARGENTINA/PERU                  |                               |
     |                         100%                             |
     |                          |                               |
Minera IMP - Peru         Inversiones Mineras           Inversiones Mineras
    S.A.C.                   Argentinas S.A.               Australes S.A.
     |                          |                               |
     |                          |                               |
     |                          |                               |
     |                          |                               |
Peru Properties              Navidad Area                 Non-Navidad Area
                              Properties               Properties Argentina

IMMEDIATELY AFTER THE ARRANGEMENT

IMA Exploration Inc.                                Golden Arrow
        |                                              /   |      \
        |                                             /    |       80.69%
       100%                                          /     |
        |                                           /      |     IMPSA Resources
IMA Holdings Corp.                                 /       |        Corporation
        |                                         /         \
CANADA  |                                        /           \
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
       100%                               100%                    100%
        |
IMA Navidad (BVI) Inc.              Inversiones Mineras       IMPSA BVI Inc.
        |                           Argentinas Holdings            |
        |                              (BVI) Inc.                  |
        |                                  |                       |
       100%                                |                       |
        |                                  |                       |
Inversiones Mineras                        |                       |
  Argentinas Inc.                         100%                    100%
        |                                  |                       |
BVI/BARBADOS                               |                       |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
ARGENTINA/PERU                             |                       |
        |                                  |                       |
       100%                                |                       |
        |                                  |                       |
Inversiones Mineras                 Inversiones Mineras       Minera IMP - Peru
  Argentinas S.A.                       Australes S.A.             S.A.C.
        |                                  |                       |
        |                                  |                       |
  Navidad Area                           Non-Navidad          Peru Properties
   Properties                          Area Properties
                                           Argentina

ARRANGEMENT AGREEMENT

IMA has entered into the Arrangement Agreement for the purpose of carrying out the Plan of Arrangement and consummating the transactions contemplated by the Plan of Arrangement. The Arrangement Agreement contains covenants, conditions and termination provisions by which the parties to the Arrangement Agreement are bound. The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature embodied by the Arrangement. In addition, the Arrangement Agreement provides that it may be amended by IMA before or after the Meeting without further notice to, or the approval of, the Securityholders. The full text of the Arrangement Agreement is attached as Schedule "B" to this Management Proxy Circular and the Plan of Arrangement is attached as Appendix I to the Arrangement Agreement.

APPROVALS NECESSARY FOR THE ARRANGEMENT

SECURITYHOLDER APPROVAL

As provided in the Interim Order, in order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by the Securityholders pursuant to a Special Resolution with Shareholders and Rightsholders voting at the Meeting as two separate classes on that resolution. The full text of the Arrangement Resolution is substantially as set out in paragraph 4 of Schedule "A" to this Management Proxy Circular.

COURT APPROVAL

A statutory arrangement under the BCBCA requires Court approval. Prior to the mailing of this Management Proxy Circular, IMA obtained the Interim Order which, among other things, provides for the calling and holding of the Meeting, and certain other procedural matters, and caused to be issued a Notice of Hearing of Petition for the Final Order to approve the Arrangement. The Interim Order does not constitute approval of the Arrangement by the Court. A copy of the Interim Order and the Notice of Hearing of Petition for the Final Order are set forth in Schedules "C" and "D", respectively, to this Management Proxy Circular.

As set out in the Notice of Hearing of Petition, the hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard, or at such other date and time as the Court may direct, on June 29, 2004 at the Law Courts, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Securityholders of IMA of the Arrangement. Any Securityholder of IMA has the right to appear at such hearing and present evidence or argument, subject to the rules of the Court. The Interim Order provides that any Securityholder wishing to appear in opposition to the petition for the Final Order shall give IMA at least one weeks notice of the Securityholder's intention to do so.

The authority of the Court is very broad under section 291 of the BCBCA. IMA has been advised by its legal counsel that the Court may make any inquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. THE COURT WILL CONSIDER, AMONG OTHER THINGS, THE FAIRNESS AND REASONABLENESS TO THE SECURITYHOLDERS OF THE ARRANGEMENT IN ITS ENTIRETY. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court considers fit. The Court will be advised, prior to the hearing, that the Court's approval of the Arrangement will form the basis for an exemption from registration requirements of the 1933 Act pursuant to
Section 3(a)(10) thereof with respect to the New IMA Common Shares, the IMA Special Shares and the Golden Arrow Common Shares to be distributed pursuant to the Arrangement.

REGULATORY APPROVAL

The Arrangement is subject to the prior approval of the TSX-V.

CONSEQUENCES IF APPROVALS NOT OBTAINED

In the event that the Arrangement is not approved by the Securityholders or the Court in the manner described above, the Arrangement will not be completed.

CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE

In addition to Securityholder, Court and regulatory approval, the Arrangement Agreement provides that the implementation of the Arrangement is subject to the satisfaction of various conditions on or prior to the Effective Date, certain of which are summarized below:

         (a) the Arrangement with or without amendment, shall have been approved by the shareholders of IMA, IMA Holdco and Golden Arrow;

         (b) the TSX-V shall have conditionally accepted the Arrangement and confirmed that immediately prior to the Effective Date, the IMA Special Shares and the Golden Arrow Preferred Shares issuable under the Arrangement will be listed on the TSX-V;

         (c) all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to IMA;

         (d) there shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated by the Arrangement Agreement;

         (e) IMA shall provide to Golden Arrow, on or before the Effective Date, an indemnity in form and substance acceptable to Golden Arrow for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a subsidiary of Aquiline Resources Inc. against IMA;

         (f) notices of dissent have not been delivered by Shareholders holding greater than 1% of the outstanding IMA Common Shares;

         (g) the Arrangement Agreement shall not have been terminated as provided for therein;

         (h) IMA and IMA Holdco shall have completed a transition pursuant to section 436 of the BCBCA; and

         (i)      Prior  to  the  Effective   Date,  all  of  the  Golden  Arrow
                  Properties located in Argentina, shall be indirectly held by IMA Holdings (BVI).

Certain of the foregoing conditions may be waived.

Management of IMA believes that all material consents, orders, rulings, approvals and assurances required for the completion of the Arrangement will be obtained prior to the Effective Date in the normal course upon application therefore, however, there can be no assurance that all of the conditions to the Arrangement will be fulfilled prior to the Effective Date. The fulfillment of certain of the conditions may be waived by mutual agreement of IMA, IMA Holdco and Golden Arrow.

Notwithstanding the fulfilment, or waiver, of the foregoing and other conditions, the Board of Directors may decide at any time before or after the Meeting and prior to the Effective Date not to proceed with the Arrangement, in which event the Arrangement Agreement will be terminated without any further action on the part of the Securityholders or the Court. The Board of Directors considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which in the opinion of the Board of Directors makes it inappropriate to complete the Arrangement. The Arrangement Resolution to be considered and passed by both the Shareholders and Rightsholders at the Meeting authorizes such action by the Board of Directors.

EFFECTIVE DATE

Upon receipt of Securityholder, Court and regulatory approvals, and satisfaction of all other conditions set forth in the Arrangement Agreement, the Board of Directors intends to make the Arrangement effective. Making the Arrangement effective will be subject to obtaining the Final Order of the Court. If the Final Order approving the Arrangement is granted on June 29, 2004, it is expected that the Effective Date will be on or about July 7, 2004. IMA will announce the Effective Date through the media following receipt of the Final Order.

DISTRIBUTION OF SHARE CERTIFICATES

Upon the Arrangement becoming effective, the share certificates representing IMA Common Shares will be deemed to represent New IMA Common Shares and no new share certificates will be issued for the New IMA Common Shares issued pursuant to the Arrangement. ACCORDINGLY, IT WILL NOT BE NECESSARY FOR HOLDERS OF IMA COMMON SHARES TO SURRENDER THEIR CERTIFICATES IN CONNECTION WITH THE ARRANGEMENT. Holders of certificates representing IMA Common Shares must retain their certificates as evidence of their ownership of New IMA Common Shares.

Certificates representing Golden Arrow Common Shares will be delivered or mailed as soon as practicable following the Effective Date to those persons whose names appear in the register of holders of IMA Common Shares at the close of business on the Effective Date.

TREATMENT OF FRACTIONAL INTERESTS

Under the Arrangement, no fractional shares will be issued and fractional interests in IMA Special Shares (which will be exchanged for Golden Arrow Common Shares) will be rounded down to the nearest whole IMA Special Share.

INTENTIONS OF MANAGEMENT

All of the directors and officers of IMA have indicated their intention to vote all of their IMA Common Shares and IMA Options in favour of the Arrangement and the other business to be transacted at the Meeting.

RECOMMENDATIONS OF BOARD OF DIRECTORS

The Board of Directors has reviewed the terms and conditions of the Arrangement and has unanimously concluded that the terms of the Arrangement are fair and reasonable to, and are in the best interests of IMA and the Securityholders.

In arriving at their recommendation, the Board of Directors considered, among other matters:

         (a) the conclusions of the Board of Directors and management of IMA with respect to the increase in shareholder value. See "The Arrangement - Reasons for the Arrangement";

         (b) the terms of the Arrangement, which will result in Shareholders continuing to own immediately after the Arrangement no less than their current proportionate voting and equity interest in all of the assets currently held by IMA through their ownership in all of the outstanding common shares of both IMA and Golden Arrow;

         (c) the procedures by which the Arrangement will be approved, including the three-quarters majority approval required by Securityholders at the Meeting, with Shareholders and Rightsholders voting as two separate classes, and the requirement of Court approval; and

         (d)      the tax treatment of Securityholders under the Arrangement.

ACCORDINGLY,   THE  BOARD  OF   DIRECTORS   UNANIMOUSLY   RECOMMENDS   THAT  THE
SECURITYHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION AND ALL OTHER MATTERS TO BE CONSIDERED AT THE MEETING.

STOCK EXCHANGE LISTINGS

The IMA Common Shares are currently listed and called for trading on the TSX-V and the New IMA Common Shares will continue to be listed and called for trading on the TSX-V, subject to IMA complying with the listing requirements of the TSX-V. IMA is currently classified as a Tier 1 issuer on the TSX-V and expects to continue to be classified as a Tier 1 issuer after the Effective Date of the Arrangement. The Arrangement is subject to the prior approval of the TSX-V, and the conditional approval of the TSX-V of the listing of the Golden Arrow Common Shares upon compliance with the usual requirements of the TSX-V.

The IMA Common Shares are also quoted on the OTC-BB and will continue to be quoted on the OTC-BB following the completion of the Arrangement. Management anticipates that Golden Arrow will seek to have its common shares quoted on the Over-The-Counter Bulletin Board following completion of the Arrangement;
however, there are no assurances as to if, or when, the Golden Arrow Common Shares will be quoted on the Over-The-Counter Bulletin Board, if ever.

EFFECT OF THE ARRANGEMENT ON CERTAIN OUTSTANDING SECURITIES OF IMA

SHARE PURCHASE WARRANTS

All outstanding IMA Warrants contain standard anti-dilution provisions that will be triggered by the implementation of the Arrangement. Under the Arrangement, each whole IMA Warrant outstanding on the Effective Date will, upon exercise of such IMA Warrant after the Effective Date, entitle the holder thereof to receive one New IMA Common Share and one tenth of a Golden Arrow Common Share at the exercise price per share provided for in the certificate representing such IMA Warrant, subject to the terms and conditions of such certificate.

HOLDERS OF IMA WARRANTS WILL NOT BE PERMITTED TO EXERCISE IMA WARRANTS TO PURCHASE EITHER IMA COMMON SHARES OR GOLDEN ARROW COMMON SHARES SEPARATELY FROM EACH OTHER. A holder of IMA Warrants who partially exercises such IMA Warrants after the Effective Date will be requested to exercise such IMA Warrants in multiples of ten to avoid subscriptions for fractions of Golden Arrow Common Shares.

The net proceeds from the exercise of any IMA Warrants after the Effective Date will be split between IMA and Golden Arrow in proportion to the relative market capitalizations of IMA and Golden Arrow calculated using the weighted average market price of New IMA Common Shares and Golden Arrow Common Shares for the first five trading days commencing when the Golden Arrow Common Shares commence trading on the TSX-V, provided that in no event will Golden Arrow receive less than $0.50 per Golden Arrow Common Share issued. IMA will, forthwith upon exercise of an IMA Warrant, pay to Golden Arrow on behalf of the holder of IMA Warrants, the amount to which Golden Arrow is entitled. Upon receipt of such funds, Golden Arrow will issue and deliver to the IMA Warrant holder the certificate representing Golden Arrow Common Shares to which such IMA Warrant holder is entitled. The price at which the Golden Arrow Common Shares will be issued will be calculated by dividing the amount of cash received by Golden Arrow from IMA, by the number of Golden Arrow Common Shares issued.

STOCK OPTIONS

After the Effective Date, all outstanding IMA Options will remain as constituted immediately prior to the Effective Date, and upon exercise, will entitle the holders to acquire the number of New IMA Common Shares equal to the number of IMA Common Shares they would have acquired had they exercised the options prior to the Effective Date.

The board of directors of Golden Arrow may grant incentive stock options to purchase Golden Arrow Common Shares to its directors, officers, employees and consultants in amounts to be determined by the board of directors of Golden Arrow at exercise prices in compliance with the requirements of the TSX-V.

FEES AND EXPENSES

All costs relating to the Arrangement, including technical, accounting and legal fees, will be borne by IMA.

SECURITIES LAWS CONSIDERATIONS

CANADIAN SECURITIES LAWS

The issue of the New IMA Common Shares, the IMA Special Shares and the Golden Arrow Common Shares, including the issuance of Golden Arrow Common Shares upon the exercise of IMA Options after the Effective Date, pursuant to the
Arrangement will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation or, where required, exemption orders or rulings from various securities commissions and regulatory authorities in the provinces and territories of Canada where registered Shareholders of IMA are resident. IMA is currently a "reporting issuer" under the applicable securities legislation in the Provinces of British Columbia, Alberta and Ontario. Under applicable provincial securities laws the New IMA Common Shares and Golden Arrow Common Shares received by Shareholders, holders of IMA Options or holders of IMA Warrants in connection with the Arrangement may be resold in the Provinces of British Columbia, Alberta and Ontario without hold period restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities and no extraordinary commission or consideration is paid in respect of the sale). Resales of New IMA Common Shares and Golden Arrow Common Shares will be subject to resale restrictions where the sale is made from either the holdings of any person, company or combination of persons or companies holding a sufficient number of New IMA Common Shares or Golden Arrow Common Shares, as the case may be, to affect materially the control of IMA or Golden Arrow respectively.

Holders of New IMA Common Shares or Golden Arrow Common Shares should seek legal advice prior to any resale of such securities to ensure that such resale is in compliance with the requirements of applicable securities legislation. Resales of securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

UNITED STATES SECURITIES LAWS

The issue of the New IMA Common Shares, the IMA Special Shares and the Golden Arrow Common Shares in connection with the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by
Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute the basis for the exemption from the registration requirements of the 1933 Act with respect to the above-named securities issued in connection with the Arrangement.

The New IMA Common Shares and the Golden Arrow Common Shares issuable upon exercise of the IMA Warrants after the Effective Date have not been registered under the 1933 Act. As a result, such IMA Warrants may not be exercised by or on behalf of a U.S. person or in the United States, as these terms are defined in Rule 902 of Regulation S under the 1933 Act, unless the New IMA Common Shares and the Golden Arrow Common Shares issuable upon exercise of such IMA Warrants are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration is available. Unless the New IMA Common Shares and the Golden Arrow Common Shares issuable upon exercise of the IMA Warrants are registered or exempt under the 1933 Act, holders of the IMA Warrants who are U.S. persons or resident in the United States must either resell the IMA Warrants to persons outside the United States or permit the IMA Warrants to expire.

The New IMA Common Shares issuable upon exercise of IMA Options after the Effective Date have not been registered under the 1933 Act. As a result, such IMA Options may not be exercised by or on behalf of a U.S. person or in the United States, as these terms are defined in Rule 902 of Regulation S under the 1933 Act, unless the New IMA Common Shares issuable upon exercise of such IMA Options are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration is available. Unless the New IMA Common Shares issuable upon exercise of IMA Options are registered or exempt under the 1933 Act, holders of IMA Options who are U.S. persons or resident in the United States may not be able to exercise their IMA Options and may be required to permit their IMA Options to expire.

The New IMA Common Shares and the Golden Arrow Common Shares received pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption provided by Section 3(a)(10) thereof. The restrictions on resale imposed by the 1933 Act will depend on whether the holder of IMA or Golden Arrow securities, respectively, is or, following the Arrangement, will be an "affiliate" of the issuer of such securities. As defined in Rule 144 under the 1933 Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

Persons who are not and following the Arrangement will not be affiliates of IMA or Golden Arrow, respectively, may resell their securities of such issuer in the United States without restriction under the 1933 Act.

Persons who are or after the Arrangement will be an affiliate of IMA or Golden Arrow, respectively, may not resell their securities of such issuer in the absence of registration under the 1933 Act, unless such sales comply with the exemption from registration contained in Rule 145(d) under the 1933 Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the 1933 Act.

In general, under Rule 145(d) as currently in effect, persons who are or after the Arrangement will be affiliates of IMA or Golden Arrow, respectively, will be entitled to resell in the United States during any three-month period that number of securities of the issuer that does not exceed the greater of one percent of the then outstanding class of securities or, if such securities are listed on a United States securities exchange or traded on Nasdaq, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, aggregation rules and the availability of public information about the issuer. Affiliates of IMA or Golden Arrow, respectively, who are not affiliates of the issuer following the Arrangement, and who hold their securities of such issuer for a period of one year after the Arrangement, may resell such securities without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about the applicable issuer. Affiliates of IMA or Golden Arrow, respectively, who are not affiliates of the issuer following the Arrangement, have not been affiliates during the three months preceding the date of sale, and who hold their securities of such issuer for a period of two years after the Arrangement, may resell such securities without any restrictions.

Subject to certain limitations, all holders of New IMA Common Shares, Golden Arrow Common Shares and the IMA Warrants outstanding after the Effective Date may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, subject to certain limitations, holders of IMA or Golden Arrow securities following the Arrangement who are not affiliates of the respective issuer, or who are affiliates of such issuer solely by virtue of their status as an officer or director of the issuer may, under the securities laws of the United States, resell their securities of such issuer in an "offshore transaction" (which would include a sale through the TSX-V) if neither the seller, an affiliate of the seller, nor any person acting on their behalf engages in any "directed selling efforts" in the United States. For the purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain additional restrictions and qualifications are applicable to a holder of IMA or Golden Arrow securities who are affiliates of such issuer.

The New IMA Common Shares and the Golden Arrow Common Shares issuable upon exercise of IMA Warrants after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The New IMA Common Shares issuable upon exercise of IMA Options after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

INCOME TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         GENERAL

The following general summary fairly describes the principal Canadian federal income tax consequences associated with the Arrangement to Shareholders of IMA whose shares constitute capital property for the purposes of the Income Tax Act (Canada) (the "ITA") and who deal at arm's length with IMA.

This summary is based on the current provisions of the ITA, the Regulations thereunder in force on the date hereof, any proposed amendments to the ITA, or the Regulations which have been previously publicly announced by the federal Minister of Finance, and the current written administrative and assessing policies of the Canada Revenue Agency. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, other than any proposed amendments to the ITA or Regulations which have been publicly announced by the federal Minister of Finance as of the date hereof. This description also does not take into account any provincial or foreign tax considerations other than those expressly discussed herein.

THIS SUMMARY IS OF GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY SHAREHOLDER, AND NO REPRESENTATION WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES TO ANY SUCH SHAREHOLDER IS MADE. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES ASSOCIATED WITH THE ARRANGEMENT.

         SHAREHOLDERS RESIDENT IN CANADA

The shares of IMA will generally constitute capital property to a Shareholder unless the Shareholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares. A Canadian resident Shareholder, other than a trader or dealer in securities, whose shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making an irrevocable election pursuant to the provisions of subsection 39(4) of the ITA. A NON-RESIDENT CANNOT ELECT UNDER SUBSECTION 39(4) OF THE ITA. SHAREHOLDERS CONTEMPLATING MAKING SUCH AN ELECTION SHOULD FIRST CONSULT THEIR OWN TAX ADVISORS AS SUCH AN ELECTION WILL AFFECT THE INCOME TAX TREATMENT FOR OTHER CANADIAN SECURITIES HELD.

THE CONSEQUENCES OF THE ARRANGEMENT TO SHAREHOLDERS WHOSE SHARES DO NOT CONSTITUTE CAPITAL PROPERTY WILL BE SIGNIFICANTLY DIFFERENT THAN THOSE DESCRIBED BELOW AND SUCH SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THIS MATTER.

EXCHANGE OF IMA COMMON SHARES FOR NEW IMA COMMON SHARES AND IMA SPECIAL SHARES

Under the Arrangement, a Shareholder will receive one New IMA Common Share and one-tenth of one IMA Special Share in exchange for each IMA Common Share currently held.

A Shareholder who acquires New IMA Common Shares and IMA Special Shares as a consequence of the Arrangement, will be deemed to have disposed of the Shareholder's existing IMA Common Shares for the proceeds of disposition equal to the adjusted cost base of such shares at the time of the exchange. Accordingly, neither a capital gain nor a capital loss will be realized on the exchange.

The cost of the New IMA Common Shares and IMA Special Shares received by a Shareholder will be equal, in aggregate, to the adjusted cost base of the IMA Common Shares exchanged by that Shareholder but apportioned between the New IMA Common Shares and the IMA Special Shares.

EXCHANGE OF IMA SPECIAL SHARES FOR GOLDEN ARROW COMMON SHARES

Pursuant to the terms of the Arrangement, the holders of IMA Special Shares will sell such shares to Golden Arrow in exchange for consideration consisting solely of one Golden Arrow Common Share for one whole IMA Special Share so transferred.

A Shareholder who exchanges his IMA Special Shares pursuant to the Arrangement, and who does not include in computing his income for the year any portion of the gain or loss, as otherwise determined from the disposition of the IMA Special Shares, will be deemed to have disposed of the Shareholder's IMA Special Shares for proceeds of disposition equal to the adjusted cost base of such shares the time of the exchange. Accordingly, provided the IMA Special Shares are held as capital property, no gain or loss will result.

The Golden Arrow Common Shares received by a holder of IMA Special Shares, pursuant to the Arrangement, will be deemed to have been acquired at a cost equal to the aggregate adjusted cost base of the Shareholder's former IMA Special Shares at the time of the exchange. The adjusted cost base of each Golden Arrow Common Share owned by a Shareholder after the Arrangement will be an amount equal to the aggregate adjusted cost base of the Golden Arrow Common Shares acquired pursuant to the Arrangement divided by the total number of Golden Arrow Common Shares owned after the arrangement.

CONSEQUENCES OF HOLDING NEW IMA COMMON SHARES AND GOLDEN ARROW COMMON SHARES

Any dividends received by an individual resident in Canada on New IMA Common Shares or Golden Arrow Common Shares following the completion of the Arrangement will be included in computing the Shareholder's income as a taxable dividend from a taxable Canadian corporation and will be subject to the normal gross-up and dividend tax credit rules. A Shareholder that is a Canadian resident corporation will generally be entitled in computing its taxable income for a taxation year to a deduction equal to the amount of the taxable dividend received by it on a share in a year. However, such dividends will generally be subject to refundable Part IV tax if received by a Canadian private corporation.

         SHAREHOLDERS NOT RESIDENT IN CANADA

The following portion of this summary is applicable to a Shareholder of IMA Common Shares who, for the purposes of the ITA, has not been a resident of Canada at any time while the Shareholder held IMA Common Shares and to whom the IMA Common Shares are not taxable Canadian property.

The IMA Common Shares will generally not be taxable Canadian property provided that:

1. the Shareholder does not use or hold, and is not deemed to use or hold, these shares in connection with a business carried on in Canada; and

2. the Shareholder and non-arm's length persons, either alone or together, have not owned (or had the option to acquire) 25% or more of the issued shares of any class or series of IMA at any time within the five year period immediately before the Effective Date.

A non-resident Shareholder of IMA Common Shares that arte not considered taxable Canadian property will not be subject to Canadian income tax in respect of the events occurring as a consequence of the Arrangement.

If the IMA Common Shares were taxable Canadian property, then the New IMA Common Shares and the Golden Arrow Common Shares will also be taxable Canadian property. The exchange by Shareholders of IMA Common Shares for New IMA common and IMA Special Shares, and the subsequent exchange of IMA Special Shares for Golden Arrow Common Shares will not eliminate the New IMA Common Shares and Golden Arrow Common Shares from being considered taxable Canadian property.

         CONSEQUENCES OF HOLDING IMA WARRANTS

The following portion of this summary is applicable to Canadian resident holders of IMA Warrants whose IMA Warrants constitute capital property for the purposes of the ITA and who deal at arm's length with IMA.

This portion of the summary assumes that the current contractual rights to a warrant holder are not disposed of in any way as a consequence of the Arrangement.

The IMA Warrants' current contractual agreements include provisions that adjust the terms of the IMA Warrants upon IMA completing certain transactions such as the Arrangement. As a result, after the Arrangement a holder of a IMA Warrant who chooses to exercise such IMA Warrant will receive one New IMA Common Share and one tenth of a Golden Arrow Common Share.

Because the contractual rights to the IMA Warrants are not disposed of in any manner pursuant to the Arrangement, a warrant holder should not have a disposition of the IMA Warrants held as a consequence of the Arrangement.

Upon exercise of the IMA Warrants, the New IMA Common Shares and the Golden Arrow Shares acquired by the holder will have an aggregate adjusted cost base equal to the sum of the initial cost and the exercise price of the IMA Warrants to the warrant holder. This aggregate adjusted cost base should be allocated between the IMA Common Shares and the Golden Arrow Common Shares. The ITA does not define an appropriate allocation method. Shareholders should consult their tax advisors as to an appropriate allocation method.

         WARRANT HOLDERS NOT RESIDENT IN CANADA

The following portion of this summary is applicable to holders of IMA Warrants who, for the purposes of the ITA, has not been a resident of Canada at any time while holding IMA Warrants and to whom the IMA Warrants are not taxable Canadian property.

The IMA Warrants will generally not be taxable Canadian property provided that:

1. the holder does not use or hold, and is not deemed to use or hold, these IMA Warrants in connection with a business carried on in Canada; and

2. the holder and non-arm's length persons, either alone or together, have not owned (or had the option to acquire) 25% or more of the issued shares of any class or series of IMA at any time within the five year period immediately before the Effective Date.

A non-resident holder of IMA Warrants that are not considered taxable Canadian property will not be subject to Canadian income tax in respect of the events occurring as a consequence of the Arrangement.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material anticipated United States federal income tax consequences of the Arrangement to persons ("U.S. Shareholders") who:

1. for purposes of the U .S. Internal Revenue Code of 1986 (the "Code"), are U.S. persons and, for purposes of the ITA and the Canada-United States Income Tax Convention, are citizens or residents of the United States and not resident in Canada; and

2.       hold IMA Common Shares as capital assets for purposes of the Code.

The tax consequences of the Arrangement to persons who are not U.S. Shareholders may differ materially from the tax consequences discussed in this section.

This discussion is based upon the current provisions of:

1.       the Code and Treasury Regulations under the Code;

2.       the Canada-United States Income Tax Convention;

3. the administrative policies published by the U.S. Internal Revenue Services; and

4.       judicial decisions,
all of which are subject to change either prospectively or retroactively. We do not take into account the tax laws of the various state and local jurisdictions of the U.S. or foreign jurisdictions.

THIS DISCUSSION IS INTENDED TO BE A DESCRIPTION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT. THIS DISCUSSION DOES NOT ADDRESS ALL POSSIBLE FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES RELATING TO THE ARRANGEMENT OR OWNERSHIP OF IMA COMMON SHARES. THE DISCUSSION SPECIFICALLY DOES NOT ADDRESS CONSEQUENCES PECULIAR TO A U.S. SHAREHOLDER IF THE U.S. SHAREHOLDER IS SUBJECT TO SPECIAL PROVISIONS OF U.S. INCOME TAX LAW (INCLUDING, WITHOUT LIMITATION, DEALERS IN SECURITIES OR FOREIGN CURRENCY, TAX-EXEMPT ENTITIES, BANKS, INSURANCE COMPANIES OR OTHER FINANCIAL INSTITUTIONS, PERSONS THAT HOLD IMA COMMON SHARES AS PART OF A "STRADDLE," "HEDGE" OR "CONVERSION TRANSACTION," REAL ESTATE INVESTMENT TRUSTS, REGULATED INVESTMENT COMPANIES AND PERSONS THAT HAVE A "FUNCTIONAL CURRENCY" OTHER THAN THE U.S. DOLLAR, TAX-EXEMPT ORGANIZATIONS, QUALIFIED RETIREMENT PLANS, INDIVIDUAL RETIREMENT ACCOUNTS AND OTHER TAX-DEFERRED ACCOUNTS AND PERSONS THAT OWN IMA COMMON SHARES THROUGH PARTNERSHIPS OR OTHER PASS-THROUGH ENTITIES). IMA HAS NEITHER REQUESTED NOR WILL IT RECEIVE AN ADVANCE RULING FROM THE U.S. INTERNAL REVENUE SERVICE ("IRS") AS TO THE TAX CONSEQUENCES OF THE ARRANGEMENT. IN VIEW OF THE INDIVIDUAL NATURE OF EACH SHAREHOLDER'S TAX SITUATION AND THE SUMMARY NATURE OF THIS DISCUSSION, THE U.S. SHAREHOLDERS OF IMA ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

This discussion is based upon certain understandings and assumptions with respect to the business, assets and shareholders of IMA and its subsidiaries, including the following: IMA and its subsidiaries are not, have not at any time been and will not be (a) "controlled foreign corporations" as defined in Section 957(a) of the Code, (b) "foreign investment companies" as defined in Section 1246(b) of the Code, or (c) "foreign personal holding companies" as defined in
Section 552 of the Code. Additionally, this discussion assumes that IMA and its subsidiaries are "passive foreign investment companies" ("PFICs") as defined in
Section 1297 of the Code. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following discussion may not apply and material adverse U.S. federal income tax consequences may result to U.S. Shareholders.

         SUMMARY

The Arrangement is likely to be characterized for U.S. federal income tax purposes as

o A distribution by IMA Holdco of IMPSA BVI, IMA Holdings (BVI) and IMPSA ("the Subsidiaries Shares") to IMA;

o        A transfer of the Subsidiaries Shares from IMA to Golden Arrow;

o        A  distribution  of  Golden  Arrow  Common  Shares  by IMA to the  U.S.
         Shareholders; and

o        Management  of  IMA  has   determined   the  taxable   income  to  U.S.
         Shareholders to be US$0.05 per IMA Common Share.

The U.S. Shareholders would likely be taxed under the PFIC rules, as set out below, on their pro rata share of the fair market value of Golden Arrow Common Shares received as a result of the Arrangement.

         GENERAL RULES FOR DISTRIBUTIONS

A U.S. Shareholder would generally include in income as a dividend the fair market value of the property distributed to them to the extent of the distributing company's current or accumulated earnings and profits as computed under U.S. income tax principles. To the extent the fair market value of the distributed property exceeds the distributing company's current or accumulated earnings and profits, such excess will be treated first as a return of capital up to a U.S. Shareholder's adjusted tax basis in the distributing company shares, and then as gain from the sale or exchange of such shares.

However, these rules may be overridden by the PFIC rules discussed below if the distributing company is a PFIC.

         PASSIVE FOREIGN INVESTMENT COMPANY RULES

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value of its assets that produce or are held for the production of "passive income", is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocated to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

Whether IMA and its subsidiaries are PFICs in any year and the tax consequences relating to PFIC status will depend on the composition of income and assets, including cash. A determination of the PFIC status of IMA and its subsidiaries has not been taken. However, because IMA and its subsidiaries have nominal operating revenue, it is likely that IMA and its subsidiaries are PFICs.

Distributions from a PFIC received by a U.S. Shareholder in any taxable year that are greater than 125% of the average annual distributions received by such U.S. Shareholder in the three preceding taxable years (or the U.S. Shareholder's holding period for the shares, if shorter) constitute "excess distributions" under the PFIC rules. In contrast to the general rules for dividend distributions noted above, the amount of a distribution that may be considered an "excess distribution" is not limited by the PFIC's earnings and profits. As well, any gain from the disposition of stock in a PFIC will constitute an "excess distribution", and not a capital gain.

Distributions which constitute "excess distributions" from a PFIC are subject to the following special rules: (1) the "excess distributions" would be allocated rateably over a U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which IMA or any of its subsidiaries is a PFIC would be treated as ordinary income in the current taxable year, and (3) the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

Where a U.S. Shareholder owns stock in a PFIC indirectly through another entity, any disposition of the lower tier PFIC stock by the entity directly owning the PFIC stock ("the direct PFIC shareholder") is generally treated as a disposition to the U.S. Shareholder (an "indirect disposition"). In addition, any distribution by the lower tier PFIC to the direct PFIC shareholder is generally treated as a distribution to the U.S. Shareholder (an "indirect distribution"). To the extent that an actual distribution to the U.S Shareholder or an actual disposition of PFIC stock by the U.S. Shareholder consists of amounts previously taxed as gains on indirect distributions or dispositions, such amount generally should not be subject to additional U.S. tax.

Any distribution from a PFIC that is not an excess distribution is subject to the general rules of the Code. Pursuant to Section 1291(b)(2)(B) of the Code, the distribution will not be considered to be an "excess distribution" in the taxation year that the U.S. Shareholder's holding period in the PFIC stock begins.

U.S. Shareholders can avoid the adverse tax consequences of PFIC status discussed above by making an election to treat the PFIC as a Qualified Electing Fund ("QEF"). A valid election would generally include certain financial information with respect to the PFIC. In certain cases a separate election to recognize any gain in the shares will have to be made as well as the QEF election. If QEF status is elected, the U.S. Shareholder must, under the general rule, include in taxable income each year their pro rata share of the PFIC's ordinary earnings and net capital gains. The U.S. Shareholder may, however, defer payment of these taxes until they receive a distribution from the PFIC. In this case, the U.S. Shareholder will be required to pay interest on the tax liability to take into account the benefit of the deferral.

Alternatively, U.S. Shareholders who actually or constructively own "marketable stock" in a PFIC may make an election under Section 1296 of the Code to mark those shares to market annually, rather than being subject to the excess distribution rules described above. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, should be treated as ordinary income or losses.

THE U.S. SHAREHOLDERS ARE URGED TO CONTACT THEIR OWN TAX ADVISORS REGARDING THE AVAILABILITY AND ADVISABILITY OF THESE ELECTIONS.

The PFIC rules are extremely complex and subject to interpretation. The implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. ACCORDINGLY, AND DUE TO THE COMPLEXITY OF THE PFIC RULES, U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE IMPACT OF THESE RULES ON THEIR INVESTMENT IN THE IMA SHARES.

         THE DISTRIBUTION OF IMPSA BVI, IMA HOLDINGS (BVI) AND IMPSA ("THE SUBSIDIARIES SHARES") FROM IMA HOLDCO TO IMA

As a result of the distribution of the Subsidiaries Shares from IMA Holdco to IMA, and given that the Subsidiaries Shares are likely PFIC shares, the U.S. Shareholders would generally be treated as having indirectly disposed of the Subsidiaries Shares under Section 1.1291-3(e)(2)(i) of the Proposed Treasury Regulations. Any gain would be taxed in its entirety as an "excess distribution" as discussed above.

IMA Holdco also would generally be treated as making an indirect distribution to the U.S. Shareholders under Section 1.1291-2(f)(1) of the Proposed Treasury Regulations. This distribution would ordinarily subject the U.S. Shareholders to tax under the general rules for distributions as discussed above. However, given that IMA Holdco is likely a PFIC, this distribution, or a portion thereof, may be treated as an "excess distribution" under the PFIC rules. To the extent that the amount of the distribution has previously been taxed under the PFIC rules, such amounts should not be subject to additional U.S. tax.

If the IRS were to find that the distribution of the Subsidiaries Shares constituted a distribution described in Section 355 of the Code, pursuant to
Section 1.1291-3(b)(1) of the Proposed Treasury Regulations the U.S. Shareholders would likely be treated as having indirectly disposed of all their shares in IMA Holdco. However, it is unlikely that the distribution would qualify under Section 355 of the Code, because the so called "active trade or business" requirement would likely not be satisfied.

         THE TRANSFER OF THE SUBSIDIARIES SHARES FROM IMA TO GOLDEN ARROW

As a result of the transfer of the Subsidiaries Shares from IMA to Golden Arrow and given that the Subsidiaries Shares are likely PFIC shares, the U.S. Shareholders would likely be treated as having indirectly disposed of the Subsidiaries Shares under Section 1.1291-3(e)(2)(i) of the Proposed Treasury Regulations. The U.S. Shareholders generally would be subject to U.S. tax on the "indirect disposition" and any gain would be taxed in its entirety as an "excess distribution" as discussed above. However, to the extent that the amount of any gain has previously been taxed under the PFIC rules, such amounts should not be subject to additional U.S. tax.

         THE DISTRIBUTION OF GOLDEN ARROW COMMON SHARES TO SHAREHOLDERS OF IMA

As a  result  of  the  distribution  of  Golden  Arrow  Common  Shares  to  U.S.
Shareholders of IMA and given that the Golden Arrow shares are likely PFIC shares, the U.S. Shareholders would likely be treated as having indirectly disposed of the Golden Arrow Common Shares under Section 1.1291-3(e)(2)(i) of the Proposed Treasury Regulations. The U.S. Shareholders generally would be subject to U.S. tax on the "indirect disposition" and any gain would be taxed in its entirety as an "excess distribution" as discussed above. However, to the extent that the amount of any gain has previously been taxed under the PFIC rules, such amounts should not be subject to additional U.S. tax.

The distribution of the Golden Arrow Common Shares to U.S. Shareholders of IMA would ordinarily subject the U.S. Shareholders to U.S. tax under the general rules for distributions discussed above on their pro-rata share of the fair market value of Golden Arrow Common Shares received. However, given that IMA is likely a PFIC, this distribution, or a portion thereof, may be treated as an "excess distribution" under the PFIC rules. To the extent that the amount of the distribution has previously been taxed under the PFIC rules, such amount should not be subject to additional U.S. tax.

The adjusted tax basis of the Golden Arrow Common Shares distributed to the U.S. Shareholders will be equal to the fair market value of such shares, and the holding period for such shares will commence on the date of distribution.

         OTHER MATTERS

On the assumption that IMA Holdco and its subsidiaries are PFICs in the current or prior year, they will not be qualified foreign corporations as defined in
Section 1(h)(11)(C) of the Code, and accordingly dividends received directly or as "indirect distributions" by U.S. Shareholders who are individuals, estates or complex trusts would not be eligible for the preferred long term capital gains tax rate.

Dividends paid by IMA and its subsidiaries directly or as "indirect distributions" generally will likely constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit (which could reduce the amount of foreign tax credit available to a U.S. Shareholder). The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. Shareholder. BECAUSE OF THE COMPLEXITY OF THOSE LIMITATIONS, U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE AVAILABILITY OF FOREIGN TAX CREDITS.

The distributions from IMA and its subsidiaries generally should not be eligible for the dividends received deduction.

Management has determined the taxable income to U.S. Shareholders to be US$0.05 per IMA Common Share.


                                RIGHTS OF DISSENT

DISSENTERS' RIGHTS

The BCBCA does not contain a provision requiring IMA to purchase IMA Common Shares from Shareholders who dissent from the Arrangement. However, pursuant to the terms of the Interim Order and the Plan of Arrangement, IMA has granted the Shareholders who object to the Special Resolution the right to dissent (the "Dissent Right") in respect of the Arrangement. The Dissent Right is granted in
Article 6 of the Plan of Arrangement and is summarized below. The terms of such Dissent Right are similar to the dissenting shareholder provisions of the BCBCA. THE FOLLOWING IS A SUMMARY ONLY AND SHAREHOLDERS ARE REFERRED TO ARTICLE 6 OF THE PLAN OF ARRANGEMENT FOR THE COMPLETE DISSENT RIGHTS.

A Shareholder who wishes to exercise his or her Dissent Right (a "Dissenting Shareholder") must give written notice of his or her dissent (a "Notice of Dissent") to IMA by depositing such Notice of Dissent with IMA, or mailing it to IMA by registered mail, at its head office at Suite 709, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6, marked to the attention of the President not later than two days before the Meeting. A Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

         (a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

         (b) set out the number of IMA Common Shares in respect of which the Shareholder is exercising the Dissent Right (the "Notice Shares"), which number cannot be less than all of the IMA Common Shares held by the beneficial holder on whose behalf the Dissent Right is being exercised;

         (c) if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other IMA Common Shares as beneficial owner, a statement to that effect;

         (d) if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns other IMA Common Shares as beneficial owner, a statement to that effect, and

                  (i) the names of the registered owners of those other shares,

                  (ii) the number of those other shares that are held by each of those registered owners, and

                  (iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares;

         (e) if dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement to that effect, and

                  (i)     the name and address of the beneficial owner, and

                  (ii) a statement that the Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Shareholder's name.

The giving of a Notice of Dissent does not deprive a Dissenting Shareholder of his or her right to vote at the Meeting on the Special Resolution. A vote against the Special Resolution or the execution or exercise of a proxy does not constitute a Notice of Dissent. A Shareholder is not entitled to exercise a Dissent Right with respect to any IMA Common Shares if the Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Arrangement Resolution. A Dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right.

If IMA intends to act on the authority of the Arrangement Resolution, it must send a notice (the "Notice to Proceed") to the Dissenting Shareholder promptly after the later of:

         (a)      the date on which IMA forms the intention to proceed, and

         (b)      the date on which the Notice of Dissent was received.

If IMA has acted on the Arrangement Resolution it must promptly send a Notice to Proceed to the Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that IMA intends to act or has acted on the authority of the Arrangement Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed.

On receiving a Notice to Proceed, the Dissenting Shareholder is entitled to require IMA to purchase all of the IMA Common Shares in respect of which the Notice of Dissent was given.

A Dissenting Shareholder who receives a Notice to Proceed is bound to sell its IMA Common Shares to IMA and must send to IMA within one month after the date of the Notice to Proceed:

         (a) a written statement that the Dissenting Shareholder requires IMA to purchase all of the Notice Shares;

         (b)      the certificates representing the Notice Shares; and

         (c) if dissent is being exercised by the Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of IMA and if so, setting out:

                  (i) the names of the registered owners of those other shares,

                  (ii) the number of those other share that are held by each of those registered owners, and

                  (iii) that dissent is being exercised in respect of all of those other shares,

                  whereupon IMA is bound to purchase them in accordance with the Notice of Dissent.

IMA and the Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, IMA must either promptly pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that IMA is unable lawfully to pay Dissenting Shareholders for their shares as IMA is insolvent or if the payment would render IMA insolvent.

If IMA and the Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares, the Dissenting Shareholder or IMA may apply to the court and the court may:

         (a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

         (b) join in the application each Dissenting Shareholder who has not agreed with IMA on the amount of the payout value of the Notice Shares; and

         (c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, IMA must either pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that IMA is unable lawfully to pay Dissenting Shareholders for their shares as IMA is insolvent or if the payment would render IMA insolvent. If the Dissenting Shareholder receives a notice that IMA is unable to lawfully pay Dissenting Shareholders for their shares the Dissenting Shareholder may with in 30 days after receipt, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against IMA to be paid as soon as IMA is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of IMA but in priority to its shareholders.

Any notice required to be given by IMA or a Dissenting Shareholder to the other in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

A Shareholder who:

         (a) properly exercises the Dissent Right by strictly complying with all of the procedures ("Dissent Procedures") required to be complied with by a Dissenting Shareholder, will

                  (i) be bound by the Dissent Rights set forth in Article 6 of the Plan of Arrangement,

                  (ii) be deemed not to have participated in the Arrangement, and

                  (iii) cease to have any rights as a Shareholder other than the right to be paid the fair value of the IMA Common Shares by IMA in accordance with the Dissent Procedures, or

         (b)      seeks to exercise the Dissent Right, but

                  (i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Dissenting Shareholder, or

                  (ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent,

                  will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the Golden Arrow Common Shares based upon the number of IMA Common Shares of which such Dissenting Shareholder is the registered holder. IMA may in its sole discretion, waive any non-compliance by a Shareholder with any of the provisions of Article 6 of the Plan of Arrangement in order to give effect to a Shareholders' Dissent Rights.

A Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of IMA. A Dissenting Shareholder may, with the written consent of IMA, at any time prior to the payment to the Dissenting Shareholder of the full amount of money to which the Dissenting Shareholder is entitled under Article 6 of the Plan of Arrangement, abandon such Dissenting Shareholder's dissent to the Arrangement by giving written notice to IMA, withdrawing the Notice of Dissent, by depositing such notice with IMA, or mailing it to IMA by registered mail, at its head office at Suite 709, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6, marked to the attention of the President and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting IMA Shareholder and will receive such number of Golden Arrow Shares, to which he or she is entitled.

If a Shareholder exercises the Dissent Right, IMA shall on the Effective Date set aside and not distribute that portion of the Golden Arrow Common Shares which is attributable to the IMA Common Shares for which Dissent Rights have been exercised. If an IMA Shareholder exercises the Dissent Right, but does not properly comply with the Dissent Procedures as set out above, or subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then IMA shall distribute to such Shareholders his or her pro rata portion of the Golden Arrow Common Shares. If a Shareholder duly complies with the Dissent Procedures, then IMA shall retain the portion of the Golden Arrow Common Shares attributable to such Shareholder (the "Non-Distributed Golden Arrow Shares"), and the Non-Distributed Golden Arrow Common Shares will be dealt with as determined by the Board of Directors of IMA in its discretion.

SHAREHOLDERS SHOULD CONSULT THEIR LEGAL ADVISORS WITH RESPECT TO THE LEGAL RIGHTS AVAILABLE TO THEM IN RELATION TO THE ARRANGEMENT AND THE DISSENT RIGHTS.


               INFORMATION CONCERNING IMA - BEFORE THE ARRANGEMENT

INCORPORATION

IMA was incorporated under COMPANY ACT (British Columbia, Canada) (the "Company Act") on September 17, 1979, as Gold Star Resources Ltd. On May 1, 1990, IMA filed an Altered Memorandum to reflect its name change to EEC Marketing Corp. On January 13, 1992, IMA filed an Altered Memorandum to reflect its name change to Amera Industries Corp. IMA filed another Altered Memorandum on February 9, 1995 to reflect its name change to International Amera Industries Corp. On February 20, 1996, IMA filed an Altered Memorandum, changing its name to IMA Resource Corporation. On July 7, 1998, IMA filed an Altered Memorandum, changing its name to IMA Exploration Inc.

CORPORATE STRUCTURE

See "The Arrangement - Details of the Arrangement" for a simplified corporate chart setting forth all of IMA's material subsidiaries, their jurisdictions of incorporation, the percentage of voting securities or ownership held by IMA and the principal mineral resource properties held by each of them.

BUSINESS OVERVIEW

IMA is a natural resource company engaged in the business of acquisition and exploration of mineral properties in South America, principally in Argentina and Peru. IMA's strategy and primary corporate objective is to acquire properties for the purpose of mineral exploration and exploitation in known mining areas adjacent to, or in close proximity to, known major discoveries. IMA, therefore, expects these properties to command higher acquisition, maintenance and vendor participation fees, where these higher fees are deemed reasonable to attempt to reduce the overall risks associated with mineral exploration. In the event IMA discovers mineralization capable of economic production, it intends to seek a joint venture partner and/or to sell all or a portion of its interest in the subject property to finance the development of such property. The secondary corporate objective is to identify new frontiers through the evaluation of available historic and satellite data and acquire large parcels of land in undeveloped regions with the potential to host mineral deposits. There are no assurances that IMA's strategies will achieve the desired results and IMA may acquire interests in properties at higher prices, due to the properties' proximities to other discoveries and may have to write-off all or a portion of the value of such properties if they prove uneconomic. At present, IMA has no producing properties and consequently has no current operating income or cash flow. As of the date of this Management Proxy Circular, IMA is an exploration stage company and has not generated any revenues from mining operations. There is no assurance that a commercially viable mineral deposit exists on any of IMA's properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined.

GENERAL DEVELOPMENT OF THE BUSINESS OF IMA

IMA has been active in Peru and Argentina since 1993 acquiring and exploring mineral properties.

In August 1999 IMA completed a private placement with Barrick Gold Corporation ("Barrick"). Barrick was granted an option to earn an interest in either the Potrerillos or Rio de Taguas property. The funds were spent on the drilling program on the Potrerillos property. Subsequent proceeds were spent on further exploration of IMA's properties in the Valle de Cura region of San Juan Province, Argentina from October 2000 to March 2001. As a result of the private placement Barrick became IMA's largest shareholder. During September 2003 Barrick reduced its shareholding to 1,000,000 shares.

IMA agreed to spend a minimum of $1,125,000 on its Valle de Cura properties out of the proceeds from the Barrick private placement. As of December 31, 2003 this requirement had been met. On December 15, 2003 Barrick served notice that it would not be exercising the option and IMA has begun pursuing other partners for the continued exploration of these drill ready projects.

In March 2001, IMA granted Rio Tinto Mining and Exploration Limited ("Rio Tinto") an option to acquire a majority interest in the Mogote property in the Valle de Cura region of San Juan Province, Argentina. This agreement was terminated by Rio Tinto in December 2001. In March 2003 IMA granted Amera Resources Corporation ("Amera") an option to acquire a 51% interest, later amended to 75%, in the Mogote property. Recent exploration results from Amera's work has been encouraging.

IMA granted Cloudbreak Resources Ltd. ("Cloudbreak") an option to acquire a 50% interest in the Gollette property located in the Valle de Cura. Cloudbreak can increase its interest to 75% by funding additional work expenditures and development costs.

IMA acquired the Peruvian property known as Rio Tabaconas in 1997 by way of an option. In addition IMA owns claims which surround and overlie the optioned concessions. Mine workings in the Rio Tabaconas area are believed to be on the order of 100 to 150 years old. The first modern examination of what is now the Rio Tabaconas property was conducted in the late 1980s when a government-funded Peruvian-German consortium re-opened the old mine workings on Cerro Tablon and carried out experimental geochemical and geological studies in the mine area. Since that time, the property has been briefly examined and sampled by a number of companies at IMA's invitation. IMA had spent $3,164,554 on Rio Tabaconas to the end of December 2003.

On June 28, 2002 IMA suspended further exploration activities at the Rio Tabaconas project. IMA has deferred any further exploration until an agreement with the local community has been finalized. IMA has declared force majeure, as allowed under the option agreement. IMA and the optionor have revised the timing of the remaining option payments. IMA is working to ensure that all local cultural, developmental and environmental concerns in the region have been addressed which may pertain to mining activities. Upon acceptance by the community of a Community Agreement between IMA and the local community, IMA plans to proceed with the next phase of the diamond drill program. A detailed 3,000 metre drill plan has been drafted based upon evaluation of geological, geochemical and geophysical information. The next phase of the exploration program is expected to be completed after finalizing the Community Agreement.

In 2002 IMA began to acquire properties in Chubut Province, Argentina. In 2003 IMA significantly increased its focus on activities in the Chubut region. IMA has entered into a number of joint venture agreements which resulted in the farm-out of several of its non-core properties.

In early 2003 IMA focused its efforts on its Navidad Area Properties in Chubut Province located in southern Argentina. The preliminary results of its initial exploration efforts were very encouraging. A Phase I drilling program commenced in November 2003 and continued into March 2004. A second phase is scheduled to commence in May 2004. IMA believes that the Navidad Project is worthy of its primary interest and accordingly has focused the majority of its available resources on this project and expects to continue to do so.

PRINCIPAL PROPERTIES OF IMA

NAVIDAD PROJECT

On February 3, 2003 IMA announced the discovery of high-grade silver-lead mineralization on its 100% owned 10,000 hectare (24,700 acres) Navidad Project in north central Chubut Province, Argentina. The mineralization had been discovered by prospecting on December 10, 2002 and was a new discovery as there were no recorded occurrences of silver mineralization in the area. This was surprising due to the fact that high-grade, structurally-controlled mineralization and the moderate-grade replacement style mineralization with abundant visible lead and copper mineralization outcrops and subcrops over a strike length of thousands of meters. There was no evidence of prior prospecting or sampling activity anywhere despite the area being inhabited.

CHUBUT (PATAGONIA) AREA PROPERTIES

Since 2001 IMA has acquired a 100% interest in a number of claims in western Chubut Province. These properties include the Laguna de los Toros property, Evelina (Las Bayas) property, Toros II property, Victoria properties (several), Costa properties. Lago Pico property, Corcovado property, Loma Alto property, Ruto property, Alberto property, Rolando property, Cecilia property, Pedro property, Fernando property, Ivan property and Daniel property. Together they cover an area of approximately 86,000 hectares. A number of these properties have been sold or farmed-out to joint venture partners. All of these Chubut properties are in the exploration stage.

VALLE DE CURA AREA PROPERTIES

IMA has acquired 100% interests in a number of properties in the Valle de Cura area totaling approximately 34,000 hectares. Beginning in 1999 IMA entered into an option agreement with Barrick pursuant to which Barrick could acquire an interest in the properties. Both Barrick and IMA have fulfilled all their obligations under this agreement and Barrick notified IMA on December 15, 2003 that they would not be exercising their option. Accordingly this agreement has terminated and IMA is pursuing other partners for these drill ready projects. One of these properties has been farmed-out to another joint venture partner.

NORTHWEST SAN JUANAREA PROPERTIES

IMA has acquired 100% interests in a number of properties in the Northwest area of San Juan province totaling approximately 20,000 hectares. The Arturo or Mogote property is under option to IMA and is currently the subject of a joint venture agreement with Amera whereby Amera can earn up to a 75% interest in the property. There are no current plans for work on the other properties in this area.

GUALCAMAYO AREA PROPERTIES

IMA has also acquired interests in properties in other mining areas of interest in San Juan province totaling approximately 50,000 hectares. There are no current plans for work on the properties in this area.

RIO TABACONAS PROPERTY (PERU)

The 9,000 hectare Rio Tabaconas property is located in northwestern Peru, approximately 35 kilometers south of the southernmost tip of Ecuador in the District of Tabaconas, Province of San Ignacio, Department of Cajamarca. IMA has an option to purchase three claims covering a 2,890 hectare area within the central part of the property and holds 100% ownership, with no outstanding royalties, on the remainder of the property. In June 2002 IMA announced it would take a more measured approach to exploration on the project to ensure that local cultural, developmental and environmental concerns pertaining to mining activities in the region would be addressed. All exploration activities have been deferred until an agreement with the local community of Tamborapa can be finalized. IMA has declared force majeure, as allowed under the property option agreement. A Company Community plan has been prepared with the aid of several Peruvian social economic consultants and has been presented for discussion to the community leaders, government officials and interested party leaders and as of the date of this report no agreement has been reached. Thus IMA will continue to work with the various social economic consultants to develop a plan which will be acceptable to all parties in the community of Tabaconas. Upon acceptance by the community of the Company Community plan IMA plans to proceed with the next phase of a diamond drill program.

During the fiscal years ending December 31, 2003, 2002 and 2001 IMA had capitalized and expensed costs on all of its properties as follows:

                                                                GENERAL EXPLORATION             AGGREGATE AMOUNT
     FISCAL YEAR ENDING            AMOUNT CAPITALIZED        WRITEN-OFF IN FISCAL YEAR       EXPENSED IN FISCAL YEAR

      December 31, 2001                $4,581,172                    $109,875                       $ 21,483

      December 31, 2002                $5,847,727                    $180,321                         $ Nil

      December 31, 2003                $6,883,641                    $226,956                       $776,626

NAVIDAD PROJECT

On February 3, 2003 IMA announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad Project in north central Chubut, Argentina. The mineralization had been discovered by prospecting on December 10, 2002 and was a new discovery as there were no recorded occurrences of silver mineralization in the area. This was surprising due to the fact that high-grade, structurally-controlled mineralization and the moderate-grade replacement style mineralization with abundant visible lead and copper mineralization outcrops and subcrops over a strike length of thousands of meters. There was no evidence of prior prospecting or sampling activity anywhere despite the area being inhabited. Furthermore a fence line passes through the central part of the outcropping high-grade mineralization and blocks of rock containing obvious green copper oxides had been used to prop up fence posts.

         PROPERTY DESCRIPTION AND LOCATION

The Navidad Project comprises 10,000 hectares consisting of one individual claim (cateo) in the Gastre Department of the Province of Chubut. It is centered at approximately 42.415 decimal degrees south latitude and 68.82 decimal degrees west longitude in the Campo Inchauspe datum. The above point has been located in the field by professional surveyors and has the coordinates 2,514,856.53 east and 5,304,454.84 north in Gauss Kruger Campo Inchauspe zone 2 and was assigned the local grid coordinates 50,000E, 10,000N with an elevation of 1218.18 m (Height Above Ellipsoid WGS1984). The local grid is rotated 30 degrees to the east of Gauss Kruger north.

MINERAL TITLES INCLUDED IN THE NAVIDAD PROJECT:

-------------------------------------------------------------------------------
FILE NUMBER       YEAR      DATE                 TYPE       NAME      HECTARES
-------------------------------------------------------------------------------
13984             2002      December 6, 2002     CATEO      Gan        10,000
-------------------------------------------------------------------------------

         ACCESSIBILITY AND INFRASTRUCTURE

The property is located in the north-central part of the Province of Chubut within the prominent Gastre structural lineament in a somewhat uplifted area. Minimum elevation within the Gan cateo is 1060m while the maximum elevation is 1460m. Relief is gentle with minor local exceptions.

Vegetation is sparse and comprises grasses and low brush. Trees are absent. The climate is characterized as continental semi-arid with moderate temperatures in summer often accompanied by high winds. Winters are cold with temperatures often dipping below zero Celsius, but are generally not characterized by extended sub-zero periods. Most of the precipitation falls in winter as both rain and snow and as such conditions may not favor field work in the winter, but depending on the year, work may be possible even during winter.

Access to the property is possible year around by two-wheel drive pick-up truck except in very wet periods. Gastre is the nearest town some 40km to the west and the town of Gan Gan is about the same distance to the east; both are along Route 4 a gravel highway. The nearest airport with scheduled (rare) service is in Esquel four hours drive to the southwest by gravel road. To the north about two hours drive, in the province of Rio Negro, is the town of Ingenerio Jacobacci which is larger than Gastre and has much better services including banking. From Ingenerio Jacobacci it is another three and a half hours to the west to Bariloche, a city with multiple daily flights and a centre for tourism year around. From Gastre to the Atlantic Coast it is approximately seven hours drive virtually all on gravel roads. Along the coast infrastructure is much better with paved, roads, ports and airports and larger population centers.

During normal road conditions the trip from Gastre to the Navidad Project is about 30 minutes.

A high voltage power line running from the Futaleufu site to an aluminum smelter at Puerto Madryn passes roughly 50km south of the Navidad Project. The government has announced a contract tendered to construct this power line to the national power grid at Choele Choel in Rio Negro to the north in order to facilitate expansion of the aluminum smelter and other projects. Construction of the connection will bring the national power grid with easy reach of Navidad.

         HISTORY

The Navidad Project has no known exploration history and there is no indication that any of the showings were previously discovered or sampled. A prospecting discovery of this type seems unthinkable in the exploration industry in this day and age, especially within a few hundred meters of a provincial highway, except for the lack of mining and prospecting tradition in Patagonia. Proof of this lack of mining tradition is that the posts of the fence line that passes through the central part of the outcropping high grade mineralization had been propped up with blocks of rock containing obvious green copper oxides.

The only nearby sign of previous mining activity lies about 3km north west of Navidad Hill where some barite veins were opened up by trenches presumably with the idea of selling barite as an industrial mineral to the petroleum industry. Sampling during the surface work showed these veins have very low values of silver, copper and lead. Verbal reports suggest the trenching was done about 20 years ago.

Effectively the exploration history of Navidad Project began on December 10, 2002 with the discovery of outcropping mineralization by an IMA geologist. Subsequent surface work comprised extensive geological mapping, rock sampling, soil sampling and geophysics including magnetic, induced polarization and gravity surveys.

         REGIONAL AND LOCAL GEOLOGY

According to the preliminary map 4369-II at 1:250,000 scale of SEGEMAR, the national geological service of Argentina, the Navidad Project mineralization is mapped as part of the Upper Jurassic Canadon Asfalto Formation.

Province wide geological maps of Chubut by the same organization indicate that the Canadon Asfalto is restricted to the central part of Chubut. The type section of the formation is located along the Rio Chubut southwest of the project area between Paso Sapo and Paso de Indios.

Much of the remainder of the Navidad Project is underlain by the Lonco Trapial Formation of Lower Jurassic age and finally older, poorly age-defined basement granitic rocks of Paleozoic age.

The Canadon Asfalto Formation comprises fine sandstones, limestones and volcanics of continental and lacusterine environment. It appears significant regional variations in composition and depositional environment are present within the formation as currently defined. Both fossils and a K/Ar radiometric age of 173 +/-4 Ma indicate a middle to upper Jurassic age.

The Lonco Trapial Formation, including Tacquetren Formation and other equivalents, is more widely distributed in Chubut excluding the Andean portion. The formation is volcanic dominant and appears to be the first phase of infill of local grabens in the developing San Jorge Basin. Again, significant regional variability in composition and depositional facies is indicated, with compositions ranging from felsic to mafic.

Apparently one of the controlling features of the San Jorge Basin is the long-lived, major structure known as the Gastre Fault. This fault is a wide, northwest-trending zone of fracturing that appears to have controlled deposition of units and then dismembered them from the Jurassic through the present.

Faulting related to the Gastre Fault is present in the Navidad Project area, but the most striking structural elements in the area are a series of northwest trending folds.

         DIAMOND DRILLING PROGRAM

Connors Argentina S. A. ("Connors") of Mendoza Argentina commenced drilling on November 26, 2003 and finished drilling on March 10, 2004, including a 29 day break during the Christmas/New Years holidays. During the program 8853.58m were drilled in 53 holes for an average of 118m per day including moves and breakdowns and excepting only the holiday break noted above.

All but one of the holes recovered HQ diameter (61mm) core. The exception was NV03-04 which was cored to 244.20m with HQ and then recovered NQ core to the end of the hole at 284.98m. The drill supplied was containerized and mounted on a tracked undercarriage capable of moving itself. Water for drilling was brought to the drilling sites by a water truck of 9,000 liters that was subcontracted by Connors. The water was trucked from several local sources under agreement with local surface land owners.

Down hole surveys of the holes were done on all but one hole using a Tropari instrument. This instrument is a magnetic compass and inclinometer with a timing mechanism that blocks the instrument once it has stabilized in the hole. It is then retrieved and read by the geologist. In general the holes had little deviation because of the relatively large diameter of the drill string and the relatively short lengths of the holes.

SURVEYED COORDINATES AND ORIENTATIONS OF NAVIDAD DRILLHOLES

------------------------------------------------------------------------------------------------------------------
                                                                                               dip
  Hole ID       local E       local N     E GK faja 2    N GK faja 2   elevation   Az wrt      down     length (m)
                                            (Campo         (Campo                  GK CI       from
                                          Inchauspe)     Inchauspe)      m HAE       north    vertical
------------------------------------------------------------------------------------------------------------------
NV03-01       50,000.6      10,005.0     2,514,819.5    5,304,458.8    1,219.5     210.0      -45.0     109.50
------------------------------------------------------------------------------------------------------------------
NV03-02       50,000.0      9,971.1      2,514,802.0    5,304,429.8    1,211.2     30.0       -45.0     154.50
------------------------------------------------------------------------------------------------------------------
NV03-03       51,160.5      9,660.1      2,515,651.6    5,303,580.3    1,178.4     210.0      -45.0     178.50
------------------------------------------------------------------------------------------------------------------
NV03-04       51,160.1      9,669.6      2,515,655.9    5,303,588.6    1,178.6     30.0       -45.0     284.98
------------------------------------------------------------------------------------------------------------------
NV03-05       51,160.1      9,802.1      2,515,722.2    5,303,703.3    1,176.6     30.0       -60.0     217.70
------------------------------------------------------------------------------------------------------------------
NV03-06       49,961.7      9,972.3      2,514,769.5    5,304,449.9    1,218.4     30.0       -45.0     136.20
------------------------------------------------------------------------------------------------------------------
NV03-07       49,919.7      9,965.9      2,514,729.9    5,304,465.4    1,222.2     30.0       -45.0     108.90
------------------------------------------------------------------------------------------------------------------
NV03-08       49,959.8      10,016.3     2,514,789.8    5,304,489.0    1,226.4     210.0      -45.0     146.00
------------------------------------------------------------------------------------------------------------------
NV03-09       49,919.9      10,027.4     2,514,760.8    5,304,518.6    1,231.4     210.0      -45.0     106.10
------------------------------------------------------------------------------------------------------------------
NV03-10       49,961.9      9,953.4      2,514,760.2    5,304,433.5    1,215.1     30.0       -45.0     150.70
------------------------------------------------------------------------------------------------------------------
NV03-11       49,625.2      10,040.0     2,514,511.9    5,304,676.8    1,209.2     120.0      -45.0     133.20
------------------------------------------------------------------------------------------------------------------

                                      -28-



------------------------------------------------------------------------------------------------------------------
                                                                                               dip
  Hole ID       local E       local N     E GK faja 2    N GK faja 2   elevation   Az wrt      down     length (m)
                                            (Campo         (Campo                  GK CI       from
                                          Inchauspe)     Inchauspe)      m HAE       north    vertical
------------------------------------------------------------------------------------------------------------------
NV04-12       51,160.6      9,577.9      2,515,610.5    5,303,509.0    1,155.4     30.0       -65.0     220.00
------------------------------------------------------------------------------------------------------------------
NV04-13       50,876.5      10,015.0     2,515,583.1    5,304,029.5    1,179.4     30.0       -45.0     142.70
------------------------------------------------------------------------------------------------------------------
NV04-14       50,997.6      9,911.7      2,515,636.3    5,303,879.6    1,178.1     210.0      -70.0     158.00
------------------------------------------------------------------------------------------------------------------
NV04-15       51,159.8      9,910.5      2,515,776.1    5,303,797.4    1,167.0     30.0       -60.0     139.55
------------------------------------------------------------------------------------------------------------------
NV04-16       51,161.0      9,451.4      2,515,547.6    5,303,399.2    1,138.2     30.0       -55.0     250.50
------------------------------------------------------------------------------------------------------------------
NV04-17       50,998.8      9,614.4      2,515,488.6    5,303,621.4    1,156.7     30.0       -85.0     164.20
------------------------------------------------------------------------------------------------------------------
NV04-18       51,001.3      9,364.5      2,515,365.9    5,303,403.8    1,137.0     30.0       -55.0     274.70
------------------------------------------------------------------------------------------------------------------
NV04-19       51,001.9      9,826.2      2,515,597.2    5,303,803.4    1,181.7     210.0      -80.0     188.10
------------------------------------------------------------------------------------------------------------------
NV04-20       50,801.6      9,897.6      2,515,459.5    5,303,965.3    1,163.0     210.0      -70.0     70.90
------------------------------------------------------------------------------------------------------------------
NV04-21       50,997.6      9,948.5      2,515,654.7    5,303,911.4    1,174.2     30.0       -45.0     198.10
------------------------------------------------------------------------------------------------------------------
NV04-22       50,998.5      9,977.9      2,515,670.2    5,303,936.4    1,171.9     210.0      -75.0     193.75
------------------------------------------------------------------------------------------------------------------
NV04-23       51,000.7      9,713.6      2,515,540.0    5,303,706.4    1,177.3     210.0      -85.0     191.10
------------------------------------------------------------------------------------------------------------------
NV04-24       50,804.7      10,023.1     2,515,524.9    5,304,072.4    1,173.8     30.0       -50.0     145.60
------------------------------------------------------------------------------------------------------------------
NV04-25       51,204.1      9,014.3      2,515,366.4    5,302,999.1    1,140.0     210.0      -45.0     199.80
------------------------------------------------------------------------------------------------------------------
NV04-26       50,802.1      9,728.9      2,515,375.6    5,303,818.9    1,153.5     32.0       -75.0     134.00
------------------------------------------------------------------------------------------------------------------
NV04-27       50,100.7      9,719.0      2,514,763.2    5,304,161.1    1,164.0     30.0       -45.0     181.50
------------------------------------------------------------------------------------------------------------------
NV04-28       51,164.5      9,865.2      2,515,757.6    5,303,755.8    1,170.6     30.0       -60.0     158.00
------------------------------------------------------------------------------------------------------------------
NV04-29       51,299.1      9,847.6      2,515,865.4    5,303,673.3    1,157.6     210.0      -80.0     158.00
------------------------------------------------------------------------------------------------------------------
NV04-30       51,300.4      9,765.7      2,515,825.5    5,303,601.7    1,159.8     210.0      -80.0     209.00
------------------------------------------------------------------------------------------------------------------
NV04-31       51,160.7      9,666.8      2,515,655.1    5,303,585.9    1,178.5     30.0       -80.0     296.00
------------------------------------------------------------------------------------------------------------------
NV04-32       50,598.0      10,088.9     2,515,378.9    5,304,232.8    1,154.7     30.0       -45.0     154.50
------------------------------------------------------------------------------------------------------------------
NV04-33       50,598.4      10,016.4     2,515,343.0    5,304,169.8    1,154.8     210.0      -80.0     149.00
------------------------------------------------------------------------------------------------------------------
NV04-34       50,180.9      9,955.5      2,514,950.9    5,304,325.8    1,180.0     30.0       -45.0     228.20
------------------------------------------------------------------------------------------------------------------
NV04-35       51,199.5      9,251.1      2,515,480.9    5,303,206.5    1,134.2     30.0       -80.0     293.00
------------------------------------------------------------------------------------------------------------------
NV04-36       50,898.2      9,988.0      2,515,588.3    5,303,995.3    1,176.5     210.0      -80.0     77.00
------------------------------------------------------------------------------------------------------------------
NV04-37       50,899.9      9,914.7      2,515,553.2    5,303,931.0    1,173.8     210.0      -80.0     102.50
------------------------------------------------------------------------------------------------------------------
NV04-38       50,897.2      9,819.7      2,515,503.3    5,303,850.0    1,164.4     30.0       -80.0     107.00
------------------------------------------------------------------------------------------------------------------
NV04-39       50,400.2      9,982.9      2,515,154.5    5,304,239.9    1,157.1     210.0      -80.0     215.00
------------------------------------------------------------------------------------------------------------------
NV04-40       50,399.8      10,098.9     2,515,212.2    5,304,340.5    1,155.9     30.0       -45.0     127.20
------------------------------------------------------------------------------------------------------------------
NV04-41       51,080.8      9,943.4      2,515,724.2    5,303,865.4    1,174.9     30.0       -45.0     145.20
------------------------------------------------------------------------------------------------------------------
NV04-42       51,080.4      9,938.8      2,515,721.5    5,303,861.6    1,174.5     210.0      -80.0     187.90
------------------------------------------------------------------------------------------------------------------
NV04-43       51,080.4      9,853.2      2,515,678.7    5,303,787.4    1,180.3     210.0      -75.0     230.60
------------------------------------------------------------------------------------------------------------------
NV04-44       51,079.3      9,750.3      2,515,626.3    5,303,698.9    1,188.1     210.0      -75.0     232.90
------------------------------------------------------------------------------------------------------------------
NV04-45       51,230.9      9,861.1      2,515,813.0    5,303,719.1    1,164.0     210.0      -80.0     167.00
------------------------------------------------------------------------------------------------------------------
NV04-46       51,232.3      9,760.2      2,515,763.8    5,303,630.9    1,168.6     210.0      -80.0     239.00
------------------------------------------------------------------------------------------------------------------
NV04-47       51,236.7      9,681.0      2,515,728.1    5,303,560.2    1,176.6     30.0       -75.0     236.00
------------------------------------------------------------------------------------------------------------------
NV04-48       51,302.3      9,980.9      2,515,934.8    5,303,787.1    1,147.2     30.0       -45.0     67.50
------------------------------------------------------------------------------------------------------------------
NV04-49       51,301.0      9,915.2      2,515,900.8    5,303,730.8    1,150.5     30.0       -80.0     82.80
------------------------------------------------------------------------------------------------------------------
NV04-50       51,159.9      9,954.9      2,515,798.5    5,303,835.8    1,165.7     30.0       -80.0     113.00
------------------------------------------------------------------------------------------------------------------
NV04-51       51,159.1      9,971.9      2,515,806.2    5,303,850.9    1,165.5     30.0       -45.0     100.50
------------------------------------------------------------------------------------------------------------------
NV04-52       50,896.0      9,948.4      2,515,566.7    5,303,962.1    1,173.4     30.0       -45.0     100.50
------------------------------------------------------------------------------------------------------------------
NV04-53       50,796.8      9,954.7      2,515,483.9    5,304,017.1    1,169.2     30.0       -50.0     97.50
------------------------------------------------------------------------------------------------------------------
                                                                                              Total m   8853.58
------------------------------------------------------------------------------------------------------------------

All core designated for sampling was cut with an electric-powered table saw with a diamond tipped blade. The core was sawn in half and one half was sampled and the remainder was stored in the core box. In a few areas the core was broken or rubbley and could not be sawn. In such cases the recovered material was sampled by spoon and if necessary was split with a knife or chisel. Rarely, due to hard core or problems with the saw, core was split with a mechanical splitter.

Alex Stewart (Assayers) Argentina S.A. ("Alex Stewart") of Mendoza, Argentina was the primary lab for all drill core samples. All samples are weighed on receipt in the sample bag prior to drying and this weight is reported with the analytical data. Sample preparation comprised drying at 90(degree) C for up to 40 hours, followed by crushing of the entire sample to #10 mesh. Next the sample was split down to 1.5 kg with a riffle splitter for pulverization to 85% passing #200 mesh. Between each sample the crusher and the pulverizor were cleaned with barren quartz.

All drill core samples were submitted for 30 gram fire-assay for silver with gravimetric finish and also a fire assay for Au (with AAS finish). The lab is required to report all sample weights used in fire assays.

In addition, all samples were analyzed by Alex Stewart's ICP-ORE technique which uses a strong multi-acid attack on a sample size of 0.2 grams. The method has been optimized to handle a wide range or concentrations of base and other metals, but with some sacrifice in the higher than normal detection limits for typical ICP analyses. Elements included in the package are Ag, As, Bi, Ca, Cd, Co, Cu, Fe, Hg, Mg, Mn, Mo, Ni, P, Pb, S, Sb, Tl and Zn. Extensive testing was undertaken by IMA on the ICP-ORE technique that confirmed its suitability for the Navidad mineralization. That testing included a precision test on 30 samples as well as a blind duplicate pulp test on 32 samples both with satisfactory results. Furthermore, ICP-ORE was used in characterization of the in-house standards developed (see below) and was found to correlate well with methods used by other labs. In fact all of the ICP-ORE results for Cu and Pb lay within the two standard deviation limit and hence were used in the definition of the accepted values for the standards.

         QUALITY CONTROL

A comprehensive quality control and quality assurance program for analyses of drill core was put in place well prior to the start of the drilling campaign. This program comprises controls including blind certified standards, blanks and core duplicates and a secondary laboratory. The primary laboratory for all drilling samples was Alex Stewart and the secondary lab was ALS-Chemex La Serena and/or Vancouver. In each set of 42 samples sent to the primary lab blind high-grade, low-grade, blank and duplicate core sample were included in randomized positions.

In addition to the above, a systematic program of reanalysis of pulps by a second independent lab has been used throughout the program. Randomly pre-selected samples are sent from the primary laboratory and they include blanks and standards. Two samples form each set of 42 samples, or 4.8% percent of the pulps are therefore being checked. At the time of this writing results were available for 144 duplicates.

The purpose of this work is to confirm the reproducibility of the analytical method at a second lab.

Results of the control by the secondary lab and through the inclusion of blanks, standards, and duplicates confirm the high quality of the data generated in the drilling program.

         CHAIN OF CUSTODY

Core is delivered to the core shack by the drill contractor or picked-up by IMA employees and stored in the core shack in Gastre. The core shack is kept under lock and key when IMA employees are not present.

Core cutting is supervised by the geologist logging core who ensures that the sequence of blanks, duplicates and standards is followed. Cut core is placed into clean new transparent plastic sample bags into which two pre-printed custom sample tickets are placed. The lab uses one of these for the pulp bag and one for the reject bag. A third sample ticket is stapled into the core tray along with the meterage represented by the sample. The fourth and final sample ticket remains in the sample tag book with the hole numbers and meterages filled in. Once samples have been cut and bagged the bags are double sealed with two zip-strips. The first ordinary zip strip will close the bag around the neck of the bag under as much tension as it will support. A second, custom printed zip-strip seal with IMA's name and the matching sample number to the sample ticket inside will be affixed to the bag above the zip-strip under tension. The numbered seal will pierce the bag above the neck of the bag where it is sealed by the first zip strip so as to make it impossible to slip the ordinary zip-strip over the neck of the back. The lab is required to notify IMA if the samples do not arrive with the IMA seals intact. All seals are being stored by the assay lab to present as proof of use.

Sealed sample bags are placed in rice sacks in sequence for shipment to the lab. A record of all samples shipped is kept by the geologist sending the sample shipment. Samples are transported by a company contracted to transport samples directly from the core shack in Gastre to the assay laboratory in Mendoza (some 1500km). They are not allowed to carry other cargo or make other stops.

         GENERAL GEOLOGICAL UNDERSTANDING

Drilling of the Navidad Hill, Galena Hill and intervening areas has greatly increased the geological understanding of the main geological units and their relationships. Most of the new information was gained by drilling at Galena Hill as that is where the drilling was concentrated, but advances were made at Navidad and Esperanza as well.

Stratigraphy at Galena Hill is comprised of four primary sedimentary and volcanic units, from lowest to uppermost these are: a "lower" cycle comprised of epiclastic, volcaniclastic and volcanic rocks which are unmineralized and unaltered that dips toward grid south. This is overlain by a volcanic cycle comprising latitic volcanic rocks, generally with quartz eyes, that is altered and mineralized with silver and lead. The latite sequence comprises massive flows, amygdaloidal flows, flow breccias and volcaniclastic breccias. The latites are in turn overlain by pelitic mudstones and limestones of which the lowermost portion may be highly mineralized with silver and lead. The latites form a steadily thickening wedge towards grid south. It is unclear whether the geometry of the uppermost sediments indicates tectonic folding or perhaps just local slumping.

The contact between the lower volcanic cycle and the latite cycle is of great interest due to the dramatic change between unaltered and unmineralized rocks below and high mineralized rocks above. The upper part of the lower cycle is generally reddish as if affected by a lateritic weathering. On some sections such as 51,160E the contact is quite planar whereas on others it is quite irregular, possible due to faulting or paleotopography. In some cases a dark grey, soft material with an unusual texture and structure of partings and slip surfaces is present below the latites on the contact. This could be interpreted as fault gouge or a paleosol.

The latite sequence dramatically thickness towards grid south (southwest relative to true north). It is absent to the north and thickens to over 220m within some 500m. While the capping sedimentary sequence varies in thickness from zero to about 40m in thick on top of Galena Hill in hole NV04-35 it attains a thickness of about 140m on section 51,200E but 200m further grid south than NV04-16 shown in figure 23. In hole NV04-35 the latite sequence is at least 150m thick, but the base was not intersected.

         GALENA HILL DRILLING RESULTS

Results of the initial drilling at Galena Hill have been very positive. The amount and continuity and grade of the mineralization in the subsurface exceeded even the expectations that existed based on the surface work.

The geometry of the mineralization, a gently-dipping, exposed to shallowly-buried zone of significant thickness suggests potential for bulk mining. Hence in determining how to select the mineralized intercepts for tabulation and data manipulation is was decided to use a minimum of about 50 g/t silver irrespective of the copper, lead and zinc grades. The minimum grade was not strictly applied to the selection of the intercepts as samples with sub-fifty gram per tonne silver values were permitted for several samples in some instances. In some cases where there were long intercepts of mineralization somewhat below 50 g/t silver, but where there were significant lead values these intercepts were also listed below. At this time definitive "cut-off" grade can not be established since metallurgical and engineering parameters have not been determined. The following intercepts reflect the potential of Galena Hill in a bulk mining scenario. Some higher grade intercept are also shown. These higher grades tend to occur at or near the upper contact of the latite sequence with the overlying mudstones, or even in the lower part of the mudstones.

In total, 35 drill holes have been drilled into the Galena Hill deposit. These holes outline a silver-lead deposit ranging in vertical thickness from about 10 to 115 metres with horizontal dimensions of approximately 400 by 500 metres at generally greater than 50 g/t silver. The top of the mineralized body is exposed at surface in some areas and in other areas is covered by as much as 40 metres of barren sedimentary cap rock. The shape and aspect of the mineralized body suggests that it could be bulk mineable. Grade distributions show a zone of high-grade silver values with lesser copper and relatively low lead values along the northeastern boundary of the deposit; this area is interpreted to be the source or feeder zone for mineralizing fluids which created the deposit. Moving to the southwest from this feeder zone, lead:silver ratios increase and are interpreted as more distal portions of the deposit.

MINERALIZED INTERCEPTS FROM DRILLHOLES AT THE GALENA HILL DEPOSIT
---------------------------------------------------------------------------------------------------------------
                                                   composite    vertical
DDH                          from       to         length       thickness    g/t       %         %        %
                             -          -          -            -            Silver    Copper    Lead     Zinc
                inclination  metres     metres     metres       metres       LWA       LWA       LWA      LWA
===============================================================================================================
NV03-03         -45          3.00       178.50     175.50       124.61       26.2      0.00      1.35     0.04
---------------------------------------------------------------------------------------------------------------
including                    3.00       128.30     125.30       88.96        33.0      0.00      1.68     0.05
---------------------------------------------------------------------------------------------------------------
including                    72.50      107.50     35.00        24.85        49.9      0.01      3.47     0.06
---------------------------------------------------------------------------------------------------------------
including                    86.20      95.45      9.25         6.57         76.8      0.01      5.43     0.06
===============================================================================================================
NV03-04         -45          2.80       266.70     263.90       187.37       74.1      0.00      2.04     0.08
---------------------------------------------------------------------------------------------------------------
including                    2.80       203.00     200.20       142.14       92.3      0.00      2.49     0.11
---------------------------------------------------------------------------------------------------------------
including                    39.60      176.45     136.85       97.16        117.3     0.00      2.99     0.14
---------------------------------------------------------------------------------------------------------------
including                    39.60      121.25     81.65        57.97        141.5     0.00      3.15     0.14
---------------------------------------------------------------------------------------------------------------
including                    39.60      94.70      55.10        39.12        164.3     0.00      2.97     0.10
---------------------------------------------------------------------------------------------------------------
including                    65.00      94.70      29.70        21.09        189.5     0.00      3.06     0.10
---------------------------------------------------------------------------------------------------------------
including                    65.00      83.50      18.50        13.14        241.2     0.00      3.40     0.10
===============================================================================================================
NV03-05         -60          43.30      126.25     82.95        72.17        229.2     0.01      4.24     0.20
---------------------------------------------------------------------------------------------------------------
including                    46.70      113.25     66.55        57.90        271.8     0.01      4.82     0.20
---------------------------------------------------------------------------------------------------------------
including                    46.70      55.90      9.20         8.00         578.9     0.04      6.82     0.36
---------------------------------------------------------------------------------------------------------------
including                    89.00      107.25     18.25        15.88        503.0     0.01      11.19    0.36
===============================================================================================================
NV04-12         -65          18.80      27.80      9.00         8.19         41.6      0.00      8.01     2.56
---------------------------------------------------------------------------------------------------------------
including                    27.80      35.45      7.65         6.96         70.8      0.00      9.60     0.54
---------------------------------------------------------------------------------------------------------------
combined                     18.80      35.45      16.65        15.15        55.0      0.00      8.74     1.64
---------------------------------------------------------------------------------------------------------------
within                       18.80      60.60      41.80        38.04        35.5      0.00      4.46     0.68
===============================================================================================================
NV04-13         -45          20.00      64.70      44.70        31.74        223.4     0.16      0.56     0.09
===============================================================================================================
NV04-14         -70          27.70      142.80     115.10       109.35       453.6     0.08      5.26     0.50
---------------------------------------------------------------------------------------------------------------
including                    27.70      75.10      47.40        45.03        775.6     0.17      6.42     0.92
---------------------------------------------------------------------------------------------------------------
including                    32.70      50.70      18.00        17.10        1421.2    0.42      5.24     1.69
===============================================================================================================
NV04-15         -60          46.55      115.65     69.10        60.12        113.5     0.02      1.46     0.13
---------------------------------------------------------------------------------------------------------------
including                    47.05      55.55      8.50         7.40         461.7     0.08      6.54     0.49
===============================================================================================================
NV04-16         -55          63.45      72.45      9.00         7.56         34.2      0.00      2.47     0.07
===============================================================================================================
NV04-17         -85          21.20      40.20      19.00        18.81        96.7      0.01      7.79     0.70
---------------------------------------------------------------------------------------------------------------
including                    30.20      40.20      10.00        9.90         161.6     0.02      12.98    0.42
===============================================================================================================
NV04-18         -55          232.0      244.00     12.00        9.96         70.1      0.06      0.40     0.01
===============================================================================================================
NV04-19         -80          24.00      90.50      66.50        65.17        100.3     0.00      2.74     0.14
---------------------------------------------------------------------------------------------------------------
including                    25.10      37.10      12.00        11.76        165.2     0.02      3.20     0.34
---------------------------------------------------------------------------------------------------------------
including                    49.35      57.75      8.40         8.23         177.4     0.02      4.22     0.14
---------------------------------------------------------------------------------------------------------------


                                      -32-

---------------------------------------------------------------------------------------------------------------
                                                   composite    vertical
DDH                          from       to         length       thickness    g/t       %         %        %
                             -          -          -            -            Silver    Copper    Lead     Zinc
                inclination  metres     metres     metres       metres       LWA       LWA       LWA      LWA
===============================================================================================================
including                    74.00      81.55      7.55         7.40         174.0     0.00      4.69     0.11
===============================================================================================================
NV04-20         -70          35.50      40.60      5.10         4.79         54.8      0.02      1.82     0.03
===============================================================================================================
NV04-21         -45          42.45      126.00     83.55        56.81        321.7     0.23      0.47     0.21
---------------------------------------------------------------------------------------------------------------
including                    49.95      70.50      20.55        13.97        703.0     0.47      0.54     0.40
===============================================================================================================
NV04-22         -75          38.65      101.65     63.00        61.11        418.4     0.15      1.82     0.32
---------------------------------------------------------------------------------------------------------------
including                    42.50      55.60      13.10        12.71        923.3     0.26      1.70     0.56
===============================================================================================================
NV04-23         -85          48.40      71.20      22.80        22.57        26.3      0.00      0.47     0.02
===============================================================================================================
NV04-24         -50          3.00       5.65       2.65         1.88         917.9     0.28      1.13     0.18
===============================================================================================================
NV04-26         -75          none                               0.00
===============================================================================================================
NV04-28         -60          45.70      134.75     89.05        77.47        120.4     0.01      1.77     0.32
---------------------------------------------------------------------------------------------------------------
including                    45.70      67.75      22.05        19.18        23.0      -0.01     0.65     0.90
---------------------------------------------------------------------------------------------------------------
including                    67.75      134.75     67.00        58.29        152.5     0.01      2.14     0.12
---------------------------------------------------------------------------------------------------------------
including                    68.10      71.55      3.45         3.00         760.9     0.05      10.96    0.60
===============================================================================================================
NV04-29         -80          28.50      38.65      10.15        9.95         71.8      0.00      1.84     0.05
===============================================================================================================
NV04-30         -80          44.80      52.70      7.90         7.74         47.8      0.00      1.11     0.04
===============================================================================================================
NV04-31         -80          3.05       23.85      20.80        20.38        51.7      0.00      1.25     0.05
---------------------------------------------------------------------------------------------------------------
and                         47.35      78.45      31.10        30.48        71.0      0.00      2.62     0.31
---------------------------------------------------------------------------------------------------------------
including                    73.85      75.95      2.10         2.06         618.6     -0.01     18.82    3.58
===============================================================================================================
NV04-36         -80          8.00       57.90      49.90        48.90        179.1     0.08      1.21     0.17
---------------------------------------------------------------------------------------------------------------
including                    35.30      49.30      14.00        13.72        209.5     0.10      0.97     0.15
===============================================================================================================
NV04-37         -80          12.80      89.10      76.30        74.77        139.4     0.04      1.28     0.12
---------------------------------------------------------------------------------------------------------------
including                    13.80      17.70      3.90         3.82         597.4     0.02      7.23     0.58
===============================================================================================================
NV04-38         -80          20.70      61.20      40.50        39.69        104.5     0.04      0.40     0.10
---------------------------------------------------------------------------------------------------------------
including                    34.10      52.55      18.45        18.08        166.8     0.07      0.15     0.13
===============================================================================================================
NV04-41         -45          58.10      129.00     70.90        50.34        78.5      0.08      0.33     0.20
===============================================================================================================
NV04-42         -80          48.35      161.55     113.20       110.94       150.8     0.03      1.98     0.11
---------------------------------------------------------------------------------------------------------------
including                    67.90      121.90     54.00        52.92        239.1     0.04      3.04     0.16
---------------------------------------------------------------------------------------------------------------
including                    148.90     161.55     12.65        12.40        121.6     0.04      1.74     0.11
===============================================================================================================
NV04-43         -75          44.20      127.25     83.05        81.39        153.2     0.01      5.48     0.90
---------------------------------------------------------------------------------------------------------------
including                    44.20      89.00      44.80        43.90        216.9     0.01      6.81     1.06
===============================================================================================================
NV04-44         -75          13.35      103.90     90.55        88.74        177.8     0.01      5.33     0.22
---------------------------------------------------------------------------------------------------------------
including                    13.35      28.90      15.55        15.24        445.3     0.02      8.77     0.14
===============================================================================================================
NV04-45         -80          43.00      69.85      26.85        26.31        355.4     0.00      5.34     0.33
---------------------------------------------------------------------------------------------------------------
including                    43.00      51.05      8.05         7.89         958.4     0.01      15.31    0.87
===============================================================================================================
NV04-46         -80          30.40      167.00     136.60       133.87       30.9      0.00      1.06     0.05
---------------------------------------------------------------------------------------------------------------
including                    30.40      65.00      34.60        33.91        61.8      0.00      1.51     0.06
===============================================================================================================
NV04-47         -75          12.90      131.00     118.10       113.38       36.6      0.00      2.06     0.13
---------------------------------------------------------------------------------------------------------------

                                      -33-


---------------------------------------------------------------------------------------------------------------
                                                   composite    vertical
DDH                          from       to         length       thickness    g/t       %         %        %
                             -          -          -            -            Silver    Copper    Lead     Zinc
                inclination  metres     metres     metres       metres       LWA       LWA       LWA      LWA
===============================================================================================================
including                    84.50      116.00     31.50        30.24        59.5      0.00      4.31     0.25
===============================================================================================================
NV04-48         -45          16.50      32.85      16.35        11.61        30.6      0.00      0.53     0.18
---------------------------------------------------------------------------------------------------------------
including                    26.70      31.80      5.10         3.62         49.7      0.01      0.54     0.25
===============================================================================================================
NV04-49         -80          63.45      82.80      19.35        18.96        31.6      0.00      0.38     0.05
===============================================================================================================
NV04-50         -80          20.80      101.00     80.20        78.60        254.7     0.14      0.93     0.19
---------------------------------------------------------------------------------------------------------------
including                    20.80      65.00      44.20        43.32        391.0     0.23      0.44     0.26
===============================================================================================================
NV04-51         -45          64.50      81.85      17.35        12.32        185.9     0.05      2.37     0.46
===============================================================================================================
NV04-52         -45          16.50      62.55      46.05        32.70        270.6     0.10      0.62     0.21
===============================================================================================================
NV04-53         -50          15.70      30.80      15.10        10.72        52.0      0.04      0.72     0.85
===============================================================================================================

Notes:

1.    All length weighted average (LWA) results are "uncut"

2. Vertical thicknesses are calculated considering the dip of the drill holes and assuming flat lying body.

         NAVIDAD HILL DRILLING RESULTS

Much less drilling has been done at Navidad Hill than at Galena Hill. The results of the eight holes drilled to date are listed below: all have intersections of silver mineralization. Seven of these holes were drilled on three sections separated at 40m intervals while the eighth is located some 300m to the northwest. Holes at Navidad Hill were drilled at close-spacing and as "scissors" crossing each other from opposite sides of the mineralized zone to determine the dip and continuity of the narrow high grade structures that hosted the mineralization at surface.

While these holes did confirm that the dip of the structures is near vertical two somewhat unexpected aspects were encountered: firstly, significant amounts of clay alteration (argillic) are present; secondly, in between the known structures there are many areas with minor veins and stockwork veinlets. High silver grades were intersected in some of the structures in the drill holes (see table below); however, in general the grades in the drill holes are significantly less than the average grades of the structures on surface which were often in the range of 5,000 to 20,000 grams per tonne silver. This combination of the features suggests that Navidad Hill should be considered a bulk target rather than as individual high grade vein targets. Like Galena Hill, intercepts have been calculated at a 50 g/t silver minimum grade again somewhat loosely applied at this early stage. All of the seven holes in the main area drilled have significant intercepts ranging from 48.0 to 143.5 m in core length with 97.8 to 246.9 g/t silver with the best individual intercept being NV03-07 83.65m of 246.9 g/t silver with minor copper and lead values. Assuming vertical dips the true width of the mineralized intercept ranges from about 34 to 101m in width. In most cases holes were started within the mineralized zone and the full true width was not crossed by single holes and is only seen when considering the scissor pair. Despite the high base metal grades of the individual structures in the detailed surface sampling and in the core samples the grades of copper and lead over the width of the bulk zone are generally less than 0.3%. This marks a significant difference from the central part of the Galena Hill deposit.

Mineralization in the main group of Navidad Hill drill holes is hosted by massive latite to latite breccias that generally appear to be massive flows or flow domes. No internal stratigraphy has been recognized to date. None of the holes penetrated the base of the latite sequence nor cut any obvious sedimentary or volcaniclastic units with it. Mineralized structures appear to be of two main types; firstly, sharp-walled structures filled with brecciated and re-brecciated clasts of gangue and mineral and secondly, veinlets and stockwork of gangue and mineral. Gangue minerals include: calcite which ranges from massive crystalline to finely banded; quartz as chalcedonic to crystalline silica; and crystalline barite. "Ore" minerals visible by eye include minor amounts of sulphides included pyrite, a grey sulphide (tetrahedrite or chalcocite), minor galena, rare native copper, green copper oxides (probably mainly malachite) and black copper oxides (probably mainly neotocite or copper wad). No native silver was observed by eye or hand lens. No clear division between oxide mineralization and sulphide mineralization can be made with depth. Minor amounts of sulphides are present at surface and are also present a depth. Copper oxides are present at surface and to the bottom of the zone tested to date (about 80m below surface).

MINERALIZED INTERCEPTS FROM THE NAVIDAD HILL DRILLING
-----------------------------------------------------------------------------------------------------------------------
                                                               composite
DDH                                        from       to       length      true width  g/t     %         %        %
                                           -          -        -           -           Silver  Copper    Lead     Zinc
                 location    inclination   metres     metres   metres      metres      LWA     LWA       LWA      LWA
=======================================================================================================================
NV03-01        Navidad Hill  -45           3.05       61.45    58.40       41.29       111.1   0.22      0.06     0.07
-----------------------------------------------------------------------------------------------------------------------
including                                  10.10      31.35    21.25       15.03       233.3   0.35      0.09     0.11
-----------------------------------------------------------------------------------------------------------------------
including                                  10.10      17.50    7.40        5.23        535.6   0.81      0.07     0.14
-----------------------------------------------------------------------------------------------------------------------
including                                  15.70      16.50    0.80        0.57        2677.6  3.07      0.30     0.24
=======================================================================================================================
NV03-02        Navidad Hill  -45           2.50       50.50    48.00       33.94       97.8    0.15      0.06     0.05
-----------------------------------------------------------------------------------------------------------------------
including                                  6.45       6.70     0.25        0.18        858.0   8.07      0.26     0.02
-----------------------------------------------------------------------------------------------------------------------
including                                  17.60      25.00    7.40        5.23        227.1   0.25      0.16     0.09
-----------------------------------------------------------------------------------------------------------------------
including                                  40.40      41.45    1.05        0.74        1320.3  0.82      0.28     0.14
=======================================================================================================================
NV03-06        Navidad Hill  -45           3.00       63.20    60.20       42.57       161.6   0.26      0.10     0.06
-----------------------------------------------------------------------------------------------------------------------
including                                  23.30      28.80    5.50        3.89        424.7   0.74      0.20     0.10
=======================================================================================================================
NV03-07        Navidad Hill  -45           3.00       86.65    83.65       59.15       246.9   0.32      0.27     0.05
-----------------------------------------------------------------------------------------------------------------------
including                                  3.00       40.75    37.75       26.69       474.9   0.54      0.35     0.07
-----------------------------------------------------------------------------------------------------------------------
including                                  3.00       6.90     3.90        2.76        1997.9  0.92      0.32     0.07
-----------------------------------------------------------------------------------------------------------------------
including                                  30.85      33.25    2.40        1.70        2129.6  3.34      0.60     0.09
=======================================================================================================================
NV03-08        Navidad Hill  -45           2.50       146.00   143.50      101.47      146.0   0.20      0.19     0.04
-----------------------------------------------------------------------------------------------------------------------
including                                  2.50       71.10    68.60       48.51       274.5   0.35      0.40     0.06
-----------------------------------------------------------------------------------------------------------------------
including                                  26.10      40.15    14.05       9.93        1084.2  1.25      1.69     0.11
-----------------------------------------------------------------------------------------------------------------------
including                                  26.10      28.40    2.30        1.63        2660.7  1.64      2.63     0.16
-----------------------------------------------------------------------------------------------------------------------
including                                  35.45      37.20    1.75        1.24        3042.6  4.31      0.86     0.11
=======================================================================================================================
NV03-09        Navidad Hill  -45           2.50       84.30    81.80       57.84       125.4   0.12      0.10     0.04
-----------------------------------------------------------------------------------------------------------------------
including                                  21.00      21.70    0.70        0.49        5067.5  0.36      1.41     0.04
-----------------------------------------------------------------------------------------------------------------------
including                                  65.25      66.20    0.95        0.67        1440.7  1.62      0.86     0.07
=======================================================================================================================
NV03-10        Navidad Hill  -45           3.50       78.50    75.00       53.03       111.1   0.23      0.05     0.04
-----------------------------------------------------------------------------------------------------------------------
including                                  3.50       9.40     5.90        4.17        669.7   1.25      0.09     0.06
=======================================================================================================================
NV03-11        Navidad       -45           1.52       12.10    10.58       n/a         98.3    0.53      0.02     0.12
               Hill West
=======================================================================================================================

Notes

1. All length weighted average (LWA) results are "uncut"

2. True widths are calculated assuming -45 degree drill holes and vertical structures.

          OTHER AREAS DRILLING RESULTS

Eight drill holes were collared in areas outside of Galena or Navidad Hills. These holes were drilled to test stratigraphy or suspected mineralization in additional zones.

MINERALIZED INTERCEPTS FROM DRILLING OTHER TARGETS

--------------------------------------------------------------------------------------------------------------------------
                                                               composite     true
DDH                                       from      to         length        width       g/t      %          %        %
                                          -         -          -             -           Silver   Copper     Lead     Zinc
                location    inclination   metres    metres     metres        metres      LWA      LWA        LWA      LWA
==========================================================================================================================
==========================================================================================================================
NV04-32        Connector    -45           46.50     96.05      49.55         35.04       77.9     0.04       0.14     0.03
               Zone
==========================================================================================================================
NV04-33        Connector    -80           none
               Zone
==========================================================================================================================
NV04-34        Connector    -45           10.50     29.20      18.70         13.22       75.1     0.01       0.70     0.05
               Zone
==========================================================================================================================
NV04-39        Connector    -80           none
               Zone
==========================================================================================================================
NV04-40        Connector    -45           43.20     91.20      48.00         33.94       108.5    0.04       0.22     0.16
               Zone
--------------------------------------------------------------------------------------------------------------------------
including                                 67.20     88.20      21.00         14.85       160.4    0.08       0.19     0.09
==========================================================================================================================
NV04-25        Esperanza    -45           162.70    170.65     7.95          5.62        303.4    0.03       0.31     0.05
               Trend
==========================================================================================================================
NV04-35        recce        -80           none
==========================================================================================================================
NV04-27        recce        -45           7.00      7.73       0.73          unknown     61.5     0.01       0.56     2.25
--------------------------------------------------------------------------------------------------------------------------
and                                       66.90     68.10      1.20          unknown     377.2    0.01       0.10     0.05
==========================================================================================================================

Notes
1.   All length weighted average (LWA) results are "uncut".

2. True widths are calculated assuming -45 degree drill holes and vertical structures.

         PLANNED FUTURE WORK

Planned and ongoing work at the Navidad Project includes a resource estimate at Galena Hill, metallurgical work on representative samples from Galena Hill, additional drilling on outlying zones, additional surface work on outlying zones, and additional geophysical work.

A resource estimate is currently being prepared by Snowden Mining Industry Consultants Inc. This resource will include only the Galena Hill area as drilling to date has not sufficiently tested other zones in order to allow a resource estimate. It is expected that the results of this estimate will be available in late May.

An additional 8,000 to 10,000 metres of drilling is planned for the Navidad Project. This work will concentrate on zones peripheral to the Galena Hill deposit such as: Barite Hill, Navidad Hill, the Esperanza Trend, and Calcite Hill. It is expected that work will be ongoing throughout May, June and July.

Additional surface work will include: soil sampling, geological mapping, rock chip sampling and pole-dipole I.P. geophysics. This work will continue as far into the southern winter as is practical.

A preliminary budget of approximately $2,120,000 has been estimated for the work recommended in the next stage of exploration on the Navidad Project. The budget is based on experience from exploration already carried out on the Navidad Project.

NAVIDAD AREA PROPERTIES (OTHER THAN THE NAVIDAD PROJECT)

The following properties are 100% owned by IMA unless stated otherwise.

         TAQUETREN PROPERTY

The Taquetren claim (File Number: 14015/03; 10,000 hectares) is located directly east of the Rio Chubut, approximately 70 kilometres to the southwest of Navidad. The area is mapped as being underlain by Jurassic Canadon Asphalto and Lonco Trapial Formation volcanic and sedimentary rocks similar to those that host the Navidad discovery. Very preliminary prospecting and stream sediment sampling has shown anomalous values of antimony; no source has yet been located for this anomaly. Regional mapping and terrain analysis shows an important northwest trending structure to bisect the Taquetren property; this orientation is similar to structures that control mineralization at the Navidad Project.

         REGALO PROPERTY

The Regalo claim (File Number: 14016/03; 10,000 hectares) covers ground mapped as prospective Jurassic Canadon Asphalto and Lonco Trapial Formation rocks and includes several regionally-important northwest trending structures. Preliminary stream-sediment sampling has returned highly anomalous gold values. Gold values from nine stream sediment samples, along 6 kilometres of one drainage (and adjoining tributaries), range in value from 134 to 831 ppb. IMA has entered into an option agreement with Consolidated Pacific Bay Minerals Ltd. ("Consolidated Pacific Bay") whereby Consolidated Pacific Bay can acquire up to a 70-per-cent interest in the Regalo mineral claim through the issuance of 900,000 shares of Consolidated Pacific Bay to IMA, and work expenditures totalling US$625,000 over three years. Consolidated Pacific Bay must issue all 900,000 shares and expend US$50,000 on the property by Aug. 12, 2004, in order to earn a 51-per-cent interest in the claims. A further 19-per-cent interest in the claims can be earned by Pacific Bay it completes a feasibility study and finances the property to production. A second cateo (Regalo II) has been staked to the north of the primary Regalo claim, adding another 10,000 hectares to the property subject to IMA's agreement with Consolidated Pacific Bay.

         NOEL PROPERTY

The Noel claim (File Number: 14036/03; 10,000 hectares) is adjacent to the Regalo and Trucha claims and also contains a significant, multi-sample, gold-in-stream sediment anomaly. Government maps show the claim to be underlain primarily by Canadon Asphalto Formation sedimentary and volcanic rocks, with overlying Cretaceous sandstone along the eastern side of the claim. Five stream sediment samples taken from two drainages over approximately 5 kilometres range in value from 114 to 1,570 ppb gold. The apparent source area for these extremely anomalous values is has not been prospected to date and is considered a high-priority target for follow-up work.

         TRUCHA PROPERTY

The Trucha claim (File Number: 14014/03; 10,000 hectares) is contiguous with the Regalo and Noel claims and also includes a stream sediment sample highly anomalous in gold (single sample, 556 ppb Au). Regional mapping shows the claim to be underlain by prospective Jurassic Canadon Asphalto and Lonco Trapial Formation rocks, cut by several regional-scale structures. In conjunction with evaluation of the Noel claims, the Trucha claim requires detailed prospecting to identify the source of gold producing the high stream-sediment values.

         MARA PROPERTY

The Mara claim (File Number: 14018/03; 9,945 hectares) is located approximately 95 kilometres to the south-southwest of Navidad. Regional mapping shows the property to be underlain by Jurassic Canadon Asphalto and Lonco Trapial Formation rocks, which unconformably overly granitic basement rocks. Several mapped and interpreted northwest-trending structures are present on the property and are considered to be prospective for both Navidad-style mineralization and traditional low-sulphidation gold veins. No fieldwork has been carried out to date on the property.

         CONDOR AND ALAMO PROPERTIES

The Condor claim (File Number: 14017/03; 10,000 hectares) and Alamo claim (file number: 14032/03; 10,000 hectares) are located directly south of the Regalo/Noel/Trucha claims and were staked based on prospective stratigraphy, structure and the presence of known barite occurrences. The known barite together with Navidad-age stratigraphy and similar structure makes these claims highly prospective for Navidad-style mineralization. No fieldwork has been completed on these claims to date; a first-pass evaluation is warranted.

         NINA AND CARLOTA PROPERTIES

The Nina claim (file number: 14018/03; 9,945 hectares) and Carlota claim (file number: 14018/03; 9,945 hectares) were staked based on the presence of prospective Canadon Asphalto stratigraphy and regional northwest trending structures. No fieldwork has been completed to date on these claims; a first-pass evaluation is warranted.

         PAMPA 3 PROPERTY

The Pampa 3 claim (File Number: 14004/03; 2,500 hectares) is located adjacent to the Navidad Project, along trend and immediately to the southeast. Although predominantly covered with recent alluvium, it is interpreted to be underlain by the Canadon Asphalto Formation limestone and volcaniclastic rocks which host mineralization at Navidad (figs. 2 and 3). Work to date has been minimal with only two stream-sediment samples collected, both of which drain areas peripheral to the claim.

         COLONIA PROPERTY

The Colonia claim (File Number: 14005/03; 10,000 hectares) covers a large area of highly prospective ground directly along strike from the Navidad discovery. Most of the 10,000 hectare claim is underlain by prospective Canadon Asphalto Formation rocks. Preliminary stream-sediment sampling has defined highly anomalous values of antimony, an important "pathfinder" element at the Navidad discovery. Minor prospecting (four rock samples collected) has not yet unveiled the source of these stream-sediment values, significant additional work is warranted.

         JULIE PROPERTY

The Julie claim (File Number: 14035/03; 5,675 hectares) lies at the regional contact between granitic rocks that underlie the prospective Jurassic stratigraphy, and Jurassic volcanic rocks. Several important LandSat-interpreted structures are present on this claim; regional structure has been shown to be of critical importance at the Navidad discovery. Preliminary stream-sediment sampling shows anomalous values of copper and antimony, although strongly warranted, no significant follow-up work has been done.

         SIERRA 1 PROPERTY

The Sierra 1 claim (File Number: 14006/03; 10,000 hectares) covers a large of prospective Canadon Asphalto Formation rocks and the underlying volcanic rocks and a portion of the granitic basement. Significant areas of LandSat-interpreted alteration are present in the northeastern portion of the claim, the imagery shows patterns very similar to those seen in the area of the Navidad discovery. Preliminary stream-sediment sampling has shown anomalous copper values, these results have yet to be followed up on.

         SIERRA 2 PROPERTY

The Sierra 2 claim (File Number: 14007/03; 10,000 hectares) covers an interesting area of complex geology in the hinge zone of a regional-scale anticline. Mapped rock units include the Canadon Asphalto Formation and overlying Cretaceous sandstone. Essentially no work has been done in the central portions of this claim as the local land owners could not be contacted to gain permission for entry onto their land.

Mina Yanquetreu is a small abandoned barite mine in the central portions of the claim. This occurrence is highly encouraging as both strataform (exhalative) and vein-controlled barite is intimately associated with the Navidad system. This area is considered highly prospective and warrants a significant early-stage exploration program.

         SIERRA 3 PROPERTY

The Sierra 3 claim (File Number: 14008/03; 10,000 hectares) covers the southwestern portions of mapped Canadon Asphalto Formation rocks in the Navidad area. Also present on the claim are Jurassic volcanic rocks and underlying granitic basement. Major LandSat-interpreted structures are present as are possible zones of alteration. Preliminary stream-sediment sampling has returned strongly anomalous copper values of up to 105 ppm. No follow-up prospecting or rock sampling has been undertaken to date. The Sierra 3 claim is considered highly prospective and warrants considerable follow-up work.

OTHER CHUBUT PROVINCE PROPERTIES

LAGUNA DE LOS TOROS PROPERTY

         LOCATION AND ACCESS

This property is located just to the east of the continental divide forming the border between Chile and Argentina. In this area the continental divide is quite subdued in elevation and is not marked by high mountainous peaks. Elevations on the property reach about 750m and relief within the property is only slightly more than fifty meters. Vegetation is sparse and comprises grasses and low brush. Trees are absent. The climate is characterized as continental semi-arid with moderate temperatures in summer often accompanied by high winds. Winters are cold with temperatures often dipping below zero celsius, but are generally not characterized by extended sub-zero periods. Most of the precipitation falls in winter as both rain and snow and as such, conditions may not favor fieldwork in the winter.

Access to the property is possible year around by two-wheel drive pick-up truck as provincial route 40 bisects the property. Gobernador Costa is the nearest significant sized town. It has no air service: the nearest airport with scheduled service is Esquel four hours drive to the north by mostly paved road. From Gobernador Costa access to Las Bayas is by provincial route #40 south approximately 50 road kilometres. During good road conditions the trip from town to the property is less that one hour.

Gobernador Costa has basic services including fuel, food and lodging as well as a bank with an automatic teller machine.

         MINERAL TITLES INCLUDED IN THE LOS TOROS PROPERTY

The Los Toros property comprises 11,612 hectares consisting of three individual claims, two of which are categorized as "cateos" and one as a "manifestacion" located in the Tehuelches Department of the Province of Chubut. The property is 100% owned by IMA. It is centered at approximately 44.36 decimal degrees south latitude and 70.65 degrees west longitude in the Campo Inchauspe datum.

----------------------------------------------------------------------------------------------------------------
FILE NUMBER                  YEAR      DATE OBTAINED                TYPE              NAME             HECTARES
----------------------------------------------------------------------------------------------------------------
13645                        2001      January 24, 2001             Cateo             Unnamed          2,262
----------------------------------------------------------------------------------------------------------------
13928                        2002      September 12, 2002           Cateo             Toros II         2,950
----------------------------------------------------------------------------------------------------------------
14038                        2003      March 18, 2003               Manifestacion     Lucia            6,400
                                                                                      Total            11,612
----------------------------------------------------------------------------------------------------------------

         REGIONAL AND LOCAL GEOLOGY

The Los Toros Property lies in western Chubut at the margin of the Andean cordillera volcano-plutonic complex with the continental volcanic-sedimentary sequences. The oldest rocks are upper Paleozoic volcanics of continental affinity and are overlain by Jurassic volcanic rocks of the Lago La Plata Formation which are in turn overlain by mainly sandstone units of the Lower Cretaceous Apeleg Formation. Known and postulated mineralization is hosted by the Jurassic volcanic rocks.

         EXPLORATION HISTORY

A total of 233 rock samples and 435 soil samples have been collected within the limits of the current property boundaries for IMA. There are no known historical mining or exploration environmental liabilities associated with the property.

DETAILED EXPLORATION - MORGUL NORTH

The Morgul North area was mapped and sampled in detail at 1:1000 scale in order to assess it's potential to host economic gold and/or silver mineralization and to permit planning for a significant drill program. The Morgul North structure is a classic, high-level, low-sulphidation epithermal vein. It trends north-south and dips approximately 45(0) to the east. It has been mapped over a strike length of approximately 800 metres and, including the silicified and altered envelope around the actual vein, has widths of less than 2 metres to over 20 metres. Silicification is predominantly a replacement of volcanic rock rather than a true open space filling vein, however, mapped and petrographically defined textures are consistent with a high-level position in the epithermal system, potentially above the important gold-rich boiling zone.

Fifty-one rock samples were collected from the Morgul North vein, these were predominantly measured chip samples across the structure, however rare grab samples were also taken. In general gold values are anomalous but low (0.005 to 2.17 g/t), while arsenic, antimony, and mercury values are highly elevated. This distribution of low gold and high arsenic, antimony, and mercury is typical of the upper levels of mineralized low-sulphidation epithermal systems. One sample (M2373) contained abundant coarse grained galena and returned 1.36% lead which is very odd given the interpreted high-level setting of the Morgul North vein. Generally, higher values of lead are expected lower in an epithermal system, as yet, no clear explanation for this value is apparent.

DETAILED EXPLORATION - MORGUL SOUTH

The Morgul South Vein was mapped and sampled in similar detail (1:1,000 scale) to the Morgul North Vein. Sixty-two rock samples were taken, of these, 40 were measured chip samples across silicified or altered structures.

The Morgul South Vein is actually a series of structures which coalesce into one north-trending structure in its northern extents. To the south, structures appear to "horse-tail" out into more east and southeast trending splays off the main north-trending vein. In general, better gold grades (up to 1.1 g/t) were returned from these smaller "splays" in the southeastern portions of the mapped system. Although measured vein orientations are more erratic at Morgul South than at Morgul North, the overall trend is close to north-south and dips are generally in the range of 45(0) to 75(0) to the east.

Overall strike length of the Morgul South vein (including areas of no outcrop where the presence of the vein is inferred) is approximately 1,250 metres. Measured widths vary from less than 1 metre to greater than 25 metres. Similar to the Morgul North vein, results from the Morgul South vein generally show low gold values (<5 to 1170 ppb) and highly elevated arsenic (9 to 3899 ppm), antimony (<5 to 90 ppm), and mercury (180 to 21500 ppb) values. Again, these values are consistent with levels of exposure which are above the "boiling zone" and hence above the postulated zone of gold deposition.

DETAILED EXPLORATION - NAZGUL

The Nazgul structure is a new discovery as a result of the most recent phase of property-wide exploration. It consists of a zone of silicification and open space filling chalcedonic quartz within a wider zone of argillic alteration with quartz stockworking. It has been mapped over a strike length of approximately 260 metres and has widths of approximately 8 to greater than 30 metres including the enveloping argillic alteration and quartz stockwork. The structure trends towards 220(0) (northwest); dips are not known due to the relatively limited exposure.

Gold grades returned from the 23 samples taken from this zone are uniformly low (<5 to 14 ppb), while arsenic (15 to 357 ppm), antimony (<2 to 30 ppm), and mercury (1150 to 20300 ppb) values are high, again supporting the thesis that elevated gold grades may be present at depth below the present levels of exposure.

         SOIL SAMPLE GRID - MORGUL NORTH AND SOUTH

East-west oriented lines of soil samples were collected over the Morgul North and South prospects in order to further characterize the structures and to test for additional zones that may not outcrop. Sixteen lines were run, generally with 100 metre spacing between lines but with up to 300 metre spacing at the north and south extremities of the grid. Samples were collected every 25 metres along lines. Four hundred sixteen (416) original soil samples were collected in this program in addition to the 19 duplicate samples for a total of 435 samples.

Gold values returned from the soil samples are, as is often the case, rather erratic. In the Morgul North area there is no clear correlation between higher gold values and the known vein. Most of the most strongly anomalous values (greater than10-15 ppb) were returned from single sample sites (as opposed to multi-sample anomalies that generally are a more reliable indicator of mineralization) and can not be correlated with known mineralization. At the Morgul South area, there is a better correlation with mapped mineralization over portions of the vein structure, but there are still many single point anomalies that are not clearly explained by the known mineralization. Gold values range from less than 1 ppb to 249 ppb and return an arithmetic mean of 3.1 ppb.

In general, Arsenic values show a much more interpretable pattern. At Morgul South, arsenic values correlate well with the known structures, generally returning values of over 100 ppm over several sample sites near known structures. At Morgul North, there is a strong bias with highly anomalous samples to the east of the structure and markedly lower values to the west. One possible explanation for this distribution of arsenic lies in the 45(0) east dip of the Morgul North structure. High arsenic values associated with the structure near surface may be "leaking" to surface through a series of smaller vertical dipping veinlets. Alternatively, the predominant winds which blow from the west may have selectively redistributed the arsenic. Arsenic values in the soil samples vary from 3 to 252 ppm with an arithmetic mean of 23.1 ppm.

While it was hoped that the soils would locate additional covered veins the data failed to do so convincingly.

         FUTURE WORK

Based on the results to date, a program of diamond drilling at the Morgul North, South, and Nazgul prospects is warranted. A 2,500 metre drilling campaign with drillholes testing all three areas has been recommended.

Prior to drilling, a review should be made of the data collected to date and a field visit made to select the final drill hole locations. Minor road construction will be necessary in order to get people and equipment to the drill sites, although if a track mounted drill rig is used this will be kept to a minimum. At this time significant trenching or geophysical work is not recommended.

A preliminary budget of $350,000 has been estimated for the recommended work based on the costs of similar programs in the region.

LAS BAYAS/VICTORIA PROPERTY

The Las Bayas/Victoria Property property is located in west central Chubut Province, Argentina, 40 kilometres north of the town of Alto Rio Senguer and 200 kilometres northwest of the port of Comodoro Rivadavia. The property comprises seven cateos including Evelina (Las Bayas) (File Number: 14131, 3,450.3 hectares), Victoria 1 (File Number 13801, 5,400 hectares), Victoria 3 (File Number 13808, 6,509 hectares) and Victoria 6 (File Number: 13883, 9932.44 hectares)., all of which are 100% owned by IMA Preliminary reconnaissance geological mapping and rock sampling in 2001 indicated that host strata at Las Bayas is cut by a series of subparallel epithermal quartz veins exposed over a minimum one kilometre strike length. Subsequent surface work in 2002 included over 700 rock chip samples and 1,200 soil samples which defined a 4 kilometre by
1.5 kilometre area of outcropping low-sulphidation epithermal quartz veins. Geochemistry indicated potentially economic gold and silver values and anomalous arsenic, antimony, and mercury. Results of the 2002 surface work led to a 1,953 metre diamond drill campaign in February, 2003. This program tested approximately 900 linear metres of the total 15,000 linear metres of quartz veins mapped on the property.

IMA completed a 19 hole, 1,953 metre diamond drill program on the Las Bayas project on March 3, 2003. Eighteen of the 19 drill holes completed intersected the targeted low-sulphidation quartz veins; these intersections ranged in width from 0.4 to 22.1 metres of vein material. This drilling tested approximately 900 metres of the mapped 15,000 metre strike length of veins exposed at Las Bayas Hill. Highlight of the drill results are as follows:

----------------------------------------------------------------------------------------------------------
DDH                     Length (m)            Gold (g/t)          Silver (g/t)       Gold Equivalent (g/t)
                                                                                     (Au+Ag/70)
----------------------------------------------------------------------------------------------------------
LB03-01                 5.1                   0.96                36.9               1.48
----------------------------------------------------------------------------------------------------------
Including               1.3                   2.62                33.0               3.09
----------------------------------------------------------------------------------------------------------
LB03-05                 5.0                   0.73                51.5               1.47
----------------------------------------------------------------------------------------------------------
Including               2.0                   1.48                101.9              2.93
----------------------------------------------------------------------------------------------------------
LB03-07                 0.7                   1.02                n/a                n/a
----------------------------------------------------------------------------------------------------------

         FUTURE WORK

No work is currently planned for the Las Bayas project. Due to the large size of the mineralized system exposed at Las Bayas, IMA's geologists feel the project has significant exploration potential.

COSTA PROPERTY

The Costa property is located immediately south of the town of Gobernador Costa in western Chubut. The property comprises three cateos including Costa (File
Number:  13886-02,  4660.50  hectares),  Costa I  (File  Number  13890-02,  3825 hectares) and Costa II (File Number 13982-02, 6467 hectares), all of which are owned by IMA. The cateos were acquired based on structural interpretation, correlative Landsat-interpreted alteration, and geologic setting similar to that of known mineralization in the nearby Cherque area. Northwest-trending linear features with associated Landsat-interpreted alteration zones, with a strike length in excess of 5 kilometres, are present on the Costa property. The property is underlain by prospective Jurassic volcanic rocks which are intruded by Upper Cretaceous granitic intrusions. Although the property is at a very early stage, it is considered to have good potential for epithermal gold deposits.

CORCOVADO PROPERTY

The Corcovado property is located approximately 50 kilometres south of Esquel, 10 kilometres northwest of the town of Corcovado. The property is 100% owned by IMA. The property comprises one cateo (File Number 13892-02, 10,000 hectares) and was staked to cover an area of prospective Jurassic volcanic rocks which are cut by Upper Cretaceous granitic intrusions that are located along the same trend as the Esquel deposit. Regional prospecting in the area returned several samples with multi-gram gold values ranging up to 20.6 g/t. Airborne reduced-to-pole magnetics show a prominent magnetic high in the southwest part of the property which is related to mapped intrusive rocks. Northwest- and northeast-trending linears emanating from the magnetic high are suggestive of structures which could control mineralization. No work is planned for the property in the immediate future, however, the property is considered to have excellent exploration potential.

PENASCUDO PROPERTY

The Penascudo property is located in the southwestern corner of Chubut Province. The property comprises seven adjacent Mine Concessions (Minas) including:
Alberto, 1,100 hectares; Rolando, 1,300 hectares; Cecilia, 1,400 hectares; Pedro, 1,300 hectares; Fernando, 1,300 hectares; Ivan, 1,300 hectares; and Daniel, 1,300 hectares. IMA holds a 100% interest in the properties. Pursuant to an option agreement dated June 11, 2003 between IMA and Ballad Gold & Silver Ltd. (formerly Ballad Venture Ltd.) ("Ballad") Ballad can earn, subject to a 1.5% NSR, an initial 70% interest in the property by incurring US$1.8 million in expenditures over five years, making a one time US$300,000 payment to exercise the option, and issuing 500,000 shares on approval of the option by the TSX-V and a further 500,000 shares upon exercise of the option. Ballad Venture Ltd. can increase its interest to 85% by funding a feasibility study.

Low sulphidation epithermal quartz veins with high-grade gold and silver, and locally visible gold, are hosted by a 5-square kilometre rhyolite dome on the property. Sampling by IMA of brecciated quartz veins, located 200 metres apart, returned assays of 18.7 g/t gold over 0.45 metres and 216.6 g/t gold over 0.4 metres. Ballad has reported high-grade assays from chip sampling of the El REY ("The King") Zone of up to 1,102.99 g/t gold and 704.7 g/t Ag over 0.35 metres from their initial work on the property.

SAN JUAN PROVINCE PROPERTIES - VALLE DE CURA AREA

The Valle de Cura region of northwest Argentina lies at the northern end of the well-defined El Indio metallogenic belt which straddles the Chile-Argentina border between approximately 29(degree) to 30.5(degree) South. This belt is defined by world-class high-sulphidation epithermal deposits, such as:
Pascua-Lama, Veladero, and El Indio-Tambo. Large-scale hydrothermal alteration and mineralization in the El Indio belt is associated with Miocene to Recent rhyolitic to dacitic volcanism; known ore is predominantly hosted within these volcanic rocks. Large colour anomalies are present in areas of strong argillic and advanced argillic alteration, these colour anomalies are easily distinguished in aerial photographs and Landsat images and are generally present in areas of significant mineralization.

In a 1997 agreement with IMA, Barrick subscribed to a $1.5 million private placement in IMA, of which IMA had to spend a minimum of $1,125,000 on its Valle de Cura properties in northwestern Argentina before August 17, 2000. An August 1999 agreement granted Barrick an option to earn a 50% interest in EITHER the Rio de las Taguas or Potrerillos properties in the Valle de Cura region for a US$250,000 payment and exploration expenditure commitments. In 2000, Barrick exercised warrants for net proceeds to IMA of $2.25 million, part of which were used to fund IMA's exploration program in the Valle de Cura region from October 2000 to March 2001. In December 2003, Barrick served notice that they would not be exercising the option to earn a 50% interest in either the Rio de las Taguas or Potrerillos properties.

         RIO DE LAS TAGUAS PROPERTY

LOCATION AND ACCESS

The Rio de las Taguas property is located in northwestern San Juan province approximately six kilometres due east of Barrick Gold's Pascua-Lama project which straddles the Chile-Argentina border. The property is roughly bisected by the Arroyo de los Amerillos, a tributary to the Rio de las Taguas, and is accessible by 4WD truck along Arroyo de los Amerillos. Elevations range from 3,800 metres at the mouth of the Arroyo de los Amerillos to over 4,600 metres on the western boundary.

MINERAL TITLES INCLUDED IN RIO DE LAS TAGUAS

The Rio de las Taguas property comprises one cateo (File Number 0638-S-95, 1820 hectares).

AGREEMENTS

IMA holds a 100% interest in the property. The property was the subject of an option agreement with Barrick between 1999 and 2003 (see above).

EXPLORATION HISTORY

IMA commenced a program of geochemical sampling and geological mapping in late 1999. Three target zones were identified by this program. The Ridge Zone is a 350 meter long northeast-trending zone of strongly clay-altered volcanics with grab samples returning anomalous values in gold and arsenic. The Central Breccia Zone covers an area of silicification, quartz veining and brecciation measuring approximately 400 meters by 300 meters, while the Valley Shear is a linear, southeast-trending overburden covered valley which parallels the trend of the mineralized Pascua Fault.

A Phase II program consisting of gridding, ground geophysics, detailed geological mapping, PIMA sampling and geochemical sampling over the three target areas was carried out in early 2001. This work identified the Ridge Zone as the highest priority target. Further geophysical work consisting of induced polarization surveying was completed in April 2000 and outlined a large (600 x 300 meters) chargeability zone under scree cover adjacent to the Ridge Zone.

In November 2000, a program of road construction and bulldozer trenching was carried out on the Ridge Zone to provide better access and rock exposure for detailed geological mapping and rock sampling. Approximately 3.5 kilometres of road were constructed, of which approximately 500 meters was in bedrock. Mapping and sampling of the new exposures and surrounding area were completed in late 2000. The geologic mapping showed the area to consist of a lower andesitic volcanic unit overlain by dacitic to rhyolitic pyroclastics. Alteration exposed in the road cuts is mainly sericite-clay ranging from weak to moderate in intensity. The strongest alteration effects appear to be associated with local structures of limited extent.

The geochemical sampling consisted of 140 rock samples and eight talus fines samples. The results confirmed low order anomalies in a number of elements, most notably gold and arsenic. Gold values in rock range from <0.01 g/t to 0.09 g/t, and in talus fines from 0.01 g/t to 0.4 g/t. Silver values in rock range from
<0.1 g/t to 3.8 g/t, and in talus fines from 0.2 g/t to 0.4 g/t. Arsenic values in rock range from <5 ppm to 622 ppm, and in talus fines from 52 ppm to 120 ppm.

PLANNED FUTURE WORK

A series of exploration programs from 1999 to 2001 have defined significant potential for high-sulphidation epithermal mineralization at the Rio de las Taguas property. IMA is currently pursuing other partners for continued exploration of this drill-ready property.

POTRERILLOS PROPERTY

         LOCATION AND ACCESS

The Potrerillos property is located north of the Despoblado flats and east of the Rio de las Taguas in northwest San Juan province, approximately 10 km due east of Barrick's Veladero deposit. Elevations range from 4,000 metres to over 5,100 metres in the northeast corner of the property. Access to most parts of the property is possible using 4WD trucks from the Veladero-Lama and El Toro roads.

         MINERAL TITLES INCLUDED IN POTRERILLOS

The Potrerillos property comprises one cateo (File Number: 546010-L-94, 4,000 hectares).

         AGREEMENTS

Potrerillos forms part of a group of three properties, which jointly have payments pending to the property vendor of $US 70,000 (Dec 20/04) and $US 170,000 (Dec 20/05) in addition to a one time payment of $US 1 million upon a positive feasibility study. The property was the subject of an option agreement between IMA and Barrick between 1999 and 2003 (see above).

         EXPLORATION HISTORY

Coast Mountain Geological Ltd. ("CMG") conducted a reconnaissance geological mapping and sampling program in early 1999. The geological mapping indicates that Tertiary age volcanic rocks occur over much of the property. A total of 83 rock samples were collected for geochemical analysis, and 26 of these were also submitted for Portable Infrared Mineral Analyzer ("PIMA") analysis to identify the alteration mineralogy. Anomalous gold values (nil to 0.23 g/t) along with scattered anomalous basemetal, silver and arsenic values were returned, mainly from the central northwest portion of the property. The PIMA study showed that four samples from the same area contain alunite, a key indicator mineral for high level epithermal gold mineralization.

IMA commenced a Phase I program of detailed geochemical sampling and geological mapping in late 1999. Phase I program identified three targets for detailed follow-up work. The Panorama Zone in the central part of the property has returned grab samples assaying from nil to 0.63 g/t Au and from 1 g/t to 276 g/t Ag from a north-trending zone of quartz veining and silicification which has been traced for approximately 1 kilometre along strike. The Fabriana Extension zone, located on the western portion of the property, consists of a large area (800 meters x 300 meters) of altered volcanic rocks with grab samples returning strongly anomalous values in arsenic and scattered anomalous gold values. The Narelle Zone, on the northeastern part of the property, is a large (1.5 x 1 kilometre) zone of strongly silicified felsic volcanics with variably anomalous mercury and gold values.

In February 2000, a Phase II program consisting of ground geophysics (CSAMT), detailed geochemical sampling and geological mapping was commenced on the Fabriana Extension zone. The geophysical surveys outlined an east-west trending resistivity anomaly at least 500 meters in length which underlies felsic volcanic breccias with strong alunite alteration, strongly anomalous arsenic, and erratic anomalous gold values. In April-May 2000, a reverse-circulation drilling program was completed over the Fabriana Extension target. Nine holes totalling 1,785 meters were completed

Six of the holes were sited to test a resistivity feature defined by ground geophysical surveys. The anomaly trends east-west, and was interpreted to underlie surface outcrops of felsic breccias containing abundant alunite alteration and anomalous arsenic and lead values. The drilling intersected shallow dipping Tertiary volcanics consisting of a felsic sequence up to 40 meters thick of breccias and interbedded flows overlying several hundred meters of porphyritic andesites. Within the andesites, a number of narrow intervals with anomalous gold values were intersected, associated with (i) quartz veining or (ii) clay-altered fault zones. The mineralized quartz-veined intervals are generally associated with strongly anomalous mercury values. Three additional holes were drilled to the south of the resistivity anomaly on targets defined by surface geological mapping and induced polarization surveying. All holes drilled into the andesite succession, and encountered several clay altered fault zones and alunite veining. These zones returned variably anomalous arsenic values, but only background gold. The results confirm the existence of a high sulphidation-style alteration system. Management believes further work is necessary to better characterize the alteration encountered in the drilling as well as additional geophysical modeling of the induced polarization and CSAMT results.

Between November 2000 and February 2001, IMA carried out further exploration on the Potrerillos property consisting of bulldozer trenching, geological mapping, and rock chip and talus fines goechemical sampling. This work concentrated on the Narelle zone, with some additional work on the Panorama zone

At Narelle, seven bulldozer trenches totaling approximately 1,750 meters were excavated. Talus fines geochemical sampling (113 samples) and rock geochemical sampling (50 samples) was conducted to better define the extent and strength of the gold-mercury anomaly detected in the previous season. Gold values in the talus fines ranged from <0.01 g/t to 0.37 g/t, with mercury ranging from <0.02 ppm to 68.4 ppm. Gold values in the rock sampling ranged from <0.01 g/t to 0.02 g/t, with mercury ranging from <0.02 ppm to 10.8 ppm. The high values in both sample media concentrate in an area approximately 200 meters in diameter in the same location as the anomalous results from the 1999 - 2000 program. The mineralization, hosted by rhyolitic pyroclasitic rocks, may be related to intersecting NE and NNW-trending structures.

At Panorama, 15 rock samples were collected from the northern continuation of the zone from the area sampled in the 1999 - 2000 season through to the northern property boundary. Five of the fifteen samples returned strongly anomalous to very high gold and/or silver values, with the overall range in gold values being from <0.01 g/t to 15.4 g/t and in silver from 0.1 g/t to 2,900 g/t. Elevated mercury values ranging from <0.02 ppm to 4.93 ppm were also present.

         PLANNED FUTURE WORK

A series of exploration programs from 1999 to 2001 have defined significant potential for high-sulphidation epithermal mineralization at the Potrerillos property. IMA is currently pursuing other partners for continued exploration of this drill-ready property.

GOLLETE

The Gollete property is located along the Pascua-Lama lineament in the Valle de Cura region, 25 km southeast of Barrick's Veladero gold deposit and 250 km northwest of San Juan. The Gollete property comprises one cateo (File Number:545243-L-94, 10,000 hectares).

Gollete is one of a group of three properties that IMA is earning a 100% interest in by making further payments to the property vendor of $70,000 (Dec
20/04) and $170,000 (Dec 20/05) in addition to a one time payment of US$1,000,000 upon a positive feasibility study. Pursuant to an option agreement dated September 22, 2003, as amended, between IMA and Cloudbreak, IMA granted to Cloudbreak an option to earn a 50% interest in Gollote in consideration for the issuance of 500,000 common shares of Cloudbreak to IMA, subject to TSX-V acceptance, an additional 350,000 shares by October 1, 2004, and exploration expenditures of US$1,000,000 over three years, with US$150,000 being spent in the first year, US$350,000 in the second year and US$500,000 in the third. There will be the option to increase the interest to 75 per cent by making additional exploration expenditures of US$1,000,000 in the fourth year; US$1,500,000 in the fifth year; issuing an additional 1,000,000 shares; and providing a comprehensive report on the results of the work performed up to the date of the report.

Initial work in 1999 on Gollete outlined areas of argillic and advanced argillic alteration, associated with anomalous gold geochemistry. Three potentially important areas of hydrothermal alteration, with features characteristic of high-sulfidation epithermal systems have been mapped on the property. Sampling returned anomalous gold values of up to 168 ppb in rocks and up to 2.61 ppb in BLEG samples, as well as anomalous As, Cu and Zn results. In early 2000 IMA completed additional rock and stream sediment sampling confirming the presence of potentially important alteration in the northern part of the property at the Condor Zone. Widespread argillic alteration and advanced argillic alteration occurs within an approximate 2.0 x 0.7 km area. A combination of hydrothermal alteration and favorable structure, as well as proximity to the Pascua-Lama and Veladero deposits, makes Gollete a significant target for epithermal precious metal mineralization.

ORTIGUITA PROPERTY

The Ortiguita property (File Number: 546369-L-94, 3600 hectares) is located approximately 35 kilometers east-north-east of Barrick's Veladero gold deposit. Ortiguita forms part of a group of three properties, which jointly have payments pending to the property vendor of US$70,000 (Dec 20/04) and US$170,000 (Dec 20/05) in addition to a one time payment of US$1,000,000 upon a positive feasibility study. In early 2001, a short reconnaissance program was carried out, mainly directed at checking several color anomalies visible on satellite imagery. Eight rock and four stream sediment samples were collected; none returned anomalous values in gold or silver; anomalous Cu, Pb, Zn, As and Hg values were identified in stream sediment samples. Given the limited work completed at Ortiguita and the projects proximity to Barrick's Veladero deposit, further work is recommended.

EL TORRO (PASO DE SOBERADO) PROPERTY

IMA holds a 100% unencumbered interest in the El Torro (Paso del Soberado) property (File Number: 546083-M-94, 873 hectares) located approximately 20 kilometres north-northeast of Barrick's Veladero gold deposit. The property was examined in early 2001. Several alteration zones were identified and 25 rock and stream sediment geochemical samples collected. Three of the rock samples returned anomalous gold values ranging from 0.26 to 0.51 g/t. All of the anomalous samples are of float material, with two of the three shedding from a NE-trending breccia zone containing quartz and alunite. Additional work to determine the extent of the mineralized breccia zone will be undertaken in the future.

DESPOBLADOS PROPERTY

Despoblados comprises two properties (File Number: 542242-L-94, 1260 hectares) in the Valle de Cura region of northwestern San Juan Province. IMA holds a 100% interest in the property subject to the cateo being advanced to an exploitation phase. A payment of US$800,000 is due to Lirfer S.A after completion of a positive feasibility study. The western claim is located 15 km southeast of Barrick's Veladero deposit along the Pascua-Lama-Veladero lineament. Limited reconnaissance sampling and mapping has been completed on the western claim, while no work has been carried out on the eastern property. Favourable location and limited previous work indicate that the property warrants further evaluation.

BANITOS (RONCHIETTO) PROPERTY

The Banitos property consists of one cateo (File Number: 546604-R-94, 5,230 hectares) in the Valle de Cura region of northwestern San Juan Province immediately northeast of Penoles' Jaguelita property, where a 0.7 million ounces gold equivalent resource has reportedly been defined. IMA holds a 100% interest in the property; in the event of exploitation of the property, the property is subject to a royalty of US$960,000 paid in eight instalments to V. Ronchietto. Initial reconnaissance prospecting, geological mapping and geochemical sampling during 1999 and 2000 on Banitos have identified anomalous gold and pathfinder elements in rock and sediment samples. PIMA analyses have identified illite/smectite and kaolinite alteration minerals. In early 2002, CMG carried out a reconnaissance geological mapping and sampling program. This work indicated that much of the property is underlain by Tertiary age volcanic and sedimentary rocks which overlie gently dipping Permian age sedimentary rocks. Most of the 29 rock samples collected were of float material, and returned weakly anomalous gold values ranging from nil to a maximum of 0.04 g/t. The property merits further evaluation due to its proximity to the 0.7 million ounce gold resource on the Jaguelita property.

VELADERO PROPERTY

IMA holds a 100% unencumbered interest in the Veladero property in the Valle de Cura area. The property comprises two separate claim blocks (File Number:
0477-S-95, 129.34 hectares) located contiguous with the Chilean border 10-15 kilometres south of Barrick's Veladero gold deposit. Alteration is evident on satellite images of the northern claim area. No groundwork has been carried out on the property and none is planned in the immediate future.

SAN JUAN PROVINCE PROPERTIES - NORTHWEST SAN JUAN

         MOGOTE (ARTURO'S) PROPERTY

LOCATION AND ACCESS

The property is located in the Departament Iglesia, Macho Muerto zone, in the San Juan Province close to the northern border with La Rioja Province, approximately 300 kilometers northwest of the city of San Juan, and bordering Chile.

MINERAL TITLES INCLUDED IN MOGOTE PROPERTY

The Mogote (Arturo's) property consists of one cateo and three discoveries of 8,009 hectares (19,790 acres) and five Minas. In 2004, Amera staked a number of claims adjoining the northwestern part of the Mogote project on the Chilean side of the border.

       ----------------------------------------------------------------------------------------
       NAME                      FILE NUMBER           TYPE         OWNER             HECTARES
       ----------------------------------------------------------------------------------------
       -                         338579-R-92           Cateo        IMSA              2259
       ----------------------------------------------------------------------------------------
       Adela #1                  425-098-A-2000        Discovery    N. Arturo         2000
       ----------------------------------------------------------------------------------------
       Mogotes Norte             520-0275-R097         Discovery    R. Viviani        1650
       ----------------------------------------------------------------------------------------
       Mogotes Sur               520-0274-R-97         Discovery    R. Viviani        2100
       ----------------------------------------------------------------------------------------
       Mogote 1                  156.277-S-76          Mina         IMSA              48
       ----------------------------------------------------------------------------------------
       Mogote 9                  156.285-S-76          Mina         N. Arturo         48
       ----------------------------------------------------------------------------------------
       Mogote 14                 156.290-S-76          Mina         IMSA              48
       ----------------------------------------------------------------------------------------
       Mogote 4                  156.280-S-76          Mina         IMSA              48
       ----------------------------------------------------------------------------------------
       Mogote 5                  156.280-S-76          Mina         IMSA              48
       ----------------------------------------------------------------------------------------

AGREEMENTS

Under an option agreement dated June 7, 2000 among IMA, Inversiones Mineras Argentinas S.A. and Nestor Arturo, as amended August 3, 2000, and September 1, 2000, IMA may acquire a 100% interest in the property by making cash payments totalling $280,000. To date IMA has paid US$59,100. Subsequent payments are US$20,000 on June 6, 2004, US$80,000 on December 6, 2004 (when the option is exercised); and US$110,000 on June 6, 2005. The balance to US$280,000 ($10,900) have been written off by the effect of the "pesifications" of debts in Argentina (debt obligation are paid in pesos instead of the original dollars at a rate of exchange which is no longer peso 1/ $ but a much higher average value of peso 3.5/ $). The vendors will have the right to receive a royalty of 0.5% NSR, up to a maximum of US$500,000.

In March 2001 IMA entered into an option agreement with Rio Tinto, whereby Rio Tinto could acquire up to a 70% interest in the property by meeting certain work commitments and cash payments to IMA. At the end of 2001, Rio Tinto elected not to continue with the option agreement due to budgetary constraints.

IMA signed a letter of Intent on March 6, 2003 with Amera, pusraunt to which Amera could earn an undivided 51 % interest in the Mogote (Arturo's) Property. To earn a 51 % interest in the property, Amera must issue 1,650,000 common shares to IMA and incur US$1,250,000 of expenditures, including work programs and underlying option payments, all over five years.

In an agreement announced on April 13, 2004 Amera acquired an option to earn an additional 24% interest (for a total of 75% interest) in the Mogote property. Under the terms of this new agreement, Amera may exercise its option by issuing IMA an additional 300,000 shares and completing work expenditures totaling US$3,000,000 over a three-year period. Amera has committed to spend the initial US$1,000,000 by May 30, 2005. Amera received approval from the TSX-V for this transaction on April 22, 2004. Joseph Grosso and Nikolaos Cacos, both directors and officers of IMA, are also directors of Amera.

REGIONAL AND LOCAL GEOLOGY

The property is underlain by basement rocks of the Permian age Choiyoi Group, which are faulted against and overlain by Tertiary age volcanic rocks.

EXPLORATION HISTORY

A brief geological reconnaissance took place in March-April 2000, during which 21 rock and talus samples were collected. Gold values ranged from nil to 0.13 g/t, with most of the anomalous samples coming from zones argillic and/or ferruginous alteration.

In November-December 2000, a reconnaissance geological and geochemical sampling program was carried out over the property. This work outlined an area measuring approximately 3 kilometers E-W near the northern property boundary which returned a high proportion of anomalous copper and gold results in both rock and sediment samples.

During January 2003 IMA carried out a four week detailed surface exploration program to establish drill targets for a Phase I drill program. The results significantly expanded the gold-copper exploration potential of the project.

During the period November 17 through December 14, 2003 Amera carried out an exploration program comprising detailed geologic mapping, ground magnetics, Induced Polarization ("IP"), trench sampling, and surface geochemistry in the northern part of the property. The work was focused on two major zones of copper-gold mineralization, Filo Este and Filo Central, and one zone of high sulphidation alteration, Zona Colorada. The copper-gold mineralization is characterized by strongly anomalous values in copper and gold related to potassic alteration of a Miocene diorite porphyry system. The high sulphidation alteration is the upper level expression of a separate, but similar diorite porphyry. The work indicated the presence of a major mineralized porphyry beneath the Filo Este zone of potassic and propylitic alteration. Mineralization is hosted within Oligocene volcanic breccias and phases of the Miocene diorite porphyry which have undergone moderate to strong biotite, potassium feldspar, magnetite, and quartz vein alteration. Hypogene mineralization consisted of chalcopyrite and bornite within quartz veins and as wallrock disseminations. Recent supergene oxidation has altered the primary copper minerals to various copper oxide and sulphate minerals to include malachite and antlerite.

A 600 metre trench was excavated over the Filo Este zone of potassic alteration and encountered 510 meters of continuous mineralization that averaged 0.196% copper and 0.331 ppm gold. Mineralization consisted of fracture controlled sulfates and oxides and as disseminations in wallrock and A-type quartz veins. Copper minerals were approximately 80% oxide and 20% sulfides with the sulfides consisting of chalcopyrite and bornite. Ground magnetics suggest a shallow porphyry system underlying Filo Este ridge with strong magnetite alteration that covers an area of at least 1.5 kilometres by 800 meters. The shallow depth of intrusion is indicated by a steep magnetic gradient and is consistent with the level of exposure of alteration and mineralization. Two other distinct magnetic sources were encountered at Filo Central and underlying the East Cirque area. The IP indicates several distinct copper sulfide bodies of 2-4% sulfide that are coincident with magnetite alteration on Filo Este.

FILO ESTE DRILLING

In March, 2004 Amera carried out a 1475 metre, 5 hole dimond drill program and conduced further geological mapping and talus fine sampling on the northern part of the Mogote property. The drilling tested a portion of the Filo Este porphyry target to a depth of up to 495 metres over a strike length of 860 metres and a width of approximately 250 metres. Hole MOG-04-1 had to be abandoned at 71.6 metres and hole MOG-04-1A was drilled from the same location to target depth. Highlights of the drill results are provided in table form below.

------------------------------------------------------------------------------------------------------------
                                                                     g/t         g/t          %
------------------------------------------------------------------------------------------------------------
Drillhole           Total Depth   From        To         Interval    Gold        Silver       Copper
------------------------------------------------------------------------------------------------------------
                    (metres)      (metres)    (metres)   (metres)    (LWA)       (LWA)        (LWA)
------------------------------------------------------------------------------------------------------------
MOG-04-1            71.6          2.0         70.0       68.0        0.43        13.9         0.244
------------------------------------------------------------------------------------------------------------
MOG-04-1A           495.3         6.0         495.3      489.3       0.23        2.6          0.170
------------------------------------------------------------------------------------------------------------
including                         258.0       424.0      166.0       0.19        2.2          0.243
------------------------------------------------------------------------------------------------------------
and                               308.0       396.0      88.0        0.20        1.9          0.290
------------------------------------------------------------------------------------------------------------
MOG-04-2            315.4         2.0         315.4      313.4       0.16        1.9          0.171
------------------------------------------------------------------------------------------------------------
including                         196.0       315.4      119.4       0.21        2.8          0.248
------------------------------------------------------------------------------------------------------------
MOG-04-3            300.0         6.0         300.0      294.0       0.11        1.3          0.078
------------------------------------------------------------------------------------------------------------
MOG-04-4            292.9         2.0         292.9      290.9       0.23        3.1          0.104
------------------------------------------------------------------------------------------------------------

PLANNED FUTURE WORK

Amera is continuing to compile the data from the 2004 spring program to guide the next phase of exploration on the Mogote project.

LAS FLECHAS SOUTH 1-3

Las Flechas South is located approximately 60 km northeast of the Pascua-Lama and Veladero gold deposits, in northwestern San Juan province, and is approximately 340 km northwest of San Juan City. The property is located between the Maricunga Au-Cu belt to the north and the El Indio-Pascua-Lama-Veladero Au-Ag-Cu belt to the south. IMA holds a 100% unencumbered interest in the the Las Flechas 1-3 cateos (339258-G-92, 339259-S-92 and 295858-G-90) and Adela discovery (1796-G-95).

Las Flechas South formed part of an extensive land package in the area held by IMA and Viceroy Resource Corp. ("Viceroy"). Work completed to date at Las Flechas South has been limited to first-pass sampling and geological mapping. The claims, predominantly underlain by Tertiary volcanic rocks, cover a very prominent, large silicic-argillic hydrothermal alteration zone 15 square kilometres in size. In 1995 a 10-day program of prospecting, rock, silt and soil sampling and reconnaissance geological mapping was carried out. Silt samples collected in 1995 from creeks draining this anomaly returned elevated gold values of up to 122 ppb. Rock samples assayed up to 0.8 g/t gold. Las Flechas South represents an excellent exploration opportunity, which has seen only cursory work. Further work has been strongly recommended.

ARROYO CAJON DE LA BREA

The Arroyo Cajon de la Brea property is located east of Mina Macho Muerto, a historic copper occurrence along the Cajon de la Brea belt. IMA holds a 100% unencumbered interest in the Arroyo Cajon de la Brea property which comprises a single claim (File Number: 0617-S95, 4440 hectares). Mineralization in the belt is characterized by vein and tourmaline-breccia related copper deposits. Copper mineralization and gold enrichment are related to distinct granitic and rhyolitic host rocks cut by quartz-feldspar porphyry dykes. A date from one of these dykes yielded an Eocene age (52 Ma). Initial rock and stream sediment sampling on Arroyo Cajon de la Brea identified anomalous As, Zn, Ba, V and Sr values. No work has been completed on the project since 1997 and none is planned in the immediate future.

SAN JUAN PROVINCE PROPERTIES - GUALCAMAYO AREA

Gold Mineralization in the Gualcamayo area is spatially and genetically related to porphyritic Tertiary intrusive rocks including small stocks, plugs, and dykes. Mineralization occurs as proximal skarn (Magdelena, Emilia Innes, General Belgrano) and as distal disseminated sediment-replacement bodies (Quebrada del Diablo, Omar, Pirrotina) both of which are hosted within limestone and calcareous siltstone units. The Quebrada del Diablo (1.35 million ounces gold @
1.2 g/t) and several other important exploration targets were discovered during the late 1990's by a joint venture partnership between Viceroy and IMA. IMA has since divested its portion of the joint venture agreement, but retains a 2% N.S.R. on the deposits.

QUEBRADA DEL DURANZO

IMA holds a 100% interest in the Quebrada del Duranzo property (File Number 339149-L-93, 8000 hectares) in the Gualcamayo area of the Pre-Cordillera. The property is subject to a payment of US$800,000 after completion of a positive feasibility study to Lirfer S.A.. The property covers geological environments prospective for gold and copper-gold skarn or carbonate replacement mineralization.

SIERRA PESCADO I & II

The  Sierra  Pescado   property   comprises   Sierra  Pescado  I  (File  Number:
338073-E-92, 800 hectares) and Sierra Pescado II (File Number: 425-185-2001, 2080 hectares). IMA holds a 100% interest in the property subject to a payment of US$800,000 after completion of a positive feasibility study to Lirfer S.A.. Prospecting and geochemical sampling was carried out in late 1999 on the Sierra Pescado I and II claims. The results from this preliminary examination indicate the presence of skarn-style alteration associated with anomalous gold values which range up to 0.19 g/t gold.

SIERRA YANSO

The Sierra Yanso cateo (File Number: 546145--L-94, 9997 hectares) is located to the southeast of the Quebrada del Durazno property. IMA holds a 100% interest in the property subject to a payment of US$800,000 after completion of a positive feasibility study to Lirfer S.A.

SAN JUAN PROVINCE PROPERTIES - OTHER AREAS

CHINGUILLOS

The Chinguillos property a cateo (File Number: 0616-S-95, 3,610 hectares) + manifestation, is located in the Pre-Cordillera of northern San Juan Province, approximately 215 kilometers north of the city of San Juan. IMA holds a 100% unencumbered interest in the property. In the southwestern part of the property, strong argillic alteration is developed over a one by two kilometre area underlain by dacite intrusive. Thin carbonate veins occur within the alteration zone and samples of the vein material are strongly anomalous in copper, arsenic, nickel and cobalt. Gold values range from nil to 0.04 g/t. Initial rock samples have returned values of up to 1.4 % Cu, 2998 ppm As, 271 ppm Sb, 980 ppm Ni, 432 ppm Co and 135 ppm Zn. Additional follow-up mapping and sampling are recommended for the property.

CERRO LA SAL

The Cerro la Sal  property  (100%  owned by IMA)  consists  of one  cateo  (File
Number: 0975-C-95, 4,864 hectares) located 25 kilometers west of the city of San Juan. The main geological feature is a Miocene age dacitic intrusive which cuts Miocene and Devonian age sedimentary rocks. The five rock samples collected did not return any anomalous values. No work is planned on the property in the immediate future.

GUARDIA VIEJA

The Guardia Vieja propert comprises one claim (File Number: 0294-F-18-95, 3407 hectares) located 150 kilometers northwest of San Juan city and 75 kilometres south-southeast of the El Indio mine. IMA holds a 100% unencumbered interest in the property. To date only a short visit has been make to the property by Company geologists but initial evaluation of satellite imagery indicates the presence of a color anomaly associated with a linear structure that cuts across the property in a northeast-southwest direction. A field evaluation of the property is warranted.

ARROYO DE LOS DIFUNTOS

The Arroyo de los Difuntos property is located 140 kilometers southwest of the city of San Juan, in the Cordillera Principal, and comprises one cateo (File
Number: 0224-F18-95, 3,125 hectares). IMA holds a 100% unencumbered interest the property. Arroyo de los Difuntos was visited by Apex Geoscience Ltd. in March 1997. Apex reported localized zones of hydrothermal alteration and skarning, and anomalous lead, nickel, cadmium, manganese, barium and vanadium in rock grab samples collected near the southern claim boundary. Additional sampling and prospecting to evaluate the alteration zones is warranted.

PORTEZUELO DE AGUA NEGRA

IMA holds a 100% unencumbered interest in the property that is located northwest of San Juan and south of the Valle de Cura area, 50 km south-southeast of the El Indio mine. The property comprises one Cateo (File Number: 0855-M-95, 1424.2 hectares). No groundwork has been carried out on the property to date by IMA and an evaluation is recommended.

FILO DE LAS OPENAS

IMA holds a 100% unencumbered interest in the Filo de las Openas property, located in northern San Juan province, 50 kilometres by road from the town of Rodeo. The property comprises one Cateo (File Number: 0639-S-95, 5410 hectares). Gold-bearing quartz veins occur at Mina Las Openas, located immediately east of the Filo de las Openas property. The property covers the contact between altered host sedimentary rocks and the Permian Colanguil muscovite-granite pluton, which is host to the veins at Mina Las Openas. A 1997 reconnaissance program of the property by Apex Geoscience Ltd. Identified a 500 x 200 metre alteration zone on the northwestern quadrant of the claim returned anomalous Au (23 ppb), Ag, Ba, Cu, Zn, Mo, Ni, Co, Cd, As, Sb and Te. Rock samples from the area returned anomalous Cu, Ni, Co, As and Cr results. No further groundwork has been carried out on the property to date by IMA.

PORTEZUELO TORTOLAS

The Portezuelo Tortolas property is located in central western San Juan province, approximately 25 kilometres southeast of the El Indio mine and 15 km southeast of Tambo. IMA holds a 100% unencumbered interest in the property which comprises one Cateo (File Number: 0224-F18-95, 4500 hectares). No groundwork has been carried out on the property to date by IMA, however a reconnaissance evaluation is warranted.

CERRO DEL SALADO

The Cerro del Salado property is located east of the Valle de Cura, approximately 70 km southeast of Barrick's Veladero project. Company holds a 100% unencumbered interest in the property which comprises one cateo (File
Number: 295687-G-90, 2413 hectares). The claim covers the contact between a Permian granitic pluton and host Carboniferous clastic sedimentary rocks. Exploration targets include gold and base metal veins. Initial evaluation of the project was carried out in 1995. Results from stream sediment samples collected on the project ranged up to 93 ppb Au. No groundwork has been carried out on the property since 1995 but follow-up of anomalous geochemistry is recommended.

PELAMBRES 2

The Pelambres 2 property (100% owned by IMA) is located along the Chilean-Argentine border in the southwestern corner of San Juan province. It is a type of tenure called a discovery (File Number: 520-0626-97, 345 hectares) and was staked to cover extensions of prospective rocks onto open ground. No work is currently planned on this property.

PERUVIAN PROPERTIES

RIO TABACONAS PROPERTY

         PROPERTY DESCRIPTION, LOCATION, AND ACCESS

The 9,000 hectare (22,230 acres) Rio Tabaconas property is located in northwestern Peru, approximately 35 kilometres south of the southernmost tip of Ecuador and 760 kilometers NNW of Lima. Access to the property is by road from the city of Chiclayo, approximately a 12-hour trip.

Pursaunt to an option agreement dated January 24, 1997 between IMA and Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minear de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura, IMA has an option to purchase three claims covering a 2,890 hectares (7,138 acres) area within the central part of the property and holds 100% ownership, with no outstanding royalties, on the remainder of the property.

         GEOLOGICAL SETTING

Rocks exposed at the Tabaconas property are dominated by volcanic flows, tuffs, and coarse pyroclastic rocks assigned to the Oyotun Formation, of Jurassic age. This formation also includes tuffaceous sedimentary rocks and volcanic sediments with intercalated limestone in the higher parts of the volcanic sequence. Plutonic rocks of Cretaceous-Tertiary age intrude all the supracrustal rocks in the region except for the youngest Tertiary volcanic sequences. The dominant intrusive type in the area of the Tamborapa property is porphyritic granite of the Paltashaco pluton.

The Rio Tabaconas property lies within the Cajamarca copper-gold metallogenic belt, which extends from Michiquillay, near the city of Cajamarca, northwards into Ecuador. This belt is defined by a number of important gold and copper-gold deposits hosted by Tertiary volcanic and intrusive rocks and Mesozoic sedimentary rocks. Two of the most significant deposits in the belt are Yanacocha and La Granja. Other important deposits in the belt include the Michiquillay, Tantahuatay, Cerro Corona, Canariaco, Pena Verde, and Lanchipampa porphyry systems and the La Zanja, Jehuamarca and Las Huaquillas volcanic or sedimentary-hosted gold and polymetallic deposits. The deposits in the belt are typically of Tertiary age and genetically linked to heat engines or convective hydrothermal systems associated with Tertiary intrusive and volcanic centers.

         EXPLORATION HISTORY

The first modern examination of what is now the Tabaconas property was conducted in the late 1980s when a government-funded Peruvian-German consortium re-opened the old mine workings on Cerro Tablon and carried out experimental geochemical and geological studies in the mine area. IMA acquired the property in January 1997.

IMA carried out brief property examinations in 1997 and 1999. During mid-2000, IMA carried out a four-week exploration program. In November 2000, a helicopter-borne electromagnetic ("EM") and magnetic survey was flown over the property. The magnetic results provided a structural framework for the whole property, and showed the presence of a number of well-defined east-northeast-trending magnetic features. This east-northeast structural trend is an important element at some large mineral deposits in northern Peru, including Yanacocha, Antamina and Magistral.

In July 2001 a pre-drilling surface exploration program was carried out and in September 2001, a 33 hole, 1,600-meter diamond drill program was undertaken. The drill program tested three areas (Tablon, Tablon West and La Union Ridge) on Cerro Tablon. Other exploration conducted simultaneously included grid-based soil sampling, geological mapping and trenching. The most recently completed work program was conducted from February to March of 2002. The program incorporated IP-resistivity and magnetometer surveys, detailed geological and structural mapping, and rock, soil, and stream sediment geochemical sampling. The results of this program allowed facilitated preparation of the proposed 3000-metre drill program. This program was put on hold due to unresolved issues with the local communities.

         MINERALIZATION AND PROPERTY GEOLOGY

Several distinct styles of intrusive-related gold mineralization are present in fifteen named zones at the Rio Tabaconas property. Known mineralization at Cerro Tablon consists of gold-rich massive sulphide bodies (pyrrhotite-pyrite-sphalerite-galena-chalcopyrite) which replace limestone and occur as stratabound, fault-related, and intrusive contact-related bodies. In addition to these carbonate-replacement bodies, Cerro Tablon also hosts potential for structurally-controlled mineralization at the North and La Union Zones. On Cerro Las Minas, bulk-tonnage, disseminated gold mineralization is associated with strong to intense phyllic alteration at the West Breccia and Peak Zones, while high-grade (up to 62.9 g/t Au) lode-gold occurs within quartz vein/shear zones at Minas Sur and La Catedral. Elsewhere on the property, anomalous rock, soil, and silt samples demonstrate potential for additional discoveries.

Stratified rocks exposed at Cerro Tablon include, from oldest to youngest, footwall andesite, massive limestone, bedded limestone, and tuffaceous siltstone; all of which are assigned to the Jurassic Oyotun Formation. These units are cut by two related intrusive phases: feldspar-hornblende porphyry and intrusive breccia.

On Cerro Las Minas, three stratified rock units and five intrusive rock units have been identified. Stratified rocks include, from oldest to youngest, quartzite breccia, lithic tuff, and pebble to cobble conglomerate. The Cerro Las Minas intrusive complex hosts disseminated mineralization and includes three related phases: fine-grained felsic intrusion, flow-banded felsic intrusion, and intrusive breccia. Other intrusive rocks exposed on Cerro Las Minas include quartz-feldspar porphyry dykes and larger bodies of diorite to quartz diorite.

         CERRO TABLON MINERALIZATION

There are seven named targets at Cerro Tablon, six of which have been classified as drill-ready. These are, in order of importance: the Tablon Main, Tablon West, Tablon South, Tablon Southwest Extension, La Union, North, and Sphalerite Creek Zones. Gold-rich massive sulphide boulders (22 samples average 9.3 g/t Gold) derived from the Tablon Main and West zones now lie at the base of Cerro Tablon in Quebrada de las Minas. These boulders originally drew the attention of IMA geologists and led to the discovery of outcropping mineralization on Cerro Tablon.

TABLON MAIN ZONE

The Tablon Main Zone is comprised of numerous outcropping massive sulphide bodies and was the primary focus of the 2001 drill program. The Tablon Main Zone is important to the Tabaconas property not only for its significant intersections and high gold grades, but also as a model for mineralization that may be present at the Tablon South, Tablon West, and Tablon Southwest Extension Zones.

Mineralization at the Tablon Main Zone consists of massive to semi-massive, fine- to medium-grained pyrrhotite, pyrite, sphalerite, galena, and chalcopyrite. Gold grades commonly range from several grams per tonne to approximately 30 g/t with rare intervals returning up to 118 g/t Au. Sulphide bodies are generally massive to semi-massive and often include sulphide veinlet or "stringer" zones below the massive sulphide body. Visible gold has been noted within veinlet-style mineralization. Massive sulphides (mantos) at the limestone/footwall andesite contact are commonly several metres thick (up to 7m). Fault related and intrusive contact related mineralization is quite variable in size and morphology; drillhole intersections range up to 16.4 metres. Significant intersections from the 2001 drill program include:

--------------------------------------------------------------------------------
DDH              From (m)         To (m)           Length (m)        Gold (g/t)
--------------------------------------------------------------------------------
RT01-06          9.07             30.48            21.41             3.10
--------------------------------------------------------------------------------
RT01-07          10.08            30.00            19.92             2.41
--------------------------------------------------------------------------------
RT01-11          15.54            18.20            2.66              14.20
--------------------------------------------------------------------------------
RT01-13          13.41            38.83            25.42             8.78
--------------------------------------------------------------------------------
RT01-15          17.68            19.36            1.68              5.47
--------------------------------------------------------------------------------
RT01-16          16.17            20.07            3.9               13.18
--------------------------------------------------------------------------------
RT01-21          1.52             10.97            9.45              5.08
--------------------------------------------------------------------------------
RT01-22          47.44            50.3             2.86              15.22
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
RT01-29          34.85            51.25            16.4              17.99
--------------------------------------------------------------------------------
RT01-29          42               44.15            2.15              118.10
--------------------------------------------------------------------------------

TABLON WEST ZONE

Approximately 300 metres southwest of the Tablon Main Zone, massive sulphides with significant gold grades outcrop at the Tablon West Zone. This zone was drill-tested by holes RT01-23 to 27 during the 2001 drill program. The drilled massive sulphides at Tablon West are hosted by the tuffaceous siltstone which occurs stratigraphically above the more prospective limestone/footwall andesite contact. This contact remains largely untested below the known mineralization. Significant drill intersections at the Tablon West Zone include:

--------------------------------------------------------------------------------
DDH              From (m)         To (m)           Length (m)        Gold (g/t)
--------------------------------------------------------------------------------
RT01-25          33.00            36.10            3.10              12.97
--------------------------------------------------------------------------------
RT01-26          0.00             6.00             6.00              6.95
--------------------------------------------------------------------------------
RT01-26          1.00             2.00             1.00              17.37
--------------------------------------------------------------------------------
RT01-27          9.76             12.00            2.24              1.49
--------------------------------------------------------------------------------

In addition to the drilled zone at Tablon West, a newly discovered sulphide body is located approximately 150 metres to the southeast and is named the Cliff Zone. This zone is situated approximately 60 metres stratigraphically below the sulphides at Tablon West. Massive and semi-massive sulphides at the Cliff Zone occur along an intrusive contact and grade up to 8.79 g/t over 2.0 metres. The Cliff Zone is significant in that it shows the potential for additional Tablon-style massive sulphide mineralization stratigraphically below Tablon West.

         CERRO LAS MINAS TARGETS

The Cerro Las Minas area contains four known mineralized zones with significant concentrations of gold. Three of the four zones (Peak Zone, West Breccia Zone, and Minas Sur) have been mapped, sampled, and tested by geophysical surveys with positive results. Styles of gold mineralization vary significantly between the different zones on Cerro Las Minas (disseminated gold within phyllic alteration, shear-zone hosted lode gold), but it is interpreted that all are related to a single intrusion-related mineralizing event.

Geophysical results on Cerro Las Minas correlate extremely well with the known mineralized zones and suggest that mineralization extends further than previously known. The West Breccia and Peak zones are defined by high chargeability responses and are connected by a zone of moderate chargeability. The Minas Sur Zone occurs at the southeast end of a strong, linear chargeability anomaly which extends at least 500 metres to the northwest and is open in that direction. Minas Sur is considered to be a high priority drill target.

         FUTURE WORK PLANNED

IMA has continued to maintain the Rio Tabaconas properties in Peru in good standing, although the "force majeur" provision of the contact has been invoked until a resolution of the local cultural, developmental and environmental concerns pertaining to mining activities in the region can be addressed. Upon reaching an agreement with the local communities IMA plans to proceed with a Phase II diamond drill program. This program will include drilling of targets on Cerro Tablon, Cerro Las Minas and possibly other areas of the property. Management expects to revise the term of the option agreement upon resolution of this issue.

ALTO CHICAMA PROPERTIES

During 2002, IMA acquired, through staking, 8,000 hectares (19,760 acres) of mining property in the Alto Chicama area, La Libertad Department. After a brief geological evaluation IMA has decided not to carry out any further work on the properties.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of IMA consists of 200,000,000 shares divided into 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value, of which 18,283,053 have been designated as Preferred Shares, Series 1.

COMMON SHARES

All of the issued IMA Common Shares are fully paid and non-assessable. All IMA Common Shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation, subject to the prior rights of the holders of Preferred Shares. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of IMA.

PREFERRED SHARES

The IMA Preferred Shares are issuable in one or more series. The Preferred Shares are entitled to priority over the IMA Common Shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or winding-up of IMA. The IMA Preferred Shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects. The issued IMA Preferred Shares are not subject to call or assessment nor pre-emptive or conversion rights. The holders of the IMA Preferred Shares as a class are not entitled to receive notice of, to attend or to vote at any meeting of the Shareholders. The Preferred Shares are subject to the rights and restrictions attached to the IMA Preferred Shares set out in the Articles of IMA.

         PREFERRED SHARES, SERIES 1

The Preferred Shares, Series 1 are entitled to receive non-cumulative dividends in an amount determined by the board of directors from time to time. IMA may redeem at any time on payment in cash or property for each share of an amount equal to the Redemption Amount (as that term is defined within the special rights and restrictions attached to the Preferred Shares, Series 1) together with all declared and unpaid dividends thereon. The holder of the Preferred Shares, Series 1 may require IMA to redeem the shares at any time upon giving notice. The holders of the Preferred Shares, Series 1 as a class are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of IMA.

As at May 12, 2004, IMA's share capital is as follows:

                                                                     NUMBER OUTSTANDING AS     NUMBER OUTSTANDING AS
DESIGNATION OF SECURITY                    AMOUNT AUTHORIZED         OF DECEMBER 31, 2003         AT MAY 12, 2004
Common Shares(1)<F1>                          100,000,000                   36,381,452               40,805,653

Preferred Shares(2)<F2>                       100,000,000                   18,283,053               18,283,053

(1)<F1> A total of 9,173,727 IMA Common Shares are also reserved for issuance pursuant to the exercise of IMA Options, IMA Warrants and other rights to acquire IMA Common Shares. See "Rights to Purchase Securities".

(2)<F2> 18,283,053 of the IMA Preferred Shares are designated as Preferred Shares, Series 1, all of which are outstanding and held by Inversiones Mineras Argentinas Inc. a wholly owned subsidiary of IMA.

PRINCIPAL INDEBTEDNESS

IMA has no long-term debt.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of management of IMA, there are no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding IMA Common Shares.

RIGHTS TO PURCHASE SECURITIES

A summary of all IMA Options and IMA Warrants outstanding as of the date of this Management Proxy Circular is set forth below:

OPTIONS

All IMA Options granted by IMA to its directors, officers, employees and consultants outstanding as of the date of this Management Proxy Circular are as follows:

DESIGNATION OF OPTIONEES                              NUMBER OF OPTIONS      EXERCISE PRICE         EXPIRY DATE

Executive Officers                                         200,000                $0.40                 July 19, 2006
(6 persons)                                                125,000                $0.50                   May 2, 2007
                                                           400,000                $1.87               August 27, 2008
                                                           475,000                $3.10                March 24, 2009

Directors who are not Executive Officers                   300,000                $0.90                  May 30, 2008
(2 persons)                                                100,000                $1.87               August 27, 2008
                                                           245,000                $3.10                March 24, 2009

Employees                                                   10,000                $0.40                 July 19, 2006
(11 persons)                                                15,000                $0.84                 March 7, 2008
                                                           330,000                $1.87               August 27, 2008
                                                           115,000                $3.10                March 24, 2009

Consultants                                                229,000                $0.50                   May 2, 2007
(8 persons)                                                100,000                $0.84                 March 7, 2008
                                                           550,000                $1.87               August 27, 2008
                                                           627,000                $3.10                March 24, 2009

Total:                                                   3,821,000
                                                         =========

(1) The exercise price for each IMA Option was determined by the Board of Directors based upon the closing market price of the IMA Common Shares on the day preceding the date of grant.

(2)      The closing  market price of the IMA Common  Shares on May 13, 2004 was
         $2.07.

All IMA Options are non-transferable and terminate on the earlier of the expiry date and on the 30th day following the day on which the director, officer, employee or consultant, as the case may be, ceases to be either a director, officer, employee or consultant of IMA.

SHARE PURCHASE WARRANTS

All IMA Warrants issued by IMA outstanding as at the date of this Management Proxy Circular are as follows:

                                       NUMBER OF     EXERCISE
                                       WARRANTS       PRICE        EXPIRY DATE

Warrants(1)...................        1,012,778       $0.60         May 23, 2004

Warrants(2)...................        1,059,322       $0.75       Sept. 15, 2004

Warrants(3)...................        1,051,960       $0.60       Sept. 27, 2004

Warrants(4)...................          750,000       $3.70        Feb. 23, 2005

Warrants(5)...................          200,000       $3.25        Feb. 23, 2005

Warrants(6)...................          100,000       $0.75       April 19, 2005

Warrants(7)...................        1,178,667       $0.90       March 16, 2005
                                      ---------
Total.........................        5,352,727
                                      =========

(1) During the year ended December 31, 2002, IMA issued by way of a brokered private placement a total of 1,722,222 Units at a price of $0.45 per Unit. Each Unit consists of one IMA Common Share and One IMA Warrant. Each IMA Warrant entitles the holder to acquire one IMA Common Share at an exercise price of $0.60 per IMA Common Share until May 23, 2004.

(2) During the year ended December 31, 1999, IMA issued by way of a private placement a total of 1,563,000 Units at a price of $0.60 per Unit. Each Unit consisted of one IMA Common Share and one IMA Warrant. Each IMA Warrant entitles the holder to acquire one IMA Common Share at an exercise price of $0.75 until September 15, 2006.

(3) During the year ended December 31, 2002, IMA issued by way of a brokered private placement a total of 1,554,915 Units at a price of $0.60 per Unit. Each Unit consisted of one IMA Common Share and one IMA Warrant. Each IMA Warrant entitles the holder to acquire one IMA Common Share at an exercise price of $0.60 per IMA Common Share until September 27, 2004.

(4) On February 23, 2004, IMA issued by way of a brokered private placement a total of 1,500,000 Units at a price of $3.10 per Unit. Each Unit consisted of one IMA Common Share and one-half of one IMA Warrant. Each whole IMA Warrant entitles the holder to acquire one additional IMA Common Share at an exercise price of $3.70 per IMA Common Share until February 23, 2005.

(5) On February 23, 2004, in connection with the brokered private placement referred to in Note (4) above, IMA issued 200,000 Agents' Compensation Units. Each Agents' Compensation Unit is exercisable into one IMA Common Share and one-half of one IMA Warrant. Each whole IMA Warrant is exercisable into one IMA Common Share at a price of $3.70 per IMA Common Share.

(6) During the year ended December 31, 2000, IMA issued by way of a private placement a total of 637,000 Units at a price of $0.60 per Unit. Each Unit consisted of one IMA Common Share and one IMA Warrant. Each IMA Warrant entitles the holder to acquire one IMA Common Share at an exercise price of $0.75 until April 19, 2005.

(7) During the year ended December 31, 2000, IMA issued by way of a private placement a total of 1,397,167 Units at a price of $0.60 per Unit. Each Unit consisted of one IMA Common Share and one IMA Warrant. Each IMA Warrant entitles the holder to acquire one IMA Common Share at an exercise price of $0.90 until March 16, 2005.

ESCROWED SHARES

As of the date of this Management Proxy Circular, IMA has no performance, escrow or pooled shares outstanding.

PRIOR SALES

During the 12 months preceding the date of this Management Proxy Circular, IMA has issued the following IMA Common Shares:

                                                      NO. OF IMA               ISSUE PRICE
                                                     COMMON SHARES                 PER
MONTH OF ISSUE             DESCRIPTION OF ISSUE         ISSUED              IMA COMMON SHARE             GROSS PROCEEDS
April 2003                 exercise of warrants       100,000                     $0.53                         $53,000
                           exercise of warrants       223,152                     $0.54                        $120,502
                           exercise of warrants       40,000                      $0.55                         $22,000
                           exercise of warrants       5,000                       $0.75                          $3,750
                           exercise of options        142,000                     $0.40                         $56,800
                           exercise of options        160,000                     $0.50                         $80,000
                           private placement          2,900,000                   $0.90                      $2,610,000
May 2003                   exercise of warrants       55,555                      $0.53                         $29,444
                           exercise of warrants       85,000                      $0.55                         $46,750
                           exercise of options        4,250                       $0.40                          $1,700
                           exercise of options        20,500                      $0.50                         $10,250
June 2003                  exercise of warrants       25,000                      $0.55                         $13,750
                           exercise of warrants       149,933                     $0.75                        $112,450
                           exercise of options        518,500                     $0.40                        $207,400
                           exercise of options        70,500                      $0.50                         $35,250
July 2003                  exercise of warrants       54,000                      $0.55                         $29,700
                           exercise of warrants       501,434                     $0.75                        $376,076
                           exercise of warrants       50,000                      $0.90                         $45,000
                           exercise of options        100,000                     $0.40                         $40,000


                                      -57-

                                                      NO. OF IMA               ISSUE PRICE
                                                     COMMON SHARES                 PER
MONTH OF ISSUE             DESCRIPTION OF ISSUE         ISSUED              IMA COMMON SHARE             GROSS PROCEEDS
                           exercise of options        10,000                      $0.50                          $5,000
August 2003                exercise of warrants       18,468                      $0.50                          $9,234
                           exercise of warrants       55,000                      $0.55                         $30,250
                           exercise of warrants       69,477                      $0.75                         $52,108
                           exercise of warrants       93,500                      $0.90                         $84,150
                           exercise of warrants       5,888                       $1.10                          $6,477
                           exercise of options        14,400                      $0.40                          $5,760
September 2003             exercise of warrants       17,698                      $0.50                          $8,849
                           exercise of warrants       63,000                      $0.55                         $34,650
                           exercise of warrants       25,000                      $0.75                         $18,750
                           exercise of warrants       77,800                      $0.90                         $70,020
                           exercise of warrants       110,000                     $1.10                        $121,000
                           exercise of options        322,600                     $0.40                        $129,040
                           exercise of options        70,000                      $0.50                         $35,000
                           exercise of options        7,000                       $0.84                          $5,880
October 2003               exercise of warrants       12,500                      $0.75                          $9,375
                           exercise of warrants       28,130                      $0.90                         $25,317
                           exercise of warrants       45,478                      $1.10                         $50,026
                           exercise of options        14,600                      $0.40                          $5,840
                           exercise of options        235,000                     $0.50                        $117,500
                           exercise of options        21,500                      $0.84                         $18,060
November 2003              exercise of warrants       175,000                     $0.60                        $105,000
                           exercise of warrants       161,667                     $0.75                        $121,250
                           exercise of warrants       15,000                      $1.10                         $16,500
December 2003              exercise of warrants       364,444                     $0.60                        $218,666
                           exercise of warrants       27,500                      $0.75                         $20,625
                           exercise of warrants       34,000                      $1.10                         $37,400
                           exercise of options        10,000                      $0.40                          $4,000
                           exercise of options        100,000                     $0.50                         $50,000
January 2004               exercise of warrants       32,000                      $0.60                         $19,200
                           exercise of warrants       157,333                     $1.10                        $173,066
                           exercise of options        10,000                      $0.40                          $4,000
                           exercise of options        30,000                      $0.50                         $15,000
                           exercise of options        50,000                      $0.84                         $42,000
February 2004              exercise of warrants       120,000                     $0.60                         $72,000
                           exercise of warrants       7,500                       $0.75                          $5,625
                           exercise of warrants       75,000                      $0.90                         $67,500
                           exercise of warrants       299,700                     $1.10                        $329,670
                           exercise of options        6,250                       $0.40                          $2,500
                           private financing          1,500,000                   $3.10                      $4,650,000
March 2004                 exercise of warrants       73,667                      $0.75                         $55,250
                           exercise of warrants       4,000                       $0.90                          $3,600
                           exercise of warrants       197,040                     $1.10                        $216,744
                           exercise of options        5,000                       $1.87                          $9,350
April 2004                 exercise of warrants       799,556                     $0.60                        $479,734
                           exercise of warrants       100,000                     $0.75                         $75,000
                           exercise of warrants       185,820                     $0.90                        $167,238
                           exercise of warrants       683,435                     $1.10                        $751,779
                           exercise of warrants       10,000                      $1.87                         $18,700
                           exercise of options        27,900                      $0.40                         $11,160
                           exercise of options        30,000                      $0.84                         $25,200

No IMA Common Shares were issued during the period May 1 to May 12, 2004.

PRICE RANGE AND TRADING VOLUME

The IMA Common Shares are listed and posted for trading on the TSX-V. The following table sets out, for the periods indicated, the high and low sales price and the volume of trading for the IMA Common Shares during the periods indicated:

PERIOD                                                                 HIGH             LOW              VOLUME

2002
First Quarter.................................................         $0.56           $0.39             2,690,980
Second Quarter................................................         $0.94           $0.42             9,503,396
Third Quarter.................................................         $0.55           $0.34             2,360,296
Fourth Quarter................................................         $0.56           $0.35             2,753,752

2003
First Quarter.................................................         $1.06           $0.49            13,712,400
Second Quarter................................................         $1.65           $0.78             9,170,600
Third Quarter.................................................         $2.54           $1.32            12,946,600
Fourth Quarter................................................         $2.37           $1.42            14,026,200

2004
January 2004..................................................         $2.50           $1.73             3,755,800
February 2004.................................................         $3.81           $2.46             5,687,200
March 2004....................................................         $3.60           $2.13             6,103,600
April, 2004...................................................         $3.57           $2.39             2,507,000
May 1 to May 13, 2004.........................................         $2.70           $2.05             1,084,332

The closing market price of the IMA Common Shares on the TSX-V on May 13, 2004 was $2.07.

DIVIDEND RECORD

IMA has not paid any dividends on the IMA Common Shares since its incorporation, nor has it any present intention of paying dividends, as it anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties.

DIRECTORS AND OFFICERS

The names, countries of residence, positions held with IMA and principal occupation of the directors and officers of IMA are as set out under the heading "Annual Meeting Business - Election of Directors".

EXECUTIVE COMPENSATION

See "Annual Meeting Matters - Executive Compensation".

SUMMARY FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" below and the consolidated financial statements and notes thereto which are incorporated by reference in, and form a part of, this Management Proxy Circular. The information below has been prepared in accordance with Canadian generally accepted accounting principles.

                                                                           YEAR ENDED DECEMBER 31
                                                                                  (Audited)

                                                                  2003               2002               2001
                                                                  ----               ----               ----
INCOME STATEMENT DATA

Total Revenue                                                         Nil                Nil               Nil

Income (loss) from Continuing Operations                      (3,418,418)        (1,440,106)         (881,875)

General and Administrative Expenses                             3,164,216          1,458,276           945,685

Net Income (Loss)                                             (3,418,418)        (1,440,106)         (881,875)

Net Income (Loss) per Common Share basic and diluted              $(0.11)            $(0.06)           $(0.06)

Dividends                                                             Nil                Nil               Nil


QUARTERLY INFORMATION

The following is a summary of certain selected unaudited financial information for the most recent eight fiscal quarters comprising IMA's preceding two fiscal years:

                                                            QUARTER ENDED - UNAUDITED
            QUARTERLY
      FINANCIAL INFORMATION         MARCH 31, 2003       JUNE 30, 2003      SEPT. 30, 2003       DEC. 31, 2003
2003

Revenues                                  Nil                  Nil                 Nil                 Nil

Net income (loss) before income        (309,032)            (407,386)          (563,502)           (2,138,498)
taxes

Net income (loss):                     (309,032)            (407,386)          (563,502)           (2,138,498)

Earnings (loss) per share:               (0.01)              (0.01)              (0.02)               (0.07)

Fully diluted earnings (loss)            (0.01)              (0.01)              (0.02)               (0.07)
per share:

                                                               QUARTER ENDED - UNAUDITED
             QUARTERLY
       FINANCIAL INFORMATION         MARCH 31, 2002      JUNE 30, 2002      SEPT. 30, 2002       DEC. 31, 2002

2002

Revenues                                   Nil                 Nil                 Nil                 Nil

Net income (loss) before income         (232,679)           (436,351)           (284,128)           (486,948)
taxes

Net income (loss):                      (232,679)           (436,351)           (284,128)           (486,948)

Earnings (loss) per share:                (0.01)             (0.02)              (0.01)               (0.02)

Fully diluted earnings (loss) per         (0.01)             (0.02)              (0.01)               (0.02)
share:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

Reference  should be made to the change in  accounting  policy  and  significant accounting policies contained in notes 2 and 3 of the December 31, 2003 consolidated financial statements of IMA attached hereto. These accounting policies can have a significant impact of the financial performance and financial position of IMA.

         USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

         MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with IMA's accounting policy disclosed in Note 3 of the consolidated financial statements attached hereto, direct costs related to the acquisition and exploration of mineral properties held or controlled by it have been capitalized on an individual property basis. It is IMA's policy to expense any exploration associated costs not related to specific projects or properties. Management periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

IMA's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.

IMA's consolidated financial statements were prepared on a going concern basis which assumes that it will be able to realize assets and discharge liabilities in the normal course of business.

RESULTS OF OPERATIONS

The following discussion of the results of operations of IMA for the fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements of IMA attached hereto and related notes included therein.

        YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

IMA reported a consolidated loss of $3,418,418 ($0.11per share) in 2003, an increase of $1,978,312 from the loss of $1,440,106 ($0.06 per share) in 2002. The increase in the loss experienced by IMA in 2003, compared to 2002, was due to a number of factors of which $1,705,940 can be attributed to operating expenses and $272,372 to non-operating items.

In early 2003 IMA focused its efforts on its Navidad Project in Chubut Province located in southern Argentina. The preliminary results of its initial exploration efforts were very encouraging. Phase I of a drilling program commenced in November 2003 and continued into March 2004. A second phase is scheduled to commence in May 2004. IMA believes that the Navidad Project is worthy of its primary interest and accordingly has focused the majority of its available resources on this project and expects to continue to do so. IMA has continued to maintain the Rio Tabaconas properties in Peru in good standing, although the "force majeur" provision of the contact has been invoked until a resolution of the local cultural, developmental and environmental concerns pertaining to mining activities in the region can be addressed. On December 15, 2003 Barrick served notice that they would not be exercising their option on the Potrerillos or Rio de las Taguas properties and IMA is pursuing other partners for the continued exploration of these drill ready projects. IMA entered into a number of joint venture agreements which resulted in the farm-out of several of its properties.

On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline, commenced an action against IMA seeking a constructive trust over the Navidad Area Properties. IMA believes the Aquiline legal action is without merit and will vigorously defend itself. A Statement of Defence has been filed. The trial has been set for October 11, 2005 in Vancouver, British Columbia. At this date the outcome is not determinable.

IMA's 2003 operating expenses were $3,164,216 an increase of $1,705,940 from 2002. A significant portion of the increase for 2003 is attributed to IMA's application of the fair value method of accounting for stock options granted to its employees and directors. As permitted, IMA has elected prospective application, effective January 1, 2003. Previously options granted to IMA's directors and employees were only disclosed on a pro forma basis in the notes to IMA's consolidated financial statements. During 2003 IMA recorded a non-cash compensation expense of $1,487,235 relating to stock options granted to IMA's employees, directors and consultants. In 2002, IMA recorded an expense of $128,260 for stock options granted to its consultants and disclosed a pro forma charge of $140,840 for stock options granted to its directors and employees. Had IMA applied retroactive treatment it would have recorded an expense of $269,100 for 2002. Much of the balance of the increase in the operating expenses can be attributed to the Navidad Project program: (1) Corporate development and investor relations increased $103,333; (2) General exploration increased $46,638; (3) Travel increased $25,465. The increase of $124,935 in professional fees is primarily due to legal costs incurred in connection with the Aquiline legal action.

IMA recorded a gain of $481,779 on the optioning of properties to Ballad and Amera.

IMA wrote down the value of its mineral properties and deferred costs by $776,626 in 2003. This adjustment of property values reflects the expiration of the agreement with Barrick on IMA's Valle de Cura area properties. In 2002 IMA did not write off any mineral properties and deferred costs.

Interest and other income was $66,561 in 2003, an increase of $39,976 from 2002, primarily as a result of an increase of funds on deposit.

In 2003 IMA received cash proceeds of $6,467,245 from the sale of common shares less costs of $188,850. IMA's total assets increased from $7,432,489 at December 31, 2002 to $12,097,844 at December 31, 2003. IMA's cash position at December 31, 2003 was $4,454,241 an increase of $3,018,117 from December 31, 2002.

On May 3, 2004 IMA announced a proposed corporate reorganization (the "Reorganization"). The effect of the Reorganization will be to transfer the Transferred Assets to Golden Arrow. IMA will retain the Navidad Area Properties and will be responsible for IMA's accounts payable. The IMA Shareholders will receive Golden Arrow Common Shares which will result in an identical percentage ownership by the IMA Shareholders before and after the Reorganization.

        YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

IMA reported a consolidated loss of $1,440,106 ($0.06 per share) in 2002, an increase of $558,231 from the loss of $881,875 ($0.06 per share) in 2001. The increase in the loss experienced by IMA in 2002, compared to 2001, was due to a number of factors of which $512,591 can be attributed to operating expenditures and $45,640 to non-operating items.

As a result of adopting the new section of the Canadian Institute of Chartered Accountants' Handbook Section 3870 effective January 1, 2002 IMA has recognized compensation expense of $128,260 for stock options granted to consultants which is included in the increased operating expenditures.

As a result of extremely encouraging results from Phase I drilling in the fall of 2001, IMA continued to focus its main exploration activities on the Rio Tabaconas project in Peru for the first half of 2002 by carrying out extensive pre-drill work to further define drill targets on the property's most advanced gold zones, Tablon and Cerro Las Minas. As a result of the pre-drill program the potential size of the mineralized zone was significantly expanded. A substantial follow up Phase II drill program was developed to test the identified drill targets. In order to obtain financing for the work. IMA proceeded with an extensive market awareness program and investor relations campaign throughout North America and Europe with the assistance of several consultants. During the first six months of 2002 IMA raised net equity proceeds of $1,659,827 for further exploration and property payments in Peru and Argentina and general working capital.

By the middle of the year IMA acquired an additional 8,000 ha (10,851.3 acres) in Northern Peru and increased its properties in the Patagonia region in southern Argentina during the remainder of the year to a total of 91,423 ha (124,007 acres) as compared to 7,650.3 ha (10,377 acres in 2001).

As a result of the Provincial and Municipal elections in Peru held in November 2002 and the substantial investment required to advance the Rio Tabaconas project through the next exploration stage, in June 2002 IMA announced its intention to take a more measured approach to exploration on the Rio Tabaconas project to ensure that all local cultural, developmental and environmental concerns in the region have been addressed . IMA intends to conduct further exploration only after an agreement with the local community of Tamborapa has been finalize.

In the meantime, IMA devoted its attention to aggressively assessing its grass roots properties, acquiring and advancing some of the exciting projects in Argentina such as Las Bayas and lately the Navidad Project.

Through out the year exploration on the Potrerillos and Rio de las Taguas properties was on hold pending a resumption of exploration and development activities at the nearby Pascua-Lama and Veladero deposits by Barrick. The property option agreement due to expire on November 30, 2002, was extended by mutual consent to allow Barrick's technical team to review additional properties of IMA. Subsequent to the year end, Barrick and IMA agreed to extend the Selection Notice Period in the option agreement from November 30, 2002 to December 30, 2003. In return for the extension Barrick paid US$65,000 which will be used to make payments to maintain the option properties in good standing.

As a result of the above corporate activities there were increases in to the following expenses: (i) Administration and management services - $4,218; (ii) Bank charges and interest - $3,028; (iii) Corporate development and investor relations - $161,175 of which $51,417 reflects the cost of full time investor relations staff, $51,906 for investor relations consultant, $30,223 for various media advertising and $25,323 for international and other conferences; ( iv) General exploration - $70,446 as a result of an aggressive examination of grassroots properties mainly in the Patagonia region; ( v ) Printing - $10,171 mainly for investor presentation material; ( vi) Professional fees - $67,776 which relates to the ongoing North America and European market awareness program; ( vii ) Salaries and employee benefits - $998 reflects a slight increase in administration wages and benefits cost; (viii) Stock based compensation - $128,260 for stock options granted to consultants, as required by the CICA Handbook Section 3870 effective January 1, 2002; ( ix ) Telephone and utilities - $ 9,230 due to the increase in correspondence with Europe, North America and South America; ( x ) Transfer agent and regulatory fees - $20,235 as a result of the increase in equity financings; (xi) Travel and accommodation - $42,745 mainly due to the European market awareness and investor relations program and trips to Peru and Argentina for property negotiations.

The following  expenses decreased for the year (i) Amortization and depreciation
- $1,885; and (ii) Office and sundry - $3,052 as a result of cost recovery from a private company sharing office space; (iii) Rent, parking and storage - $754 as a result of cost recovery from a private company sharing office space;

During 2002 IMA did not write-off of mineral claims and deferred costs, compared to a write off of $21,483 in 2001. The mineral claims written off during 2001 were 100 % owned by IMA.

Interest and miscellaneous income reported for 2002 was $26,585 a decrease of $70,695 from $97,280 reported in 2001 as a result of lower interest rates paid on funds on deposit and no overhead charge for the exploration expenditures on the Valle de Cura property allowed under the Barrick agreement.

During 2002, IMA did not dispose of any common shares of Viceroy. IMA sold 100,000 Viceroy shares in 2001 for cash proceeds of $16,966 resulting in a loss or $6,534. No provision was required for Marketable Securities for the year ended 2002 as compared to $22,483 in 2001.

IMA's total assets increased from $5,487,374 at December 31, 2001 to $7,432,489 at December 31, 2002. The increase is attributed to the equity financing conducted by IMA through four private placements and exercise of warrants and stock options issuing 7,958,387 common shares for proceeds of $3,458,382 before deducting share issue costs of $194,056.

LIQUIDITY AND CAPITAL RESOURCES

IMA's cash position at December 31, 2003 was $4,454,241 an increase of $3,018,117 from December 31, 2002. Total assets increased from $7,432,489 at December 31, 2002 to $12,097,844 at December 31, 2003 funded primarily from the issue of common shares for net proceeds of $6,352,774. During the year ended December 31, 2003 IMA completed a brokered private placement for 2,900,000 units at a price of $0.90 per unit, for cash proceeds of $2,421,150, net of share issue costs of $188,850 which closed in April 2003. Each unit consisted of one common share and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 per share on or before April 28, 2004. In addition, options and warrants were exercised which resulted in cash proceeds of $3,931,624 to IMA during the year.

In February 2004 IMA completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,307,500 net of costs of $342,500. In addition IMA has received $2,308,105 from the exercise of warrants and options from January 1 to April 27, 2004.

IMA has capitalized expenditures of approximately $1,500,000 subsequent to December 31, 2003 on the Navidad Project related to the Phase I drilling program which continued into March 2004. This expenditure is not reflected in the Pro Forma Consolidated Financial Statements of IMA attached hereto. See "Information Concerning IMA - After the Arrangement - Selected Pro-Forma Financial Information".

As at April 30, 2004 IMA had working capital of approximately $7,500,000.

IMA considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration work and property commitments. A Phase II budget for the Navidad Project has been approved in the amount of $2,100,000. IMA will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that IMA will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution of its interest in its properties.

IMA's management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.

IMA does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs or the acquisition of projects.

IMA does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

LEGAL PROCEEDINGS

In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline, commenced a legal proceeding against IMA asserting that IMA unlawfully used confidential information, and is seeking a constructive trust over the Navidad Area Properties and damages. IMA is defending this action. The trial has been set for October 11, 2005 in Vancouver, British Columbia.

IMA commenced an action against Aquiline Resources Inc. by way of Writ of Summons filed on October 15, 2003 in the Supreme Court of British Columbia Vancouver Registry Action No. S035507. In the action, IMA alleges that Aquiline wrongfully interfered with a "bought deal" private placement financing scheduled to close on October 2, 2003 through the issuance of a letter which falsely asserted that IMA had misused confidential information belonging to Aquiline or its subsidiary in staking its Navidad mineral claims. Aquiline filed an Appearance to the claim on October 24, 2003. To date, no further steps have been taken in the action.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of IMA are PricewaterhouseCoopers LLP, 7th Floor, 250 Howe Street, Vancouver, British Columbia V6C 3S7.

The registrar and transfer agent of IMA is Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only contracts entered into by IMA, or its subsidiaries, within a two year period preceding the date of this Management Proxy Circular which may reasonably be regarded as presently material.

1. Consulting Services Agreement between Oxbow International Marketing Corp. ("Oxbow") and IMA Resource Corporation, dated January 1, 1999 and amended on July 1, 1996, July 1, 1999, July 1, 2001, and July 1, 2002. See
       "Annual Meeting Matters - Executive Compensation - Management Contracts".

2. Leter of Intent dated March 6, 2003, as subsequently amended, among IMA, Inversiones Mineras Argentinas S.A. and Amera. See "Information Concerning IMA - Before the Arrangement - Principal Properties - Arturo's Property (Mogote)".

3.     Arrangement Agreement. See "The Arrangement - The Arrangement Agreement."

4. Indemnity Agreement to be entered into between IMA and Golden Arrow in connection with the Arrangement. See "The Arrangement - Conditions to the Arrangement Becoming Effective" and "Information Concerning IMA - Before the Arrangement - Legal Proceedings".

               INFORMATION CONCERNING IMA - AFTER THE ARRANGEMENT

The following pro forma information concerning IMA assumes the completion of and gives effect to the Arrangement.

CORPORATE STRUCTURE

For  a  simplified   corporate   chart  setting  forth  all  of  IMA's  material
subsidiaries, their jurisdictions of incorporation, the percentage of voting securities or ownership held by IMA and the principal mineral resource properties held by each of them as of the Effective Date, see "The Arrangement - Details of the Arrangement".

MINERAL PROPERTIES OF IMA

As of the Effective Date, IMA will hold interests in the Navidad Area Properties, including the Navidad Project. For a description of the properties, see "Information Concerning IMA - Before the Arrangement - Mineral Properties - Navidad Project".

DESCRIPTION OF SHARE CAPITAL

As of the Effective Date, the authorized capital of IMA will consist of an unlimited number of New IMA Common Shares and 100,000,000 IMA Preferred Shares. All of the New IMA Common Shares will be fully paid and not subject to any future call or assessment. All of the New IMA Common Shares will rank equally as to voting rights, participation in a distribution of the assets of IMA on a liquidation, dissolution or winding-up of IMA and the entitlement to dividends. Shareholders will be entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each New IMA Common Share will carry with it the right to one vote. See "Information Concerning IMA - Description of Share Capital - Preferred Shares - Preferred Shares, Series 1" for a description of the special rights and restrictions attached to the IMA Preferred Shares and the Preferred Shares, Series 1.

As of the Effective Date, IMA's share capital will be as follows:

                                                         NUMBER OUTSTANDING
DESIGNATION OF SECURITY     AMOUNT AUTHORIZED         AS AT THE EFFECTIVE DATE

Common Shares                   unlimited                   40,805,653(1)

Preferred Shares               100,000,000                   18,283,053

(1) A total of 8,160,949 New IMA Common Shares will also be reserved for issuance pursuant to the exercise of IMA Options, IMA Warrants and other rights to acquire IMA Common Shares. See "Information Concerning IMA - Before the Arrangement - Rights to Purchase Securities". These figures assume no further IMA Common Shares are issued between the date hereof and the Effective Date and that 1,012,778 IMA Warrants expire on May 23, 2004.

PRINCIPAL INDEBTEDNESS

As of the Effective Date, IMA will have no long-term debt.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of management of IMA, that no persons which beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding New IMA Common Shares as of the Effective Date.

RIGHTS TO PURCHASE SECURITIES

For a summary of all options, warrants and other rights to acquire securities of IMA as of the Effective Date, see "The Arrangement - Effect of the Arrangement on Certain Outstanding Securities of IMA".

DIRECTORS AND OFFICERS

As of the Effective Date, and subject to being elected at the Meeting, the Directors and Officers of IMA will be as set forth under "Information Concerning IMA - Annual Meeting Matters - Election of Directors and Officers".

MATERIAL CONTRACTS

As of the Effective Date, IMA or its subsidiaries will remain a party to all material contracts described under "Information Concerning IMA - Before the Arrangement - Material Contracts", except for those material contracts pertaining to the Golden Arrow Properties which will be transferred or assumed by Golden Arrow or its subsidiaries as described under "Information Concerning Golden Arrow - Material Contracts".

SELECTED PRO FORMA FINANCIAL INFORMATION

The following table sets forth selected pro forma financial information for IMA after giving effect to the Arrangement and should be read in conjunction with the Pro Forma Consolidated Financial Statements of IMA and Golden Arrow included in Schedule "E" to this Management Information Circular.

                                                                  AS AT
                                                             DECEMBER 31, 2003

Current Assets                                                 $10,262,787

Mineral Properties and deferred exploration
 and development costs                                          $1,291,226

Capital Assets                                                     $36,186

Liabilities                                                       $418,234

Shareholders' Equity                                           $11,171,965


                       INFORMATION CONCERNING GOLDEN ARROW

The following pro forma information concerning Golden Arrow assumes the completion of and gives effect to the Arrangement.

INCORPORATION

Golden Arrow was incorporated on May 11, 2004 under the laws of the Province of British Columbia under the name "Golden Arrow Resources Corporation". Golden Arrow's registered office is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49222, Vancouver, British Columbia V7X 1L2 and its executive offices are located at 709-837 West Hastings Street, Vancouver, British Columbia.

CORPORATE STRUCTURE

For a simplified corporate chart setting forth all of Golden Arrow's material subsidiaries, their jurisdictions of incorporation, the percentage of voting securities or ownership held by Golden Arrow and the principal mineral resource properties held by each of them as of the Effective Date, see "The Arrangement - Details of the Arrangement".

BUSINESS AND MINERAL PROPERTIES OF GOLDEN ARROW

As of the Effective Date, Golden Arrow, together with its subsidiaries, will be engaged in the acquisition, exploration and development of precious metals mineral resource properties in South America, principally in Peru and Argentina.

As of the Effective Date, Golden Arrow will hold interests in the Golden Arrow Properties. For a description of these projects, see "Information Concerning IMA
- Before the Arrangement - Mineral Properties of IMA - Non-Navidad Projects".

DESCRIPTION OF SHARE CAPITAL

As of the Effective Date, the authorized capital of Golden Arrow will consist of an unlimited number of Golden Arrow Common Shares. All of the issued and outstanding Golden Arrow Common Shares will be fully paid and not subject to any future call or assessment. All of the Golden Arrow Common Shares will rank equally as to voting rights, participation in a distribution of the assets of Golden Arrow on a liquidation, dissolution or winding-up of Golden Arrow and the entitlement to dividends. The Golden Arrow shareholders will be entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each Golden Arrow Common Share will carry with it the right to one vote.

As of the Effective Date, Golden Arrow's share capital will be as follows:

                                                             NUMBER OUTSTANDING
DESIGNATION OF SECURITY         AMOUNT AUTHORIZED           AS AT EFFECTIVE DATE

Common Shares                       unlimited                    4,080,565(1)

(1) This figure assumes that no IMA Common Shares are issued between the date of this Management Proxy Circular and the Effective Date. Under the Arrangement, each whole IMA Warrant outstanding on the Effective Date will, upon exercise of such IMA Warrant after the Effective Date, entitle the holder thereof to receive one New IMA Common Share and one tenth of one Golden Arrow Common Share at the exercise price per share provided for in the certificate representing such IMA Warrant, subject to the terms and conditions of such certificate. An aggregate of 1,012,778 IMA Warrants will expire, if not exercised, on May 23, 2004. Accordingly, assuming that no IMA Warrants are exercised prior to the Effective Date and that all IMA Warrants that are due to expire on May 23, 2004 expire on that date, Golden Arrow will on the Effective Date have common share purchase warrants outstanding that entitle the holders to purchase an aggregate of 433,995 Golden Arrow Common Shares.

PRINCIPAL INDEBTEDNESS

As of the Effective Date, Golden Arrow will have no long-term debt.

PRINCIPAL SHAREHOLDERS

As of the Effective Date, any person who currently beneficially owns, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding IMA Common Shares will retain the same percentage ownership in Golden Arrow Common Shares.

RIGHTS TO PURCHASE SECURITIES

A summary of all options, warrants and other rights to acquire securities of Golden Arrow as of the Effective Date is set forth below.

OPTIONS

As of the Effective Date, there will be no options outstanding. The board of directors of Golden Arrow may grant incentive stock options to purchase Golden Arrow Common Shares to its directors, officers, employees and consultants in amounts to be determined by the board of directors of Golden Arrow at exercise prices in compliance with the requirements of the TSX-V pursuant to a stock option plan, the terms of which are summarized below.

Golden Arrow has implemented an incentive stock option plan (the "Stock Option Plan"). The TSX-V requires all Exchange listed companies adopt stock options plans, and such plans must contain certain provisions. The Stock Option Plan is subject to approval by the TSX-V. The Stock Option Plan is expected to benefit Shareholders by enabling Golden Arrow to attract and retain high calibre personnel by offering to them an opportunity to share in any increase in value of the Golden Arrow Common Shares resulting from their efforts. The purpose of the Stock

Option Plan is to provide incentive to Golden Arrow's employees, officers, directors, and consultants responsible for the continued success of Golden Arrow. The following is a summary of the terms of the Stock Option Plan.

         ADMINISTRATION

The Stock Option Plan will be administered by Golden Arrow's board of directors (the "Golden Arrow Board") or a committee thereof.

         DESCRIPTION OF STOCK OPTION PLAN

The effective date (the "Effective Date") of the Stock Option Plan is May 14, 2004. The Stock Option Plan will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of Golden Arrow or a subsidiary of Golden Arrow.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of Golden Arrow's common shares at the time the option is granted. "Market Value" means:

         (a) for each organized trading facility on which the common shares are listed, Market Value will be the closing trading price of the Golden Arrow Common Shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;

         (b) if Golden Arrow's Common Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Golden Arrow Board, subject to any adjustments as may be required to secure all necessary regulatory approvals;

         (c) if Golden Arrow's Common Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Golden Arrow Board, subject to any adjustments as may be required to secure all necessary Regulatory Approvals; and

         (d) if Golden Arrow's Common Shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Golden Arrow Board to be the fair value of IMA's common shares, taking into consideration all factors that the Golden Arrow Board deems appropriate, including, without limitation, recent sale and offer prices of Golden Arrow shares in private transactions negotiated at arms' length.

Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if Golden Arrow is then a "Tier 1" company listed on the Exchange, the term of the option will be not more than ten years.

Options granted under the Stock Option Plan will be subject to such vesting schedule, if any, as the Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

If a material alteration in the capital structure of Golden Arrow occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Golden Arrow Board shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Golden Arrow Board determines to be appropriate and equitable under the circumstances, unless the Golden Arrow Board determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

WARRANTS

As of the date of this Management Proxy Circular, there are no share purchase warrants of Golden Arrow outstanding. However, holders of IMA Warrants are entitled to receive Golden Arrow Common Shares upon exercise of the IMA Warrants.

As of the date of this Management Proxy Circular, there are 5,352,727 IMA Warrants outstanding. Holders of IMA Warrants are entitled to receive one Golden Arrow Common Share for the exercise of every ten IMA Warrants. The following is a list of the Golden Arrow Common Shares issuable upon exercise of the IMA Warrants.

                                                            NO. OF GOLDEN ARROW COMMON
                                    NUMBER OF                  SHARES ISSUABLE UPON
                                   IMAWARRANTS              EXERCISE OF IMA WARRANTS              EXPIRY DATE

Warrants                                1,012,778                          101,278(1)<F1>           May 23, 2004
Warrants                                1,059,322                          105,932                Sept. 15, 2004
Warrants                                1,051,960                          105,196                Sept. 27, 2004
Warrants                                  750,000                           75,000                 Feb. 23, 2005
Warrants                                  200,000                           20,000                 Feb. 23, 2005
Warrants                                  100,000                           10,000                April 19, 2005
Warrants                                1,178,667                          117,867                March 16, 2005
                                        ---------                          -------
Total                                   5,352,727                          535,273
                                        =========                          =======

(1)<F1> An aggregate of 1,012,778 IMA Warrants will expire, if not exercised, on May 23, 2004. Accordingly, assuming that no IMA Warrants are exercised prior to the Effective Date and that all IMA Warrants that are due to expire on May 23, 2004 expire on that date, Golden Arrow will on the Effective Date have common share purchase warrants that entitle the holders to purchase an aggregate of 433,995 Golden Arrow Common Shares.

See "The Arrangement - Effect of the Arrangement on Certain Outstanding Securities of IMA - Share Purchase Warrants". See also "Information Concerning IMA - Before the Arrangement - Rights to Purchase Securities - Warrants" for further details.

ESCROWED SHARES

As of the Effective Date, Golden Arrow will have no performance shares or escrow shares outstanding.

PRIOR SALES

Except for the one Golden Arrow Common Share issued to the incorporator of Golden Arrow, which will be cancelled on the Effective Date, during the 12 months preceding the date of this Management Proxy Circular, Golden Arrow has not issued any Golden Arrow Common Shares.

DIVIDEND RECORD

Golden Arrow has not paid any dividends on the Golden Arrow Common Shares since its incorporation, nor has it any present intention of paying dividends, as it anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties.

DIRECTORS AND OFFICERS

As of the Effective Date, the Directors and Officers of Golden Arrow will be as set forth under "Information Concerning IMA - Annual Meeting Matters - Directors and Officers".

MANAGEMENT FEES

As at the date of this Management Proxy Circular, agreements pertaining to the management of the business affairs of Golden Arrow have not yet been formalised. Management of IMA anticipates that members of its management will provide the initial management services to Golden Arrow. Such members of management of IMA will be compensated by Golden Arrow for their time spent on the business and affairs of Golden Arrow at commercial rates.

LEGAL PROCEEDINGS

As at the date of this Management Proxy Circular, Golden Arrow is not a party to any outstanding legal proceedings. However, there can be no assurance that Golden Arrow will not in the future become a party to the litigation commenced by a subsidiary of Aquiline Resources Inc. See "Information Concerning IMA - Before the Arrangement - Legal Proceedings".

AUDITORS, TRANSFER AGENT AND REGISTRAR

As of the Effective Date, the auditors of Golden Arrow will be PricewaterhouseCoopers LLP, 7th Floor, 250 Howe Street, Vancouver, British Columbia V6C 3S7, or such other auditors as may appointed by the board of directors of Golden Arrow.

As of the Effective Date, the registrar and transfer agent of Golden Arrow will be Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

As of the Effective Date, Golden Arrow or its subsidiaries will be a party to or will assume the following material contracts of IMA:

1. Option Agreement dated January 24, 1997 as amended January 31, 2000, August 22, 2000 and April 22, 2001 among IMA, Inversiones Mineras Argentinas S.A. and Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura. See "Information Concerning IMA - Before the
         Arrangement - Principal Properties - Peruvian Properties - Rio Tabaconas Property".

2. Letter of Intent dated March 6, 2003, as subsequently amended, between IMA and Amera Resources Corporation. See "Information Concerning IMA - Before the Arrangement - Principal Properties - Arturo's Property (Mogote)".

3.       Arrangement   Agreement.   See  "The   Arrangement  -  The  Arrangement
         Agreement.'

4. Indemnity Agreement to be entered into between IMA and Golden Arrow in connection with the Arrangement. See "The Arrangement - Conditions to the Arrangement Becoming Effective" and "Information Concerning IMA - Before the Arrangement - Legal Proceedings".

5. Option Agreement dated June 11, 2003 among IMA, Inversiones Mineras Argentinas S.A. and Ballad Venture Ltd. See "Information Concerning IMA
         - Before the Arrangement - Principal Properties - Penascudo".

6. Option Agreement dated September 22, 2003 as amended, between IMA and Cloudbreak. See "Information Concerning IMA - Before the Arrangement - Principal Properties - Gollete".

SELECTED PRO FORMA FINANCIAL INFORMATION

The following table sets forth selected pro forma financial information for Golden Arrow after giving effect to the Arrangement and should be read in conjunction with the Pro Forma Consolidated Financial Statements of IMA and Golden Arrow attached as Schedule "E" to this Management Information Circular.

                                                              AS AT
                                                         DECEMBER 31, 2003

Current Assets                                                  $1,326,459

Mineral Properties and deferred exploration
   and development costs                                        $5,592,415

Capital Assets                                                      $4,286

Liabilities                                                         $8,260

Shareholders' Equity                                            $6,914,900


                                  RISK FACTORS

The following risk factors currently apply to IMA and will apply to IMA and Golden Arrow as appropriate after the Effective Date.

LIQUIDITY AND CASH FLOW

As at the date of this Management Proxy Circular, IMA has not generated any revenues from operations to fund ongoing operational requirements and cash commitments. IMA has financed its operations principally through the sale of its equity securities. As at April 30, 2004, IMA had working capital of approximately $7,500,000. IMA believes it has adequate resources to maintain its ongoing operations and will require additional financing for planned exploration and property acquisitions for the remainder of fiscal 2004. See "Management's Discussion & Analysis".

ADDITIONAL FINANCING

IMA presently has sufficient financial resources to meet property commitments on its existing property holdings. IMA at present does not, however, have sufficient funds to conduct exploration programs on all these properties and will need to obtain additional financing or find joint venture partners in order to initiate any such programs.

On February 11, 2004, IMA announced that it had entered into an agreement with two underwriters who had agreed to purchase, on a bought-deal basis, 1,500,000 units of IMA at a purchase price of $3.10 per unit, for total proceeds of $4.65 million, which closed on February 23, 2004. IMA considers that it has adequate resources to maintain its ongoing operations and property commitments for the year. IMA may require additional financing if it proceeds with further planned exploration and property acquisitions for the remainder of fiscal 2004.

There is no assurance that IMA will be successful in obtaining additional financing or negotiating agreements with potential joint venture partners. The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of IMA's interests (as existing or as proposed to be acquired) in its properties as disclosed herein. IMA's business strategy contemplates investments in joint ventures to fund exploration activities on IMA's properties. Joint ventures may involve significant risks and IMA may lose any investment it makes in a joint venture, including IMA's interest in any properties it contributes. Except for the agreement between IMA and Amera, IMA does not have any definitive commitment or agreement concerning any material investment, strategic alliance or related effort, on any of IMA's properties. Any investments, strategic alliances or related efforts are accompanied by risks such as:

                  (i)      the  difficulty  of  identifying   appropriate  joint
                           venture partners or opportunities;

                  (ii)     the  time   IMA's   senior   management   must  spend
                           negotiating agreements and monitoring joint venture activities;

                  (iii) the possibility that IMA may not be able to reach agreement on definitive agreements, with potential joint venture partners;

                  (iv) potential regulatory issues applicable to the mineral exploration business;

                  (v) the investment of IMA's capital or properties and the loss of control over the return of IMA's capital or assets;

                  (vi) the inability of management to capitalize on the growth opportunities presented by joint ventures; and

                  (vii)    the insolvency of any joint venture partner.

There are no assurances that IMA would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

EXPLORATION RISKS

Mineral exploration is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that IMA's efforts to identify resources will be successful. Moreover, substantial expenditures are required to establish resources through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities. During the time required to establish resources, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating prices. IMA would like to establish resources but does not intend to construct or operate a mine.

PROJECT DELAY

IMA's minerals business is subject to the risk of unanticipated delays in permitting its projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

TITLE TO PROPERTIES

The validity of mining claims, which constitute a significant portion of IMA's undeveloped property holdings, is often uncertain and may be contested. Although IMA has attempted to acquire satisfactory title to its undeveloped properties, IMA, in accordance with mining industry practice, does not intend to obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be subject to contest by other parties. Title to properties may be subject to litigation claims by others. On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline, commenced an action against IMA seeking a constructive trust over the Navidad Area Properties and damages. IMA believes the Aquiline legal action is without merit and will vigorously defend itself. A Statement of Defence has been filed. The trial has been set for October 11, 2005 in Vancouver, British Columbia. At this date the outcome is not determinable. There can be no assurance that Golden Arrow will not be joined as a defendant in this action at some point in the future. See " Information Concerning IMA - Before the Arrangement - Legal Proceedings".

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY

In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like IMA, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of IMA's common shares fluctuated from a high of $2.54 to a low of $0.49 during the 12-month period ending December 31, 2003. There can be no assurance that continual fluctuations in price will not occur.

OPERATING HAZARDS AND RISKS

Mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which IMA has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although IMA maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event IMA could incur significant costs that could have a materially adverse effect upon its financial condition.

INSURABLE RISKS AND LIMITATIONS OF INSURANCE

IMA maintains certain insurance however, such insurance is subject to numerous exclusions and limitations. IMA maintains a Total Office Policy in Canadian dollars on its principal offices. Generally, the Total Office Policy provides a 90% coverage on office contents, up to $160,000, with a $500 deductible. In addition, the policy provides general liability coverage of up to $5,000,000 for personal injury, per occurrence and $2,000,000 for legal liability for any one premises, with a $500 deductible. IMA also has insurance coverage of up to $5,000,000 for non-owned automobile liability.

IMA maintains a Foreign Commercial General Liability policy in U.S. dollars which provides US$5,000,000 coverage for bodily injury or property damage per occurrence and coverage up to US$5,000,000 per offence for personal injury or advertising injury (libel, slander, etc.). The policy has a general aggregate limit for all claims during each consecutive policy period, except for those resulting from product hazards or completed operations hazards, of US$5,000,000. The policy has a US$5,000,000 aggregate limit for each consecutive policy period, for bodily injury or property damage liability arising out of completed operations and products. In addition, the Foreign Commercial General Liability policy provides for coverage of up to US$10,000 in medical expenses, per person, with a US$10,000 limit per accident, and up to US$100,000 for each occurrence of tenants' fire legal liability. The policy does not apply to injury or damages occurring within Canada, the United States (including its territories and possessions), Puerto Rico, any countries or territories against which the United States has an embargo, sanction or ban in effect, territorial waters of any of the foregoing, the Gulf of Mexico, or international waters or airspace when an injury or damage occurs in the course of travel or transportation to any country or place included in the foregoing. The policy also does not cover asbestos related claims or liability for bodily injury or property damages arising out of the discharge, dispersal, release or escape of smoke, vapors, soot, fumes, acids, alkalis, toxic chemicals, liquids or gases, waste materials or other irritants, contaminants or pollutants into or upon land, the atmosphere, or any water-course or body of water. The policy also contains a professional liability exclusion which applies to bodily injury or property damage arising out of defects in maps, plans, designs or specifications prepared, acquired or used by IMA or arising out of any act of negligence, error, mistake or omission in rendering or failing to render professional consulting or engineering services, whether performed by IMA or other for whom IMA is responsible.

IMA maintains a Foreign Commercial Automobile Liability Insurance policy on owned, leased, hired and non-owned automobiles with the following liability limitations: o $5,000,000 bodily injury liability for each person.

   o   $5,000,000 bodily injury liability for each occurrence.
   o   $5,000,000 property damage liability for each occurrence.
   o   $10,000 medical expense coverage, per person.
   o   $10,000 medical expense coverage, per accident.

The foregoing descriptions of IMA's insurance policies do not purport to be complete and does not cover all of the exclusions to such policies.

MANAGEMENT

IMA is dependent on the services of Joseph Grosso, the President and a director of IMA, Gerald G. Carlson, the Chairman of IMA's Board of Directors, and Arthur Lang, IMA's Chief Financial Officer. The loss of any of these people could have an adverse affect on IMA. Joseph Grosso provides his services to IMA through Oxbow International Marketing Corp. ("Oxbow"). Gerald G. Carlson provides his services to IMA through KGE Management Ltd. All of IMA's other officers and directors are employed directly by IMA. IMA has entered into consulting agreements with Oxbow and KGE Management Ltd. IMA has entered into an employment agreement with Arthur Lang. IMA does not maintain "key-man" insurance in respect of any of its principals.

DEPENDENCE UPON OTHERS

The success of IMA's operations will depend upon numerous factors, many of which are beyond IMA's control, including (i) the ability of IMA to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions, (ii) the ability to discover and produce minerals;
(iii) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by IMA. These and other factors will require the use of outside suppliers as well as the talents and efforts of IMA. There can be no assurance of success with any or all of these factors on which IMA's operations will depend.

CONFLICTS OF INTEREST

All of IMA's directors are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that IMA may enter into a transaction on terms which could place IMA in a worse position than if no conflict existed. The directors of IMA are required by law to act honestly and in good faith with a view to the best interest of IMA and to disclose any interest which they many have in any project or opportunity of IMA. However, each director has a similar obligation to other companies for which such director serves as an officer or director. IMA has no specific internal policy governing conflicts of interest.

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS

The projects in which IMA has an interest are located in Argentina and Peru. Mineral exploration and mining activities in Argentina and Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of IMA and may adversely affect its business. IMA does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult for IMA to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Both the Argentine and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.

As a result of the Provincial and Municipal elections in Peru held in November 2002 and the substantial investment required to advance the Rio Tabaconas project through the next exploration stage, in June 2002 IMA announced its intention to take a more measured approach to exploration on the Rio Tabaconas project to ensure that all local cultural, developmental and environmental concerns in the region have been addressed which may pertain to mining activities. IMA intends to conduct further exploration only after an agreement with the local community of Tamborapa has been finalized and a Social License to continue has been obtained. Aided by several local, national and international Peruvian Social-Economic consultants, a Company-Community plan has been prepared and IMA has made its social-economic policies and procedures available to the public.

Argentina has recently experienced some economic and political instability. Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally. Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country defaulted on its loans and it has worked out with the International Monetary Fund a bail-out loan agreement. IMA maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina. IMA does not believe that any current currency restrictions which may be imposed in Argentina will have any immediate impact on IMA's exploration activities.

IMPACT OF GOVERNMENT REGULATIONS ON IMA'S BUSINESS

The projects in which IMA has an interest are located in Argentina and Peru. Mineral exploration and mining activities in Argentina and Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of IMA and may adversely affect its business. IMA does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult to obtain any required exploration financing for projects. The effect of all of these factors cannot be accurately predicted. Both the Argentine and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.

         ARGENTINA

MINING INDUSTRY

Mineral companies are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code. IMA believes it is in material compliance with both the Argentinean Mineral Code and the Environmental Protection Mining Code.

MINING LAW IN ARGENTINA

In IM-11/19 Argentina; Economic Trends-Nov. 1999, the author stated:

         Although some ambiguities in its interpretation have emerged, the 1993 Argentine Mining Code has created a favorable investment climate in the sector. An influx of foreign capital is bringing major copper and gold mines on line in Catamarca and Santa Cruz provinces, as well as smaller projects elsewhere.

(Source: U.S. Department of Commerce - National Trade Data Bank, IM-11/19 ARGENTINA; ECONOMIC TRENDS-NOV. 1999).

The right to explore a property (a "cateo") and the right to exploit (a "mina") are granted by administrative or judicial authorities via concessions. Foreign individuals and corporations may apply for and hold cateos and minas, at the same level as local investors without differences of any nature. Cateos and minas are freely transferable upon registration with the Provincial Mining Registry where title to the cateo or mina was first registered. Upon the grant of a legal concession of a cateo or a mine, parties have the right to explore the land or to own the mine and the resources extracted therefrom.

REGULATORY ENVIRONMENT

Management believes the present government is deeply committed to opening up the economy, and there has been significant progress in reducing import duties and export taxes. For decades local industry has been protected, and the transition to greater international competitiveness will take some time.

Importers and exporters must be registered with Customs. Except for a very limited list of items requiring the previous approval of the authorities, there are no import restrictions. Import of pharmaceuticals, drugs, foodstuffs, defense material, and some other items require the approval of the applicable
government   authority.   Import  duties
are being progressively reduced in accordance with the free enterprise and free-trade policy being implemented by the government in order to achieve greater international competitiveness. To illustrate, duties currently range between zero and 20 percent. Restrictions on exports are not generally imposed.

POLITICAL ENVIRONMENT AND ECONOMY

In recent years Argentina has experienced a number of changes to its government. The current president, Nestor Kirchner, came to power in May 2003. The country continues to struggle with its external debt. Negotiations continue with the IMF and several of its other major creditors. The economic performance of the country has been troubled and uncertain since the late 1990's. Management believes there are currently some positive indications that the economic situation is improving.

         PERU

MINING INDUSTRY

Peru has a lengthy history of mining activities that predates the Spanish conquistadors. Although political unrest and instability have slowed the development of some of Peru's ore bodies in recent years, mining continues to be an important contributor to the national economy and exploration by foreign companies is accelerating due to the abundance of mineral sources. Peru is already a substantial producer of at least six metals and may have unexplored and unexploited reserves in these and other metals. Peru ranks among the top 20 gold producing nations, and the newly expanded Yanacocha mine is Latin America's largest single gold producer and Antamina is the world's largest zinc and copper mine.

MINERAL CONCESSIONS IN PERU

Under Peruvian law the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located, even when both belong to the same person. The rights granted by a mining concession are defensible against third parties, transferable, chargeable and in general, may be the subject of any transaction or contract. The basic unit for newly claimed mining concessions is 1,000 hectares and existing concessions of greater than 1,000 hectares will be reduced to that amount. Otherwise, concessions can only be divided by percentage parts or shares. Buildings and other permanent structures used in a mining operation are considered real property and as an accessory to the concession on which they are situated.

The concession holder must pay an annual rental of US$3.00 per hectare (except for the year of acquisition, as this rental is paid as part of the concession application fee). The concession holder must sustain a minimum level of annual commercial production of greater than US$100 per hectare in gross sales within six years of the grant of the concession or, if the concession has not been put into production within that period, from the seventh year, a penalty is due of US$6.00 per hectare per year in addition to the annual rental. The concession will terminate if the annual rental is not paid for two consecutive or alternative years. The term of a concession is indefinite provided it is properly maintained by payment of rental duties.

The Constitution of Peru provides that foreign people or countries cannot acquire or own a land title or mining right, directly or indirectly, if such land title or mining right is located within 50 kilometers of Peru's borders. The government of Peru is permitted to grant an exemption by publishing an official statement declaring a public necessity, called a Decreto Supremo. The Decreto Supremo must be signed by the President of Peru and the Presidential Cabinet, called the Consejo de Ministros.

IMA's Rio Tabaconas project was declared of public interest on June 1, 1998, by Decreto Supremo No. 020-98-EM, in benefit of Minera IMP Peru S.A. Pursuant to Decreto Supremo No. 020-98-EM, Minera IMP Peru S.A. was authorized to own the mining rights inside of the project. Decreto Supremo No. 020-98-EM was signed by the then President of Peru, Mr. Alberto Fujimori and his Presidential Cabinet.

Many commercial activities performed by private companies are subject to some government inspection or control, including mining, which requires prior government permission, licensing or concession, and compliance with special registration procedures of the Department of Energy and Mines.

TERRORISM

Peru has been the subject of terrorism by the Sendero Luminoso, a Maoist group intent on creating a socialist government, and the Tupac Amaru Revolutionary Movement (the "MRTA"). In recent years both groups have been active. In 1997, the Sendero Luminoso was implicated in a car-bombing. In 1996-1997, more than 400 people were killed when the MRTA attacked the Japanese embassy in Peru. IMA may not be able to continue its operations in Peru if the terrorism continues. IMA cannot predict if, or when, the terrorist activities will cease. IMA may not be able to find suitable labor for its Peruvian projects, may have difficulty in obtaining financing for its Peruvian projects, and may not be able to continue its activities if the terrorism continues.

ENVIRONMENTAL REGULATIONS

IMA's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. At present, IMA does not believe that compliance with environmental legislation and regulations will have a material affect on IMA's operations; however, any changes in environmental legislation or regulations, or in IMA's business, may cause compliance with such legislation and/or regulation to have a material impact on IMA's operations. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. IMA intends to ensure that it complies fully with all environmental regulations relating to its operations in Argentina and Peru.

The provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut. The provincial legislation is more restrictive than current federal Argentinean mining laws. IMA has hired a mining engineering consultant to oversee all environmental and socio-economic studies and programs to ensure international best practices for the mining industry are applied in the development of IMA's properties. Certain authorities believe that the provincial legislation may be unconstitutional. However, there can be no assurance that the provincial legislation will be repealed.

CURRENCY FLUCTUATIONS

IMA's operations in Argentina, Peru and Canada make it subject to foreign currency fluctuations and such fluctuation may adversely affect IMA's financial position and results. IMA's property, option and mining expenses are generally denominated in U.S. dollars. As such, IMA's principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars. The Canadian dollar varies under market conditions. Until the beginning of 2004, the Canadian dollar has experienced an appreciation against the U.S. dollar, which requires IMA to spend less Canadian dollars on its projects. Continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect IMA's operations and financial position. IMA's foreign subsidiaries comprise a direct and integral extension of IMA's operations. These subsidiaries are also entirely reliant upon IMA to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. Management does not believe IMA is subject to material exchange rate exposure from any fluctuation of the Argentine or Peruvian currencies. IMA does not engage in hedging activities.

NO DIVIDENDS

IMA has not paid out any cash dividends to date and has no plans to do so in the immediate future.

PENNY STOCK REGULATION

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since IMA's shares are traded for less than US$5.00 per share, the shares are subject to the SEC's penny stock rules. In addition, it is anticipated that Golden Arrow's shares, if traded in the United States, will trade at less than US$5.00 per share and will be subject to the penny stock rules. IMA's shares and Golden Arrow's shares will be subject to the penny stock rules until such time as (1) the issuer's net tangible assets exceed US$5,000,000 during the issuer's first three years of continuous operations or US$2,000,000 after the issuer's first three years of continuous operations; or (2) the issuer has had average revenue of at least US$6,000,000 for three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such rules and regulations may make it difficult for holders to sell the common stock of IMA and/or Golden Arrow, and they may be forced to hold it indefinitely.

ENFORCEMENT OF LEGAL PROCESS

It may be difficult to bring and enforce suits against the IMA and Golden Arrow. IMA and Golden Arrow are corporations incorporated in British Columbia. None of IMA's nor Golden Arrow's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of IMA's and Golden Arrow's common shares to effect service of process on these persons within the United States or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against IMA, Golden Arrow or their officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against IMA, Golden Arrow or their officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against IMA, Golden Arrow or their officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

         (a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         (b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         (c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         (d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         (e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         (f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         (g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

LACK OF PUBLIC MARKET IN THE UNITED STATES

After consummation of the Arrangement, management does not believe there will be a public market for the Golden Arrow Common Shares in the United States. Management anticipates that Golden Arrow will seek to have its common shares quoted on the Over-The-Counter Bulletin Board following completion of the Arrangement; however, there are no assurances as to if, or when, the Golden Arrow Common Shares will be quoted on the Over-The-Counter Bulletin Board.
Consequently, Golden Arrow Shareholders may not be to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, Golden Arrow Shareholders may not be able to resell their shares in the United States and may have to hold them indefinitely.


                             ANNUAL MEETING BUSINESS

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it is intended to determine the number of directors at nine and to elect nine directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of IMA, or with the provisions of the BCBCA.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of IMA now held by him, his principal occupation, the period of time for which he has been a director of IMA, and the number of shares of IMA beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

NAME, POSITION AND              PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED   DIRECTOR     NUMBER OF SHARES
COUNTRY OF RESIDENCE(1)<F1>     DIRECTOR, OCCUPATION DURING THE PAST FIVE YEARS           SINCE      BENEFICIALLY HELD(3)<F3>

GERALD D. CARLSON               President  and director of Copper Ridge  Exploration     1999          45,000(4)<F4>
Chairman and Director           Inc., a public British Columbia mineral  exploration
CANADA                          company from March 1999 to present.

JOSEPH GROSSO                   Director  and  officer of IMA since  February  1990;     1990            641,902
President, Chief Executive      President of Oxbow International  Marketing Corp., a
Officer and Director            private BC company.
CANADA

ART LANG                        Chief Financial  Officer of IMA since April 2, 2004;     2004                Nil
Chief Financial Officer,        Consultant  providing financial  management services
Vice-President and Director     to various clients from 1999 to present.
CANADA


                                      -80-


NAME, POSITION AND              PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED   DIRECTOR     NUMBER OF SHARES
COUNTRY OF RESIDENCE(1)<F1>     DIRECTOR, OCCUPATION DURING THE PAST FIVE YEARS           SINCE      BENEFICIALLY HELD(3)<F3>

NIKOLAOS CACOS                  Corporate  Secretary  and  Vice-President   Investor     2002             48,551
Director and Secretary          Relations of IMA since 1993.
CANADA

SEAN HURD                       Investor  relations  manager  for IMA from June 2001     2000             21,100
Director                        to present and director since September 2000.
CANADA

ROBERT STUART (TOOKIE) ANGUS    Managing   Director,   Mergers   and   Acquisitions,     2003            150,000
Director                        Endeavour  Financial Ltd., November 2003 to present;
CANADA                          Partner in law firm,  Fasken Martineau  DuMoulin LLP
                                from February 2001 to October 2003; Partner in
                                law firm, Stikeman Elliott from 1998 to 2001.

CHET IDZISZEK                   President,  CEO and director of Madison  Enterprises     2003            308,000
Director                        Corp.  from  1993  to  present;  President,  CEO and
CANADA                          director of Adrian  Resources Ltd. from June 1990 to
                                present.

DAVID TERRY                     Vice  President,  Exploration  for  Amera  Resources     2004              2,000
Director                        Corporation  from  March 2004 to  present;  Regional
CANADA                          geologist  with the BC  Ministry of Energy and Mines
                                in Cranbrook, BC from May 2001 to March 2004;
                                Project Geologist with Boldien Limited prior to
                                May 2001.

DAVID HORTON                    Senior    Vice-President    of   Canaccord   Capital   Nominee            10,000
Nominee                         Corporation from 1996 to present.
CANADA

(1)<F1> The information as to country of residence and principal occupation, not being within the knowledge of IMA, has been furnished by the respective directors individually.

(2)<F2>  Denotes member of Audit Committee.

(3)<F3> The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of IMA, has been furnished by the respective directors individually.

(4)<F4> These shares are held by KGE Management Ltd., a private company owned by Mr. Carlson.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of IMA and to authorize the Directors to fix their remuneration.

EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer of IMA, regardless of the amount of compensation of that individual, and each of IMA's four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was at least $100,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the year ended  December 31, 2003, IMA had one Named  Executive  Officer:
Joseph Grosso, President and Chief Executive Officer (the "Named Executive Officer"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by IMA's Named Executive Officers during the financial years ended December 31, 2001, 2002 and 2003.

                           SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------------------------
                                 ANNUAL COMPENSATION                LONG TERM COMPENSATION
                              ------------------------------------- -----------------------------------
                                                                    AWARDS                   PAYOUTS
                                                                    ------------------------ ----------
NAME AND                                                OTHER       SECURITIES  RESTRICTED   LTIP
PRINCIPAL                        SALARY        BONUS    ANNUAL      UNDER       SHARES OR    PAYOUTS    ALL
POSITION               YEAR      ($)           ($)      COMPENSA    OPTIONS/    RESTRICTED   ($)        OTHER
(A)                    (B)(1)<F1>(C)           (D)      TION        SARS        SHARE        (H)        COMPEN-
                                                        ($)         GRANTED     UNITS                   SATION
                                                        (E)         (#)(2)<F2>  ($)                     ($)
                                                                    (F)         (G)                     (i)
---------------------------------------------------------------------------------------------------------------------
Joseph Grosso          2003        $102,000       -         -       200,000          -           -           -
President and Chief    2002        $102,000       -         -       500,000          -           -           -
Executive Officer      2001        $102,000       -         -       300,000          -           -           -
---------------------------------------------------------------------------------------------------------------------

(1)<F1>  Fiscal years ended December 31, 2003, 2002 and 2001.
(2)<F2>  See "Options and Stock Appreciation Rights (SAR's)".

LONG TERM INCENTIVE PLAN AWARDS

Long Term Incentive Plan Awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of IMA or an affiliate of IMA, or the price of shares of IMA but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. IMA has not granted any LTIP's to the Named Executive Officer during the most recently completed fiscal year.

OPTIONS AND STOCK APPRECIATION RIGHTS

Stock Appreciation Rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the shares of IMA. No SAR's were granted to or exercised by the Named Executive Officers or directors during the most recently completed fiscal year.

OPTION GRANTS

The following table sets forth stock options granted by IMA during the financial year ended December 31, 2003 to the Named Executive Officers of IMA:

                                                                                    MARKET VALUE
                                        % OF TOTAL OPTIONS                         OF SECURITIES
                     SECURITIES UNDER       GRANTED IN           EXERCISE OR     UNDERLYING OPTIONS
NAME                 OPTIONS GRANTED     FINANCIAL YEAR(1)<F1>    BASE PRICE     ON DATE OF GRANT      EXPIRATION DATE
----                 ----------------   ------------------       ------------    ------------------    ---------------
                           (#)                                   ($/Security)       ($/Security)

Joseph Grosso            200,000              10.42%                $1.87              $1.87           August 27, 2008

(1)<F1>  Percentage of all options granted during the financial year.
(2)<F2> The exercise price of stock options was set according to the rules of the TSX-V. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of IMA's share capital.

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all exercises of stock options by the Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on an aggregated basis:

                                                                                               VALUE OF UNEXERCISED
                                                                   UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                      SECURITIES ACQUIRED   AGGREGATE VALUE         AT FISCAL YEAR-END          FISCAL YEAR-END(2)<F2>
NAME                   ON EXERCISE(1)<F1>      REALIZED         EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                             (#)                  ($)                      (#)                         ($)

Joseph Grosso              375,000             $454,500                325,000/Nil                $156,250 / N/A

(1)<F1>  All options are exercisable to acquire IMA Common Shares.

(2)<F2> Value of unexercised in-the-money options calculated using the closing price of the IMA Common Shares on the TSX-V on December 31, 2002, $1.75, less the exercise price per share of in-the-money stock options.

PENSION PLAN

IMA does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

IMA has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in IMA's most recently completed fiscal year or current fiscal year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000, except as disclosed in "Annual Meeting Business - Management Contracts".

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by IMA during the most recently completed financial year ended December 31, 2003 for their services in their capacity as directors.

During the last completed financial year ending December 31, 2003, IMA paid a total of $156,600 to its directors who are not Named Executive Officers, as a group, for salaries and professional services rendered. See also "Annual Meeting Business - Management Contracts".

         OPTION GRANTS

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

                                                                                   MARKET VALUE
                                           % OF TOTAL OPTIONS                     OF SECURITIES
                        SECURITIES UNDER      GRANTED IN           EXERCISE OR   UNDERLYING OPTIONS
NAME                    OPTIONS GRANTED    FINANCIAL YEAR(1)<F1>   BASE PRICE     ON DATE OF GRANT     EXPIRATION DATE
----                    ----------------   -----------------       -----------   ------------------    ---------------
                              (#)                                  ($/Security)     ($/Security)

Directors as a group        300,000             15.64%                $0.90             $1.07             May 30, 2008
who are not Named           225,000             11.73%                $1.87             $1.87          August 27, 2008
Executive Officers

(1)<F1>  All options are for IMA Common Shares.

(2)<F2>  Percentage of all options granted in the period.

(3)<F3> The exercise price of the option is set at not less than the market value of the IMA Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

          AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all securities acquired, the aggregate value realized and the fiscal year end number and value of unexercised options/SARs held by directors, as a group, who are not Named Executive
Officers:

                                                                                               VALUE OF UNEXERCISED
                                                                   UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                     SECURITIES ACQUIRED    AGGREGATE VALUE         AT FISCAL YEAR-END          FISCAL YEAR-END(2)<F2>
NAME                    ON EXERCISE            REALIZED         EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                    -----------            --------         -------------------------    -------------------------
                             (#)                  ($)                      (#)                         ($)

Directors, as a            379,600             $235,228                547,900/Nil                $515,915 / N/A
group, who are not
Named Executive
Officers

(1)<F1>  All options are exercisable to acquire IMA Common Shares.

(2)<F2> Value of unexercised in-the-money options calculated using the closing price of the IMA Common Shares on the TSX-V on December 31, 2002, $0.55, less the exercise price per share of in-the-money stock options.

PROPOSED COMPENSATION

IMA has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officers in the current or subsequent fiscal years.

MANAGEMENT CONTRACTS

By agreement, made effective as of July 1, 1999, Oxbow International Marketing Corp., a private company owned by Joseph Grosso, is paid a consulting fee of $8,500 per month for making available the services of Joseph Grosso as President and Chief Executive Officer of IMA. Under the terms of the contract, a payment is due in the event that Oxbow's services are terminated without cause or upon a change of control. The termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. During the fiscal year ended December 31, 2003, Oxbow was paid $102,000.

By agreement dated January 1, 1996, as amended December 10, 1996 and August 22, 2001, Nikolaos Cacos, an officer and director of IMA, is paid $5,500 per month for professional services rendered. During the fiscal year ended December 31, 2003, Mr. Cacos was paid $66,000.

By agreement dated June 11, 2001, as extended, Sean Hurd, a director of IMA, is paid $4,000 per month for professional services rendered. During the fiscal year ended December 31, 2003, Mr. Hurd was paid $48,000.

By agreement dated February 15, 2001, between IMA and KGE Management Ltd., a private company owned by Gerald Carlson, Chairman of IMA, was paid a consulting fee of $36,000 per year, plus $550 per day if services are rendered for more than five days per month, through KGE Management Ltd. The agreement expired January 14, 2001 and has been renewed until June 18, 2003. By mutual agreement on October 3, 2002, the fee was changed to $2,000 per month plus $550 per day if services are rendered for more than four days per month. During the fiscal year ended December 31, 2003, IMA paid $41,400 to KGE Management Ltd.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed herein, no director or officer of IMA is or has been, within the preceding 10 years, a director or officer of any other issuer that, while that person was acting in that capacity:

         (a) was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions for a period of more than 30 consecutive days, or

         (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PENALTIES OR SANCTIONS

No director or officer of IMA is or has, within the past 10 years:

         (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

         (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

INDIVIDUAL BANKRUPTCIES

No director or officer of IMA is or has, within the preceding 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

CONFLICTS OF INTEREST

Certain of the existing and proposed directors, officers and shareholders of IMA are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of IMA and as directors of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the BCBCA, and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.


                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

RATIFICATION OF APPROVED STOCK OPTION PLAN

At the Annual and Extraordinary General Meeting of Shareholders held on June 26, 2003, the Shareholders approved IMA's Stock Option Plan (the "Stock Option Plan") which makes a total of 10% of the issued and outstanding shares of IMA available for issuance thereunder.

The TSX-V requires all TSX-V listed companies who have adopted a stock options plan which reserves a maximum of 10% of the number of common shares of IMA issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis. Accordingly, IMA requests that the Shareholders ratify and approve IMA's Stock Option Plan.

The rules of the Exchange require that the Stock Option Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Shareholders will be asked at the Meeting to pass the ordinary resolution substantially in the form set out in paragraph 1 of Schedule "A" attached hereto.

An ordinary resolution is a resolution passed by a majority of at least 50% of the votes cast by those Shareholders, who being entitled to do so, vote in person or by proxy in respect to that resolution at the Meeting.

A full copy of the Stock Option Plan will be available at the Meeting. Shareholders may obtain a copy of the Stock Option Plan in advance of the Meeting upon request to IMA, 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, to the attention President. IMA's fax number is (604) 687-1858.

MANAGEMENT OF IMA RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE FOREGOING RESOLUTION, AND THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE FOREGOING RESOLUTION AT THE MEETING UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

TRANSITION UNDER BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

AMENDMENT OF NOTICE OF ARTICLES

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCBCA") came into force in British Columbia and replaced the former Company Act, which is the statute that previously governed IMA. Under the BCBCA, IMA has two years within which to transition ("Transition") itself under the new statute. In accordance with the BCBCA, IMA cannot complete the Arrangement or amend its Articles or Notice of Articles until the Transition to the BCBCA is completed. The Board of Directors (the "Board") of IMA approved the Transition of IMA under the BCBCA on April 29, 2004. IMA filed a transition application with the Registrar of Companies British Columbia and completed the Transition on May 4, 2004.

Concurrent with the completion of the Transition, IMA was required in accordance with the BCBCA to incorporate certain provisions known as the "Pre-Existing Company Provisions" (the "Pre-Existing Company Provisions") into its Notice of Articles, which replaced the existing Memorandum of IMA. The Pre-Existing Company Provisions provide IMA with certain default provisions in case certain provisions which are required to be included in the Articles under the BCBCA are not included in IMA's Articles.

In order to address this issue, IMA intends to delete and replace its Articles in their entirety, as set out in this Management Proxy Circular under "Particulars of Other Matters to be Acted Upon - Adoption of New Articles". The New Articles, will among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions. In accordance with the BCBCA, IMA cannot alter its Articles in relation to any matter that is included in the Pre-Existing Company Provisions until IMA has removed the application of the Pre-Existing Company Provisions by special resolution of the shareholders of IMA.

Accordingly, the shareholders of IMA will be asked at the Meeting to pass a special resolution in the form set out in paragraph 2 of Schedule "A" attached hereto.

A special resolution is a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of IMA, who being entitled to do so, vote in person or by proxy in respect to that resolution at the Meeting.

A copy of the current Notice of Articles of IMA and the proposed Notice of Articles of IMA will be available at the Meeting. Shareholders may obtain a copy of these documents in advance of the Meeting upon request to IMA, 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, to the attention President. IMA's fax number is (604) 687-1858.

MANAGEMENT OF IMA RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE FOREGOING RESOLUTION, AND THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE FOREGOING RESOLUTION AT THE MEETING UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

ADOPTION OF NEW ARTICLES

The Board has determined that it is in the best interests of IMA to adopt new articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). The language used in the Existing Articles of IMA is no longer appropriate and there are a number of references to provisions in the former Company Act (the "Former Act") which no longer exists. The New Articles also incorporate many key provisions of the BCBCA that should reinforce the importance of certain sections of the BCBCA including disclosing conflicts of interest, indemnification, fiduciary duties and other obligations that are imposed on the Board.

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the BCBCA. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the BCBCA. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the BCBCA. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that IMA cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

         BORROWING POWERS

Under the Existing Articles, IMA may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of IMA (both present and future). However, under the BCBCA, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that IMA also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of IMA to allow for such a guarantee to permit IMA the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of IMA and its shareholders.

        DIRECTORS AUTHORITY TO SET AUDITOR'S REMUNERATION

Under the BCBCA, IMA is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of IMA. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of IMA have always authorized the directors to appoint the auditors and to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

        SPECIAL MAJORITY FOR RESOLUTIONS

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the BCBCA, IMA is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. This threshold is consistent with the threshold in most other Canadian corporate law statutes such as the Canada Business Corporations Act.

        SHARE ISSUANCES

Under the Former Act, the maximum discount or commission payable on the issuance of a share of IMA was 25%. Under the BCBCA IMA is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that IMA be permitted to pay or offer the commission or discount as permitted in the BCBCA. Management of IMA believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of IMA, IMA is provided greater flexibility in possible future transactions. In addition, since IMA is a public company, it is subject to the requirements of the TSX on share issuances and discounts and commissions, which requirements are generally far more stringent than the Former Act provisions.

The following are changes to the provisions contained in the BCBCA which have an effect on provisions contained in the Existing Articles:

        OFFICERS

Under the Existing Articles, IMA was required to have a least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of IMA. These were requirements under the Former Act. However, under the BCBCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions IMA is better able to meet its corporate governance obligations as to membership of the board of directors.

         PUBLICATION OF ADVANCE NOTICE OF MEETING

Under the Existing Articles, IMA was required to publish an advance notice of a general meeting of shareholders at which directors are to be elected in the manner required under the Former Act. Under the BCBCA, IMA is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including IMA, post advance notice of a general meeting on WWW.SEDAR.COM in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

         SHARE CERTIFICATES

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of IMA he or she holds. Under the BCBCA, a shareholder is now entitled to a share certificate representing the number of shares of IMA he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as IMA, since it permits flexibility in corporate and securities transmissions.

         DISCLOSURE OF INTEREST OF DIRECTORS

Under the BCBCA, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of IMA are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the BCBCA.

         INDEMNITY PROVISION

Under the Former Act, IMA could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for IMA to indemnify directors, subject to the requirements of the Former Act. Under the BCBCA, IMA is now permitted to indemnify a past or present director or officer of IMA without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of IMA. However, under the BCBCA, IMA will be prohibited from paying an indemnity if:

         (a) the party did not act honestly and in good faith with a view to the best interests of IMA;

         (b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

         (c) the proceeding is brought against the party by IMA or an associated corporation.

As a result, the New Articles propose to allow IMA to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCBCA. Management believes that it is in the best interests of IMA to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the BCBCA.

         AUTHORIZED SHARE CAPITAL

Under the Former Act, IMA was required to set a maximum number for its authorized share capital and such number was required to be contained in IMA's memorandum. Under the BCBCA there are no maximum number restrictions and, due to the elimination of the memorandum under the BCBCA, such authorized share capital must be contained in a company's Notice of Articles. In order to provide IMA with greater flexibility to proceed with equity financings, management has determined that it will alter its authorized share capital from 200,000,000 shares divided into 100,000,000 common shares and 100,000,000 preferred shares to an unlimited number of common shares and 100,000,000 preferred shares and that such altered authorized share capital will be reflected in its New Notice of Articles. This change forms part of the Plan of Arrangement.

         HOLDING OF ANNUAL MEETINGS

Under the Former Act, annual meetings were required to be held within 13 months of the last annual meeting. The BCBCA allows for annual meetings to be held once in each calendar year and not more than 15 months after the last annual meeting and accordingly, IMA's New Articles reflect this provision.

         QUORUM FOR SHAREHOLDER MEETING

Under the Existing Articles, quorum for a shareholder meeting was two persons present and being, or representing by proxy, members holding not less than one-tenth of the shares that may be voted at the meeting. The New Articles allow for quorum to be two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

         ALTERATIONS TO CONSTATING DOCUMENT

In accordance with the BCBCA, the New Articles update the type of alterations that can be made to IMA's constating documents, and disclose the type of resolution that is required to make such amendments.

Accordingly, the shareholders of IMA will be asked at the Meeting to pass the following special resolution substantially in the form set out in paragraph 3 of Schedule "A" attached hereto.

A special resolution is a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of IMA, who being entitled to do so, vote in person or by proxy in respect to that resolution at the Meeting.

A full copy of the New Articles will be available at the Meeting. Shareholders may obtain a copy of the New Articles in advance of the Meeting upon request to IMA at 709-837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, to the attention President. IMA's fax number is (604) 687-1858.

MANAGEMENT OF IMA RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE FOREGOING RESOLUTION, AND THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE FOREGOING RESOLUTION AT THE MEETING UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or senior officer of IMA, proposed management nominee for election as a director of IMA or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to IMA or any of its subsidiaries at any time during IMA's last completed financial year, other than routine indebtedness.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below and elsewhere in this Management Proxy Circular and other than transactions carried out in the normal course of business of IMA or any of its affiliates, none of the directors or senior officers of IMA, a proposed management nominee for election as a director of IMA, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of IMA nor an associate or affiliate of any of the foregoing persons had since January 1, 2003 (the commencement of IMA's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected IMA or any of its subsidiaries or in any proposed transaction which has or would materially affect IMA or any of its subsidiaries.

On March 6, 2003 IMA entered into a letter of intent with Amera, pursuant to which Amera could earn an undivided 51 % interest in the Mogote (Arturo's) Property. To earn a 51 % interest in the property, Amera must issue 1,650,000 common shares to IMA and incur US$1,250,000 of expenditures, including work programs and underlying option payments, all over five years.

In an agreement announced on April 13, 2004 Amera negotiated an option to earn an additional 24% interest (for a total of 75% interest) in the Mogote property. Under the terms of this new agreement, Amera may exercise its option by issuing IMA an additional 300,000 shares and completing work expenditures totaling US$3,000,000 over a three-year period. Amera has committed to spend the initial US$1,000,000 by May 30, 2007. Amera received approval from the TSX-V for this transaction on April 22, 2004. Joseph Grosso and Nikolaos Cacos, both directors and officers of IMA, are also directors of Amera. Both Mr. Grosso and Mr. Cacos disclosed to the Board of Directors the nature of their interest in the transaction and abstained from voting on the resolutions to approve the agreement with Amera, as amended.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no director or senior officer of IMA nor any proposed nominee for election as a director of IMA, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

                          PARTICULARS OF OTHER MATTERS

Management of IMA knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

                                    CONSENTS

IMA has obtained consents from the following parties to the inclusion of certain information in this Management Proxy Circular and such consents have not been withdrawn prior to the filing of this Management Proxy Circular with the required regulatory authorities:

         (a) Paul Gordon Lhotka, P. Geo (B.C.), PhD., the author of the report titled Diamond Drilling of the Navidad Silver-Copper-Lead Project, November 2003 to March 2004, Chubut Province, Argentina on behalf of IMA, effective date May 12, 2004.

         (b) Paul Gordon Lhotka, P. Geo (B.C.), PhD., as responsible independent qualified person, and Keith Patterson, P. Geo (B.C.), M.Sc., the authors of the report titled Exploration of the Los Toros Gold-Silver Property, February 12 to September 11, 2002, Chubut Province, Argentina on behalf of IMA, effective date May 12, 2004.

                                AUDITORS' CONSENT

                              IMA EXPLORATION INC.

We have read the Management Proxy Circular of IMA Exploration Inc. ("IMA") dated May 14, 2004 relating to the reorganisation of the company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned circular of our audit report to the shareholders of IMA on the balance sheets of IMA as at December 31, 2003 and December 31, 2002 and the statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. Our report is dated April 27, 2004 (except for note 12(b) which is as of May 3, 2004).



Vancouver, B.C.                                   /s/ PRICEWATERHOUSECOOPERS LLP
May 14, 2004                                               Chartered Accountants

DATED at Vancouver, British Columbia this 14th day of May, 2004

                       ON BEHALF OF THE BOARD OF DIRECTORS

                                /s/ JOSEPH GROSSO

                                  Joseph Grosso
                      President and Chief Executive Officer

                               INDEX TO SCHEDULES

                                                                            PAGE

Schedule A - Text of Resolutions.......................................      A-1

Schedule B - Arrangement Agreement and Plan of Arrangement.............      B-1

Schedule C - Interim Order.............................................      C-1

Schedule D - Notice of Hearing of Petition for Final Order.............      D-1

Schedule E - Financial Statements......................................      E-1

              - Audited Consolidated Financial Statements of IMA for the financial years ended December 31, 2003, 2002 and 2001 and the auditor's report thereon

              - Pro-forma Consolidated Balance Sheets of IMA and Golden Arrow as at December 31, 2003

                                  SCHEDULE "A"
  (to the Management Proxy Circular of IMA Exploration Inc. dated May 14, 2004)


                               TEXT OF RESOLUTIONS

1.       RATIFICATION OF APPROVED STOCK OPTION PLAN

         "BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

         1. the Stock Option Plan, in the form approved by the Shareholders of IMA Exploration Inc. ("IMA") at the Annual and Extraordinary General Meeting held on June 26, 2003, is hereby ratified, confirmed and approved;

         2. IMA is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of IMA as is equal to 10% of the number of common shares of IMA issued and outstanding on the applicable grant date; and

         3. the Board or any committee created pursuant to the Stock Option Plan is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Stock Option Plan, the members."

2.       AMENDMENT OF NOTICE OF ARTICLES

         "BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

         1. the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the BUSINESS CORPORATIONS ACT (British Columbia) be removed and no longer apply to IMA Exploration Inc. ("IMA");

         2. the directors of IMA be authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles in the form presented to the Meeting reflecting the changes in paragraph 1 above effective as of the time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies;

         3. Axium Law Group be appointed as IMA's agent to electronically file the Notice of Alteration to a Notice of Articles with the Registrar of Companies;

         4. any director or officer of IMA, signing alone, be authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and

         5. the board of directors of IMA are hereby authorized to abandon the above described amendments without further approval, ratification or confirmation by the shareholders of IMA, and in such case, this special resolution shall be deemed to have been rescinded."

3.       ADOPTION OF NEW ARTICLES

         "BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

         1. the existing Articles of IMA Exploration Inc. ("IMA") be deleted in their entirety, and the form of Articles presented to the meeting of shareholders held on June 24, 2004 or any adjournment thereof. be adopted as the Articles of IMA in substitution for, and to the exclusion of the existing Articles of IMA;

         2. any director or officer of IMA, signing alone, be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and

         3. the board of directors of IMA are hereby authorized to abandon the above described amendments without further approval, ratification or confirmation by the shareholders of IMA, and in such case, this special resolution shall be deemed to have been rescinded."

4. ARRANGEMENT UNDER SECTIONS 288-299 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

         "BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

         1. the arrangement (the "Arrangement") under sections 288-299 of the BUSINESS CORPORATIONS ACT (British Columbia) substantially as set forth in the Plan of Arrangement attached as Appendix I to Schedule "B" to the Management Proxy Circular (the "Management Proxy Circular") of IMA Exploration Inc. dated effective May 14, 2004 is hereby approved and authorized;

         2. the Arrangement Agreement made as of the 14th day of May 2004 among IMA Exploration Inc., IMA Holdings Ltd. and Golden Arrow Resources Corporation, attached as Schedule "B" to the
                Management Proxy Circular is hereby confirmed, ratified and approved;

         3. the board of directors of IMA Exploration Inc. be and is hereby granted the authority to use its best judgment to proceed with and cause IMA Exploration Inc. to complete the Arrangement in the event of any variation of, or amendments to the Arrangement Agreement, without further approval by the shareholders of IMA Exploration Inc., provided that any variation or amendments are accepted by the TSX Venture Exchange in conjunction with the listing of the shares of Golden Arrow Resources Corporation on the TSX Venture Exchange;

         4. notwithstanding that this special resolution has been passed by the shareholders of IMA Exploration Inc. or has received the approval of the Supreme Court of British Columbia, the board of directors of IMA Exploration Inc. may amend or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of the certified copy of the court order approving the Arrangement with the Registrar of Companies for British Columbia without further approval of the shareholders of IMA Exploration Inc.; and

         5. any one director or officer of IMA Exploration Inc. is hereby authorized, for and on behalf of IMA Exploration Inc. to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

                                  SCHEDULE "B"
  (to the Management Proxy Circular of IMA Exploration Inc. dated May 14, 2004)


                  ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT

                              ARRANGEMENT AGREEMENT



                                      AMONG

                              IMA EXPLORATION INC.

                                       AND

                               IMA HOLDINGS CORP.

                                       AND

                       GOLDEN ARROW RESOURCES CORPORATION

















                                  MAY 14, 2004

                              ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 14th day of May, 2004.



AMONG:

         IMA EXPLORATION INC., a company incorporated under the laws of the Province of British Columbia and having a head office at 709, 837 W. Hastings St., Terminal City Club Tower Vancouver, BC V6C 3N6

         (hereinafter referred to as "IMA")

AND:

         IMA HOLDINGS CORP., a company incorporated under the laws of the Province of British Columbia and having a head office at 709, 837 W. Hastings St., Terminal City Club Tower Vancouver, BC V6C 3N6

         (hereinafter referred to as "IMA HOLDCO")

AND:

         GOLDEN ARROW RESOURCES CORPORATION, a company incorporated under the laws of the Province of British Columbia and having a ohead office at 709, 837 W. Hastings St., Terminal City Club Tower, Vancouver, BC V6C 3N6

         (hereinafter referred to as "GOLDEN ARROW")

WHEREAS:

A. IMA, IMA Holdco, a wholly owned subsidiary of IMA, and Golden Arrow have agreed to proceed with a proposed transaction by way of a plan of arrangement whereby IMA will reorganize its share capital, certain assets of IMA will be transferred to Golden Arrow, and a series of share exchanges will take place with the result that the current shareholders of IMA will have equivalent percentage shareholdings in IMA and Golden Arrow;

B. IMA proposes to convene a meeting of its securityholders to consider the Arrangement under sections 289 - 299 of the Business Corporations Act (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto; and

C. Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1.
                                 INTERPRETATION
1.1      DEFINITIONS

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

         (a)    "ARRANGEMENT   AGREEMENT"  means  this  arrangement   agreement,
                including the Appendix I hereto, as the same may be supplemented or amended from time to time;

         (b) "INTERIM ORDER" means the interim order of the Court made pursuant to the application therefor contemplated by section 4.4 hereof;

         (c) "PERSON" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

         (d) "PLAN OF ARRANGEMENT" means the plan of arrangement which is annexed as Appendix I hereto and any amendment or variation thereto made in accordance with section 6.1 hereof;

         (e) "SPECIAL RESOLUTION" means a resolution passed by a majority of not less than three quarters of the votes cast by the Securityholders who vote in respect of such resolution at the Meeting; and

         (f) "SUBSIDIARY" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

All capitalized words used in this Agreement and not otherwise defined herein shall have the meanings set forth in the Plan of Arrangement.

1.2      HEADINGS

         The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof' and "hereunder" and similar expressions refer to this Agreement (including the appendices hereto) as a whole and not to any particular article, section or other portion hereof and includes any agreement, document or instrument supplementary or ancillary hereto.

1.3      CONSTRUCTION

         In this Agreement, unless something in the context is inconsistent therewith:

         (a) the words "include" or "including" when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

         (b) a reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation;

         (c)    a  reference  to time or  date is to the  local  time or date in
                Vancouver,   British  Columbia,  unless  specifically  indicated
                otherwise;

         (d) a reference to a particular corporation includes the corporation derived from the amalgamation of the particular corporate, or of a corporation to which such reference is extended by this paragraph (d), with one or more other corporations;

         (e) a word importing the masculine gender includes the feminine or neuter and a word importing the singular includes the plural and vice versa; and

         (f) a reference to "approval", "authorization", "consent", "designation" or "notice" means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.

1.4      DATE FOR ANY ACTION

         In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.5      CURRENCY

         All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.6      ACCOUNTING PRINCIPLES

         Whenever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto, applicable as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.

1.7      APPENDIX

         The attached Appendix I, entitled "Plan of Arrangement", shall be deemed to be incorporated into and form part of this Agreement.

1.8      ENTIRE AGREEMENT

         This Agreement, together with the appendices, agreements and other documents herein or therein referred to, constitute the entire agreement among the parties pertaining to the subject manner hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

                                   ARTICLE 2.
                          EFFECTIVE DATE OF ARRANGEMENT

2.1      ARRANGEMENT

         IMA, IMA Holdco, and Golden Arrow agree to effect the Arrangement pursuant to the provisions of sections 288 to 299 of the BCBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2      EFFECTIVE TIME OF ARRANGEMENT

         The Arrangement shall become effective at 12:01 a.m. on the Effective Date.

2.3      COMMITMENT TO EFFECT ARRANGEMENT

         Subject to satisfaction of the terms and conditions of this Agreement and termination pursuant to Article 6, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective on the Effective Date and, in conjunction therewith, to cause the transactions contemplated by the Plan of Arrangement to be completed on or prior to the Effective Date. Without limiting the generality of the foregoing, the parties shall proceed forthwith to apply for the Interim Order and, upon obtainment thereof, IMA shall call the Meeting and mail the Circular to the Securityholders.

2.4      FILING OF FINAL ORDER

         Subject to the rights of termination contained in Article 6 hereof, upon the Securityholders approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order and the BCBCA, IMA obtaining the Final Order and the other conditions contained in Article 5 hereof being satisfied or waived, IMA, IMA Holdco and Golden Arrow shall send a copy of the Final Order together with such other documents as may be required by the Registrar to be filed pursuant to sections 288 to 299 of the BCBCA in order to make the Arrangement effective on the Effective Date. Upon the Arrangement becoming effective, IMA, IMA Holdco and Golden Arrow shall exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Plan of Arrangement.

                                   ARTICLE 3.
                         REPRESENTATIONS AND WARRANTIES

3.1      REPRESENTATIONS AND WARRANTIES OF IMA, IMA HOLDCO AND GOLDEN ARROW

         Each of the parties represents and warrants to each other as follows:

         (a) it is a corporation duly incorporated or continued and validly subsisting under the laws of the Province of British Columbia and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder,

         (b) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement, and this Agreement has been duly authorized by it;

         (c) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

                  (i) any provision of its constating documents or governing documents;

                  (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it; or

                  (iii) any agreement or instrument to which it is a party or by which it is bound; and

         (d) no dissolution, winding-up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it.

                                   ARTICLE 4.

                                   COVENANTS

4.1      COVENANTS OF IMA

         IMA hereby covenants and agrees with IMA Holdco and Golden Arrow as follows:

         (a) until the Effective Date, IMA and each of its Subsidiaries shall carry on its business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, except as otherwise contemplated in this Agreement;

         (b) except as otherwise contemplated in this Agreement, until the Effective Date, IMA shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

         (c) IMA shall, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by IMA and mail or cause to be mailed the Circular to the Securityholders, the directors of IMA and the auditors of IMA and any other person who is entitled to receive the Circular, all in accordance with the terms of the Interim Order and applicable law;

         (d) IMA shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, IMA shall seek:

                  (i) the approval of the Securityholders required for the implementation of the Arrangement;

                  (ii)    the Interim  Order and Final Order as provided  for in
                          section 4.4, and

                  (iii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

         (e) IMA will convene the Meeting as soon as practicable and will solicit proxies to be voted at the Meeting in favour of the Arrangement and all other resolutions referred to in the Circular; and

         (f) IMA will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.2      COVENANTS OF IMA HOLDCO

         IMA Holdco hereby covenants and agrees with IMA and Golden Arrow as follows:

         (a) except as otherwise contemplated in this Agreement, until the Effective Date, IMA Holdco shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or
                  Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

         (b) IMA Holdco shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, IMA Holdco shall seek and cooperate with IMA and Golden Arrow in seeking:

                  (i)     the Interim  Order and Final Order as provided  for in
                          section 4.4, and

                  (ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1; and

         (c) IMA Holdco will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.3      COVENANTS OF GOLDEN ARROW

         Golden Arrow hereby covenants and agrees with IMA as follows:

         (a) except as otherwise contemplated in this Agreement, until the Effective Date, Golden Arrow shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or
                  Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

         (b) Golden Arrow shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Golden Arrow shall seek and cooperate with IMA and IMA Holdco in seeking:

                  (i)     the Interim  Order and Final Order as provided  for in
                          section 4.4, and

                  (ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1; and

         (c) Golden Arrow will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.4      INTERIM ORDER AND FINAL ORDER

         Each party covenants and agrees that it will, as soon as reasonably practicable, apply to the Court pursuant to section 291 of the BCBCA for the Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of, among other matters, considering and, if deemed advisable, approving the Arrangement and that, if the approval of the Securityholders of the Arrangement as set forth in the Interim Order is obtained by IMA, as soon as practicable thereafter each party will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct.

                                   ARTICLE 5.
                                   CONDITIONS

5.1      MUTUAL CONDITIONS PRECEDENT

         The respective obligations of each party hereto to complete the transactions contemplated by this Agreement, and the obligation of IMA to file a copy of the Final Order and other documents (if any) required to give effect to the Arrangement with the Registrar, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:

         (a) the Interim Order shall have been granted in form and substance satisfactory to IMA;

         (b) the Arrangement, with or without amendment, shall have been approved at the Meeting by the Securityholders in accordance with the Interim Order,

         (c) the Arrangement with or without amendment, shall have been approved by the shareholders of each of IMA Holdco and Golden Arrow;

         (d) the Final Order shall have been granted in form and substance satisfactory to IMA;

         (e) the TSX-V shall have conditionally accepted the Arrangement and confirmed that immediately prior to the Effective Date, the IMA Special Shares and the Golden Arrow Preferred Shares issuable under the Arrangement will be listed on the TSX-V;

         (f) all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to IMA;

         (g) there shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated by the Arrangement Agreement;

         (h) IMA shall provide to Golden Arrow, on or before the Effective Date, an indemnity in form and substance acceptable to Golden Arrow for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a subsidiary of Aquiline Resources Inc. against IMA;

         (i) notices of dissent have not been delivered by Shareholders holding greater than 1% of the outstanding IMA Common Shares;


         (j)      this Agreement shall not have been terminated under Article 6;

         (k) IMA and IMA Holdco shall have completed a transition pursuant to section 436 of the BCBCA; and

         (l)      prior  to  the  Effective   Date,  all  of  the  Golden  Arrow
                  Properties located in Argentina, shall be indirectly held by IMA Holdings (BVI).

Except for the conditions set forth in subsections 5.1 (a), (b), (c), (d), (j) and (k), any of the foregoing conditions may be waived.

5.2      CONDITIONS AND OBLIGATIONS OF EACH PARTY

         The obligation of each of IMA, IMA Holdco and Golden Arrow to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time.

                                   ARTICLE 6.
                            AMENDMENT AND TERMINATION

6.1      AMENDMENT

         Subject to any mandatorily applicable restrictions under the BCBCA or the Final Order, this Agreement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Securityholders.

6.2      TERMINATION

         This Agreement may, at any time before or after the holding of the Meeting but prior to the Effective Date, be unilaterally terminated by the board of directors of IMA without further notice to, or action on the part of, its Securityholders for whatever reasons it may consider appropriate.

6.3      EFFECT OF TERMINATION

         Upon the termination of this Agreement pursuant to section 6.2 hereof, no party shall have any liability or further obligation to any other party hereunder.

                                   ARTICLE 7.
                                     MERGER

7.1      MERGER OF CONDITIONS

         The conditions set out in sections 5.1 and 5.2 shall be conclusively deemed to have been satisfied, waived or released on the Effective Date.

7.2      MERGER OF REPRESENTATIONS, WARRANTIES AND COVENANTS

         The provisions of sections 3.1, 4.1, 4.2 and 4.3 shall be conclusively deemed to have been satisfied in all respects on the Effective Date and shall accordingly merge in and not survive the effectuation of the Arrangement.

                                    ARTICLE 8.
                                     GENERAL

8.1      NOTICES

         All notices which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as shall be specified by the parties by like notice:

          IF TO IMA EXPLORATION INC:

          IMA Exploration Inc.
          709, 837 W. Hastings St.
          Terminal City Club Tower
          Vancouver, BC  V6C 3N6

          Attention: Joseph Grosso, President and Chief Operating Officer
          Facsimile: (604) 687-1858

          WITH A COPY TO:

          Axium Law Group
          Suite 3350, Four Bentall Centre
          1055 Dunsmuir Street
          PO Box 49222
          Vancouver, BC  V7X 1L2

          Attention: Michael Varabioff
          Facsimile: (604) 692-4918

          IF TO IMA HOLDCO OR GOLDEN ARROW:

          IMA Holdings Corp. or Golden Arrow Resources Corporation (as applicable)
          709, 837 W. Hastings St.
          Terminal City Club Tower
          Vancouver, BC  V6C 3N6

          Attention: Joseph Grosso, President
          Facsimile: (604) 687-1858

         Any notice that is delivered shall be deemed to be delivered on the date of delivery to such address if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.

8.2      ASSIGNMENT

         No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party hereto.

8.3      BINDING EFFECT

         This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.4      WAIVER

         Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same.

8.5      GOVERNING LAW

         This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

8.6      EXPENSES

         All expenses incurred in connection with contemplated hereby and thereby shall be borne entirely by IMA.

8.7      COUNTERPARTS

         This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written.

IMA EXPLORATION INC.



Per: /s/ JOSEPH GROSSO
    -------------------------------
Name: Joseph Grosso
Title: President and Chief Operation Officer

IMA HOLDINGS CORP.



Per: /s/ JOSEPH GROSSO
    ------------------------------
Name: Joseph Grosso
Title: President

GOLDEN ARROW RESOURCES CORPORATION



Per:  /s/ JOSEPH GROSSO
    ----------------------------
Name: Joseph Grosso
Title: President

     APPENDIX I TO ARRANGEMENT AGREEMENT MADE AS OF THE 14 DAY OF MAY, 2004,
           AMONG IMA EXPLORATION INC., IMA HOLDINGS CORP. AND GOLDEN
                           ARROW RESOURCES CORPORATION

                  PLAN OF ARRANGEMENT UNDER SECTIONS 288 - 299

               OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

                                   ARTICLE 1.

                                 INTERPRETATION
1.1      DEFINITIONS

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

         (a) "ARRANGEMENT" means the statutory arrangement involving IMA, its Securityholders, IMA Holdco and Golden Arrow proposed under the provisions of sections 288 to 299 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

         (b) "ARRANGEMENT AGREEMENT" means the arrangement agreement made as of the 14 day of May, 2004 between IMA, IMA Holdco and Golden Arrow to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

         (c)      "BCBCA"   means  the   BUSINESS   CORPORATIONS   ACT  (British
                  Columbia), as amended;

         (d) "BUSINESS DAY" means any day, which is not a Saturday or a Sunday, or a statutory holiday in British Columbia;

         (e) "CASH" means $750,000 which will be transferred from IMA to Golden Arrow pursuant to the Plan of Arrangement;

         (f) "CIRCULAR" means the definitive form, together with any amendments thereto, of the management proxy circular of IMA to be prepared and sent to the Securityholders in connection with the Meeting;

         (g) "CONTRACTS" means all agreements to which IMA is a party, which pertain to the Golden Arrow Properties and which will be assigned from IMA to Golden Arrow pursuant to the Plan of Arrangement;

         (h)      "COURT"  means the  Supreme  Court of the  Province of British
                  Columbia;

         (i) "EFFECTIVE DATE" means July 7, 2004 or such other date as may be determined by the board of directors of IMA in accordance with the provisions of the BCBCA;

         (j) "EFFECTIVE TIME" means 12:01 a.m., Vancouver time, on the Effective Date;


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         (k)      "FINAL ORDER" means the final order of the Court approving the
                  Arrangement pursuant to the BCBCA;

         (l)      "GOLDEN  ARROW" means "Golden Arrow  Resources  Corporation" a
                  corporation   incorporated   under   the  BCBCA  in  order  to
                  facilitate the Arrangement;

         (m) "GOLDEN ARROW COMMON SHARES" means the common shares without par value in the capital of Golden Arrow which are to be issued under the Arrangement to holders of IMA Special Shares in exchange for such IMA Special Shares, and having the terms and conditions set out in Schedule D to this Plan of Arrangement;

         (n) "GOLDEN ARROW NOTE" means the demand, non-interest bearing promissory note to be issued by Golden Arrow to IMA having a principal amount and aggregate fair market value equal to the aggregate fair market value of the Golden Arrow Preferred Shares;

         (o) "GOLDEN ARROW PREFERRED SHARES" means the preferred shares of Golden Arrow which are to be issued under the Arrangement to IMA in exchange for the Transferred Assets, which will have a value equal to the Net Fair Market Value, and having the terms and conditions set out in Schedule D to this Plan of Arrangement;

         (p) "GOLDEN ARROW PROPERTIES" means all of IMA's mineral property interests in Argentina and Peru, other than the Navidad Area Properties;

         (q) "HOLDER" means, when not qualified by the adjective "registered", the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of IMA, Holdco or Golden Arrow, as the case may be;

         (r) "IMA" means IMA Exploration Inc., a company incorporated under the laws of the Province of British Columbia;

         (s) "IMA COMMON SHARES" means the common shares without par value in the capital of IMA;

         (t)      "IMA  HOLDCO"  means  IMA  Holdings   Corp.,  a  wholly  owned
                  subsidiary of IMA incorporated under the laws of the Province of British Columbia;

         (u) "IMA HOLDINGS (BVI)" means Inversiones Mineras Argentinas Holdings (BVI) Inc., a wholly-owned subsidiary of IMA Holdco which indirectly owns or will own the Golden Arrow Properties located in Argentina;

         (v) "IMA NAVIDAD (BVI)" means IMA Navidad (BVI) Inc., a wholly-owned subsidiary of IMA which indirectly owns and will, upon completion of the Arrangement, continue to own the Navidad Area Properties;

         (w) "IMA NOTE" means the demand, non-interest bearing promissory note to be issued by IMA to Golden Arrow having a principal amount and fair market value equal to the aggregate fair market value of the IMA Special Shares;

         (x) "IMA OPTIONS" means the outstanding incentive stock options of IMA entitling the holders to purchase IMA Common Shares in accordance with the terms and conditions thereof;




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         (y)      "IMA SPECIAL SHARES" means the special shares of IMA which IMA will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of IMA Common Shares in exchange for such IMA Common Shares, and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

         (z) "IMA WARRANTS" means the outstanding common share purchase warrants of IMA entitling the holders to purchase IMA Common Shares in accordance with the terms and conditions thereof;

         (aa) "IMPSA" means IMPSA Resources Corporation, an 80.69% owned subsidiary of IMA Holdco;

         (bb) "IMPSA BVI" means IMPSA BVI Inc., a wholly-owned subsidiary of IMA and IMA Holdco which indirectly owns mineral property interests in Peru;

         (cc)     "ITA" means the INCOME TAX ACT (Canada), as amended;

         (dd) "MARKETABLE SECURITIES" means the common shares of Amera Resources Corporation, Ballad Gold & Silver Ltd. and Cloudbreak Resources Ltd. held by IMA which pertain to the Golden Arrow Properties and which will be transferred from IMA to Golden Arrow pursuant to the Plan of Arrangement;

         (ee)     "MEETING"   means  the  annual  and  special  meeting  of  the
                  Securityholders to be held to consider, among other matters, the Arrangement, and any or postponement adjournment thereof;

         (ff) "NAVIDAD AREA PROPERTIES" means the Navidad Project and certain other mineral properties held indirectly by IMA in central Chubut Province, Argentina;

         (gg)     "NAVIDAD  PROJECT"  means  IMA's  silver-lead-copper   project
                  located in Chubut Province, Argentina;

         (hh) "NET FAIR MARKET VALUE" means an amount determined by the board of directors of IMA as of the Effective Date, as being an amount equal to the fair market value of the Transferred Assets;

         (ii) "NEW IMA COMMON SHARES" means common shares of IMA which IMA will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of IMA Common Shares in exchange for such IMA Common Shares;

         (jj) "PLAN OF ARRANGEMENT" means this plan of arrangement, as it may be amended from time to time in accordance with section
                  6.1 of the Arrangement Agreement;

         (kk) "PUC" means paid-up capital as defined in subsection 89 (1) of the ITA;

         (ll) "RECEIVABLES" means certain amounts owing to IMA by its subsidiaries in respect of the Golden Arrow Properties;

         (mm) "REGISTRAR" means the Registrar of Companies appointed under the BCBCA;


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                                      -4-

         (nn)     "RIGHTSHOLDERS" means the holders of IMA Options;

         (oo) "SECURITYHOLDERS" means the Shareholders and Rightsholders collectively;

         (pp)     "SHAREHOLDER"   means  a  holder  of  IMA  Common  Shares  and
                  "SHAREHOLDERS" means more than one Shareholder;

         (qq)     "TSX-V" means the TSX Venture Exchange;

         (rr)     "TRANSFER AGENT" means  Computershare Trust Company of Canada;
                  and

         (ss) "TRANSFERRED ASSETS" means the Cash, the Marketable Securities, the Contracts, the common shares of IMA Holdings
                  (BVI), the common shares of IMPSA BVI, the common shares of IMPSA and the Receivables, all of which will be transferred by IMA to Golden Arrow pursuant to the Plan of Arrangement.

1.2      INTERPRETATION NOT AFFECTED BY HEADINGS

The division of this Plan of Arrangement into articles, sections, and other portions, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof', "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections and other portions are to articles, sections and other portions to this Plan of Arrangement.

1.3      NUMBER AND GENDER

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4      STATUTES

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5      CURRENCY

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

                                   ARTICLE 2.
                              ARRANGEMENT AGREEMENT

2.1      ARRANGEMENT AGREEMENT

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.


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                                      -5-

                                   ARTICLE 3.

                                THE ARRANGEMENT

3.1      THE ARRANGEMENT

On the Effective Date, the following shall occur and be deemed to occur in the following order without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

         (a)      IMA's authorized share structure shall be amended by:

                  (i) altering the name of the 100,000,000 common shares without par value to be 100,000,000 Class A Common shares without par value; and

                  (ii)    creating the following two new classes of shares:

                          (a) an unlimited number of common shares without par value; and

                          (b) an unlimited number of special shares without par value

                   IMA's shares shall have the rights and restrictions set out in IMA's Articles. IMA's authorized share structure shall be amended so that it is as set out in paragraph H of the Notice of Alteration attached hereto as Schedule A. IMA's Articles shall be amended by adding, as Article 27 of the Articles, the rights and restrictions set out in Schedule B hereto;

         (b) IMA's central securities register for common shares shall be redesignated as the central securities register for the Class A Common shares;

         (c) Golden Arrow's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of preferred shares without par value having the rights and restrictions set out in Golden Arrow's Articles. Golden Arrow's authorized share structure shall be amended so that it is as set out in paragraph H of the Notice of Alteration attached hereto as Schedule C. Golden Arrow's Articles shall be amended by adding, as Article 27 of the Articles, the rights and restrictions set out in Schedule D hereto;

         (d) Each IMA Common Share issued and outstanding on the Effective Date (other than shares held by dissenting shareholders) will be exchanged for one New IMA Common Share and one-tenth of one IMA Special Share. The stated capital of the New IMA Common Shares and the IMA Special Shares will be determined as follows:

                  (i) the amount of the stated capital account of the IMA Special Shares will be equal to Net Fair Market Value; and

                  (ii) the amount of the stated capital account of the New IMA Common Shares will be equal to stated capital account of the IMA Common Shares minus the Net Fair Market Value.

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                                      -6-


                  Each Shareholder shall cease to the the holder of the IMA Common Shares so exchanged and shall become the holder of the number of New IMA Common Shares and IMA Special Shares issued to such Shareholder. The name of such Shareholder shall be removed from the central securities register for IMA Common Shares in respect of the IMA Common Shares so exchanged and shall be added to the central securities register of New IMA Common Shares and IMA Special Shares, respectively, so issued to such Shareholder;

         (e) The IMA Common Shares exchanged for the New IMA Common Shares and the IMA Special Shares shall be cancelled and the appropriate entry shall be made in IMA's central securities registry;

         (f) IMA Holdco will transfer to IMA, with good and marketable title free and clear of all encumbrances, all of the shares of IMA Holdings (BVI), IMPSA BVI and IMPSA held by it. As consideration for such shares transferred to IMA, IMA will reduce the debt owed to it by IMA Holdco by an amount equal to the fair market value of such shares;

         (g) Each holder of IMA Special Shares will transfer, with good and marketable title free and clear of all encumbrances, all such shares to Golden Arrow. As consideration for the IMA Special Shares transferred to it, Golden Arrow will issue to such holders, Golden Arrow Common Shares on the basis of one Golden Arrow Common Share for every one whole IMA Special Share held by a respective holder. The stated capital account maintained in respect of Golden Arrow Common Shares shall be increased by an amount equal to the PUC of the transferred IMA Special Shares. In connection with such sale and transfer, each holder of IMA Special Shares so sold and transferred shall cease to be the holder of the IMA Special Shares so sold and transferred and shall become the holder of the number of Golden Arrow Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of IMA Special Shares in respect of the IMA Special Shares so sold and transferred and shall be added to the central securities register of Golden Arrow as the holder of the number of Golden Arrow Common Shares so issued to such holder, and Golden Arrow shall be and shall be deemed to be the transferee of the IMA Special Shares so transferred and the name of Golden Arrow shall be entered in the central securities register of IMA Special Shares so sold and transferred to Golden Arrow;

         (h) IMA will sell and transfer the Transferred Assets to Golden Arrow in consideration for the issuance by Golden Arrow of 1,000,000 Golden Arrow Preferred Shares having a collective fair market value equal to the Net Fair Market Value. IMA shall be added to the central securities registry of Golden Arrow as the holder of the number of the 1,000,000 Golden Arrow Preferred Shares so issued. IMA shall take all such actions and deliver all such documents as may be required to convey title to the Transferred Assets to Golden Arrow;

         (i) IMA will purchase for cancellation the IMA Special Shares held by Golden Arrow in consideration for the issuance by IMA to Golden Arrow of the IMA Note having a principal amount and fair market value equal to the aggregate fair market value of the IMA Special Shares purchased for cancellation. The repurchased IMA Special Shares shall be cancelled and the appropriate entry made on the central securities registry for the IMA Special Shares;


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                                      -7-


         (j) The authorized share structure of IMA shall be amended by eliminating the 100,000,000 Class A Common Shares without par value and the unlimited Special Shares without par value, none of which are issued. IMA's authorized share structure shall be amended so that it is as set out in paragraph H of the Notice of Alteration attached hereto as Schedule E. IMA's Articles shall be amended by deleting Article 27 of the Articles and replacing it with Article 27 in the form set out in Schedule F hereto;

         (k) Golden Arrow will purchase for cancellation the Golden Arrow Preferred Shares held by IMA in consideration for the issuance by Golden Arrow to IMA of the Golden Arrow Note having a principal amount and fair market value equal to the aggregate fair market value of the Golden Arrow Preferred Shares purchased for cancellation. The repurchased Golden Arrow Preferred Shares shall be cancelled and the appropriate entry made on the central securities registry for the Golden Arrow Preferred Shares;

         (l) The authorized share structure of Golden Arrow shall be amended by eliminating the unlimited preferred shares without par value, none of which are issued. Golden Arrow's authorized share structure shall be amended so that it is as set out in paragraph H of the Notice of Alteration attached hereto as Schedule G. Golden Arrow's Articles shall be amended by deleting Article 27 of the Articles which contain the rights and restrictions attached to the Golden Arrow Common Shares and Golden Arrow Preferred Shares; and

         (m) IMA will pay the principal amount of the IMA Note by transferring to Golden Arrow the Golden Arrow Note which will be accepted by Golden Arrow as full payment, satisfaction and discharge of IMA's obligation under the IMA Note and simultaneously, Golden Arrow will pay the principal amount of the Golden Arrow Note by transferring to IMA the IMA Note which will be accepted by IMA as full payment, satisfaction and discharge of Golden Arrow's obligation under the Golden Arrow Note. The IMA Note and the Golden Arrow Note will both thereupon be cancelled.

3.2      TREATMENT OF IMA WARRANTS

After the Effective Date, each whole IMA Warrant outstanding on the Effective Date will entitle the holder thereof to receive, upon exercise on or after the Effective Date, one New IMA Common Share and one tenth of one Golden Arrow Common Share at an aggregate exercise price equal to the exercise price provided for in the certificate representing such IMA Warrant, subject to the terms and conditions contained in such certificate. Holders of IMA Warrants will not be permitted to exercise IMA Warrants to purchase either New IMA Common Shares or Golden Arrow Common Shares separately from each other. A holder of IMA Warrants who partially exercises such IMA Warrants after the Effective Date will be requested to exercise such IMA Warrants in multiples of ten to avoid subscriptions for fractions of Golden Arrow Common Shares.

The net proceeds from the exercise of any IMA Warrants after the Effective Date will be split between IMA and Golden Arrow in proportion to the relative market capitalizations of IMA and Golden Arrow calculated using the weighted average market price of New IMA Common Shares and Golden Arrow Common Shares for the first five trading days commencing when the Golden Arrow Common Shares commence trading on the TSX-V, provided that in no event will Golden Arrow receive less than $0.50 per Golden Arrow Common Share issued. IMA will, forthwith upon exercise of an IMA Warrant, pay to Golden Arrow on behalf of the holder of IMA Warrants, the amount to which Golden Arrow is entitled. Upon receipt of such funds, Golden Arrow will issue and deliver to the IMA Warrant holder the certificate representing Golden Arrow Common Shares to which such IMA Warrant holder is entitled. The price at which the Golden Arrow Common Shares will be issued will be calculated by dividing the


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                                      -8-


amount of cash received by Golden Arrow from IMA, by the number of Golden Arrow Common Shares issued.

From the Effective Time, certificates representing IMA Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New IMA Common Shares as represented by the certificate and one-tenth that number of Golden Arrow Common Shares. Neither IMA nor Golden Arrow will issue new warrant certificates representing such rights.

3.3      TREATMENT OF IMA OPTIONS

After the Effective Time, all outstanding IMA Options will remain as constituted immediately prior to the Effective Time, and upon exercise, will entitle the holders to acquire the number of New IMA Common Shares equal to the number of IMA Common Shares they would have acquired had they exercised the options prior to the Effective Date.

The board of directors of Golden Arrow may grant incentive stock options to purchase Golden Arrow Common Shares to its directors, officers, employees and consultants in amounts to be determined by the board of directors of Golden Arrow at exercise prices in compliance with the requirements of the TSX-V.

3.4      DEEMED FULLY PAID AND NON-ASSESSABLE SHARES

All New IMA Common Shares, IMA Special Shares, Golden Arrow Common Shares and Golden Arrow Class A Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.5      ARRANGEMENT EFFECTIVENESS

On the Effective Date, the Arrangement shall become finally and conclusively binding on the Securityholders and each of IMA, IMA
Holdco and Golden Arrow.

3.6      SUPPLEMENTARY ACTIONS

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of IMA, IMA Holdco and Golden Arrow shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefor and any necessary addition to or deletions from share registers.

                                   ARTICLE 4.

                         CERTIFICATES AND DOCUMENTATION

4.1      IMA COMMON SHARE CERTIFICATES

From and after the Effective Time, share certificates representing IMA Common Shares shall for all purposes be deemed to be share certificates representing New IMA Common Shares, and no new share certificates shall be issued with respect to the New IMA Common Shares issued in connection with the Arrangement.


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4.2      IMA SPECIAL SHARE CERTIFICATES

Recognizing that all of the IMA Special Shares issued to the Shareholders will immediately be transferred to Golden Arrow in exchange for Golden Arrow Common Shares, IMA will not issue certificates representing the IMA Special Shares.

4.3      GOLDEN ARROW PREFERRED SHARE CERTIFICATES

Recognizing that all of the Golden Arrow Preferred Shares issued to IMA will immediately be purchased for cancellation by Golden Arrow in exchange for the Golden Arrow Note, Golden Arrow will not issue certificates representing the Golden Arrow Preferred Shares.

4.4      GOLDEN ARROW COMMON SHARE CERTIFICATES

As soon as practicable after the Effective Time, Golden Arrow shall cause to be issued to the registered holders of Golden Arrow Common Shares at the close of business on the Effective Date, share certificates representing in the aggregate number of the Golden Arrow Common Shares to which such holders are entitled following the Effective Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.

4.5      FRACTIONAL SHARES

No fractional IMA Special Shares will be issued and the number of IMA Special Shares to which each Shareholder will be entitled shall be rounded down to the next whole number. No fractional shares, including shares issuable upon the exercise of any IMA Warrants after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by either IMA or Golden Arrow. Any fractions resulting will be rounded down to the nearest whole number. No subscription for a fraction of a Golden Arrow Common Share will be accepted with respect to the exercise of IMA Warrants as set out in paragraph 3.2 above.

                                   ARTICLE 5.

                            AMENDMENT AND TERMINATION

5.1      AMENDMENT

This Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the Securityholders provided that such amendment be contained in a written document which is filed with the Court.

5.2      TERMINATION

This Plan of Arrangement may, at any time before or after the holding of the Meeting but no later than the Effective Date, be terminated by the Board of Directors of IMA without further notice to, or action on the part of, its Securityholders.

Without limiting the generality of the foregoing, IMA may terminate this Plan of Arrangement, if prior to the Effective Date, there is a material change in the business, operations, properties, assets, liabilities or condition, financial or otherwise, of IMA and its subsidiaries, taken as a whole, or in Golden Arrow, or any change in general economic conditions, interest rates or any outbreak or material escalation in, or the cessation of, hostilities or any other calamity or crisis, or there should develop, occur or come into effect any occurrence which has a material effect on the financial markets of Canada and the board of directors of IMA determines in its sole judgment that it would be inadvisable in such circumstances for IMA to proceed with the Arrangement.

5.3      EFFECT OF TERMINATION

Upon the termination of this Plan of Arrangement pursuant to Section 5.2 hereof, no party shall have any liability or further obligation to any other party hereunder.

                                   ARTICLE 6.

                         RIGHTS OF DISSENT AND APPRAISAL

6.1      DISSENT RIGHT

Notwithstanding section 3.1 hereof, Shareholders may exercise rights of dissent (the "Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2      NOTICE OF DISSENT

A Shareholder who wishes to exercise a Dissent Right must give written notice of dissent ("Notice of Dissent") to IMA by depositing such Notice of Dissent with IMA, or mailing it to IMA by registered mail, at its head office at Suite 709-837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, marked to the attention of the President, not later than two days before the IMA Meeting. A Shareholder who has given a Notice of Dissent in accordance with this section
6.2 is herein referred to as a "Dissenting Shareholder". A Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

         (a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

         (b) set out the number of IMA Common Shares in respect of which the Shareholder is exercising the Dissent Right (the "Notice Shares"), which number cannot be less than all of the IMA Common Shares held by the beneficial holder on whose behalf the Dissent Right is being exercised;

         (c) if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other shares of IMA as beneficial owner, a statement to that effect;

         (d) if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns other shares of IMA as beneficial owner, a statement to that effect, and

                  (i) the names of the registered owners of those other shares,

                  (ii) the number of those other shares that are held by each of those registered owners, and

                  (iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares;

         (e) if dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement to that effect, and

                  (i)     the name and address of the beneficial owner, and

                  (ii) a statement that the Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Shareholder's name.

6.3      RIGHT OF DISSENTING SHAREHOLDER

The giving of a Notice of Dissent does not deprive a Shareholder of his or her right to vote at the Meeting on the special resolution approving the Arrangement. A vote against the special resolution or the execution or exercise of a proxy with instructions to vote against the special resolution does not constituted a Notice of Dissent.

6.4      WHEN DISSENT RIGHT NOT AVAILABLE:

A Shareholder is not entitled to exercise a Dissent Right with respect to any IMA Common Shares if the a Shareholder votes ( or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the special resolution approving the Arrangement. However, a Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right in respect of the IMA Common Shares of which he or she is the registered holder.

6.5      NOTICE TO PROCEED

If IMA intends to act on the authority of the special resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Dissenting Shareholder promptly after the later of:

         (a)      the date on which IMA forms the intention to proceed, and

         (b)      the date on which the Notice of Dissent was received.

If IMA has acted on the authority of that special resolution it must promptly send a Notice to Proceed to the Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that IMA intends to act or has acted on the authority of the special resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6      ENTITLEMENT TO PAYMENT OF FAIR VALUE

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Dissenting Shareholder is entitled to require IMA to purchase all of the IMA Common Shares in respect of which the Notice of Dissent was given.

6.7      DEMAND FOR PAYMENT OF FAIR VALUE

A Dissenting Shareholder who receives a Notice to Proceed is bound to sell its IMA Common Shares to IMA and must send to IMA within one month after the date of the Notice to Proceed:

         (a) a written statement that the Dissenting Shareholder requires IMA to purchases all of the Notice Shares;

         (b)      the certificates representing the Notice Shares, and

         (c) if dissent is being exercised by the Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of IMA and if so, setting out:

                  (i) the names of the registered owners of those other shares,

                  (ii) the number of those other shares that are held by each of those registered owners, and

                  (iii) that dissent is being exercised in respect of all of those other shares,

whereupon IMA is bound to purchase them in accordance with the Notice of Dissent.

6.8      PAYMENT FOR NOTICE SHARES

IMA and the Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, IMA must either promptly pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that IMA is unable lawfully to pay Dissenting Shareholders for their share as IMA is insolvent or if the payment would render IMA insolvent.

6.9      APPLICATION TO COURT TO FIX PAYOUT VALUE

If IMA and the Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Dissenting Shareholder or IMA may apply to the court and the court may:

         (a) determine the payout value of the Notice Shares or order that the payout value of the notice shares be established by arbitration or by reference to the registrar or a referee of the court;

         (b) join in the application each Dissenting Shareholder who has not agreed with IMA on the amount of the payout value of the Notice Shares; and

         (c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, IMA must either pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that IMA is unable lawfully to pay Dissenting Shareholders for their shares as IMA is insolvent or if the payment would render IMA insolvent. If the Dissenting Shareholder receives a notice that IMA is unable to lawfully pay Dissenting Shareholders for their share the Dissenting Shareholder may with in 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against IMA to be paid as soon as IMA is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of IMA but in priority to its shareholders.

6.10     DEEMED NOTICE

Any notice required to be given by IMA or a Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.11     CONSEQUENCES OF EXERCISING DISSENT RIGHTS

A Shareholder who:

         (a) properly exercises the Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Dissenting Shareholder, will:

                  (i)     be bound by the provisions of this Article 6;

                  (ii)    be deemed not to have participated in the Arrangement;
                          and

                  (iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by IMA in accordance with the Dissent Procedures; or

         (b)      seeks to exercise the Dissent Right, but:

                  (i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Dissenting Shareholder, or

                  (ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the Golden Arrow Common Shares based upon the number of IMA Common Shares of which such Dissenting Shareholder is the registered holder. IMA may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 6 in order to give effect to a shareholder's Dissent Rights.

6.12     ABANDONMENT OF DISSENT

A Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of IMA. A dissenting Shareholder may, with the written consent of IMA, at any time prior to the payment to the Dissenting Shareholder of the full amount of money to which the Dissenting shareholder is entitled under this
Article 6, abandon such Dissenting Shareholder's dissent to the Arrangement by giving written notice to IMA withdrawing the Notice of Dissent by depositing such notice with IMA or mailing it to IMA by registered mail, at its head at office at #709-837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of Golden Arrow Common Shares to which he or she is entitled.

6.13     RESERVATION OF GOLDEN ARROW COMMON SHARES

If a Shareholder exercises the Dissent Right, IMA shall on the Effective Date set aside and not distribute that portion of the Golden Arrow Common Shares which is attributable to the IMA Common Shares for which Dissent Rights have been exercised. If an IMA Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b) does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then IMA shall distribute to such Shareholder his or her pro rata portion of the Golden Arrow Common Shares. If a Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then IMA shall retain the portion of the Golden Arrow Common Shares attributable to such Shareholder (the "Non-Distributed Golden Arrow Shares"), and the Non-Distributed Golden Arrow Shares will be dealt with as determined by the Board of Directors of IMA in its discretion.

               SCHEDULE A TO PLAN OF ARRANGEMENT BEING APPENDIX I
                          TO THE ARRANGEMENT AGREEMENT
                      MADE AS OF THE 14TH DAY OF MAY, 2004
               AMONG IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION
                   (PARAGRAPH 3.1 (A) OF PLAN OF ARRANGEMENT)

                              NOTICE OF ALTERATION

               SCHEDULE B TO PLAN OF ARRANGEMENT BEING APPENDIX I
                          TO THE ARRANGEMENT AGREEMENT
                      MADE AS OF THE 14TH DAY OF MAY, 2004
               AMONG IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION
                     (PARAGRAPH 3.1 (A) PLAN OF ARRANGEMENT)

       27. SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON SHARES, CLASS A COMMON SHARES, SPECIAL SHARES AND PREFERRED SHARES

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

         The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

1.       VOTING

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

2.       DIVIDENDS

Subject to the prior rights of the holders of the Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the board of directors of the Company may from time to time determine and all dividends which the board of directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

3.       LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE CLASS A COMMON SHARES

         The class A common shares (the "Class A Shares") shall have attached thereto the following special rights and restrictions:

1.       VOTING

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Shares held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

2.       DIVIDENDS

Subject to the prior rights of the holders of the Preferred Shares and any other shares ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the board of directors of the Company may from time to time determine and all dividends which the board of directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

3.       LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preferred Shares and any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SPECIAL SHARES

         The special shares (the "Special Shares") shall have attached thereto the following special rights and restrictions:

1.       VOTING

The holders of Special Shares are not entitled to notice of or to attend or vote at any meeting of shareholders of the Company except as may be required by the BUSINESS CORPORATIONS ACT (British Columbia).

2.       DIVIDENDS

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the

Directors may (but need not) value the Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fraction of share interests will be issued by the Company.

3.       CONVERSION

A holder of Special Shares shall have the right, at his option, to convert at any time and from time to time, subject to the terms and provisions hereof, all or part of his Special Shares into Common Shares, on the basis of one Common Share for each Special Share. The conversion of Special Shares may be effected by surrender of the certificate or certificates representing the same at any time during usual business hours at the option of the holder at the Registered Office of the Company or at any office of any transfer agent of the Company at which the Special Shares are transferable accompanied: (1) by payment or evidence of payment of the tax (if any) payable as provided in this section 3; and (2) by written instrument of surrender in form satisfactory to the Company duly executed by the registered holder, or his attorney duly authorized in writing, in which instrument such holder shall elect to convert all or part only of the Special Shares represented by such certificate or certificates in which event the Company shall issue and deliver or cause to be delivered to such holder, at the expense of the Company, a new certificate representing the Special Shares represented by such certificate or certificates which have not been converted. The date of such surrender of certificates representing Special Shares to be converted is referred to hereinafter as the "Conversion Date". A holder of Special Shares to be converted shall not be entitled to fractional shares upon conversion but shall be entitled to receive a new certificate representing the number of remaining Special Shares which cannot be converted.

As promptly as practicable on or after the Conversion Date the Company shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Special Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully paid and non-assessable Common Shares and the number of remaining Special Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Special Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Special Shares at such time.

The registered holder of any Special Shares on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend.

The issuance of certificates for Common Shares upon the conversion of Special Shares shall be made without charge to the converting holders of Special Shares for any fee or tax in respect of the issuance of such certificates or the Common Shares represented thereby; provided, however, that the Company shall not be required to pay any tax which may be imposed upon the person or person to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificates therefore or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Special Shares converted, and the Company shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

4.       LIQUIDATION, DISSOLUTION OR WINDING-UP

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Special Shares shall rank PARI PASSU with the Common Shares of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE PREFERRED SHARES

         The preferred shares (the "Preferred Shares") shall have attached thereto the following special rights and restrictions:

1.       ISSUANCE OF SHARES

The board of directors of the Company may issue the Preferred Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Company shall fix the number of shares in such series and shall determine, subject to the limitations set out in the Articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption (if any), the conversion, exchange or reclassification rights attached thereto (if any), the voting right attached thereto ( if any), the terms and conditions of any share purchase plan or sinking fund with respect thereto, and any other terms not inconsistent with these provisions. Before the issue of the first shares of a series, the board of directors of the Company shall send to the Registrar (as defined in the, BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)) a certified copy of the directors' resolution containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the board of directors of the Company.

2.       VOTING

Except as hereinafter referred to or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

3.       DIVIDENDS

No rights, privileges, restrictions or conditions attached to a series of Preferred Shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Preferred shares then outstanding. The Preferred Shares shall be entitled to priority over the Common Shares of the Company and over any other shares of the Company ranking junior to the Preferred shares with respect to priority in the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences, not inconsistent with paragraphs 1 to 4 hereof, over the Common shares and over any other shares ranking junior to the Preferred shares as may be determined in the case of such series of Preferred Shares.

4.       AMENDMENT TO RIGHTS AND RESTRICTIONS

The rights privileges, restrictions and conditions attaching to the Preferred shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred shares given as hereinafter specified. The approval of the holders of the Preferred shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preferred shares as a class or to any other matter requiring the consent of the holders of the Preferred shares as a class shall be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Preferred shares duly called for that purpose. The formalities to be observed in respect of the giving notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) (as from time to time amended, varied or replaced) and prescribed in the Articles of the Company with respect to meetings of shareholders. On every poll taken at a meeting of holders of Preferred shares as a class, each holder entitled to vote thereat shall have one vote in respect of each Cdn.$1.00 of stated capital added to the appropriate stated capital account of the Company in respect of the issue of each such share held by the holder.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE PREFERRED SHARES, SERIES 1

The preferred shares, series I (the "Series I Shares") shall have attached thereto the following special rights and restrictions:

1.       DIVIDENDS

Subject to the prior rights of any shares of the Company ranking in priority to the Series I Shares, the holders of Series I Shares shall be entitled to receive, if, as and when declared by the board of directors of the Company, non-cumulative dividends in an amount or amounts to be determined by the board of directors from time to time.

2.       REDEMPTION

Subject to the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking in priority to the Series I Shares, the Company may redeem at any time any of the then outstanding Series I Shares on payment in cash or property for each share of an amount equal to the Redemption Amount (as defined below), together with all declared and unpaid dividends thereon. The redemption amount (the "Redemption Amount") will be determined by dividing Cdn. $3,495,800 by the number of Series I Shares issued.

Every registered holder of Series I Shares may (at his, her or its option upon giving notice) require the Company at any time to redeem any of the Series I Shares held by such holder, and the Company shall pay to such holder for each share which the holder requires to be redeemed, the Redemption Amount, together with all declared and unpaid dividends thereon. If only a part of the shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Company. From and after the redemption, the holders of the Series I Shares to be redeemed as aforesaid, shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights as a member in respect thereof unless payment of the redemption value of his, her or its shares shall not be made upon presentation of the certificate in which case the rights of the holder shall remain unaffected.

3.       LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of any dissolution, liquidation or winding-up of the Company or other distribution of the property or assets of the Company, the holders of Series I Shares shall be entitled to receive from the property or assets of the Company an amount equal to the Redemption Amount, together with all declared and unpaid dividends thereon. Subject to the prior rights of any shares of the Company ranking in priority to the Series I Shares, such payment or distribution shall be made prior to the payment of any amount or any amount or distribution of any property or assets of the Company to the holders of Common shares or any other shares ranking junior to the Series I Shares. Upon payment of the holders of record of the Series I Shares on the date of distribution of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the property or assets of the Company.

4.       VOTING

The holders of the Series I Shares will not be entitled to any vote in respect of any general meeting of shareholders of the Company.

5.       AMENDMENT TO RIGHTS AND RESTRICTIONS

The provisions attaching to the Series I Shares may be repealed, altered, modified or amended but only with the prior approval of the holders of the Series I Shares, given by an instrument (s) in writing by the holders of all Series I Shares, or by a resolution passed by at least two-thirds of the votes cast at a meeting of the holders of the Series I Shares called for such purpose. Such requirement for the approval of the holders of the Series I Shares shall be in addition to any vote, authorization, confirmation or approval as may then be required by applicable law.

               SCHEDULE C TO PLAN OF ARRANGEMENT BEING APPENDIX I
                          TO THE ARRANGEMENT AGREEMENT
                      MADE AS OF THE 14TH DAY OF MAY, 2004
               AMONG IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION
                   (PARAGRAPH 3.1 (C) OF PLAN OF ARRANGEMENT)

                              NOTICE OF ALTERATION

               SCHEDULE D TO PLAN OF ARRANGEMENT BEING APPENDIX I
                          TO THE ARRANGEMENT AGREEMENT
                      MADE AS OF THE 14TH DAY OF MAY, 2004
               AMONG IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION
                   (PARAGRAPH 3.1 (C) OF PLAN OF ARRANGEMENT)

              27. SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE
                       COMMON SHARES AND PREFERRED SHARES

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

         The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

1.       VOTING

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

2.       DIVIDENDS

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the board of directors of the Company may from time to time determine and all dividends which the board of directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

3.       LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE PREFERRED SHARES

         The preferred shares (the "Preferred Shares") shall have attached thereto the following special rights and restrictions:

1.       VOTING

The holders of Preferred Shares shall be entitled to receive notices of and to attend and vote at all meetings of the shareholders of the Company in the same manner and to the same extend as are the holders of the Common Shares.

2.       DIVIDENDS

The holders of the Preferred Shares shall be entitled to receive, and the Company shall pay thereon as and when declared by the Board of Directors out of the monies of the Company properly applicable to the payment of dividends, dividends which shall be in the amounts and upon the conditions that shall have been agreed upon by the Board of Directors at the time of issuance and sale of each such share.

3.       LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preferred Shares shall be entitled to receive, before any distribution of any part of the property and assets of the Company among the holders of the Common Shares, an amount equal to one hundred percent (100%) of the amount paid thereon and any dividends declared thereon and unpaid, and no more.

4.       PARTICIPATION IN THE PROFITS AND ASSETS

The Preferred Shares shall rank, both as regards dividends and return of capital, in priority to the Common Shares of the company, but shall not be entitled to any further right to participate in the profits or assets of the Company.

               SCHEDULE E TO PLAN OF ARRANGEMENT BEING APPENDIX I
                          TO THE ARRANGEMENT AGREEMENT
                      MADE AS OF THE 14TH DAY OF MAY, 2004
               AMONG IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION
                   (PARAGRAPH 3.1 (J) OF PLAN OF ARRANGEMENT)

                              NOTICE OF ALTERATION

               SCHEDULE F TO PLAN OF ARRANGEMENT BEING APPENDIX I
                          TO THE ARRANGEMENT AGREEMENT
                      MADE AS OF THE 14TH DAY OF MAY, 2004
               AMONG IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION
                   (PARAGRAPH 3.1 (J) OF PLAN OF ARRANGEMENT)


               27. RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON
                          SHARES AND PREFERRED SHARES.


SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

         The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

1.       VOTING

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

2.       DIVIDENDS

Subject to the prior rights of the holders of the Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the board of directors of the Company may from time to time determine and all dividends which the board of directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

3.       LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE PREFERRED SHARES

         The preferred shares (the "Preferred Shares") shall have attached thereto the following special rights and restrictions:

1.       ISSUANCE OF SHARES

The board of directors of the Company may issue the Preferred Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Company shall fix the number of shares in such series and shall determine, subject to the limitations set out in the Articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption (if any), the conversion, exchange or reclassification rights attached thereto (if any), the voting right attached thereto ( if any), the terms and conditions of any share purchase plan or sinking fund with respect thereto, and any other terms not inconsistent with these provisions. Before the issue of the first shares of a series, the board of directors of the Company shall send to the Registrar (as defined in the, BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)) a certified copy of the directors' resolution containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the board of directors of the Company.

2.       VOTING

Except as hereinafter referred to or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

3.       DIVIDENDS

No rights, privileges, restrictions or conditions attached to a series of Preferred Shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Preferred shares then outstanding. The Preferred Shares shall be entitled to priority over the Common Shares of the Company and over any other shares of the Company ranking junior to the Preferred shares with respect to priority in the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences, not inconsistent with paragraphs 1 to 4 hereof, over the Common shares and over any other shares ranking junior to the Preferred shares as may be determined in the case of such series of Preferred Shares.

4.       AMENDMENT TO RIGHTS AND RESTRICTIONS

The rights privileges, restrictions and conditions attaching to the Preferred shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred shares given as hereinafter specified. The approval of the holders of the Preferred shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preferred shares as a class or to any other matter requiring the consent of the holders of the Preferred shares as a class shall be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Preferred shares duly called for that purpose. The formalities to be observed in respect of the giving notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) (as from time to time amended, varied or replaced) and prescribed in the Articles of the Company with respect to meetings of shareholders. On every poll taken at a meeting of holders of Preferred shares as a class, each holder entitled to vote thereat shall have one vote in respect of each Cdn.$1.00 of stated capital added to the appropriate stated capital account of the Company in respect of the issue of each such share held by the holder.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE PREFERRED SHARES, SERIES 1

The preferred shares, series I (the "Series I Shares") shall have attached thereto the following special rights and restrictions:

1.       DIVIDENDS

Subject to the prior rights of any shares of the Company ranking in priority to the Series I Shares, the holders of Series I Shares shall be entitled to receive, if, as and when declared by the board of directors of the Company, non-cumulative dividends in an amount or amounts to be determined by the board of directors from time to time.

2.       REDEMPTION

Subject to the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking in priority to the Series I Shares, the Company may redeem at any time any of the then outstanding Series I Shares on payment in cash or property for each share of an amount equal to the Redemption Amount (as defined below), together with all declared and unpaid dividends thereon. The redemption amount (the "Redemption Amount") will be determined by dividing Cdn. $3,495,800 by the number of Series I Shares issued.

Every registered holder of Series I Shares may (at his, her or its option upon giving notice) require the Company at any time to redeem any of the Series I Shares held by such holder, and the Company shall pay to such holder for each share which the holder requires to be redeemed, the Redemption Amount, together with all declared and unpaid dividends thereon. If only a part of the shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Company. From and after the redemption, the holders of the Series I Shares to be redeemed as aforesaid, shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights as a member in respect thereof unless payment of the redemption value of his, her or its shares shall not be made upon presentation of the certificate in which case the rights of the holder shall remain unaffected.

3.       LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of any dissolution, liquidation or winding-up of the Company or other distribution of the property or assets of the Company, the holders of Series I Shares shall be entitled to receive from the property or assets of the Company an amount equal to the Redemption Amount, together with all declared and unpaid dividends thereon. Subject to the prior rights of any shares of the Company ranking in priority to the Series I Shares, such payment or distribution shall be made prior to the payment of any amount or any amount or distribution of any property or assets of the Company to the holders of Common shares or any other shares ranking junior to the Series I Shares. Upon payment of the holders of record of the Series I Shares on the date of distribution of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the property or assets of the Company.

4.       VOTING

The holders of the Series I Shares will not be entitled to any vote in respect of any general meeting of shareholders of the Company.

5.       AMENDMENT TO RIGHTS AND RESTRICTIONS

The provisions attaching to the Series I Shares may be repealed, altered, modified or amended but only with the prior approval of the holders of the Series I Shares, given by an instrument (s) in writing by the holders of all Series I Shares, or by a resolution passed by at least two-thirds of the votes cast at a meeting of the holders of the Series I Shares called for such purpose. Such requirement for the approval of the holders of the Series I Shares shall be in addition to any vote, authorization, confirmation or approval as may then be required by applicable law.

               SCHEDULE G TO PLAN OF ARRANGEMENT BEING APPENDIX I
                          TO THE ARRANGEMENT AGREEMENT
                      MADE AS OF THE 14TH DAY OF MAY, 2004
               AMONG IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION
                   (PARAGRAPH 3.1 (L) OF PLAN OF ARRANGEMENT)

                              NOTICE OF ALTERATION

                                  SCHEDULE "C"
  (to the Management Proxy Circular of IMA Exploration Inc. dated May 14, 2004)


                                  INTERIM ORDER

                                                            NO. L041204
                                                            VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA


                       IN THE MATTER OF SECTION 291 OF THE
                           BUSINESS CORPORATIONS ACT,
                         S.B.C. 2002, c. 57, AS AMENDED

                                       AND


                  IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
            IMA EXPLORATION INC., IMA HOLDINGS CORP. AND GOLDEN ARROW
             RESOURCES CORPORATION AND THEIR RESPECTIVE SHAREHOLDERS


                  IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION

                                                                    PETITIONERS

                                  INTERIM ORDER



BEFORE MASTER SCARTH                 ||             FRIDAY, THE 14TH DAY
                                     ||             OF MAY, 2004
                                     ||



         THIS EX PARTE APPLICATION coming on for hearing at Vancouver, British Columbia, on the 14th day of May, 2004, and on hearing J. Brent MacLean, counsel for the Petitioners, and upon reading the Petition herein dated the 14th day of May, 2004 and filed and the affidavit of Art Lang sworn on the 14th day of May, 2004 and filed:

THIS COURT ORDERS THAT:

MEETING OF THE SHAREHOLDERS AND OPTIONHOLDERS

1. The Petitioner, IMA Exploration Inc. ("IMA"), be at liberty to convene an annual and special meeting (together the "SPECIAL MEETING") of its shareholders and of the holders of options to purchase common shares of IMA (the "Optionholders") to be held on Thursday, the 24th day of June, 2004, to be held for the purpose of considering and, if deemed advisable, approving with or without modification a plan of arrangement (the "ARRANGEMENT") substantially in the form attached as Exhibit I to the arrangement agreement attached as Exhibit "E" to the affidavit of Art Lang, which Arrangement is proposed to be made among the Petitioners and their respective shareholders.

2. The respective shareholders of IMA Holdings Corp. ("Holdings") and Golden Arrow Resources Limited ("Golden") and the holder of preferred shares of IMA be at liberty to approve the Arrangement by unanimous signed written member's resolution.

RECORD DATE

3. The record date for determination of the shareholders of IMA, entitled to receive notice of and attend and vote at the Special Meeting in compliance with the form and disclosure requirements of the BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, as amended, (the "BUSINESS CORPORATIONS ACT") and the SECURITIES ACT, R.S.B.C. 1996, c. 418, as amended, will be at 5:00 p.m. on the 12th day of May, 2004 (the "RECORD DATE"). The Record Date will also be the date for the determination of the Optionholders entitled to receive notice of and attend and vote at the Special Meeting as Optionholders.

NOTICE OF MEETING

4. Good and sufficient notice of the Special Meeting, for all purposes, will be given by IMA by mailing, by prepaid first class mail, not less than 21 days before the day appointed for the Special Meeting:

       (a)    a Notice  convening the Meeting (the "NOTICE");

       (b)    a Management  Proxy Circular (the "CIRCULAR")

       (c) a Notice of Hearing of the Petition herein (the "NOTICE OF HEARING"); and,

       (d)    instruments  of  proxy  fo r the  shareholders  of  IMA  and   the
              Optionholders (the "PROXY");

       (collectively, the "MAILED MATERIALS"),

which, are attached to or referenced in the affidavit of Art Lang, with such amendments thereto as counsel for the Petitioners may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of this Interim Order.

5. The Mailed Materials will be mailed by prepaid first class bulk mail addressed to the following persons:

       (a) the members of IMA at their registered addresses, as they may appear on the register of members of IMA on the Record Date;

       (b) the Optionholders at their recorded addresses as they appear on the records maintained or on behalf of IMA on the Record Date; and,

       (c)  the directors and auditors of IMA.

6. Good and sufficient notice of the Special Meeting, for all purposes, will be given by IMA by mailing, by prepaid first class bulk mail, the Mailed Materials as provided in this Interim Order.

SERVICE OF NOTICE OF HEARING

7. Service of the Notice of Hearing as herein set out will be good and sufficient service of the Notice of Hearing upon all those shareholders of IMA and Optionholders who may wish to appear in these proceedings and no other form of service need be made, and that service of the Mailed Materials on the shareholders of IMA and Optionholders be deemed to be effected on the second day following the day on which the Mailed Materials are mailed to the shareholders of IMA and the Optionholders, and that the Petitioners are not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Petitioners, including affidavits filed in support of such motions, or any orders made on application by the Petitioners, including this Interim Order, on any shareholders of the Petitioners or Optionholders except on written request.

8. The accidental omission to give notice of the Special Meeting to, or the non-receipt of such notice by one or more of the persons entitled thereof, will not invalidate any resolution passed or proceedings taken at the Special Meeting.

PROCEEDINGS OF THE MEETINGS

9. The Chair of the Special Meeting will be an officer or director of IMA, who will be appointed by the directors of IMA for that purpose.

10. The Chair of the Special Meeting is at liberty to call on the assistance of legal counsel to IMA at any time and from time to time, as the Chair of the Special Meeting may deem necessary or appropriate, during the Special Meeting, and such legal counsel is entitled to attend the Special Meeting for this purpose.

11. The Special Meeting shall otherwise be conducted in accordance with the provisions of the BUSINESS CORPORATIONS ACT and the Articles of IMA, subject to the terms of this Interim Order.

QUORUM AND VOTING

12. The quorum for the transaction of business by members of IMA at the Special Meeting will be the quorum of members required by the Articles of IMA.

13. The quorum for the transaction of business by the Optionholders will be two Optionholders present in person or by proxy.

14. The vote of the members of IMA required to adopt the resolution in respect of the Arrangement (the "ARRANGEMENT RESOLUTION") at the Special Meeting will be the affirmative vote of not less than three-quarters of the votes cast by shareholders of IMA who vote in person or by proxy on the Arrangement Resolution.

15. The vote of the Optionholders required to adopt the resolution in respect of the Arrangement (the OPTIONHOLDERS RESOLUTION") at the Special Meeting will be the affirmative vote of not less than three quarters of the votes cast by the Optionholders who vote in person or by proxy on the Optionholders Resolution with one vote allowed for each common share of IMA over which an option is held.

ADJOURNMENT OF MEETINGS

16. The Special Meeting may be adjourned for any reason upon the approval of the Chair of the Special Meeting, and if the Special Meeting is adjourned, it will be reconvened at a place and time to be designated by the Chair of the Special Meeting to a date which is not more than 30 days thereafter.

AMENDMENTS TO THE INTERIM ORDER

17. The Petitioners be entitled at any time to seek leave to vary this Interim Order.

DISSENT RIGHTS

18. The members of IMA will be granted the rights of dissent with respect to the Arrangement, as set out in Article 6 of the Plan of Arrangement attached as
Exhibit I to the arranged agreement attached as Exhibit "E" to the Affidavit of Art Lang.


FINAL APPLICATION

19. The Chair of the Special Meeting shall, in due course, file herein an affidavit verifying the actions taken and the decisions reached at the Special Meeting with respect to the Arrangement.

20. The Petitioners are at liberty to serve the Notice of Hearing on persons outside the jurisdiction of this Honourable Court in the manner specified in this Interim Order.

21. Any shareholder of a Petitioner and any holder of options, warrants or other securities of a Petitioner may appear and make representations at the hearing of the Petition herein (the "HEARING"), provided that such shareholder or other security holder shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Honourable Court and deliver a copy of the filed Appearance, together with a copy of all material on which such applicant intends to rely at the Hearing, including an outline of such applicant's proposed submissions, to the solicitors for the Petitioner at their address for delivery set out in the Petition, on or before 4:00 p.m. on Tuesday, June 22, 2004, subject to the direction of this Honourable Court.

22. If the Hearing is adjourned, only those persons who have filed and delivered an Appearance, in accordance with the immediately foregoing paragraph, need to be served with notice of the adjourned date.

23. The Petitioners may apply on Tuesday, the 29th day of June, 2004 or on such later date as this Honourable Court may direct, for the approval, if the Arrangement is approved and agreed to by the Special Meeting and the shareholders  of Holdings  and Golden,  of the  Arrangement  by this  Honourable
Court.

                                           BY THE COURT


                                           /s/ signature
                                           -------------------------------------
                                           DISTRICT REGISTRAR

APPROVED AS TO FORM:                       ENTERED
                                           May 14, 2004
                                           Vancouver Registry



/s/ J. BRENT MACLEAN
------------------------------------
J. Brent MacLean
Counsel for the Petitioners


                                              ENTERED
                                              MAY 14, 2004
                                              VANCOUVER REGISTRY
                                              VOL S1210 FOL 23

                                                        NO.
                                                        VANCOUVER REGISTRY


                    IN THE SUPREME COURT OF BRITISH COLUMBIA


         IN THE MATTER OF SECTION 291 OF THE BUSINESS CORPORATIONS ACT,
                          S.B.C. 2002, c.57, AS AMENDED

                                       AND


                  IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
            IMA EXPLORATION INC., IMA HOLDINGS CORP. AND GOLDEN ARROW
             RESOURCES CORPORATION AND THEIR RESPECTIVE SHAREHOLDERS


                  IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION

                                                                   PETITIONERS

--------------------------------------------------------------------------------


                                  INTERIM ORDER


--------------------------------------------------------------------------------





                                 DAVIS & COMPANY
                             Barristers & Solicitors
                                 2800 Park Place
                               666 Burrard Street
                              Vancouver, BC V6C 2Z7

                             Tel. No. (604) 687-9444
                             Fax No. (604) 687-1612

File No. 54532-00002                                                   JBM/cc
VANLIT Library:237776.2

                                  SCHEDULE "D"
  (to the Management Proxy Circular of IMA Exploration Inc. dated May 14, 2004)


                  NOTICE OF HEARING OF PETITION FOR FINAL ORDER

                                                                  NO.  L041204
                                                            VANCOUVER REGISTRY


                    IN THE SUPREME COURT OF BRITISH COLUMBIA


                       IN THE MATTER OF SECTION 291 OF THE
                           BUSINESS CORPORATIONS ACT,
                          S.B.C. 2002, c.57, AS AMENDED

                                       AND

                  IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
            IMA EXPLORATION INC., IMA HOLDINGS CORP. AND GOLDEN ARROW
             RESOURCES CORPORATION AND THEIR RESPECTIVE SHAREHOLDERS


                  IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION

                                                                     PETITIONERS

                                NOTICE OF HEARING


         TAKE NOTICE that the Petition of the Petitioners filed on May 14, 2004 will be heard in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on Tuesday, June 29, 2004 at the hour of 9:45 a.m.

1.       This matter is without notice.

2. This is an ex parte application and is estimated to require 30 minutes to complete.

3.       This matter is within the jurisdiction of a master


Dated:   May 14, 2004

/s/ DAVIS & COMPANY per Robyn Jarvis
---------------------------------------
Davis & Company
Solicitors for the Petitioners

This NOTICE OF HEARING was prepared by the firm of Davis & Company, Barristers & Solicitors, whose place of business and address for service is 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2Z7

                                                           NO.
                                                           VANCOUVER REGISTRY


                    IN THE SUPREME COURT OF BRITISH COLUMBIA


                       IN THE MATTER OF SECTION 291 OF THE
                           BUSINESS CORPORATIONS ACT,
                          S.B.C. 2002, c.57, AS AMENDED

                                       AND


                  IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
            IMA EXPLORATION INC., IMA HOLDINGS CORP. AND GOLDEN ARROW
             RESOURCES CORPORATION AND THEIR RESPECTIVE SHAREHOLDERS


                  IMA EXPLORATION INC., IMA HOLDINGS CORP. AND
                       GOLDEN ARROW RESOURCES CORPORATION

                                                                    PETITIONERS



--------------------------------------------------------------------------------


                                NOTICE OF HEARING


--------------------------------------------------------------------------------



                                 DAVIS & COMPANY
                             Barristers & Solicitors
                                 2800 Park Place
                               666 Burrard Street
                              Vancouver, BC V6C 2Z7

                             Tel. No. (604) 687-9444
                             Fax No. (604) 687-1612

File No. 54532-00002                                                    JBM/cc














VANLIT Library:237778.2

                                  SCHEDULE "E"
  (to the Management Proxy Circular of IMA Exploration Inc. dated May 14, 2004)


                              FINANCIAL STATEMENTS

================================================================================


                              IMA EXPLORATION INC.

                                       AND

                       GOLDEN ARROW RESOURCES CORPORATION

                                    PRO FORMA

                           CONSOLIDATED BALANCE SHEETS

                                DECEMBER 31, 2003

                         (EXPRESSED IN CANADIAN DOLLARS)

================================================================================

                               COMPILATION REPORT

To the Directors of
IMA EXPLORATION INC.

We have read the accompanying unaudited pro forma balance sheets of IMA Exploration Inc. ("IMA") and Golden Arrow Resources Corporation as at December 31, 2003, and have performed the following procedures.

1. Compared the figures in the column captioned "IMA Exploration Inc." to the audited financial statements of IMA for the year ended December 31, 2003, and found them to be in agreement.

2. Made enquiries of certain officials of IMA who have responsibility for financial and accounting matters about the basis for determination of the pro forma adjustments. The officials described to us the basis for determination of the pro forma adjustments.

3. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Total" and found the amounts to be arithmetically correct.

5. Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned "Golden Arrow Resources Corporation Pro Forma" and "IMA Exploration Inc. Pro Forma" as at December 31, 2003, and found the amounts to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


                                         /s/ PRICEWATERHOUSECOOPERS LLP

Vancouver, B.C.                        (Signed) PRICEWATERHOUSECOOPERS LLP
May 14, 2004                                  Chartered Accountants

                              IMA EXPLORATION INC.
                                       AND
                       GOLDEN ARROW RESOURCES CORPORATION
                      PRO FORMA CONSOLIDATED BALANCE SHEETS
                             AS AT DECEMBER 31, 2003
                      (UNAUDITED - SEE COMPILATION REPORT)


                                                                                     GOLDEN ARROW
                                                                                       RESOURCES
                                                     PRO FORMA                        CORPORATION         IMA
                                        IMA         ADJUSTMENTS                        PRO FORMA      EXPLORATION
                                    EXPLORATION     (NOTES 2(C)                       (NOTES 2(A)         INC.
                                       INC.         (D) AND (E)         TOTAL          AND (B))        PRO FORMA
                                         $               $                $                $               $

ASSETS

CURRENT ASSETS

Cash and cash equivalents              4,454,241        6,415,515      10,869,756          781,908       10,087,848
Amounts receivable and prepaids          176,030                -         176,030            1,091          174,939
Marketable securities                    543,460                -         543,460          543,460                -
                                   --------------  ---------------  --------------   --------------  ---------------
                                       5,173,731        6,415,515      11,589,246        1,326,459       10,262,787

EQUIPMENT                                 40,472                -          40,472            4,286           36,186

MINERAL PROPERTIES
    AND DEFERRED COSTS                 6,883,641                        6,883,641        5,592,415        1,291,226
                                                                -
                                   --------------  ---------------  --------------   --------------  ---------------
                                      12,097,844        6,415,515      18,513,359        6,923,160       11,590,199
                                   ==============  ===============  ==============   ==============  ===============

LIABILITIES

CURRENT LIABILITIES

Accounts payable and
    accrued liabilities                  426,494                -         426,494            8,260          418,234
                                   --------------  ---------------  --------------   --------------  ---------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                         27,707,597        6,615,515      34,323,112        6,914,900       27,408,212

CONTRIBUTED SURPLUS                    1,541,116                -       1,541,116                -        1,541,116

DEFICIT                             (17,577,363)        (200,000)    (17,777,363)                -     (17,777,363)
                                   --------------  ---------------  --------------   --------------  ---------------
                                      11,671,350        6,415,515      18,086,865        6,914,900       11,171,965
                                   --------------  ---------------  --------------   --------------  ---------------
                                      12,097,844        6,415,515      18,513,359        6,923,160       11,590,199
                                   ==============  ===============  ==============   ==============  ===============



APPROVED BY THE BOARD


/s/ Joseph Grosso           , Director
---------------------------

/s/ Art Lang                , Director
---------------------------


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRO FORMA
                          CONSOLIDATED BALANCE SHEETS.

                              IMA EXPLORATION INC.
                                       AND
                       GOLDEN ARROW RESOURCES CORPORATION
                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEETS
                             AS AT DECEMBER 31, 2003
                      (UNAUDITED - SEE COMPILATION REPORT)



1.       BASIS OF PRESENTATION

         The unaudited pro forma consolidated balance sheets of IMA Exploration Inc. ("IMA") and Golden Arrow Resources Corporation ("Golden Arrow") have been prepared for inclusion in the Management Proxy Circular of IMA dated May 14, 2004. IMA intends to proceed with a reorganization which will have the result of dividing its present mineral resource assets into two separate public companies. Upon implementation of a Plan of Arrangement, IMA will continue to hold the Navidad project, while Golden Arrow will hold the non-Navidad projects. These pro forma consolidated balance sheets have been derived from the audited consolidated balance sheet of IMA as at December 31, 2003 and the assumptions contained in Note 2. Golden Arrow is a newly formed company incorporated in the Province of British Columbia.

         The pro forma consolidated balance sheets are prepared as if the reorganization of IMA into the two separate entities, IMA and Golden Arrow, had occurred on December 31, 2003 and the assumptions in Note 2 had occurred as at December 31, 2003. In the opinion of management, the pro forma consolidated balance sheets include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

         No attempt has been made to present pro forma consolidated income statements of the new entities. The audited consolidated income statements of IMA for the years ended December 31, 2003, 2002 and 2001 are presented elsewhere in this Management Proxy Circular.

         These pro forma consolidated balance sheets are not intended to reflect the financial position that would have occurred if the events reflected therein had been in effect at the dates indicated. Further, these pro forma consolidated balance sheets are not necessarily indicative of the financial position that may be obtained in the future. These pro forma consolidated balance sheets should be read in conjunction with the consolidated financial statements of IMA included elsewhere in the Management Proxy Circular.


2.       PRO FORMA BALANCE SHEET ADJUSTMENTS AND ASSUMPTIONS

         a) IMA is assumed to transfer to Golden Arrow: i) all of IMA's investment in its mineral properties, excluding the Navidad project; ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of IMA, and IMPSA Resources Corporation, an 80.69% owned subsidiary of IMA; and iii) marketable securities at their historical book values, as follows:

                                                                       $

              Cash and cash equivalents                                  31,908
              Amounts receivable and prepaids                             1,091
              Equipment                                                   4,286
              Marketable securities                                     543,460
              Mineral properties and deferred cost                    5,592,415
              Accounts payable and accrued liabilities                   (8,260)
                                                                    ------------
                                                                      6,164,900
                                                                    ============

         b)   IMA is assumed to transfer cash of $750,000 to Golden Arrow.

                              IMA EXPLORATION INC.
                                       AND
                       GOLDEN ARROW RESOURCES CORPORATION
                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEETS
                             AS AT DECEMBER 31, 2003
                      (UNAUDITED - SEE COMPILATION REPORT)


2. PRO FORMA BALANCE SHEET ADJUSTMENTS AND ASSUMPTIONS (continued)

         c) Subsequent to December 31, 2003, IMA completed a brokered private placement of 1,500,000 units at $3.10 per unit. The proceeds of $4,307,500 have been reflected net $279,000 of agent's cash commission and $63,500 related issue costs.

         d) During the period January 1, 2004 to April 27, 2004, IMA received $2,308,015 on the exercise of stock options and warrants.

         e) The adjustments assume that transaction costs associated with the re-organization amount to $200,000 and that these are borne by IMA.

--------------------------------------------------------------------------------



                              IMA EXPLORATION INC.

                         (AN EXPLORATION STAGE COMPANY)


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2003, 2002 AND 2001

                         (EXPRESSED IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------

PRICEWATERHOUSECOOPERS

                                                    PricewaterhouseCoopers LLP
                                                    Chartered Accountants
                                                    PricewaterhouseCoopers Place
                                                    #700 - 250 Howe Street
                                                    Vancouver, BC  Canada
                                                    V6C 3S7
                                                    Tel:  604-806-7000
                                                    Fax:  604-806-7806




INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.

We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
April 27, 2004 (except for note 12(b) which is as of May 3, 2004)


COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements such as the changes described in Note 2 to the financial statements. Our report dated April 27, 2004 is expressed in accordance with Canadian reporting standards, which do not require reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, BC, Canada
April 27, 2004

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2003            2002
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             4,454,241       1,436,124
Amounts receivable and prepaids                         176,030          79,661
Marketable securities (Note 4)                          543,460          23,460
                                                   ------------    ------------
                                                      5,173,731       1,539,245
EQUIPMENT net of accumulated depreciation
   of $228,692 (2002 - $201,771)                         40,472          45,517
MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)        6,883,641       5,847,727
                                                   ------------    ------------
                                                     12,097,844       7,432,489
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                426,494         108,351
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               27,707,597      21,354,823

CONTRIBUTED SURPLUS                                   1,541,116         128,260

DEFICIT                                             (17,577,363)    (14,158,945)
                                                   ------------    ------------
                                                     11,671,350       7,324,138
                                                   ------------    ------------
                                                     12,097,844       7,432,489
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 12)



APPROVED BY THE BOARD

/s/ Joseph Grosso    , Director
-------------------------------
/s/ Art Lang         , Director
-------------------------------



        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                       2003            2002            2001
                                                                         $               $               $

EXPENSES

Administrative and management services                                  243,515         224,109         219,891
Bank charges and interest                                                10,319          10,492           7,464
Corporate development and investor relations                            352,706         249,373          88,198
Depreciation                                                             26,920          22,772          24,657
General exploration                                                     226,956         180,321         109,875
Office and sundry                                                        57,959          34,823          37,875
Printing                                                                 46,388          22,304          12,133
Professional fees                                                       297,763         172,828         105,052
Rent, parking and storage                                                72,192          72,268          68,522
Salaries and employee benefits                                          199,411         196,042         193,544
Stock based compensation (Note 6 (d))                                 1,487,235         128,260               -
Telephone and utilities                                                  37,934          34,368          25,138
Transfer agent and regulatory fees                                       34,078          35,831          15,596
Travel and accommodation                                                105,950          80,485          37,740
Cost recoveries (Note 7(d))                                             (35,110)         (6,000)              -
                                                                   ------------    ------------    ------------
                                                                      3,164,216       1,458,276         945,685
                                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                                         25,916           8,415         (17,030)
Interest and other income                                               (66,561)        (26,585)        (97,280)
Gain on options and disposition of mineral properties                  (481,779)              -               -
Write-off of mineral properties and deferred costs                      776,626               -          21,483
Write-down of marketable securities                                           -               -          22,483
Loss on sale of marketable securities                                         -               -           6,534
                                                                   ------------    ------------    ------------
                                                                        254,202         (18,170)        (63,810)
                                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                                    (3,418,418)     (1,440,106)       (881,875)

DEFICIT - BEGINNING OF YEAR                                         (14,158,945)    (12,718,839)    (11,836,964)
                                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                               (17,577,363)    (14,158,945)    (12,718,839)
                                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                                  $(0.11)         $(0.06)         $(0.06)
                                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                       32,251,753      23,188,485      15,104,239
                                                                   ============    ============    ============




        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                       2003            2002            2001
                                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                (3,418,418)     (1,440,106)       (881,875)
Items not affecting cash
     Depreciation                                                        26,920          22,772          24,657
     Stock based compensation                                         1,487,235         128,260               -
     Gain on options and disposition of mineral properties             (481,779)              -               -
     Write-down of marketable securities                                      -               -          22,483
     Loss on sale of marketable securities                                    -               -           6,534
     Write-off of mineral properties and deferred costs                 776,626               -          21,483
                                                                   ------------    ------------    ------------
                                                                     (1,609,416)     (1,289,074)       (806,718)
Increase in amounts receivable and prepaids                             (96,369)         (9,772)        (17,984)
Increase (decrease) in accounts payable and accrued liabilities         318,143          (7,365)        (73,703)
                                                                   ------------    ------------    ------------
                                                                     (1,387,642)     (1,306,211)       (898,405)
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and deferred costs                (1,850,761)     (1,266,555)     (1,320,777)
Purchase of equipment                                                   (21,875)        (11,201)         (8,012)
Proceeds on sale of marketable securities                                     -               -          16,966
                                                                   ------------    ------------    ------------
                                                                     (1,872,636)     (1,277,756)     (1,311,823)
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                             6,467,245       3,453,382       1,563,940
Share issuance costs                                                   (188,850)       (189,056)       (100,684)
                                                                   ------------    ------------    ------------
                                                                      6,278,395       3,264,326       1,463,256
                                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS                                             3,018,117         680,359        (746,972)

CASH AND CASH EQUIVALENTS
     - BEGINNING OF YEAR                                              1,436,124         755,765       1,502,737
                                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                               4,454,241       1,436,124         755,765
                                                                   ============    ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:
CASH                                                                  1,654,241         631,255         605,765
TERM DEPOSITS                                                         2,800,000         804,869         150,000
                                                                   ------------    ------------    ------------
                                                                      4,454,241       1,436,124         755,765
                                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                                    ARGENTINA
                                                   ----------------------------------------------------------------------------
                                                      LIRIO                          RIO DE                          LAGUNA DE
                                                      GROUP           NAVIDAD       LAS TAGUAS        EVELINA        LOS TOROS
                                                        $                $              $                $               $

Balance, beginning of year                            1,966,934           5,090         543,889         107,209         138,203
                                                   ------------    ------------    ------------    ------------    ------------
Expenditures during the year
    Assays                                                    -          62,232               -          14,048               -
    Contractors - access                                      -          10,923               -          18,268               -
    Contractors - surveying                                   -         102,595               -               -               -
    Contractors - environmental                               -          40,664               -             301               -
    Drilling                                                  -         193,836               -         191,923               -
    Field supplies                                            -          28,423               -           3,801               -
    Field workers                                             -               -               -               -               -
    Geological                                            2,250         297,005               -          27,990           1,207
    Geological supplies                                       -          50,317               -           4,896               -
    Geochemistry                                              -           1,659               -               -               -
    Geophysics                                                -          88,886               -               -               -
    Geophysics supplies                                       -          29,702               -               -               -
    Legal fees                                            2,382             198               -             162             162
    Option payments                                      90,810               -               -               -               -
    Staking and statutory fees                            1,900           2,900               -               -               -
    Taxes                                                   204             669             191             417             214
    Travel                                                    -          37,369               -           9,595              50
    Office                                                  746           9,924             704           1,262              53
    Other                                                 5,327               -               -               -               -
    Project management                                      659          10,879             279           2,002             973
    Vehicles                                                  -          28,940               -           9,431               2
                                                   ------------    ------------    ------------    ------------    ------------
                                                        104,278         997,121           1,174         284,096           2,661
                                                   ------------    ------------    ------------    ------------    ------------

Option payments received and cost recoveries            (94,803)              -               -               -               -
Write-off of mineral properties                        (649,094)              -               -               -               -
Proceeds on sale of mineral properties                        -               -               -               -               -
Foreign value added tax                                       -               -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                       (743,897)              -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
Balance, end of year                                  1,327,315       1,002,211         545,063         391,305         140,864
                                                   ============    ============    ============    ============    ============



              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.


                                                             ARGENTINA                 PERU         TOTAL
                                                   ----------------------------    ------------    ------------
                                                                                        RIO
                                                      MOGOTE           OTHER         TABACONAS
                                                         $               $               $              $

Balance, beginning of year                              107,940         312,012       2,666,450       5,847,727
                                                   ------------    ------------    ------------    ------------
Expenditures during the year
    Assays                                                8,050          13,233           1,580          99,143
    Contractors - access                                  1,483               -               -          30,674
    Contractors - surveying                                   -               -               -         102,595
    Contractors - environmental                               -               -         104,844         145,809
    Drilling                                                  -               -               -         385,759
    Field supplies                                        9,013             501          12,036          53,774
    Field workers                                             -               -          18,850          18,850
    Geological                                           52,011           4,626         146,576         531,665
    Geological supplies                                   3,859           2,244               -          61,316
    Geochemistry                                              -               -               -           1,659
    Geophysics                                                -               -               -          88,886
    Geophysics supplies                                       -               -               -          29,702
    Legal fees                                            2,375           3,760          54,336          63,375
    Option payments                                      15,291               -          41,247         147,348
    Staking and statutory fees                              825          80,979          49,260         135,863
    Taxes                                                   237          21,899              14          23,845
    Travel                                                  718             285          38,176          86,193
    Office                                                1,434             826          18,286          33,236
    Other                                                     -               -           1,958           7,285
    Project management                                    2,431           7,557               -          24,780
    Vehicles                                                498           4,970           8,849          52,690
                                                   ------------    ------------    ------------    ------------
                                                         98,225         140,880         496,012       2,124,447
                                                   ------------    ------------    ------------    ------------
Option payments received and cost recoveries           (206,165)        (45,979)              -        (346,947)
Write-off of mineral properties                               -        (127,532)              -        (776,626)
Proceeds on sale of mineral properties                        -         (22,981)              -         (22,981)
Foreign value added tax                                       -          55,929           2,092          58,021
                                                   ------------    ------------    ------------    ------------
                                                       (206,165)       (140,563)          2,092      (1,088,533)
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                          -         312,329       3,164,554       6,883,641
                                                   ============    ============    ============    ============



              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                                    ARGENTINA
                                                   ----------------------------------------------------------------------------
                                                      LIRIO                          RIO DE                          LAGUNA DE
                                                      GROUP           NAVIDAD       LAS TAGUAS        EVELINA        LOS TOROS
                                                        $                $              $                $               $

Balance, beginning of year                            1,879,134               -         540,720           7,853          72,017
                                                   ------------    ------------    ------------    ------------    ------------

Expenditures during the year
    Assays                                                    -               -              19          39,836          20,251
    Contractors - access                                      -               -               -               -               -
    Contractors - surveying                                   -               -               -               -               -
    Contractors - environmental                               -             487               -             856               -
    Drilling                                                  -               -               -               -               -
    Field supplies                                            -               -             100               -               -
    Field workers                                             -               -               -               -               -
    Geological                                            1,941             785               -          43,799          37,815
    Geological supplies                                       -               -               -           2,451           1,092
    Geochemistry                                              -               -               -               -               -
    Geophysics                                                -               -               -               -               -
    Geophysics supplies                                       -               -               -               -               -
    Legal fees                                            2,343               -               -              34              34
    Option payments                                      71,585               -               -               -               -
    Staking and statutory fees                                -           3,818               3               -           1,232
    Taxes                                                 1,653               -           1,653             121             562
    Travel                                                    -               -               -           7,445             575
    Office                                               10,278               -             385             729           1,014
    Other                                                     -               -               -               -               -
    Project management                                        -               -           1,009              36              36
    Vehicles                                                  -               -               -           4,049           3,575
                                                   ------------    ------------    ------------    ------------    ------------
                                                         87,800           5,090           3,169          99,356          66,186
                                                   ------------    ------------    ------------    ------------    ------------
Foreign value added tax                                       -               -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
Balance, end of year                                  1,966,934           5,090         543,889         107,209         138,203
                                                   ============    ============    ============    ============    ============


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.


                                                             ARGENTINA                 PERU           TOTAL
                                                   ----------------------------    ------------    ------------
                                                                                        RIO
                                                      MOGOTE           OTHER         TABACONAS
                                                         $               $               $              $

Balance, beginning of year                               74,565         203,169       1,803,714       4,581,172
                                                   ------------    ------------    ------------    ------------

Expenditures during the year
    Assays                                                    -               -          24,428          84,534
    Contractors - access                                      -               -               -               -
    Contractors - surveying                                   -               -          20,923          20,923
    Contractors - environmental                               -               -         112,689         114,032
    Drilling                                                  -               -               -               -
    Field supplies                                        1,220               -          18,122          19,442
    Field workers                                             -               -          49,790          49,790
    Geological                                           14,034          57,075         236,231         391,680
    Geological supplies                                       -               -               -           3,543
    Geochemistry                                              -               -               -               -
    Geophysics                                                -               -               -               -
    Geophysics supplies                                       -               -               -               -
    Legal fees                                              469               -          63,266          66,146
    Option payments                                      13,969               -         227,079         312,633
    Staking and statutory fees                              757          39,753               -          45,563
    Taxes                                                   424               -               -           4,413
    Travel                                                1,710               -          41,856          51,586
    Office                                                  792               -          19,266          32,464
    Other                                                     -               -          12,882          12,882
    Project management                                        -               -               -           1,081
    Vehicles                                                  -               -          36,204          43,828
                                                   ------------    ------------    ------------    ------------
                                                         33,375          96,828         862,736       1,254,540
                                                   ------------    ------------    ------------    ------------
Foreign value added tax                                       -          12,015               -          12,015
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                    107,940         312,012       2,666,450       5,847,727
                                                   ============    ============    ============    ============

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year. See also Note 12.


2.       CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for the stock options granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870") STOCK-BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS. CICA 3870 provides alternative methods of transition for the adoption of the fair value method and as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after January 1, 2003 to employees and directors. Pro-forma disclosure for stock options issued prior to January 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 6 (d).

         Stock-based compensation has been credited to contributed surplus.

         The  fair  value  of  stock   options  is   determined   by  using  the
         BLACK-SCHOLES OPTION PRICING MODEL with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options.

         For stock options granted to other than employees and directors the Company continues to apply the fair value method.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 10.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and all its subsidiaries. The Company's principal subsidiaries are IMPSA Resources Corporation (80.69%), Minera Imp-Peru S.A. (100%) and Inversiones Mineras Argentinas S.A. (100%). All intercompany transactions and balances have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of the original date of acquisition.

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost or market.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

         The Company also accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment, which comprise leasehold improvements and office furniture and equipment, are recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2003, the Company does not have any asset retirement obligations.

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in the operating results in the period of translation.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values. As of December 31, 2003, the market value of marketable securities was $1,032,546 (2002 - $78,200).

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         COMPARATIVE FIGURES

         Certain of the 2002 and 2001 fiscal year figures have been reclassified to conform with the presentation used in fiscal 2003.


4.       MARKETABLE SECURITIES

                                                               2003                            2002
                                                   ----------------------------    ----------------------------
                                                                      QUOTED                          QUOTED
                                                     RECORDED         MARKET         RECORDED         MARKET
                                                       VALUE          VALUE            VALUE          VALUE
                                                         $              $                $              $

         Ballad Gold & Silver Ltd.
               - 500,000 common shares                  250,000         325,000               -               -
         Amera Resources Corporation ("Amera")
               - 600,000 common shares                  270,000         546,000               -               -
         Other                                           23,460         161,546          23,460          78,200
                                                   ------------    ------------    ------------    ------------
                                                        543,460       1,032,546          23,460          78,200
                                                   ============    ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS

                                                                       2003                            2002
                                                   --------------------------------------------    ------------
                                                                     DEFERRED
                                                   ACQUISITION     EXPLORATION
                                                      COSTS            COSTS           TOTAL           TOTAL
                                                        $                $               $               $

         Argentina
             Navidad                                          -       1,002,211       1,002,211           5,090
             Lirio Group                                221,020       1,106,295       1,327,315       1,966,934
             Rio de las Taguas                          133,262         411,801         545,063         543,889
             Evelina                                          -         391,302         391,302         107,209
             Laguna de los Toros                              -         140,867         140,867         138,203
             Other                                       11,639         300,690         312,329         419,952
                                                   ------------    ------------    ------------    ------------
                                                        365,921       3,353,166       3,719,087       3,181,277
         Peru
             Rio Tabaconas                              741,293       2,423,261       3,164,554       2,666,450
                                                   ------------    ------------    ------------    ------------
                                                      1,107,214       5,812,132       6,883,641       5,847,727
                                                   ============    ============    ============    ============

         (a)      Argentinean Properties

                  The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in San Juan Province and Chubut Province in Argentina.

                  As of December 31, 2003, the Company must make further payments with respect to option agreements on the Lirio Group of properties, totalling US $240,000, as follows:

                        YEAR                            US $

                        2004                             70,000
                        2005                            170,000
                                                   ------------
                                                        240,000
                                                   ============

                  The Company has also agreed to pay net smelter return royalties ("NSR") of up to US $7,000,000 once commercial production is achieved on the Lirio Group of properties.

                  During fiscal 2003, the Company reviewed its non-core mineral properties and determined to write off mineral properties and related deferred exploration costs of $776,626.

         (b)      Rio Tabaconas, Peru

                  The Company holds an option to acquire a 100% interest in three concessions, in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, the Company owns ten concessions, which surround and overlie the optioned concessions. Collectively these are known as the Rio Tabaconas Project.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  Under the terms of the option agreement, the Company has paid US $185,000 and was required to make further payments totalling US $1,340,000. On June 28, 2002, the Company suspended further exploration activities at the Rio Tabacanos project. This decision was made in response to the local community expressing its concerns with mineral exploration activities. The Company has deferred any further exploration until an agreement with the local community has been finalized. As a result the Company declared force majeure, as allowed under its option agreement. Accordingly, the Company and the optionor have deferred payment of the remaining US $1,155,000 option payments until the force majeure is discontinued. On August 1, 2003, the Company commenced paying US $1,500 per month to the optionor as compensation during this waiting period.

         (c) During fiscal 2003, the Company entered into agreements with Amera, a publicly-traded company with common management and shareholders, whereby the Company:

                  (i) optioned its Mogote Property in the NW San Juan Region of Argentina. Amera has the option to earn a 51% interest in the 8,009 hectare Mogote Property by issuing a total of 1,650,000 common shares of Amera to the Company and by incurring US $1.25 million of expenditures, including work programs and underlying option payments, all over a five year period ending July 1, 2007. Amera has also agreed to reimburse the Company for past payments made and expenditures which had been incurred by the Company on the Mogote Property. As at December 31, 2003, Amera has reimbursed the Company $192,952, and $4,902 remained outstanding and is included in amounts receivable. The Company has also received 100,000 shares of Amera at a recorded amount of $45,000.

                           On April 8, 2004, the Company and Amera entered into a further agreement whereby Amera can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 shares of Amera (issued) and conducting an additional US $3 million of exploration expenditures over a three year period ending May 20, 2007.

                  (ii) sold a 100% undivided interest in three mineral properties, comprising 24,280 hectares (the "Chubut Properties"), located in Chubut Province, Argentina, for 500,000 common shares of Amera for a recorded amount of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, Amera will pay the Company a bonus of US$250,000 and a 3% net smelter returns royalty.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL

         Authorized   -   100,000,000   common   shares   without  par  value
                      -   100,000,000 preferred shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2000                  13,529,219      16,627,241

         Private placements                           5,063,000       1,563,940
         Less share issue costs                               -        (100,684)
                                                   ------------    ------------
         Balance, December 31, 2001                  18,592,219      18,090,497

         Private placements                           5,703,026       2,552,870
         Exercise of options                            170,000          68,000
         Exercise of warrants                         2,085,361         837,512
         Less share issue costs                               -        (194,056)
                                                   ------------    ------------
         Balance, December 31, 2002                  26,550,606      21,354,823

         Private placement                            2,900,000       2,610,000
         Exercise of options                          1,855,850         895,859
         Exercise of warrants                         4,969,066       2,940,428
         Exercise of agent's options                    105,930          95,337
         Less share issue costs                               -        (188,850)
                                                   ------------    ------------
         Balance, December 31, 2003                  36,381,452      27,707,597
                                                   ============    ============


         (a) During fiscal 2003, the Company completed a brokered private placement for 2,900,000 units at a price of $0.90 per unit, for cash proceeds of $2,421,150, net of share issue costs of $188,850. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 per share on or before April 28, 2004. Certain officers and directors of the Company purchased 445,000 units of the private placement.

                  In connection with the financing, the Company granted the agent an option to purchase 195,750 units on the same basis and terms as the private placement. The agent has exercised options to purchase 105,930 units, for $95,337 cash, and, as of December 31, 2003, 89,820 units remained outstanding.

         (b) During fiscal 2002, the Company completed the following private placements:

                  i) 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one warrant. Two warrants entitled the holder to purchase an additional common share for the exercise price of $0.45 on or before March 31, 2003. The Company also issued agents warrants to purchase 63,700 common shares at a price of $0.45 on or before March 31, 2003;

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6. SHARE CAPITAL (continued)

                  ii) 1,777,778 units at a price of $0.45 per unit for cash proceeds of $686,132, net of share issue costs of $118,868. Each unit consisted of one common share of the Company and one warrant. Two warrants entitle the holder to purchase an additional common share at a price of $0.54 per share on or before April 9, 2003. The Company also issued 11,111 shares to the agents, at a price of $0.45 per share. The Company also issued agents warrants to purchase 355,556 common shares at a price of $0.54 per share on or before April 9, 2003;

                  iii) 1,722,222 units at a price of $0.45 per unit, for cash proceeds of $751,000 net of share issue costs of $24,000. Each unit consisted of one common share of the Company and one warrant. Each warrant entitled the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. Certain directors purchased 191,111 units. The Company also issued agents warrants to purchase 66,666 common shares at a price of $0.53 per share on or before May 23, 2003; and

                  iv) 1,554,915 units at a price of $0.47 for cash proceeds of $698,987, net of share issue costs of $31,823. Each unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.55 per share on or before September 27, 2003 and $0.60 on or before September 27, 2004. Certain directors purchased 325,000 units. The Company also issued agents warrants to purchase 37,496 common shares at a price of $0.50 per share on or before September 27, 2003.

         (c) During fiscal 2001, the Company completed the following private placements:

                  i) 3,000,000 units at a price of $0.26 for cash proceeds of $746,250, net of share issue costs of $33,750. Each unit consisted of one common share of the Company and one-half warrant. Each full warrant entitled the holder to purchase one common share for the exercise price of $0.40 on or before July 3, 2002. The President of the Company purchased 240,000 units. The Company also issued agents warrants to purchase 259,000 common shares at a price of $0.35 on or before July 3, 2002;

                  ii) 2,063,000 units at a price of $0.38 for cash proceeds of $717,006, net of share issue costs of $66,934. Each unit consisted of one common share of the Company and one-half warrant. Each full warrant entitled the holder to purchase one common share for the exercise price of $0.45 on or before March 31, 2003. The Company also issued agents warrants to purchase 206,300 common shares for the exercise price of $0.45 on or before March 31, 2003.

         (d)      Stock Options

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). A summary of the Company's outstanding options at December 2003, 2002 and 2001 and the changes for the years ending on those dates is presented below:

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                                                      2003                    2002                    2001
                                             ----------------------    ----------------------    ----------------------
                                               OPTIONS     WEIGHTED      OPTIONS     WEIGHTED      OPTIONS     WEIGHTED
                                             OUTSTANDING    AVERAGE    OUTSTANDING    AVERAGE    OUTSTANDING    AVERAGE
                                                 AND       EXERCISE        AND       EXERCISE        AND       EXERCISE
                                             EXERCISABLE     PRICE     EXERCISABLE     PRICE     EXERCISABLE     PRICE
                                                               $                        $                          $

                  Balance,
                       beginning of year        2,465,500    0.44        1,635,500     0.40        1,224,000     0.54
                  Granted                       1,918,500    1.60        1,050,000     0.50        1,635,500     0.40
                  Exercised                    (1,855,850)   0.44         (170,000)    0.40                -        -
                  Cancelled                             -       -          (50,000)    0.40       (1,224,000)    0.54
                                             ------------             ------------              ------------
                  Balance, end of year          2,528,150    1.32        2,465,500     0.44        1,635,500     0.40
                                             ============             ============              ============

                  Stock options outstanding and exercisable at December 31, 2003 are as follows:


                     NUMBER            EXERCISE PRICE         EXPIRY DATE
                                             $

                    254,150                0.40               July 19, 2006
                    159,000                0.50               May 2, 2007
                    225,000                0.50               September 23, 2007
                    195,000                0.84               March 7, 2008
                    300,000                0.90               May 30, 2008
                  1,395,000                1.87               August 27, 2008
                  ---------
                  2,528,150
                  =========

                  During fiscal 2002, the Company granted 540,000 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $140,840 in respect of its employees and directors' stock options. Pro- forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

                                                                       $

                  Net loss for fiscal 2002
                       - as reported                                 (1,440,106)
                       - compensation expense                          (140,840)
                                                                   ------------
                       - pro-forma                                   (1,580,946)
                                                                   ============

                  Basic and diluted loss per share
                       - as reported                                   (0.06)
                       - pro-forma                                     (0.07)

                  During  fiscal  2002,  the  Company  recognized   compensation
                  expense of $128,260 for stock options granted to consultants.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

                                                       2003             2002

                  Risk-free interest rate          3.76% - 4.16%   3.89% - 4.25%
                  Estimated volatility               74% - 78%       73% - 87%
                  Expected life                      2.5 years       2.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.63 (2002 - $0.26) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2003, 2002 and 2001 and the changes for the years ending on those dates is as follows:

                                                        2003            2002            2001

                  Balance, beginning of year          9,511,550       6,588,967       3,592,167
                  Issued                              1,502,965       5,007,944       2,996,800
                  Exercised                          (4,969,066)     (2,085,361)              -
                  Expired                                (3,001)              -               -
                                                   ------------    ------------    ------------
                  Balance, end of year                6,042,448       9,511,550       6,588,967
                                                   ============    ============    ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2003 are as follows:

                     NUMBER            EXERCISE PRICE         EXPIRY DATE
                                             $
                    1,477,222               0.60              May 23, 2004
                      778,471               0.60              September 27, 2004
                    1,066,822               0.75              September 15, 2004
                    1,253,667               0.90              March 16, 2005
                      173,667               0.75              April 19, 2004
                    1,292,599               1.10              April 28, 2004
                    ---------
                    6,042,448
                    =========

         (f)      See also Note 12.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


7.       RELATED PARTY TRANSACTIONS

         (a) During fiscal 2003, the Company paid $330,600 (2002 - $136,276; 2001 - $157,825) to companies controlled by current and former directors and officers of the Company, for accounting, management, and consulting services provided.

         (b) The Company has agreements with a company controlled by the President of the Company for the rental of office premises. The Company is required to make monthly rent payments of $5,077. During fiscal 2003, the Company paid $60,924 (2002 - $60,924; 2001 - $60,924) for rent.

         (c) During fiscal 2003, the Company recorded $61,067 (2002 - $64,641; 2001 - $45,381) for reimbursement of expenditures and disbursements incurred on behalf of the Company by the President of the Company. As at December 31, 2003, $7,538 (2002 - $1,496 ; 2001 - $17,683) remains unpaid and has been included in accounts payable and accrued liabilities.

         (d) The Company shares its office facilities with Amera. Amera is currently paying a minimum of $2,500 per month to the Company for shared rent and administration costs. During fiscal 2003, the Company received $35,110 (2002 - $6,000; 2001 - $nil) from
                  Amera.

         (e) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on December 31, 2003, the amount under the agreement would be $891,000.

         (f) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


8.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2003            2002            2001
                                                                         $               $               $


         Statutory tax rate                                              37.62%          39.62%          44.62%
         Provision for income taxes based on statutory
              Canadian combined federal and provincial
                   income tax rates                                  (1,286,009)       (570,570)       (393,493)
         Differences in foreign tax rates                              (383,116)         (4,234)        179,918
         Losses for which an income tax benefit
              has not been recognized                                 1,669,125         574,804         213,575
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:


                                                       2003            2002
                                                         $               $

         Future income tax assets
              Financing costs                           116,985          98,934
              Operating loss carryforward             4,051,130       4,164,745
              Excess of tax values of mineral
                properties and property, plant
                and equipment over book value           465,045         330,957
                                                   ------------    ------------
                                                      4,633,160       4,594,636
         Valuation allowance for future tax assets   (4,633,160)     (4,594,636)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $9,002,084 that may be available for tax purposes. The losses expire as follows:


                  EXPIRY DATE                                   $

                      2004                                  1,554,225
                      2005                                  1,266,386
                      2006                                  1,255,915
                      2007                                  1,277,771
                      2008                                    845,836
                      2009                                  1,319,284
                      2010                                  1,482,667
                                                         ------------
                                                            9,002,084
                                                         ============


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2003, 2002 and 2001.

         The Company's total assets are segmented geographically as follows:

                                                                               2003
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $

         Current assets                               5,075,092          65,637          32,999       5,173,728
         Equipment                                       28,974           7,032           4,466          40,472
         Mineral properties and deferred costs                -       3,719,087       3,164,554       6,883,641
                                                   -------------   ------------    ------------    ------------
                                                      5,104,066       3,791,756       3,202,019      12,097,844
                                                   =============   ============    ============    ============


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


9. SEGMENTED INFORMATION (continued)

                                                                               2002
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $

         Current assets                               4,161,455          49,117          40,914       1,539,245
         Equipment                                       34,323           5,817           5,377          45,517
         Mineral properties and deferred costs                -       3,181,277       2,666,450       5,847,727
                                                   ------------    ------------    ------------    ------------
                                                      4,196,278       3,236,211       2,712,741       7,432,489
                                                   ============    ============    ============    ============


10.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.

         The significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                       2003            2002            2001
                                                                         $               $               $

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (3,418,418)     (1,440,106)       (881,875)
         Mineral properties and deferred costs for the year (i)      (1,812,540)     (1,266,555)     (1,320,777)
         Mineral properties and deferred costs written off
              during the year which would have been
              expensed in the year incurred (i)                         776,626               -          21,483
         Stock-based compensation (iii)                                (144,000)       (102,150)              -
                                                                   ------------    ------------    ------------
         Loss for the year under US GAAP                             (4,598,332)     (2,808,811)     (2,181,169)
         Unrealized gains on available-for-sale securities (ii)         434,346          54,740               -
                                                                   ------------    ------------    ------------
         Comprehensive loss (iv)                                     (4,163,986)     (2,754,071)     (2,181,169)
                                                                   =============   ============    ============
         Loss per share under US GAAP                                     (0.14)          (0.12)          (0.14)
                                                                   =============   ============    ============
         Diluted loss per share under US GAAP                             (0.14)          (0.12)          (0.14)
                                                                   =============   ============    ============


                                                                       2003            2002
                                                                         $               $

         SHAREHOLDERS' EQUITY
         Balance per Canadian GAAP                                   11,671,350       7,324,138
         Mineral properties and deferred costs expensed (i)          (6,883,641)     (5,847,727)
         Accumulated other comprehensive income (ii)                    489,086          54,740
                                                                   ------------    ------------
         Balance per US GAAP                                          5,276,795       1,531,151
                                                                   ============    ============


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                       2003            2002
                                                         $               $

         MINERAL PROPERTIES AND DEFERRED COSTS

         Balance per Canadian GAAP                    6,883,641       5,847,727
         Mineral properties and deferred costs
              expensed under US GAAP (i)             (6,883,641)     (5,847,727)
                                                   ------------    ------------
         Balance per US GAAP                                  -               -
                                                   ============    ============


                                                       2003            2002            2001
                                                         $               $               $

         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES
         Cash used per Canadian GAAP                 (1,387,642)     (1,306,211)       (898,405)
         Mineral properties and deferred costs (i)   (1,850,761)     (1,266,555)     (1,320,777)
                                                   ------------    ------------    ------------
         Cash used per US GAAP                       (3,238,403)     (2,572,766)     (2,219,182)
                                                   ============    ============    ============



                                                       2003            2002            2001
                                                         $               $               $

         INVESTING ACTIVITIES
         Cash used per Canadian GAAP                 (1,872,636)     (1,277,756)     (1,311,823)
         Mineral properties and deferred costs (i)    1,850,761       1,266,555       1,320,777
                                                   ------------    ------------    ------------
         Cash provided (used) per US GAAP               (21,875)        (11,201)          8,954
                                                   ============    ============    ============

         i)       Mineral properties and deferred costs

                  Mineral properties and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For US GAAP purposes, the Company expenses acquisition and exploration costs relating to unproven mineral properties as incurred. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed, on a periodic basis, to determine whether the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value determined using discounted cash flows.

         ii)      Investments

                  The Company's marketable securities are classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         iii)     Accounting for stock-based compensation

                  For US GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" until 2003.

                  Under US GAAP, when stock options are cancelled and immediately reissued at a revised price (the "Repricing"), these options are accounted for as variable compensation from the date of the Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense, will be recognized.

                  During fiscal 2003, for US GAAP purposes, the Company has prospectively adopted the fair based method of accounting for stock-based compensation in accordance with FAS 148. This application is consistent with the early application of CICA 3870 under Canadian GAAP (Note 3). Accordingly there is no difference on accounting for stock-based compensation under Canadian and US GAAP.

         iv)      Comprehensive income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         v)       New Accounting Standards

                  In May 2003, the FASB issued Statement No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY" ("SFAS No. 150"), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

                  In January 2003, the FSAB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" ("FIN No. 46") (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 "CONSOLIDATED FINANCIAL STATEMENTS" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  A similar guideline has been introduced in Canada, Accounting Guideline 15 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

                  In July 2003, the CICA released Section 1100 "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "FINANCIAL STATEMENT CONCEPTS" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                       2003            2002            2001
                                                                         $               $               $

         Investing activities
              Proceeds on disposition of mineral properties            (272,982)              -               -
              Acquisition of marketable securities                      272,982               -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


         Financing activities
              Finder's fees payable                                           -          (5,000)              -
              Shares issued for payment of finder's fees                      -           5,000               -
              Shares issued on exercise of options                       74,379               -               -
              Contributed surplus                                       (74,379)              -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

         Other supplementary cash flow information:

                                                                       2003            2002            2001
                                                                         $               $               $

         Interest paid in cash                                                -               -               -
                                                                   ============    ============    ============
         Income taxes paid in cash                                            -               -               -
                                                                   ============    ============    ============


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)

12.      SUBSEQUENT EVENTS

         a) In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline Resources Inc., commenced a legal proceeding against the Company, asserting that the Company unlawfully used confidential information, and is seeking a constructive trust over the Navidad Project and other surrounding properties in Chubut Province, Argentina. The Company is defending this action and, as at the date of the Auditor's Report, the outcome is not determinable.

         b) On May 3, 2004, the Company announced a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into two separate public companies. Following the corporate restructuring the Company will continue to hold the Navidad project, while the newly created company will hold all other mineral property interests. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

         c)       Subsequent to December 31, 2003, the Company:

                  (i) completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,307,500 net of $279,000 agent's commission and $63,500 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued 200,000 units, at a recorded amount of $620,000 to its agent;

                  (ii) granted 1,462,000 stock options for $3.10 per share to its directors, employees and consultants for a period of five years; and

                  (iii) issued 2,634,291 common shares for $2,308,015 on the exercises of stock options and warrants.

 BRITISH       MINISTRY OF FINANCE                       NOTICE OF ALTERATION
COLUMBIA       Corporate and Personal                    FORM 11 - BC COMPANY
               Property Registries                          Section 257(4)
               www.fin.gov.bc.ca/registries            BUSINESS CORPORATIONS ACT

Telephone:  250 356-8626
Hours:  8:30 - 4:30 (Monday-Friday)

DO NOT MAIL THIS FORM TO THE CORPORATE AND PERSONAL             FREEDOM OF INFORMATION AND PROTECTION ACT (FIPPA)
PROPERTY REGISTRIES UNLESS YOU ARE INSTRUCTED TO DO SO          The personal information requested on this form is made available
BY REGISTRY STAFF. THE REGULATION UNDER THE BUSINESS            to the public under the authority of the BUSINESS CORPORATIONS ACT.
CORPORATIONS ACT REQUIRES THIS FORM TO BE FILED ON              Questions about how the FIPPA applies to this personal information
THE INTERNET AT WWW.CORPORATEONLINE.GOV.BC.CA                   can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn
                                                                Prov Govt, Victoria BC V8W 9V3.

--------------------------------------------------------------------------------
[A]  INCORPORATION NUMBER OF COMPANY

     694758
--------------------------------------------------------------------------------
[B]  NAME OF COMPANY

     Golden Arrow Resources Corporation
--------------------------------------------------------------------------------
[C]  ALTERATIONS TO THE NOTICE OF ARTICLES

     Please indicate what information on the Notice of Articles is to be altered or added:

     [ ] Company name                       [ ] Date of a Resolution or Court
                                                Order
     [ ] A translation of company name      [ ] Authorized Share Structure

     [ ] Pre-existing Company Provisions
--------------------------------------------------------------------------------
[D] ALTERATION EFFECTIVE DATE - CHOOSE ONE OF THE FOLLOWING:

     [ ] The alteration is to take effect at the time that this notice is filed with the registrar.

     [ ] The alteration is to take effect at 12:01 a.m. Pacific Time on yyyy / mm / dd being a date that is not more than ten days after the date of filing of this notice.

     [ ] The alteration is to take effect at ____ Pacific Time on yyyy / mm / dd being a date and time that is not more than ten days after the date of filing of this notice.

--------------------------------------------------------------------------------
[E]  CHANGE OF COMPANY NAME

     The company is to change its name from ____________________________________
     to (CHOOSE ONE OF THE FOLLOWING):

     [ ]  __________________________________________________________.  This name has been reserved for the company under name reservation number ______ ___________________________________, or

     [ ] a name created by adding "B.C. Ltd." after the incorporation number of the company.

--------------------------------------------------------------------------------
[F]  TRANSLATION OF COMPANY NAME
     Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

     ADDITIONS: Set out every new translation of the company name that the company intends to use outside of Canada.

--------------------------------------------------------------------------------
FORM 11/WEB Rev. 2004 / 3 / 10                                            Page 1

--------------------------------------------------------------------------------
     CHANGES:  Change the following translation(s) of the company name:

-------------------------------------------------------------------------------------------------------------------
     PREVIOUS TRANSLATION OF THE COMPANY NAME                   NEW TRANSLATION OF THE COMPANY NAME
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

     DELETIONS:  Remove the following translation(s) of the company name:




--------------------------------------------------------------------------------
[G] PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the BUSINESS CORPORATIONS ACT)

      Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

      [ ] The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

--------------------------------------------------------------------------------
[H]  AUTHORIZED SHARE STRUCTURE

     Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

         YYYY/MM/DD

        ____________


     SET OUT THE NEW AUTHORIZED SHARE STRUCTURE

------------------------------------------------------------------------------------------------------------------------------------
                             Maximum number of shares of                                                    Are there special rights
                               this class or series of               Kind of shares of this class           or restrictions attached
                               shares that the company                   or series of shares.                to the shares of this
Identifying name of class     is authorized to issue, or                                                            class or
   or series of shares      indicate there is no maximum                                                       series of shares?
                                       number.
                            -----------------------------   --------------------------------------------    ------------------------
                             THERE IS     MAXIMUM NUMBER    WITHOUT PAR      WITH A PAR         Type of       YES (X)       NO (X)
                            NO MAXIMUM      OF SHARES          VALUE          VALUE OF         currency
                                (X)         AUTHORIZED          (X)             ($)
------------------------------------------------------------------------------------------------------------------------------------
Common                          X                                X                                                            X
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


[I] CERTIFIED CORRECT - I have read this form and found it to be correct.

     NAME OF AUTHORIZED SIGNING AUTHORITY     SIGNATURE OF AUTHORIZED SIGNING AUTHORITY            DATE SIGNED
     FOR THE COMPANY                          FOR THE COMPANY                                      YYYY/MM/DD

                                              X
     ------------------------------------------------------------------------------------------------------------

FORM 11/WEB Rev. 2004 / 3 / 10                                            Page 2

 BRITISH       MINISTRY OF FINANCE                       NOTICE OF ALTERATION
COLUMBIA       Corporate and Personal                    FORM 11 - BC COMPANY
               Property Registries                          Section 257(4)
               www.fin.gov.bc.ca/registries            BUSINESS CORPORATIONS ACT

Telephone:  250 356-8626
Hours:  8:30 - 4:30 (Monday-Friday)

DO NOT MAIL THIS FORM TO THE CORPORATE AND PERSONAL             FREEDOM OF INFORMATION AND PROTECTION ACT (FIPPA)
PROPERTY REGISTRIES UNLESS YOU ARE INSTRUCTED TO DO SO          The personal information requested on this form is made available
BY REGISTRY STAFF. THE REGULATION UNDER THE BUSINESS            to the public under the authority of the BUSINESS CORPORATIONS ACT.
CORPORATIONS ACT REQUIRES THIS FORM TO BE FILED ON              Questions about how the FIPPA applies to this personal information
THE INTERNET AT WWW.CORPORATEONLINE.GOV.BC.CA                   can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn
                                                                Prov Govt, Victoria BC V8W 9V3.

--------------------------------------------------------------------------------
[A]  INCORPORATION NUMBER OF COMPANY

     694758
--------------------------------------------------------------------------------
[B]  NAME OF COMPANY

     Golden Arrow Resources Corporation
--------------------------------------------------------------------------------
[C]  ALTERATIONS TO THE NOTICE OF ARTICLES

     Please indicate what information on the Notice of Articles is to be altered or added:

     [ ] Company name                       [ ] Date of a Resolution or Court
                                                Order
     [ ] A translation of company name      [X] Authorized Share Structure

     [ ] Pre-existing Company Provisions
--------------------------------------------------------------------------------
[D] ALTERATION EFFECTIVE DATE - CHOOSE ONE OF THE FOLLOWING:

     [ ] The alteration is to take effect at the time that this notice is filed with the registrar.

     [ ] The alteration is to take effect at 12:01 a.m. Pacific Time on yyyy / mm / dd being a date that is not more than ten days after the date of filing of this notice.

     [ ] The alteration is to take effect at ____ Pacific Time on yyyy / mm / dd being a date and time that is not more than ten days after the date of the filing of this notice.

--------------------------------------------------------------------------------
[E]  CHANGE OF COMPANY NAME

     The company is to change its name from ____________________________________
     to (CHOOSE ONE OF THE FOLLOWING):

     [ ]  __________________________________________________________.  This name has been reserved for the company under name reservation number ______ ___________________________________, or

      [ ] a name created by adding "B.C. Ltd." after the incorporation number of the company.

--------------------------------------------------------------------------------
[F]  TRANSLATION OF COMPANY NAME
     Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

     ADDITIONS: Set out every new translation of the company name that the company intends to use outside of Canada.

--------------------------------------------------------------------------------
FORM 11/WEB Rev. 2004 / 3 / 10                                            Page 1

--------------------------------------------------------------------------------
     CHANGES:  Change the following translation(s) of the company name:

-------------------------------------------------------------------------------------------------------------------
     PREVIOUS TRANSLATION OF THE COMPANY NAME                   NEW TRANSLATION OF THE COMPANY NAME
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

     DELETIONS:  Remove the following translation(s) of the company name:



--------------------------------------------------------------------------------
[G] PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the BUSINESS CORPORATIONS ACT)

      Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

      [ ] The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

--------------------------------------------------------------------------------
[H]  AUTHORIZED SHARE STRUCTURE

     Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

         YYYY/MM/DD

        ____________


     SET OUT THE NEW AUTHORIZED SHARE STRUCTURE

------------------------------------------------------------------------------------------------------------------------------------
                             Maximum number of shares of                                                    Are there special rights
                               this class or series of               Kind of shares of this class           or restrictions attached
                               shares that the company                   or series of shares.                to the shares of this
Identifying name of class     is authorized to issue, or                                                            class or
   or series of shares      indicate there is no maximum                                                       series of shares?
                                       number.
                            -----------------------------   --------------------------------------------    ------------------------
                             THERE IS     MAXIMUM NUMBER    WITHOUT PAR      WITH A PAR         Type oF       YES (X)       NO (X)
                            NO MAXIMUM      OF SHARES          VALUE          VALUE OF         currencY
                                (X)         AUTHORIZED          (X)             ($)
------------------------------------------------------------------------------------------------------------------------------------
Common                          X                                X                                              X
------------------------------------------------------------------------------------------------------------------------------------
Preferred                       X                                X                                              X
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


[I] CERTIFIED CORRECT - I have read this form and found it to be correct.

     NAME OF AUTHORIZED SIGNING AUTHORITY     SIGNATURE OF AUTHORIZED SIGNING AUTHORITY            DATE SIGNED
     FOR THE COMPANY                          FOR THE COMPANY                                      YYYY/MM/DD

                                              X
     ------------------------------------------------------------------------------------------------------------


FORM 11/WEB Rev. 2004 / 3 / 10                                            Page 2

 BRITISH       MINISTRY OF FINANCE                       NOTICE OF ALTERATION
COLUMBIA       Corporate and Personal                    FORM 11 - BC COMPANY
               Property Registries                          Section 257(4)
               www.fin.gov.bc.ca/registries            BUSINESS CORPORATIONS ACT

Telephone:  250 356-8626
Hours:  8:30 - 4:30 (Monday-Friday)

DO NOT MAIL THIS FORM TO THE CORPORATE AND PERSONAL             FREEDOM OF INFORMATION AND PROTECTION ACT (FIPPA)
PROPERTY REGISTRIES UNLESS YOU ARE INSTRUCTED TO DO SO          The personal information requested on this form is made available
BY REGISTRY STAFF. THE REGULATION UNDER THE BUSINESS            to the public under the authority of the BUSINESS CORPORATIONS ACT.
CORPORATIONS ACT REQUIRES THIS FORM TO BE FILED ON              Questions about how the FIPPA applies to this personal information
THE INTERNET AT WWW.CORPORATEONLINE.GOV.BC.CA                   can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn
                                                                Prov Govt, Victoria BC V8W 9V3.

--------------------------------------------------------------------------------
[A]  INCORPORATION NUMBER OF COMPANY

     197061
--------------------------------------------------------------------------------
[B]  NAME OF COMPANY

     IMA Exploration Inc.
--------------------------------------------------------------------------------
[C]  ALTERATIONS TO THE NOTICE OF ARTICLES

     Please indicate what information on the Notice of Articles is to be altered or added:

     [ ] Company name                       [ ] Date of a Resolution or Court
                                                Order
     [ ] A translation of company name      [X] Authorized Share Structure

     [ ] Pre-existing Company Provisions
--------------------------------------------------------------------------------
[D] ALTERATION EFFECTIVE DATE - CHOOSE ONE OF THE FOLLOWING:

     [ ] The alteration is to take effect at the time that this notice is filed with the registrar.

     [ ] The alteration is to take effect at 12:01 a.m. Pacific Time on yyy / mm / dd being a date that is not more than ten days after the date of filing of this notice.

     [ ] The alteration is to take effect at _____ Pacific Time on yyyy /mm / dd being a date and time that is not more than ten days after the date of filing of this notice.

--------------------------------------------------------------------------------
[E]  CHANGE OF COMPANY NAME

     The company is to change its name from ____________________________________
     to (CHOOSE ONE OF THE FOLLOWING):

     [ ]  __________________________________________________________.  This name has been reserved for the company under name reservation number ______ ___________________________________, or

      [ ] a name created by adding "B.C. Ltd." after the incorporation number of the company.

--------------------------------------------------------------------------------
[F]  TRANSLATION OF COMPANY NAME
     Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

     ADDITIONS: Set out every new translation of the company name that the company intends to use outside of Canada.

--------------------------------------------------------------------------------
FORM 11/WEB Rev. 2004 / 3 / 10                                            Page 1

--------------------------------------------------------------------------------
     CHANGES:  Change the following translation(s) of the company name:

-------------------------------------------------------------------------------------------------------------------
     PREVIOUS TRANSLATION OF THE COMPANY NAME                   NEW TRANSLATION OF THE COMPANY NAME
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

     DELETIONS:  Remove the following translation(s) of the company name:



--------------------------------------------------------------------------------
[G] PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the BUSINESS CORPORATIONS ACT)

      Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

      [ ] The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

--------------------------------------------------------------------------------
[H]  AUTHORIZED SHARE STRUCTURE

     Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

         YYYY/MM/DD

        ____________


     SET OUT THE NEW AUTHORIZED SHARE STRUCTURE

------------------------------------------------------------------------------------------------------------------------------------
                             Maximum number of shares of                                                    Are there special rights
                               this class or series of               Kind of shares of this class           or restrictions attached
                               shares that the company                   or series of shares.                to the shares of this
Identifying name of class     is authorized to issue, or                                                            class or
   or series of shares      indicate there is no maximum                                                       series of shares?
                                       number.
                            -----------------------------   --------------------------------------------    ------------------------
                             THERE IS     MAXIMUM NUMBER    WITHOUT PAR      WITH A PAR         Type of       YES (X)       NO (X)
                            NO MAXIMUM      OF SHARES          VALUE          VALUE OF         currency
                                (X)         AUTHORIZED          (X)             ($)
------------------------------------------------------------------------------------------------------------------------------------
Common                          X                                X                                              X
------------------------------------------------------------------------------------------------------------------------------------
Preferred, of which 18,283,053            100,000,000            X                                              X
------------------------------------------------------------------------------------------------------------------------------------
shares have been designated
------------------------------------------------------------------------------------------------------------------------------------
as Preferred Shares, Series 1
------------------------------------------------------------------------------------------------------------------------------------


[I] CERTIFIED CORRECT - I have read this form and found it to be correct.

     NAME OF AUTHORIZED SIGNING AUTHORITY     SIGNATURE OF AUTHORIZED SIGNING AUTHORITY            DATE SIGNED
     FOR THE COMPANY                          FOR THE COMPANY                                      YYYY/MM/DD

                                              X
     ------------------------------------------------------------------------------------------------------------


FORM 11/WEB Rev. 2004 / 3 / 10                                            Page 2

 BRITISH       MINISTRY OF FINANCE                       NOTICE OF ALTERATION
COLUMBIA       Corporate and Personal                    FORM 11 - BC COMPANY
               Property Registries                          Section 257(4)
               www.fin.gov.bc.ca/registries            BUSINESS CORPORATIONS ACT

Telephone:  250 356-8626
Hours:  8:30 - 4:30 (Monday-Friday)

DO NOT MAIL THIS FORM TO THE CORPORATE AND PERSONAL             FREEDOM OF INFORMATION AND PROTECTION ACT (FIPPA)
PROPERTY REGISTRIES UNLESS YOU ARE INSTRUCTED TO DO SO          The personal information requested on this form is made available
BY REGISTRY STAFF. THE REGULATION UNDER THE BUSINESS            to the public under the authority of the BUSINESS CORPORATIONS ACT.
CORPORATIONS ACT REQUIRES THIS FORM TO BE FILED ON              Questions about how the FIPPA applies to this personal information
THE INTERNET AT WWW.CORPORATEONLINE.GOV.BC.CA                   can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn
                                                                Prov Govt, Victoria BC V8W 9V3.

--------------------------------------------------------------------------------
[A]  INCORPORATION NUMBER OF COMPANY

     197061
--------------------------------------------------------------------------------
[B]  NAME OF COMPANY

     IMA Exploration Inc.
--------------------------------------------------------------------------------
[C]  ALTERATIONS TO THE NOTICE OF ARTICLES

     Please indicate what information on the Notice of Articles is to be altered or added:

     [ ] Company name                       [ ] Date of a Resolution or Court
                                                Order
     [ ] A translation of company name      [X] Authorized Share Structure

     [ ] Pre-existing Company Provisions
--------------------------------------------------------------------------------
[D] ALTERATION EFFECTIVE DATE - CHOOSE ONE OF THE FOLLOWING:

     [ ] The alteration is to take effect at the time that this notice is filed with the registrar.

     [ ] The alteration is to take effect at 12:01 a.m. Pacific Time on yyyy / mm / dd being a date that is not more than ten days after the date of filing of this notice.

     [ ] The alteration is to take effect at ____ Pacific Time on yyyy / mm / dd being a date and time that is not more than ten days after the date of the filing of this notice.

--------------------------------------------------------------------------------
[E]  CHANGE OF COMPANY NAME

     The company is to change its name from ____________________________________
     to (CHOOSE ONE OF THE FOLLOWING):

     [ ]  __________________________________________________________.  This name has been reserved for the company under name reservation number ______ ___________________________________, or

      [ ] a name created by adding "B.C. Ltd." after the incorporation number of the company.

--------------------------------------------------------------------------------
[F]  TRANSLATION OF COMPANY NAME
     Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

     ADDITIONS: Set out every new translation of the company name that the company intends to use outside of Canada.

--------------------------------------------------------------------------------
FORM 11/WEB Rev. 2004 / 3 / 10                                            Page 1

--------------------------------------------------------------------------------
     CHANGES:  Change the following translation(s) of the company name:

-------------------------------------------------------------------------------------------------------------------
     PREVIOUS TRANSLATION OF THE COMPANY NAME                   NEW TRANSLATION OF THE COMPANY NAME
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

     DELETIONS:  Remove the following translation(s) of the company name:



--------------------------------------------------------------------------------
[G] PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the BUSINESS CORPORATIONS ACT)

      Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

      [ ] The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

--------------------------------------------------------------------------------
[H]  AUTHORIZED SHARE STRUCTURE

     Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

         YYYY/MM/DD

        ____________


     SET OUT THE NEW AUTHORIZED SHARE STRUCTURE

------------------------------------------------------------------------------------------------------------------------------------
                             Maximum number of shares of                                                    Are there special rights
                               this class or series of               Kind of shares of this class           or restrictions attached
                               shares that the company                   or series of shares.                to the shares of this
Identifying name of class     is authorized to issue, or                                                            class or
   or series of shares      indicate there is no maximum                                                       series of shares?
                                       number.
                            -----------------------------   --------------------------------------------    ------------------------
                             THERE IS     MAXIMUM NUMBER    WITHOUT PAR      WITH A PAR         Type of       YES (X)       NO (X)
                            NO MAXIMUM      OF SHARES          VALUE          VALUE OF         currency
                                (X)         AUTHORIZED          (X)             ($)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common                            100,000,000            X                                              X
------------------------------------------------------------------------------------------------------------------------------------
Common                          X                                X                                              X
------------------------------------------------------------------------------------------------------------------------------------
Preferred, of which 18,283,053            100,000,000            X                                              X
------------------------------------------------------------------------------------------------------------------------------------
shares have been designated
------------------------------------------------------------------------------------------------------------------------------------
as Preferred Shares, Series 1
------------------------------------------------------------------------------------------------------------------------------------
Special                         X                                X                                              X
------------------------------------------------------------------------------------------------------------------------------------


[I] CERTIFIED CORRECT - I have read this form and found it to be correct.

     NAME OF AUTHORIZED SIGNING AUTHORITY     SIGNATURE OF AUTHORIZED SIGNING AUTHORITY            DATE SIGNED
     FOR THE COMPANY                          FOR THE COMPANY                                      YYYY/MM/DD

                                              X
     ------------------------------------------------------------------------------------------------------------


FORM 11/WEB Rev. 2004 / 3 / 10                                            Page 2